As filed with the Securities and Exchange Commission on June 7, 2011
Registration No. 333-172683

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 4
to
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Fusion-io, Inc.
(Exact name of Registrant as specified in its charter)

Delaware	3572	20-4232255
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2855 E. Cottonwood Parkway, Suite 100
Salt Lake City, Utah 84121
801.424.5500
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

David A. Flynn
Chief Executive Officer and President
Fusion-io, Inc.
2855 E. Cottonwood Parkway, Suite 100
Salt Lake City, Utah 84121
801.424.5500
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Larry W. Sonsini Patrick J. Schultheis Robert G. Day Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304 650.493.9300	Shawn J. Lindquist Chief Legal Officer Fusion-io, Inc. 2855 E. Cottonwood Parkway, Suite 100 Salt Lake City, Utah 84121 801.424.5500	Gordon K. Davidson Jeffrey R. Vetter James D. Evans Fenwick & West LLP 801 California Street Mountain View, California 94041 650.988.8500

Approximate date of commencement of proposed sale to the public:  As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer”, “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☑ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

		Proposed	Proposed
		Maximum	Maximum
Title of Each Class of	Amount to be	Offering Price	Aggregate	Amount of
Securities to be Registered	Registered (1)	Per Share	Offering Price(2)	Registration Fee(3)
Common Stock, $0.0002 par value per share	14,145,000	$18.00	$254,610,000	$29,560.23

(1)	Estimated pursuant to Rule 457(a) under the Securities Act of 1933, as amended. Includes the aggregate offering price of additional shares that the underwriters have the option to purchase.

(2)	Estimated solely for the purpose of calculating the registration fee.

(3)	The Registrant previously paid $24,633.52 of the registration fee with the prior filings of this Registration Statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject To Completion. Dated June 7, 2011.
12,300,000 Shares

Common Stock

This is an initial public offering of shares of common stock of Fusion-io, Inc.

Fusion-io is offering 10,755,607 shares of its common stock and the selling stockholders are offering 1,544,393 shares of common stock in this offering. Fusion-io will not receive any of the proceeds from the sale of the shares being sold by the selling stockholders.

Prior to this offering, there has been no public market for the common stock. It is currently estimated that the initial public offering price per share will be between $16.00 and $18.00. The common stock of Fusion-io has been approved for listing on the New York Stock Exchange under the symbol “FIO”.

See “Risk Factors” on page 8 to read about factors you should consider before buying shares of the common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total

Initial public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to Fusion-io	$	$
Proceeds, before expenses, to the selling stockholders	$	$

To the extent that the underwriters sell more than 12,300,000 shares of common stock, the underwriters have the option to purchase up to an additional 1,845,000 shares from Fusion-io at the initial public offering price less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York on             , 2011.

Goldman, Sachs & Co.	Morgan Stanley	J.P. Morgan	Credit Suisse

Prospectus dated          , 2011

FUSiON-iO
SAN LEVEL PERFORMANCE...
FROM A SINGLE ioDRIVE
DATA DECENTRALIZATION PLATFORM:
ioMEMORY
VIRTUAL STORAGE LAYER
ioSPHERE
DIRECTCACHE

SAN LEVEL PERFORMANCE FORM A SINGLE DATA DECENTRALIZATION

Prospectus

Through and including          , 2011 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

We, the underwriters and the selling stockholders have not authorized anyone to provide you with information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We, the underwriters and the selling stockholders take no responsibility for, and provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of the date of its date.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. You should read the following summary together with the more detailed information appearing in this prospectus, including “Risk Factors”, “Selected Consolidated Financial Data”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, “Business” and our consolidated financial statements and related notes, before deciding whether to purchase shares of our capital stock. Unless the context otherwise requires, the terms “Fusion-io”, “the company”, “we”, “us” and “our” in this prospectus refer to Fusion-io, Inc., and its subsidiaries. Our fiscal year end is June 30 and our fiscal quarters end on September 30, December 31, March 31, and June 30. Our fiscal years ended June 30, 2008, 2009 and 2010 and our fiscal year ending June 30, 2011 are referred to herein as fiscal 2008, 2009, 2010 and 2011, respectively.

FUSION-IO, INC.

Our Company

We have pioneered a next generation storage memory platform for data decentralization. Our platform significantly improves the processing capabilities within a datacenter by relocating process-critical, or “active”, data from centralized storage to the server where it is being processed, a methodology we refer to as data decentralization. Our integrated hardware and software solutions leverage non-volatile memory to significantly increase datacenter efficiency and offers enterprise grade performance, reliability, availability and manageability. We sell our solutions through our global direct sales force, original equipment manufacturers, including Dell, HP and IBM, and other channel partners. Since inception, we have shipped solutions aggregating over 22 petabytes of enterprise class storage memory capacity to more than 1,500 end-users.

Our data decentralization platform can transform legacy architectures into next generation datacenters and allows enterprises to consolidate or significantly reduce complex and expensive high performance storage, high performance networking and memory-rich servers. Our platform enables enterprises to increase the utilization, performance and efficiency of their datacenter resources and extract greater value from their information assets. Many users of our platform have reported achieving greater than 10 times the application throughput per server through increased server utilization, resulting in reductions to ongoing facility, energy and cooling expenses.

Industry Background

Enterprises are increasingly dependent on their ability to rapidly extract value from their information assets. At the same time, enterprises are facing multiple challenges associated with managing their information assets. These challenges include: the exponential growth in data; increasing demand for frequent access to this data from the growing number of Internet-connected devices; and growing demand by users for faster and more relevant information. Enterprises are deploying increasing amounts of datacenter infrastructure in an attempt to address these challenges, which, in turn, is creating pressure on their budgets and administrative resources.

Legacy datacenter architectures using centralized storage cannot effectively supply the increasingly large quantities of process-critical data quickly enough to fully utilize the processing capacity of today’s servers, creating what we refer to as the data supply problem. This problem results in an increasing number of underutilized servers. While processing performance has doubled approximately every 18 months, the performance of the storage infrastructure has not kept pace, and this increasing gap between processing and storage performance is amplifying the data supply problem.

Traditional approaches that attempt to address the growing data supply problem are inadequate. These approaches include: deploying higher performance storage and networking; deploying memory-rich servers; scaling out datacenters; tuning and redesigning applications; utilizing cloud-based services; and deploying virtual servers. Based on IDC data, we estimate that approximately $52 billion will be spent in 2011 on high performance storage and networking and memory-rich servers, excluding related spending on software and services.(1)

Our Solution

Our purpose-built storage memory platform for data decentralization addresses the data supply problem while providing enterprise grade performance, reliability, availability and manageability in an industry standard server-based form factor. Our ioMemory hardware uses non-volatile memory to create a high capacity memory tier with fast access rates, integrates with our VSL virtualization software, and leverages our recently released directCache automated data-tiering software and ioSphere platform management software. Our data decentralization platform enables enterprises to:

•	Manage Growth in Quantity of Data — By transforming commodity non-volatile memory into a high capacity storage memory tier in the server and leveraging our automated data-tiering software, we enable enterprises to more efficiently manage the exponential growth in data;

•	Manage Increasing Frequency of Access to Data — By providing memory-like performance and allowing multiple processor cores to access active data simultaneously, our platform allows enterprises to handle hundreds of thousands of data requests per second; and

•	Improve Response Times, Relevancy, and Value from Data — By allowing enterprises to rapidly access more data, perform deeper analytics and produce more relevant responses, our platform helps enterprises extract greater value from their information assets.

Our data decentralization solution also enables enterprises to:

•	Reduce Total Cost of Ownership and Environmental Impact — Our platform enables customers to reduce their datacenter infrastructure footprint, administrative expenses and energy consumption related to power and cooling;

•	Unlock the Potential of Virtualization — Our platform enables more virtual servers and desktops to be deployed per physical server without experiencing the performance issues caused by data supply constraints; and

•	Enhance the Performance of Clouds and SaaS — Our platform allows cloud service providers and software-as-a-service vendors to significantly enhance the performance of the services they offer and improve their underlying cost structures.

Our Strategy

Our objective is to expand our position as the leading provider of storage memory platforms for data decentralization. The principal elements of our strategy include:

•	leverage our first-to-market and leading position in data decentralization;

•	continue our focus on platform solutions;

•	extend our platform differentiation through software innovation;

•	develop and maintain direct customer engagement;

•	leverage and expand our server OEM customer relationships; and

•	pursue international growth opportunities.

 (1) See note (1) set forth in the section entitled “Market, Industry and Other Data”.

Risks Affecting Us

Our business is subject to numerous risks and uncertainties, including those highlighted in the section entitled “Risk Factors” immediately following this prospectus summary. Some of these risks are:

•	our limited operating history makes it difficult to evaluate our current business and future prospects;

•	our revenue growth rate in recent periods is not expected to recur in the near term and may not be indicative of our future performance;

•	we have incurred significant net losses to date and may not consistently achieve or maintain profitability;

•	we expect large and concentrated purchases by a limited number of customers to continue to represent a substantial majority of our revenue, and any loss or delay of expected purchases could adversely affect our operating results;

•	we expect that we will depend on OEMs incorporating our products into their product offerings and their sales efforts to increase our revenue;

•	ineffective management of inventory levels could adversely affect our operating results; and

•	we compete with large storage and software providers and expect competition to intensify in the future.

Corporate Information

Our principal executive offices are located at 2855 E. Cottonwood Parkway, Suite 100, Salt Lake City, Utah 84121, and our telephone number is 801.424.5500. Our website is www.fusionio.com. Information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider information on our website to be part of this prospectus. We were incorporated in December 2005 as Canvas Technologies, Inc., a Nevada corporation. In June 2006, we changed our name to Fusion Multisystems, Inc. In June 2010, we changed our name to Fusion-io, Inc. and reincorporated as a Delaware corporation.

The Fusion-io design logo and the marks “Fusion-io”, “directCache”, “ioDirector”, “ioDrive”, “ioDrive Duo”, “ioDrive Octal”, “ioManager”, “ioMemory” and “ioSphere” are our trademarks. This prospectus contains additional trade names, trademarks and service marks of other companies. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, these other companies.

THE OFFERING

Common stock offered by us	10,755,607 shares

Common stock offered by the selling stockholders	1,544,393 shares

Common stock to be outstanding after this offering	77,809,084 shares

Option to purchase additional shares	1,845,000 shares

Use of proceeds	We plan to use the net proceeds that we receive in this offering for working capital and general corporate purposes, including possible acquisitions of, or investments in, businesses, technologies or other assets. We will not receive any proceeds from the sale of shares of common stock by the selling stockholders. See “Use of Proceeds”.

Directed share program	The underwriters have reserved for sale, at the initial public offering price, up to 615,000 shares of the common stock being offered to business associates, directors, employees and friends and family members of our employees and directors. See “Underwriting”.

NYSE symbol	“FIO”

The number of shares of common stock that will be outstanding after this offering is based on 67,053,477 shares outstanding as of March 31, 2011, and excludes:

•	26,140,906 shares of common stock issuable upon the exercise of options outstanding as of March 31, 2011 at a weighted-average exercise price of $1.87 per share (including 1,024,000 shares of our common stock that we expect to be sold in this offering by certain selling stockholders upon the exercise of vested options at the closing of this offering);

•	648,344 shares of common stock issuable upon the exercise of options granted subsequent to March 31, 2011 at a weighted average exercise price of $8.46 per share;

•	125,800 shares of common stock issuable upon the exercise of an outstanding warrant to purchase convertible preferred stock, at an exercise price of $1.093 per share, which will be exercisable for an equivalent number of shares of common stock following this offering;

•	165,000 shares of common stock we repurchased on May 2, 2011; and

•	unallocated shares of common stock reserved for future issuance under our stock-based compensation plans, consisting of 1,364,001 shares of common stock reserved for future issuance under our 2010 Executive Stock Incentive Plan and our 2008 Stock Incentive Plan (including options to purchase 648,344 shares of common stock granted in April and May 2011), which shares, if unallocated as of the closing of this offering, shall be terminated and no longer reserved for future issuance under our 2010 Executive Stock Incentive Plan or our 2008 Stock Incentive Plan, 12,132,430 shares of common stock reserved for future issuance under our 2011 Equity Stock Incentive Plan, which will become effective upon completion of this offering, and 500,000 shares of common stock reserved for future issuance under our 2011 Employee Stock Purchase Plan, which will become effective upon completion of this offering.

Except as otherwise indicated, all information in this prospectus assumes:

•	the automatic conversion of all outstanding shares of our convertible preferred stock into an aggregate of 52,489,072 shares of common stock, effective immediately prior to the completion of this offering;

•	the filing of our amended and restated certificate of incorporation in Delaware upon the completion of this offering;

•	no exercise of options outstanding as of March 31, 2010 (including 1,024,000 shares of our common stock that we expect to be sold in this offering by certain selling stockholders upon the exercise of vested options at the closing of this offering); and

•	no exercise by the underwriters of their right to purchase up to an additional 1,845,000 shares of common stock from us.

SUMMARY CONSOLIDATED FINANCIAL DATA

The summary consolidated statements of operations data presented below for the fiscal years ended June 30, 2008, 2009, and 2010 are derived from audited consolidated financial statements that are included in this prospectus. The summary consolidated statements of operations data for the nine months ended March 31, 2010 and 2011 and the consolidated balance sheet data as of March 31, 2011 are derived from unaudited consolidated financial statements that are included in this prospectus. The unaudited consolidated financial statements were prepared on a basis consistent with our audited financial statements and include all adjustments, consisting of normal and recurring adjustments that we consider necessary for a fair presentation of the financial position and results of operations as of and for such periods. Operating results for the nine months ended March 31, 2011 are not necessarily indicative of the results that may be expected for the full fiscal year ending June 30, 2011. You should read the following summary consolidated financial data with “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, our consolidated financial statements, and the notes to consolidated financial statements, which are included in this prospectus.

				Nine Months
	Year Ended June 30,			Ended March 31,
	2008	2009	2010	2010	2011
	(In thousands, except per share data)
Consolidated Statements of Operations Data:
Revenue	$648	$10,150	$36,216	$25,290	$125,515
Cost of revenue(1)	377	5,000	16,018	10,208	59,788

Gross profit	271	5,150	20,198	15,082	65,727
Operating expenses:
Sales and marketing(1)	2,856	13,476	23,386	14,637	35,176
Research and development(1)	5,603	11,707	15,977	11,669	18,272
General and administrative(1)	1,712	4,849	12,383	8,588	12,244

Total operating expenses	10,171	30,032	51,746	34,894	65,692

(Loss) income from operations	(9,900)	(24,882)	(31,548)	(19,812)	35
Other income (expense), net	(75)	(690)	(156)	(30)	(810)

Loss before income taxes	(9,975)	(25,572)	(31,704)	(19,842)	(775)
Income tax expense	—	(1)	(12)	(2)	(434)

Net loss	(9,975)	(25,573)	(31,716)	(19,844)	(1,209)
Deemed dividend on repurchase of Series B convertible preferred stock	—	—	(748)	—	—

Net loss attributable to common stockholders	$(9,975)	$(25,573)	$(32,464)	$(19,844)	$(1,209)

Net loss per common share, basic and diluted	$(1.73)	$(3.27)	$(2.95)	$(1.85)	$(0.09)
Weighted-average number of shares, basic and diluted	5,773	7,829	11,012	10,707	13,289
Pro forma net loss per common share, basic and diluted (unaudited)			$(0.60)		$(0.02)
Pro forma weighted-average number of common shares, basic and diluted (unaudited)			54,273		65,778

(1)	Includes stock-based compensation expense as follows:

				Nine Months
	Year Ended June 30,			Ended March 31,
	2008	2009	2010	2010	2011
	(In thousands)
Cost of revenue	$—	$1	$9	$7	$16
Sales and marketing	101	461	738	544	1,156
Research and development	211	382	492	422	762
General and administrative	29	155	628	269	1,798

Total stock-based compensation	$341	$999	$1,867	$1,242	$3,732

Our unaudited consolidated balance sheet as of March 31, 2011 is presented on:

•	an actual basis;

•	a pro forma basis, giving effect to (i) the automatic conversion of all outstanding shares of our convertible preferred stock into shares of common stock upon completion of this offering and (ii) the reclassification of the convertible preferred stock warrant liability to additional paid-in-capital; and

•	a pro forma as adjusted basis, giving effect to the pro forma adjustments and the sale of 10,755,607 shares of common stock by us in this offering, based on an assumed initial public offering price of $17.00 per share, the midpoint of the range reflected on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses to be paid by us.

The pro forma as adjusted information set forth in the table below is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.

	March 31, 2011
			Pro Forma As
	Actual	Pro Forma	Adjusted(1)
	(In thousands)

Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term investments(2)	$15,947	$15,947	$182,493
Inventories	38,959	38,959	38,959
Working capital(2)	41,794	42,542	209,088
Total assets(2)	85,574	85,574	252,120
Current and long-term deferred revenue	10,691	10,691	10,691
Current and long-term notes payable and capital lease obligations(2)	5,153	5,153	5,153
Total liabilities(2)	43,758	43,010	43,010
Total stockholders’ (deficit) equity	(62,697)	42,564	209,110

(1)	Each $1.00 increase or decrease in the assumed initial public offering price of $17.00 per share, the midpoint of the range reflected on the cover page of this prospectus, would increase or decrease, as applicable, our cash, cash equivalents and short-term investments, working capital, total assets and total stockholders’ (deficit) equity by approximately $10.0 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses to be paid by us.

(2)	In April 2011, we repaid the remaining outstanding balance under our revolving line of credit of $5.0 million.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, including our consolidated financial statements and related notes, before deciding whether to purchase shares of our common stock. If any of the following risks actually occur, our business, financial condition, operating results and prospects could be materially and adversely affected. In that event, the price of our common stock could decline, and you could lose part or all of your investment.

Risks Related to Our Business and Industry

Our limited operating history makes it difficult to evaluate our current business and future prospects, and may increase the risk of your investment.

We were founded in December 2005 and sold our first products in April 2007. The majority of our revenue growth has occurred since the quarter ended December 31, 2009. We are still in the process of introducing central components of our software offerings and have only recently released for general availability our ioSphere and directCache software. In addition, our current management team has only been working together for a short period of time. Our limited operating history makes it difficult to evaluate our current business and our future prospects, including our ability to plan for and model future growth. We have encountered and will continue to encounter risks and difficulties frequently experienced by growing companies in rapidly changing industries, such as the risks described in this prospectus. If we do not address these risks successfully, our business and operating results would be adversely affected, and our stock price could decline.

Our revenue growth rate in recent periods is not expected to recur in the near term and may not be indicative of our future performance.

You should not consider our revenue growth in recent periods as indicative of our future performance. In fact, in future periods, our revenue could decline. We do not expect to achieve similar percentage revenue growth rates in future periods. We have experienced in the past, and continue to expect to experience, substantial concentrated purchases by customers to complete or upgrade large-scale datacenter deployments. Our revenue in any particular quarterly period could be disproportionately affected if this trend continues. You should not rely on our revenue for any prior quarterly or annual periods as an indication of our future revenue growth. If we are unable to maintain consistent revenue growth, our stock price could be volatile, and it may be difficult to achieve and maintain profitability.

We have experienced rapid growth in recent periods and we may not be able to sustain or manage any future growth effectively.

We have significantly expanded our overall business, customer base, headcount and operations since June 2010, and we anticipate that we will continue to grow our business. For example, from June 30, 2010 to March 31, 2011, our headcount increased from 262 to 395 employees. Our future operating results depend to a large extent on our ability to successfully manage our anticipated expansion and growth.

To manage our growth successfully, we believe we must effectively, among other things:

•	maintain and extend our leadership in data decentralization;

•	maintain and expand our existing original equipment manufacturer, or OEM, and channel partner relationships and develop new OEM and channel partner relationships;

•	forecast and control expenses;

•	recruit, hire, train and manage additional research and development and sales personnel;

•	expand our support capabilities;

•	enhance and expand our distribution and supply chain infrastructure;

•	manage inventory levels;

•	enhance and expand our international operations; and

•	implement and improve our administrative, financial and operational systems, and procedures and controls.

We expect that our future growth will continue to place a significant strain on our managerial, administrative, operational, financial and other resources. We are likely to incur costs associated with our future growth earlier than we realize some of the anticipated benefits, and the return on these investments may be lower, or may develop more slowly, than we expect or may be nonexistent. If we are unable to manage our growth effectively, we may not be able to take advantage of market opportunities or develop new products or enhancements to existing products and we may fail to satisfy end-users’ requirements, maintain product quality, execute on our business plan or respond to competitive pressures, each of which could adversely affect our business and operating results.

We have incurred significant net losses during our limited operating history and may not consistently achieve or maintain profitability.

Prior to the quarter ended March 31, 2011, we had incurred net losses in each quarter since our inception. We incurred net losses of $1.2 million in the nine months ended March 31, 2011 and net losses of $31.7 million in fiscal 2010, and, as of March 31, 2011, we had an accumulated deficit of approximately $70.1 million. We may continue to incur losses in future periods as we increase our expenses in all areas of our operations. If our revenue does not increase to offset these expected increases in operating expenses, we will not be profitable. Accordingly, we cannot assure you that we will be able to consistently achieve or maintain profitability in the future.

We expect large and concentrated purchases by a limited number of customers to continue to represent a substantial majority of our revenue, and any loss or delay of expected purchases could adversely affect our operating results.

Historically, large purchases by a relatively limited number of customers have accounted for a substantial majority of our revenue, and the composition of the group of our largest customers changes from period to period. Many of our customers make concentrated purchases to complete or upgrade specific large-scale data storage installations. These concentrated purchases are short-term in nature and are typically made on a purchase order basis rather than pursuant to long-term contracts. During fiscal 2010 and the nine months ended March 31, 2011, sales to the 10 largest customers in each period, including the applicable OEMs, accounted for approximately 75% and 91% of revenue, respectively. Facebook, Inc. is currently our largest customer and accounted for 47% of revenue during the nine months ended March 31, 2011. Revenue from sales to Facebook and Apple, through a reseller, accounted for 52% and 20% of revenue, respectively, for the three months ended March 31, 2011; however, we expect that revenue from sales to Facebook will decline significantly for the three months ending June 30, 2011.

As a consequence of our limited number of customers and the concentrated nature of their purchases, our quarterly revenue and operating results may fluctuate from quarter to quarter and are difficult to estimate. For example, any acceleration or delay in anticipated product purchases or the acceptance of shipped products by our larger customers could materially impact our revenue and operating results in any quarterly period. We cannot provide any assurance that we will be able to sustain or increase our revenue from our large customers or that we will be able to offset the discontinuation of concentrated purchases by our larger customers with purchases by new or existing customers. We expect that sales of our products to a limited number of customers will continue to contribute materially to our revenue for the foreseeable future. The loss of, or a significant delay or reduction in purchases by, a small number of customers could materially harm our business and operating results.

Some of our large customers require more favorable terms and conditions from their vendors and may request price concessions. As we seek to sell more products to these customers, we may be required to agree to terms and conditions that may have an adverse effect on our business or ability to recognize revenue.

Some of our large customers have significant purchasing power and, accordingly, have requested and received more favorable terms and conditions, including lower prices, than we typically provide. As we seek to sell more products to this class of customer, we may be required to agree to these terms and conditions, which may include terms that affect the timing of our revenue recognition or may reduce our gross margins and have an adverse effect on our business and operating results.

The future growth of our sales to OEMs is dependent on OEM customers incorporating our products into their server and data storage systems and the OEM’s sales efforts. Any failure to grow our OEM sales and maintain relationships with OEMs could adversely affect our business, operating results and financial condition.

Sales of our products to OEMs represent a significant portion of our revenue and we anticipate that our OEM sales will constitute a substantial portion of our future sales. In some cases, our products must be designed into the OEM’s products. If that fails to occur for a given product line of an OEM, we would likely be unable to sell our products to that OEM for such product line during the life cycle of that product. Even if an OEM integrates one or more of our products into its server, data storage systems or appliance solutions, we cannot be assured that its product will be commercially successful, and as a result, our sales volumes may be less than anticipated. Our OEM customers are typically not obligated to purchase our products and can choose at any time to stop using our products, if their own systems are not commercially successful or if they decide to pursue other strategies or for any other reason, including the incorporation or development of competing products by these OEMs. Moreover, our OEM customers may not devote sufficient attention and resources to selling our products. We may not be able to develop or maintain relationships with OEMs for a number of reasons, including because of the OEM’s relationships with our competitors or prospective competitors or other incentives that may not motivate their internal sales forces to promote our products. Even if we are successful in selling through OEMs, we expect that sales through OEMs will be a lower gross margin business than our direct sales business. If we are unable to grow our OEM sales, if our OEM customers’ systems incorporating our products are not commercially successful, if our products are not designed into a given OEM product cycle or if our OEM customers significantly reduce, cancel or delay their orders with us, our revenue would suffer and our business, operating results and financial condition could be materially adversely affected.

Ineffective management of our inventory levels could adversely affect our operating results.

If we are unable to properly forecast, monitor, control and manage our inventory and maintain appropriate inventory levels and mix of products to support our customers’ needs, we may incur increased and unexpected costs associated with our inventory. Sales of our products are generally made through individual purchase orders and some of our customers place large orders with short lead times, which makes it difficult to predict demand for our products and the level of inventory that we need to maintain to satisfy customer demand. If we build our inventory in anticipation of future demand that does not materialize, or if a customer cancels or postpones outstanding orders, we could experience an unanticipated increase in levels of our finished products. For some customers, even if we are not contractually obligated to accept returned products, we may determine that it is in our best interest to accept returns in order to maintain good relationships with those customers. Product returns would increase our inventory and reduce our revenue. If we are unable to sell our inventory in a timely manner, we could incur additional carrying costs, reduced inventory turns and potential write-downs due to obsolescence.

Alternatively, we could carry insufficient inventory, and we may not be able to satisfy demand, which could have a material adverse effect on our customer relationships or cause us to lose potential sales.

We have recently experienced order changes including delivery delays and fluctuations in order levels from period-to-period, and we expect to continue to experience similar delays and fluctuations in the future, which could result in fluctuations in inventory levels, cash balances and revenue.

The occurrence of any of these risks could adversely affect our business, operating results and financial condition.

Our operating results may fluctuate significantly, which could make our future results difficult to predict and could cause our operating results to fall below expectations.

Our operating results may fluctuate due to a variety of factors, many of which are outside of our control. As a result, comparing our operating results on a period-to-period basis may not be meaningful. You should not rely on our past results as an indication of our future performance. If our revenue or operating results fall below the expectations of investors or any securities analysts that follow our company, the price of our common stock would likely decline.

Factors that are difficult to predict and that could cause our operating results to fluctuate include:

•	the timing and magnitude of orders, shipments and acceptance of our products in any quarter;

•	our ability to control the costs of the components we use in our hardware products;

•	reductions in customers’ budgets for information technology purchases;

•	delays in customers’ purchasing cycles or deferments of customers’ product purchases in anticipation of new products or updates from us or our competitors;

•	fluctuations in demand and prices for our products;

•	changes in industry standards in the data storage industry;

•	our ability to develop, introduce and ship in a timely manner new products and product enhancements that meet customer requirements;

•	the timing of product releases or upgrades or announcements by us or our competitors;

•	any change in the competitive dynamics of our markets, including new entrants or discounting of product prices;

•	our ability to control costs, including our operating expenses; and

•	future accounting pronouncements and changes in accounting policies.

The occurrence of any one of these risks could negatively affect our operating results in any particular quarter and which could cause the price of our common stock to decline.

Our sales cycles can be long and unpredictable, particularly with respect to large orders and OEM relationships, and our sales efforts require considerable time and expense. As a result, it can be difficult for us to predict when, if ever, a particular customer will choose to purchase our products, which may cause our operating results to fluctuate significantly.

Our sales efforts involve educating our customers about the use and benefits of our products, including their technical capabilities and cost saving potential. Customers often undertake an evaluation and testing process that can result in a lengthy sales cycle. We spend substantial time and resources on our sales efforts without any assurance that our efforts will produce any sales. In addition, product purchases are frequently subject to budget constraints, multiple approvals and unplanned administrative, processing and other delays. Additionally, a significant portion of our sales personnel have been with us for less than a year, and we continue to increase our number of sales personnel, which could further extend the sales cycle as these new personnel are typically not immediately productive. These factors, among others, could result in long and unpredictable sales cycles, particularly with respect to large orders.

We also sell to OEMs that incorporate our solutions into their products, which can require an extended evaluation and testing process before our product is approved for inclusion in one of their product lines. We also may be required to customize our product to interoperate with an OEM’s product, which could further lengthen the sales cycle for OEM customers. The length of our sales cycle for an OEM makes us susceptible to the risk of delays or termination of orders if end-users decide to delay or withdraw funding for datacenter projects, which could occur for various reasons, including global economic cycles and capital market fluctuations.

As a result of these lengthy and uncertain sales cycles of our products, it is difficult for us to predict when customers may purchase and accept products from us and as a result, our operating results may vary significantly and may be adversely affected.

We compete with large storage and software providers and expect competition to intensify in the future from established competitors and new market entrants.

The market for data storage products is highly competitive, and we expect competition to intensify in the future. Our products compete with various traditional datacenter architectures, including high performance server and storage approaches. These may include the traditional data storage providers, including storage array vendors such as EMC Corporation, Hitachi Data Systems and NetApp, Inc., which typically sell centralized storage products as well as high performance storage approaches utilizing solid state drives, or SSDs, as well as vertically integrated appliance vendors such as Oracle. In addition, we may also compete with enterprise solid state disk vendors such as Huawei Technologies, Co., Intel Corp., LSI Corporation, Marvell Semiconductor, Inc., Micron Technology, Inc., Samsung Electronics, Inc., OCZ Technology Group, Inc., Seagate Technology, STEC, Inc., Toshiba Corp. and Western Digital Corp. Our directCache data-tiering software competes with products from suppliers of software-hardware cache solutions, including LSI Corporation and Adaptec, Inc., as well as several open source software solutions and other software-based hardware cache solutions being developed by privately held companies. Although our ioSphere platform management software is specifically designed to manage solid state storage, it competes with products of developers of general-purpose distributed management and monitoring software solutions, including HP, IBM, CA, Inc. and Nagios Enterprises, LLC. A number of new, privately held companies are currently attempting to enter our market, some of which may become significant competitors in the future.

Many of our current competitors have, and some of our potential competitors could have, longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical, sales, marketing and other resources than we have. Potential customers may prefer to purchase from their existing suppliers rather than a new supplier regardless of product performance or features. New start-up companies continue to innovate and may invent similar or superior products and technologies that may compete with our products and technology. Some of our competitors have made acquisitions of businesses that may allow them to offer more directly competitive and comprehensive solutions than they had previously offered. In addition, some of our competitors, including our OEM customers, may develop competing technologies and sell at zero or negative margins, through product bundling, closed technology platforms or otherwise, to gain business. Our current and potential competitors may also establish cooperative relationships among themselves or with third parties. As a result, we cannot assure you that our products will continue to compete favorably, and any failure to do so could seriously harm our business, operating results and financial condition.

Competitive factors could make it more difficult for us to sell our products, resulting in increased pricing pressure, reduced gross margins, increased sales and marketing expenses, longer customer sales cycles and failure to increase, or the loss of, market share, any of which could seriously harm our business, operating results and financial condition. Any failure to meet and address these competitive challenges could seriously harm our business and operating results.

The market for non-volatile storage memory products is relatively undeveloped and rapidly evolving, which makes it difficult to forecast end-user adoption rates and demand for our products.

The market for non-volatile storage memory products is relatively undeveloped and rapidly evolving. Accordingly, our future financial performance will depend in large part on growth in this market and on our ability to adapt to emerging demands in this market. Sales of our products currently are dependent in large part upon demand in markets that require high performance data storage solutions such as computing, Internet and financial services. It is difficult to predict with any precision end-user adoption rates, end-user demand for our products or the future growth rate and size of our market. The rapidly evolving nature of the technology in the data storage products market, as well as other factors that are beyond our control, reduce our ability to accurately evaluate our future outlook and forecast quarterly or annual performance. Our products may never reach mass adoption, and changes or advances in technologies could adversely affect the demand for our products. Further, although Flash-based data storage products have a number of advantages compared to other data storage alternatives, Flash-based storage devices have certain disadvantages as well, including a higher price per gigabyte of storage, potentially shortened product lifespan, more limited methods for data recovery and lower performance for certain uses, including sequential input / output transactions and increased utilization of host system resources than traditional storage, and may require end-users to modify or replace network systems originally made for traditional storage media. A reduction in demand for Flash-based data storage caused by lack of end-user acceptance, technological challenges, competing technologies and products or otherwise would result in a lower revenue growth rate or decreased revenue, either of which could negatively impact our business and operating results.

If our industry experiences declines in average sales prices, it may result in declines in our revenue and gross profit.

The data storage products industry is highly competitive and has historically been characterized by declines in average sales prices. It is possible that the market for decentralized storage solutions could experience similar trends. Our average sales prices could decline due to pricing pressure caused by several factors, including competition, the introduction of competing technologies, overcapacity in the worldwide supply of Flash-based or similar memory components, increased manufacturing efficiencies, implementation of new manufacturing processes and expansion of manufacturing capacity by component suppliers. If we are required to decrease our prices to be competitive and are not able to offset this decrease by increases in volume of sales or the sales of new products with higher margins, our gross margins and operating results would likely be adversely affected.

Developments or improvements in storage system technologies may materially adversely affect the demand for our products.

Significant developments in data storage systems, such as advances in solid state storage drives or improvements in non-volatile memory, may materially and adversely affect our business and prospects in ways we do not currently anticipate. For example, improvements in existing data storage technologies, such as a significant increase in the speed of traditional interfaces for transferring data between storage and a server or the speed of traditional embedded controllers could emerge as preferred alternative to our products especially if they are sold at lower prices. This could be the case even if such advances do not deliver all of the benefits of our products. Any failure by us to develop new or enhanced technologies or processes, or to react to changes or advances in existing technologies, could materially delay our development and introduction of new products, which could result in the loss of competitiveness of our products, decreased revenue and a loss of market share to competitors.

We derive substantially all of our revenue from a single line of products, and a decline in demand for these products would cause our revenue to grow more slowly or to decline.

Our storage memory product line accounts for substantially all of our revenue and will continue to do so for the foreseeable future. As a result, our revenue could be reduced by:

•	the failure of our storage memory products to achieve broad market acceptance;

•	any decline or fluctuation in demand for our storage memory products, whether as a result of product obsolescence, technological change, customer budgetary constraints or other factors;

•	the introduction of products and technologies that serve as a replacement or substitute for, or represent an improvement over, these products; and

•	our inability to release enhanced versions of our products, including any related software, on a timely basis.

If the storage markets grow more slowly than anticipated or if demand for our products declines, we may not be able to increase our revenue sufficiently to achieve and maintain profitability and our stock price would decline.

If we fail to develop and introduce new or enhanced products on a timely basis, including innovations in our software offerings, our ability to attract and retain customers could be impaired and our competitive position could be harmed.

We operate in a dynamic environment characterized by rapidly changing technologies and industry standards and technological obsolescence. To compete successfully, we must design, develop, market and sell new or enhanced products that provide increasingly higher levels of performance, capacity and reliability and meet the cost expectations of our customers. The introduction of new products by our competitors, the market acceptance of products based on new or alternative technologies, or the emergence of new industry standards could render our existing or future products obsolete. Our failure to anticipate or timely develop new or enhanced products or technologies in response to technological shifts could result in decreased revenue and harm our business. If we fail to introduce new or enhanced products that meet the needs of our customers or penetrate new markets in a timely fashion, we will lose market share and our operating results will be adversely affected.

In order to maintain or increase our gross margins, we will need to continue to create valuable software solutions to be integrated with our storage memory products. Any new feature or application that we develop or acquire may not be introduced in a timely or cost-effective manner and may not achieve the broad market acceptance necessary to help increase our overall gross margins. If we are unable to successfully develop or acquire, and then market and sell, additional software functionality, such as our ioSphere and directCache software, our ability to increase our revenue and gross margin will be adversely affected.

Our products are highly technical and may contain undetected defects, which could cause data unavailability, loss or corruption that might, in turn, result in liability to our customers and harm to our reputation and business.

Our storage memory products and related software are highly technical and complex and are often used to store information critical to our customers’ business operations. Our products may contain undetected errors, defects or security vulnerabilities that could result in data unavailability, loss or corruption or other harm to our customers. Some errors in our products may only be discovered after they have been installed and used by customers. Any errors, defects or security vulnerabilities discovered in our products after commercial release could result in a loss of revenue or delay in revenue recognition, injury to our reputation, a loss of customers or increased service and warranty costs, any of which could adversely affect our business. In addition, we could face claims for product liability, tort or breach of warranty. Many of our contracts with customers contain provisions relating to warranty disclaimers and liability limitations, which may be difficult to enforce. Defending a lawsuit, regardless of its merit, would be costly and might divert management’s attention and adversely affect the market’s perception of us and our products. In addition, our business liability insurance coverage could prove inadequate with respect to a claim and future coverage may be unavailable on acceptable terms or at all. These product-related issues could result in claims against us and our business could be adversely impacted.

Our products must interoperate with operating systems, software applications and hardware that is developed by others and if we are unable to devote the necessary resources to ensure that our products interoperate with such software and hardware, we may fail to increase, or we may lose, market share and we may experience a weakening demand for our products.

Our products must interoperate with our customers’ existing infrastructure, specifically their networks, servers, software and operating systems, which may be manufactured by a wide variety of vendors and OEMs. When new or updated versions of these software operating systems or applications are introduced, we must sometimes develop updated versions of our software so that our products will interoperate properly. We may not accomplish these development efforts quickly, cost-effectively or at all. These development efforts require capital investment and the devotion of engineering resources. If we fail to maintain compatibility with these applications, our customers may not be able to adequately utilize the data stored on our products, and we may, among other consequences, fail to increase, or we may lose, market share and experience a weakening in demand for our products, which would adversely affect our business, operating results and financial condition.

Our products must conform to industry standards in order to be accepted by customers in our markets.

Generally, our products comprise only a part of a datacenter. The servers, network, software and other components and systems of a datacenter must comply with established industry standards in order to interoperate and function efficiently together. We depend on companies that provide other components of the servers and systems in a datacenter to support prevailing industry standards. Often, these companies are significantly larger and more influential in driving industry standards than we are. Some industry standards may not be widely adopted or implemented uniformly, and competing standards may emerge that may be preferred by our customers. If larger companies do not support the same industry standards that we do, or if competing standards emerge, market acceptance of our products could be adversely affected, which would harm our business, operating results and financial condition.

We rely on our key technical, sales and management personnel to grow our business, and the loss of one or more key employees or the inability to attract and retain qualified personnel could harm our business.

Our success and future growth depends to a significant degree on the skills and continued services of our key technical, sales and management personnel. In particular, we are highly dependent on the services of our Chief Executive Officer, David Flynn. All of our employees work for us on an at-will basis, and we could experience difficulty in retaining members of our senior management team. We do not have “key person” life insurance policies that cover any of our officers or other key employees, other than our Chief Executive Officer. The loss of the services of any of our key employees could disrupt our operations, delay the development and introduction of our products, and negatively impact our business, prospects and operating results.

We plan to hire additional personnel in all areas of our business, particularly for sales and research and development. Competition for these types of personnel is intense. We cannot assure you that we will be able to successfully attract or retain qualified personnel. Our inability to retain and attract the necessary personnel could adversely affect our business, operating results and financial condition.

Our current research and development efforts may not produce successful products that result in significant revenue in the near future, if at all.

Developing our products and related enhancements is expensive. Our investments in research and development may not result in marketable products or may result in products that are more expensive than anticipated, take longer to generate revenue or generate less revenue, than we anticipate. Our future plans include significant investments in research and development and related product opportunities. We believe that we must continue to dedicate a significant amount of resources to our research and development efforts to maintain our competitive position. However, we may not receive significant revenue from these investments in the near future, if at all, which could adversely affect our business and operating results.

Our ability to sell our products is dependent in part on ease of use and the quality of our support offerings, and any failure to offer high-quality technical support would harm our business, operating results and financial condition.

Although our products are designed to be interoperable with existing servers and systems, we may need to provide customized installation and configuration support to our customers before our products become fully operational in their environments. Once our products are deployed within our customers’ datacenters, they depend on our support organization to resolve any technical issues relating to our products. Our ability to provide effective support is largely dependent on our ability to attract, train and retain qualified personnel. In addition, our sales process is highly dependent on our product and business reputation and on strong recommendations from our existing customers. Any failure to maintain high-quality installation and technical support, or a market perception that we do not maintain high-quality support, could harm our reputation, adversely affect our ability to sell our products to existing and prospective customers, and could harm our business, operating results and financial condition.

If we fail to successfully maintain or grow our reseller and other channel partner relationships, our business and operating results could be adversely affected.

Our ability to maintain or grow our revenue will depend, in part, on our ability to maintain our arrangements with our existing channel partners and to establish and expand arrangements with new channel partners. Our channel partners may choose to discontinue offering our products or may not devote sufficient attention and resources toward selling our products. For example, our competitors may provide incentives to our existing and potential channel partners to use or purchase their products and services or to prevent or reduce sales of our products. The occurrence of any of these events could adversely affect our business and operating results.

We are exposed to the credit risk of some of our customers and to credit exposure in weakened markets, which could result in material losses.

Most of our sales are on an open credit basis. As a general matter, we monitor individual customer payment capability in granting open credit arrangements and may limit these open credit arrangements based on creditworthiness. We also maintain reserves we believe are adequate to cover exposure for doubtful accounts. Although we have programs in place that are designed to monitor and mitigate these risks, we cannot assure you these programs will be effective in reducing our credit risks, especially as we expand our business internationally. If we are unable to adequately control these risks, our business, operating results and financial condition could be harmed.

We currently rely on contract manufacturers to manufacture our products, and our failure to manage our relationship with our contract manufacturers successfully could negatively impact our business.

We rely on contract manufacturers, AlphaEMS Manufacturing Corporation and Jabil Circuit, Inc., to manufacture our products. We currently do not have any long-term manufacturing contracts with these contract manufacturers. Our reliance on these contract manufacturers reduces our control over the assembly process, exposing us to risks, including reduced control over quality assurance, production costs and product supply. If we fail to manage our relationship with these contract manufacturers effectively, or if these contract manufacturers experience delays, disruptions, capacity constraints or quality control problems in their operations, our ability to ship products to our customers could be impaired and our competitive position and reputation could be harmed. If we are required to change contract manufacturers or assume internal manufacturing operations, we may lose revenue, incur increased costs and damage our customer relationships. Qualifying a new contract manufacturer and commencing production is expensive and time-consuming. We may need to increase our component purchases, contract manufacturing capacity, and internal test and quality functions if we experience increased demand. The inability of these contract manufacturers to provide us with adequate supplies of high-quality products, could cause a delay in our order fulfillment, and our business, operating results and financial condition would be adversely affected.

We rely on a limited number of suppliers, and in some cases single-source suppliers, and any disruption or termination of these supply arrangements could delay shipments of our products and could materially and adversely affect our relationships with current and prospective customers.

We rely on a limited number of suppliers, and in some cases single-source suppliers, for several key components of our products, and we have not entered into agreements for the long-term purchase of these components. This reliance on a limited number of suppliers and the lack of any guaranteed sources of supply exposes us to several risks, including:

•	the inability to obtain an adequate supply of key components, including non-volatile memory and reprogrammable controllers;

•	price volatility for the components of our products;

•	failure of a supplier to meet our quality, yield or production requirements;

•	failure of a key supplier to remain in business or adjust to market conditions; and

•	consolidation among suppliers, resulting in some suppliers exiting the industry or discontinuing the manufacture of components.

As a result of these risks, we cannot assure you that we will be able to obtain enough of these key components in the future or that the cost of these components will not increase. If our supply of certain components is disrupted, our lead times are extended or the cost of our components increases our business, operating results and financial condition could be materially adversely affected. If we are successful in growing our business, we may not be able to continue to procure components at current prices, which would require us to enter into longer term contracts with component suppliers to obtain these components at competitive prices. This could increase our costs and decrease our gross margins, harming our operating results.

Our results of operations could be affected by natural events in locations in which our customers or suppliers operate.

Several of our customers and suppliers have operations in locations that are subject to natural disasters, such as severe weather and geological events, which could disrupt the operations of those customers and suppliers. For example, in March 2011, the northern region of Japan experienced a severe earthquake followed by a tsunami. These geological events caused significant damage in that region and have adversely affected Japan’s infrastructure and economy. Some of our customers and suppliers are located in Japan and they have experienced, and may experience in the future, shutdowns as a result of these events, and their operations may be negatively impacted by these events. Our customers affected by this or a future natural disaster could postpone or cancel orders of our products, which could negatively impact our business. Moreover, should any of our key suppliers fail to deliver components to us as a result of this or a future natural disaster, we may be unable to purchase these components in necessary quantities or may be forced to purchase components in the open market at significantly higher costs. We may also be forced to purchase components in advance of our normal supply chain demand to avoid potential market shortages. In addition, if we are required to obtain one or more new suppliers for components or use alternative components in our solutions, we may need to conduct additional testing of our solutions to ensure those components meet our quality and performance standards, all of which could delay shipments to our customers and adversely affect our financial condition and results of operations.

To the extent we purchase excess or insufficient component inventory in connection with discontinuations by our vendors of components used in our products, our business or operating results may be adversely affected.

It is common in the storage and networking industries for component vendors to discontinue the manufacture of certain types of components from time to time due to evolving technologies and changes in the market. A supplier’s discontinuation of a particular type of component, such as a specific size of NAND Flash memory, may require us to make significant “last time” purchases of component inventory that is being discontinued by the vendor to ensure supply continuity until the transition to products based on next generation components or until we are able to secure an alternative supply. To the extent we purchase insufficient component inventory in connection with these discontinuations, we may experience delayed shipments, order cancellations or otherwise purchase more expensive components to meet customer demand, which could result in reduced gross margins. Alternatively, to the extent we purchase excess component inventory that we cannot use in our products due to obsolescence, we could be required to reduce the carrying value of inventory or be required to sell the components at or below our carrying value, which could reduce our gross margins. For example, in the quarter ended March 31, 2011, we sold excess raw materials related to end-of life products at their carrying value of approximately $4.0 million, which resulted in a decrease to our gross margins for that period.

If we fail to remediate deficiencies in our control environment or are unable to implement and maintain effective internal control over financial reporting in the future, the accuracy and timeliness of our financial reporting may be adversely affected.

In connection with the audit of our consolidated financial statements for fiscal 2008, 2009 and 2010, our independent registered public accounting firm noted certain material weaknesses in our internal control over financial reporting. A material weakness is defined by the standards issued by the Public Company Accounting Oversight Board as a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity’s financial statements will not be prevented, or detected and corrected on a timely basis.

For fiscal 2008 and 2009, our independent registered public accounting firm noted a material weakness related to our financial statement close process that resulted in the recording of a substantial number of audit adjustments over the two fiscal years ended June 30, 2009. This was primarily the result of the early stage of our business and the lack of a sufficient number of accounting personnel, including personnel with technical accounting and financial reporting experience.

For fiscal 2010, our independent registered public accounting firm noted a material weakness related to our financial statement close process that resulted in audit adjustments. This was a result of the lack of a sufficient number of accounting personnel and a lack of formal accounting policies and procedures related to identification of unique contract terms that affected revenue recognition, proper identification and accounting for inventory in transit and evaluation units and the recording of certain expenses in the proper period. We also restated our consolidated financial statements for fiscal 2010 to reflect a deemed dividend associated with a repurchase of a portion of our convertible preferred stock.

Since July 1, 2010, we have taken and continue to take additional steps to upgrade our finance and accounting function, including the hiring of additional finance and accounting personnel, currently with aggregate related annualized salary expense of approximately $1.0 million, and implemented additional policies and procedures associated with the financial statement close process. Based on our efforts to date, we believe that the material weaknesses can be remediated by June 30, 2011; however, we cannot assure you that we will succeed in remediating these material weaknesses by that time.

We cannot assure you that these or other similar issues will not arise in future periods.

We will need to achieve and maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act and the failure to do so could have a material adverse effect on our business and stock price.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective internal control over financial reporting and disclosure controls and procedures. In particular, commencing in fiscal 2012, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act, or Section 404. Our compliance with Section 404 will require that we incur substantial accounting expense and expend significant management efforts. If we are unable to comply with the requirements of Section 404 in a timely manner, or if we or our independent registered public accounting firm continues to note or identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of our stock could decline and we could be subject to sanctions or investigations by the New York Stock Exchange, the Securities and Exchange Commission, or the SEC, or other regulatory authorities, which would require additional financial and management resources.

If a third party asserts that we are infringing its intellectual property, whether successful or not, it could subject us to costly and time-consuming litigation or expensive licenses, and our business could be harmed.

The storage and networking industries are characterized by the existence of a large number of patents, copyrights, trademarks and trade secrets and by frequent litigation based on allegations of infringement or other violations of intellectual property rights. We have in the past received and may in the future receive inquiries from other intellectual property holders and may become subject to claims that we infringe their intellectual property rights, particularly as we expand our presence in the market and face increasing competition. For example, on April 22, 2011, we received a letter from Entorian Technologies, Inc. that alleged that memory stacks included in our products infringe one or more claims of one or two of Entorian’s patents. Based upon our preliminary investigation of the Entorian patents, we believe that our products do not infringe the claims of the two Entorian patents. If Entorian were to choose to pursue litigation, however, the costs associated with any resulting litigation could negatively impact our operating results regardless of the outcome of the litigation. In addition, on May 17, 2011, Internet Machines LLC filed a lawsuit in U.S. District Court for the Eastern District of Texas against us and 20 other companies. The complaint alleges that our products infringe U.S. Patent Nos. 7,454,552; 7,421,532; 7,814,259; and 7,945,722. The complaint seeks both damages and a permanent injunction against us. As of June 6, 2011, we had not been served with the complaint, and we have limited information about the specific infringement allegations, but they appear to focus on a PCI switch component that, while used in some of our products, is manufactured by a third-party supplier. Based upon our preliminary investigation of the patents identified in the complaint, we do not believe that our products infringe any valid or enforceable claim of these patents. Nevertheless, the costs associated with any actual, pending or threatened litigation could negatively impact our operating results regardless of the actual outcome.

We currently have a number of agreements in effect pursuant to which we have agreed to defend, indemnify and hold harmless our customers, suppliers and channel partners from damages and costs which may arise from the infringement by our products of third-party patents, trademarks or other proprietary rights. The scope of these indemnity obligations varies, but may, in some instances, include indemnification for damages and expenses, including attorneys’ fees. Our insurance may not cover intellectual property infringement claims. A claim that our products infringe a third party’s intellectual property rights, if any, could harm our relationships with our customers, may deter future customers from purchasing our products and could expose us to costly litigation and settlement expenses. Even if we are not a party to any litigation between a customer and a third party relating to infringement by our products, an adverse outcome in any such litigation could make it more difficult for us to defend our products against intellectual property infringement claims in any subsequent litigation in which we are a named party. Any of these results could harm our brand and operating results.

Any intellectual property rights claim against us or our customers, suppliers and channel partners, with or without merit, could be time-consuming, expensive to litigate or settle, could divert management resources and attention and could force us to acquire intellectual property rights and licenses, which may involve substantial royalty payments. Further, a party making such a claim, if successful, could secure a judgment that requires us to pay substantial damages. An adverse determination also could invalidate our intellectual property rights and prevent us from offering our products to our customers and may require that we procure or develop substitute products that do not infringe, which could require significant effort and expense. We may have to seek a license for the technology, which may not be available on reasonable terms or at all, may significantly increase our operating expenses or require us to restrict our business activities in one or more respects. Any of these events could seriously harm our business, operating results and financial condition.

The success of our business depends in part on our ability to protect and enforce our intellectual property rights.

We rely on a combination of patent, copyright, service mark, trademark, and trade secret laws, as well as confidentiality procedures and contractual restrictions, to establish and protect our proprietary rights, all of which provide only limited protection. As of April 30, 2011, we had 4 issued patents and 63 patent applications in the United States and 85 corresponding patent applications in foreign countries. We cannot assure you that any patents will issue with respect to our currently pending patent applications in a manner that gives us the protection that we seek, if at all, or that any patents issued to us will not be challenged, invalidated or circumvented. Our currently issued patents and any patents that may issue in the future with respect to pending or future patent applications may not provide sufficiently broad protection or they may not prove to be enforceable in actions against alleged infringers. We cannot be certain that the steps we have taken will prevent unauthorized use of our technology or the reverse engineering of our technology. Moreover, others may independently develop technologies that are competitive to ours or infringe our intellectual property.

Protecting against the unauthorized use of our intellectual property, products and other proprietary rights is expensive and difficult. Litigation may be necessary in the future to enforce or defend our intellectual property rights or to determine the validity and scope of the proprietary rights of others. Any such litigation could result in substantial costs and diversion of management resources, either of which could harm our business, operating results and financial condition. Further, many of our current and potential competitors have the ability to dedicate substantially greater resources to defending intellectual property infringement claims and to enforcing their intellectual property rights than we have. Accordingly, we may not be able to prevent third parties from infringing upon or misappropriating our intellectual property. Effective patent, trademark, service mark, copyright and trade secret protection may not be available in every country in which our products are available. An inability to adequately protect and enforce our intellectual property and other proprietary rights could seriously harm our business, operating results and financial condition.

Our use of open source and third-party technology could impose limitations on our ability to commercialize our software.

We use open source software in our products. Although we monitor our use of open source software closely, the terms of many open source licenses have not been interpreted by U.S. courts, and there is a risk that such licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to market our products. In such event, we could be required to seek licenses from third parties in order to continue offering our products for certain uses, to license portions of our source code at no charge, to re-engineer our technology or to discontinue offering some of our software in the event re-engineering cannot be accomplished on a timely basis, any of which could adversely affect our business, operating results and financial condition.

We might require additional capital to support business growth, and this capital might not be available on acceptable terms, or at all.

We intend to continue to make investments to support our business growth and may require additional funds to respond to business challenges, including the need to develop new products or enhance our existing products, enhance our operating infrastructure and acquire complementary businesses and technologies. Accordingly, we may need to engage in equity or debt financings to secure additional funds. If we raise additional funds through further issuances of equity or convertible debt securities, our stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock. Any debt financing in the future could involve additional restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. We may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly limited, and our business, operating results, financial condition and prospects could be adversely affected.

We may expand through acquisitions of, or investments in, other companies, each of which may divert our management’s attention, resulting in additional dilution to our stockholders and consumption of resources that are necessary to sustain and grow our business.

Our business strategy may, from time to time, include acquiring complementary products, technologies or businesses. We also may enter into relationships with other businesses in order to expand our product offerings, which could involve preferred or exclusive licenses, additional channels of distribution or discount pricing or investments in other companies. Negotiating these transactions can be time-consuming, difficult and expensive, and our ability to close these transactions may be subject to third-party approvals, such as government regulation, which are beyond our control. Consequently, we can make no assurance that these transactions, once undertaken and announced, will close.

An acquisition or investment may result in unforeseen operating difficulties and expenditures. In particular, we may encounter difficulties assimilating or integrating the businesses, technologies, products, personnel or operations of the acquired companies, particularly if the key personnel of the acquired business choose not to work for us, and we may have difficulty retaining the customers of any acquired business. Acquisitions may also disrupt our ongoing business, divert our resources and require significant management attention that would otherwise be available for development of our business. Any acquisition or investment could expose us to unknown liabilities. Moreover, we cannot assure you that the anticipated benefits of any acquisition or investment would be realized or that we would not be exposed to unknown liabilities. In connection with these types of transactions, we may issue additional equity securities that would dilute our stockholders, use cash that we may need in the future to operate our business, incur debt on terms unfavorable to us or that we are unable to repay, incur large charges or substantial liabilities, encounter difficulties integrating diverse business cultures, and become subject to adverse tax consequences, substantial depreciation or deferred compensation charges. These challenges related to acquisitions or investments could adversely affect our business, operating results and financial condition.

Because our long-term success depends, in part, on our ability to expand the sales of our products to customers located outside of the United States, our business will be susceptible to risks associated with international operations.

While we currently maintain limited operations outside of the United States, we intend to expand these operations in the future. We have limited experience operating in foreign jurisdictions. Our inexperience in operating our business outside of the United States increases the risk that any international expansion efforts that we may undertake will not be successful. In addition, conducting and expanding international operations subjects us to new risks that we have not generally faced in the United States. These include: exposure to foreign currency exchange rate risk; difficulties in managing and staffing international operations; the increased travel, infrastructure and legal compliance costs associated with multiple international locations; potentially adverse tax consequences; the burdens of complying with a wide variety of foreign laws, including trade barriers, and different legal standards; increased financial accounting and reporting burdens and complexities; political, social and economic instability abroad, terrorist attacks and security concerns in general; and reduced or varied protection for intellectual property rights in some countries. The occurrence of any one of these risks could negatively affect our international business and, consequently, our business, operating results and financial condition generally.

Adverse economic conditions or reduced datacenter spending may adversely impact our revenues and profitability.

Our operations and performance depend in part on worldwide economic conditions and the impact these conditions have on levels of spending on datacenter technology. Our business depends on the overall demand for datacenter infrastructure and on the economic health of our current and prospective customers. Weak economic conditions, or a reduction in datacenter spending, would likely adversely impact our business, operating results and financial condition in a number of ways, including by reducing sales, lengthening sales cycles and lowering prices for our products and services.

Governmental regulations affecting the import or export of products could negatively affect our revenue.

The U.S. and various foreign governments have imposed controls, export license requirements, and restrictions on the import or export of some technologies, especially encryption technology. In addition, from time to time, governmental agencies have proposed additional regulation of encryption technology, such as requiring the escrow and governmental recovery of private encryption keys. Governmental regulation of encryption technology and regulation of imports or exports, or our failure to obtain required import or export approval for our products, could harm our international and domestic sales and adversely affect our revenue. In addition, failure to comply with such regulations could result in penalties, costs, and restrictions on export privileges, which would harm our operating results.

The terms of our loan and security agreement with a financial institution may restrict our ability to engage in certain transactions.

Pursuant to the current terms of our loan and security agreement with a financial institution, we are subject to financial covenants and cannot engage in certain transactions, including disposing of certain assets, incurring additional indebtedness, declaring dividends, acquiring or merging with another entity or leasing additional real property unless certain conditions are met or unless we receive prior approval from the financial institution. Our obligations under the loan and security agreement are secured by substantially all of our assets. The loan and security agreement further limits our ability to make material changes to our management team or enter into transactions with affiliates. If the financial institution does not consent to any of these actions or if we are unable to comply with these covenants, we could be prohibited from engaging in transactions which could be beneficial to our business and our stockholders.

Our business is subject to the risks of earthquakes and other natural catastrophic events, and to interruption by man-made problems such as computer viruses or terrorism.

Our sales headquarters and our current contract manufacturers are located in the San Francisco Bay and Salt Lake City areas, which have heightened risks of earthquakes. We may not have adequate business interruption insurance to compensate us for losses that may occur from a significant natural disaster, such as an earthquake, which could have a material adverse impact on our business, operating results and financial condition. In addition, acts of terrorism or malicious computer viruses could cause disruptions in our or our customers’ businesses or the economy as a whole. To the extent that these disruptions result in delays or cancellations of customer orders or the deployment of our products, our business, operating results and financial condition would be adversely affected.

Failure to comply with governmental laws and regulations could harm our business.

Our business is subject to regulation by various federal, state, local and foreign governmental agencies, including agencies responsible for monitoring and enforcing employment and labor laws, workplace safety, product safety, environmental laws, consumer protection laws, anti-bribery laws, import/export controls, federal securities laws and tax laws and regulations. In certain jurisdictions, these regulatory requirements may be more stringent than in the United States. Noncompliance with applicable regulations or requirements could subject us to investigations, sanctions, mandatory product recalls, enforcement actions, disgorgement of profits, fines, damages, civil and criminal penalties or injunctions. If any governmental sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, operating results and financial condition could be materially adversely affected. In addition, responding to any action will likely result in a significant diversion of management’s attention and resources and an increase in professional fees. Enforcement actions and sanctions could harm our business, operating results and financial condition.

Risks Related to this Offering, the Securities Markets and Ownership of Our Common Stock

We cannot assure you that a market will develop for our common stock or what the market price of our common stock will be.

Before this offering, there was no public trading market for our common stock, and we cannot assure you that one will develop or be sustained after this offering. If a market does not develop or is not sustained, it may be difficult for you to sell your shares of common stock at an attractive price or at all. We cannot predict the prices at which our common stock will trade. The initial public offering price of our common stock will be determined by negotiations with the underwriters and may not bear any relationship to the market price at which our common stock will trade after this offering or to any other established criteria of the value of our business.

The price of our common stock may be volatile and the value of your investment could decline.

Technology stocks have historically experienced high levels of volatility. The trading price of our common stock following this offering may fluctuate substantially. The price of our common stock that will prevail in the market after this offering may be higher or lower than the price you pay, depending on many factors, some of which are beyond our control and may not be related to our operating performance. These fluctuations could cause you to lose all or part of your investment in our common stock. Factors that could cause fluctuations in the trading price of our common stock include the following:

•	price and volume fluctuations in the overall stock market from time to time;

•	significant volatility in the market price and trading volume of technology companies in general, and of companies in our industry;

•	actual or anticipated changes in our results of operations or fluctuations in our operating results;

•	whether our operating results meet the expectations of securities analysts or investors;

•	actual or anticipated changes in the expectations of investors or securities analysts;

•	actual or anticipated developments in our competitors’ businesses or the competitive landscape generally;

•	litigation involving us, our industry or both;

•	regulatory developments in the United States, foreign countries or both;

•	general economic conditions and trends;

•	major catastrophic events;

•	sales of large blocks of our stock; or

•	departures of key personnel.

In addition, if the market for technology stocks or the stock market in general experiences loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, operating results or financial condition. The trading price of our common stock might also decline in reaction to events that affect other companies in our industry even if these events do not directly affect us. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been brought against that company. If our stock price is volatile, we may become the target of securities litigation. Securities litigation could result in substantial costs and divert our management’s attention and resources from our business. This could have a material adverse effect on our business, operating results and financial condition.

Sales of outstanding shares of our common stock into the market in the future could cause the market price of our common stock to drop significantly, even if our business is doing well.

If our existing stockholders sell, or indicate an intent to sell, substantial amounts of our common stock in the public market after the contractual lock-up and other legal restrictions on resale lapse, the trading price of our common stock could decline. After this offering, approximately 77,809,084 shares of common stock will be outstanding. Of these shares, the 12,300,000 shares of our common stock to be sold in this offering will be freely tradable, unless such shares are held by “affiliates”, as that term is defined in Rule 144 of the Securities Act.

Our directors, officers, employees and current stockholders are subject to a 180-day contractual lock-up that prevents them from selling their shares prior to the expiration of this lock-up period. The lock-up is subject to extension under certain circumstances. Goldman, Sachs & Co. and Morgan Stanley & Co. LLC may, in their sole discretion, permit shares subject to this lock-up to be sold prior to its expiration. For additional information, see “Shares Eligible for Future Sale — Lock-Up Agreements”.

At various times after the lock-up agreements pertaining to this offering expire, up to an additional 66,533,084 shares will be eligible for sale in the public market, 43,716,165 of which are, based on the number of shares outstanding as of March 31, 2011 and after giving effect to the exercise of options and the sale of shares by the selling stockholders in connection with this offering, held by directors, executive officers and other affiliates and will be subject to volume limitations under Rule 144 under the Securities Act of 1933, as amended, and various vesting agreements.

The aggregate of 26,266,706 shares underlying outstanding stock options and an outstanding convertible preferred stock warrant (convertible into 125,800 shares of common stock) that were outstanding as of March 31, 2011, and 648,344 shares of common stock issuable upon the exercise of options granted in April and May 2011, will also become eligible for sale in the public market to the extent permitted by the provisions of various option agreements and warrants, the lock-up agreements and Rules 144 and 701 under the Securities Act. In addition, as of March 31, 2011, 1,364,001 shares of common stock were reserved for future issuance under our stock plans (including options to purchase shares of common stock granted in April and May 2011) and upon the consummation of this offering options to purchase approximately 12,132,430 shares of our common stock will be reserved for future issuance under our 2011 Equity Stock Incentive Plan and 500,000 shares of our common stock will be reserved for future issuance under our 2011 Employee Stock Purchase Plan. If these additional shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could decline. For additional information, see “Shares Eligible for Future Sale”.

If you purchase shares of our common stock in this offering, you will experience substantial and immediate dilution.

If you purchase shares of our common stock in this offering, you will experience substantial and immediate dilution of $14.31 per share based on an assumed initial public offering price of $17.00 per share, which is the midpoint of the range as reflected on the cover page of this prospectus, because the price that you pay will be substantially greater than the net tangible book value per share of the common stock that you acquire. This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their shares of our capital stock. In addition, investors who purchase shares in this offering will contribute approximately 63.2% of the total amount of equity capital raised by us through the date of this offering, but will only own approximately 14.5% of our outstanding shares. In addition, we have issued options and warrants to acquire common stock at prices significantly below the assumed initial public offering price. To the extent outstanding options and warrants are ultimately exercised, there will be further dilution to investors in this offering.

If securities analysts do not publish research or reports about our business, or if they downgrade our stock, the price of our stock could decline.

The trading market for our common stock could be influenced by any research and reports that securities or industry analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of our company, the trading price for our stock would be negatively impacted. In the event securities or industry analysts cover our company and one or more of these analysts downgrade our stock or publish inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our stock could decrease, which could cause our stock price and trading volume to decline.

Insiders will continue to have substantial control over us after this offering, which could limit your ability to influence the outcome of key transactions, including a change of control.

Our directors, executive officers and each of our stockholders who own greater than 5% of our outstanding common stock and their affiliates, in the aggregate, will own approximately 55.5% of the outstanding shares of our common stock after this offering, based on the number of shares outstanding as of March 31, 2011 and after giving effect to the exercise of options and the sale of shares by the selling stockholders in connection with this offering. As a result, these stockholders, if acting together, will be able to influence or control matters requiring approval by our stockholders, including the election of directors and the approval of mergers, acquisitions or other extraordinary transactions. They may also have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. This concentration of ownership may have the effect of delaying, preventing or deterring a change of control of our company, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company and might ultimately affect the market price of our common stock.

We have broad discretion in the use of the net proceeds that we receive in this offering.

The principal purposes of this offering are to raise additional capital, to create a public market for our common stock and to facilitate our future access to the public equity markets. We have not yet determined the specific allocation of the net proceeds that we receive in this offering. Rather, we intend to use the net proceeds that we receive in this offering for working capital and general corporate purposes, including expansion of our sales organization, further development and expansion of our product offerings and possible acquisitions of, or investments in, businesses, technologies or other assets. Accordingly, our management will have broad discretion over the specific use of the net proceeds that we receive in this offering and might not be able to obtain a significant return, if any, on investment of these net proceeds. Investors in this offering will need to rely upon the judgment of our management with respect to the use of proceeds. If we do not use the net proceeds that we receive in this offering effectively, our business, operating results and financial condition could be harmed.

We do not intend to pay dividends for the foreseeable future.

We have never declared or paid any dividends on our common stock. In addition, our credit facility with a financial institution restricts our ability to pay dividends. We intend to retain any earnings to finance the operation and expansion of our business, and we do not anticipate paying any cash dividends in the future. As a result, you may only receive a return on your investment in our common stock if the market price of our common stock increases.

We will incur increased costs as a result of being a public company.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, new rules implemented by the SEC and the New York Stock Exchange, require changes in corporate governance practices of public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. We will also incur additional costs associated with our public company reporting requirements. We expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified people to serve on our board of directors or as executive officers.

Provisions in our certificate of incorporation and bylaws and under Delaware law might discourage, delay or prevent a change of control of our company or changes in our management and, therefore, depress the trading price of our common stock.

Our certificate of incorporation and bylaws contain provisions that could depress the trading price of our common stock by acting to discourage, delay or prevent a change of control of our company or changes in our management that the stockholders of our company may deem advantageous. These provisions:

•	establish a classified board of directors so that not all members of our board of directors are elected at one time;

•	authorize the issuance of “blank check” preferred stock that our board of directors could issue to increase the number of outstanding shares to discourage a takeover attempt;

•	prohibit stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders;

•	prohibit stockholders from calling a special meeting of our stockholders;

•	provide that the board of directors is expressly authorized to make, alter or repeal our bylaws; and

•	establish advance notice requirements for nominations for elections to our board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

Additionally, we are subject to Section 203 of the Delaware General Corporation Law, which generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any “interested” stockholder for a period of three years following the date on which the stockholder became an “interested” stockholder and which may discourage, delay or prevent a change of control of our company.

Any provision of our certificate of incorporation or bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are willing to pay for our common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the sections entitled “Prospectus Summary”, “Risk Factors”, “Use of Proceeds”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, “Business” and “Compensation Discussion and Analysis” contains forward-looking statements. The words “believe”, “may”, “will”, “potentially”, “estimate”, “continue”, “anticipate”, “intend”, “could”, “would”, “project”, “plan” and “expect”, and similar expressions that convey uncertainty of future events or outcomes are intended to identify forward-looking statements.

These forward-looking statements include, but are not limited to, statements concerning the following: our ability to achieve or maintain profitability; our business plan and growth management; our operating expenses; our business expansion, including expansion of our sales and research and development capabilities; certain critical accounting policies and estimates; our ability to remediate previously identified material weaknesses; our competitors’ and our ability to compete effectively in the market; the ability of our platform to address industry problems; the data supply problem; our ability to innovate new products and bring them to market in a timely manner; our ability to expand internationally; the impact of quarterly fluctuations of revenue and operating results; the compliance costs of being a public company; our expectations concerning relationships with third parties, including channel partners, key customers and OEMs; levels and sources of revenue; our estimates regarding market size, market position, and market opportunity; levels of capital expenditures; future capital requirements and availability to fund operations and growth; the adequacy of our facilities; future headcount needs; future acquisitions of or investments in complementary companies, products, services or technologies; the adequacy of our intellectual property; intellectual property claims; the sufficiency of our issued patents and patent applications to protect our intellectual property; the effects of a natural disaster on us or our suppliers; our ability to resell inventory that we cannot use in our products due to obsolescence; our OEM’s continuing to design our products into their products; and the importance of software innovation.

These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in “Risk Factors”. Moreover, we operate in a competitive and rapidly changing environment, and new risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. We undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus to conform these statements to actual results or to changes in our expectations, except as required by law.

You should read this prospectus and the documents that we reference in this prospectus and have filed with the SEC as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.

MARKET, INDUSTRY AND OTHER DATA

Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunity and market size, is based on information from various sources, including International Data Corporation, or IDC, IMS Research, or IMS, The TABB Group, Gartner, Inc. and the U.S. Department of Energy, on assumptions that we have made that are based on those data and other similar sources and on our knowledge of the markets for our products. These data involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. We have not independently verified any third party information. While we believe the market position, market opportunity and market size information included in this prospectus is generally reliable, such information is inherently imprecise. In addition, projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate is necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

The Gartner Report referred to in this prospectus represents data, research opinion or viewpoints published, as part of a syndicated subscription service, by Gartner, Inc., and are not representations of fact. The Gartner Report speaks as of its original publication date (and not as of the date of this prospectus) and the opinions expressed in the Gartner Report are subject to change without notice.

The superscript notations in this prospectus identify IDC data. The source of the IDC data and our estimates based on such data, if any, are provided below:

(1)	See table below:

High Performance
Hardware Market	2011 Market Size	Source Data
	(billions)

Storage	$18.0	IDC, Worldwide Enterprise Storage Systems 2010–2014 Forecast Update, IDC #226223, December 2010.
Memory-Rich Servers	$23.7	IDC, Server Workloads 2010, July 2010.
Networking	$10.4	Fusion-io estimate of high performance networking as provided in note 9 below.
Total	$52.1	Fusion-io estimate (based on the sum of the above data).

(2)	IDC, Worldwide Enterprise Server 2011 Top 10 Predictions An Outlook, IDC #226698, February 2011.

(3)	IMS Research, Internet Connected Devices About to Pass the 5 Billion Milestone, August 19, 2010.

(4)	TABB Group, Long Distance Latency: Straightest and Fastest Equals Profit, Kevin McPartland, June 21, 2010.

(5)	Gartner, Inc., Market Databook, December 2010 Update, K. Newbury et al, January 4, 2011.

(6)	U.S. Department of Energy, Data Center Emergency Trends, May 30, 2009.

(7)	IDC, Worldwide Server Energy Expense 2009–2013 Forecast, IDC #221346, December 2009.

(8)	IDC, Server Workloads 2010, July 2010.

(9)	IDC, Worldwide Hard Disk Drive 2010–2014 Forecast Update, IDC #226082, December 2010.

(10)	IDC, Worldwide Enterprise Storage Systems 2010–2014 Forecast Update, IDC #226223, December 2010.

(11)	IDC, Worldwide Ethernet Switch 2010–2014 Forecast, IDC #221612, January 2010.

(12)	See table below:

FC Switch Market	2011	Source Data

Revenue (millions)	$1,810	IDC, Worldwide Storage Networking Infrastructure 2010–2014 Forecast: Converged IT Infrastructure Changes the Game and Ushers in 10GbE Solutions, IDC #225899, December 2010.
Ports (millions)	7.3	IDC, Worldwide Storage Networking Infrastructure 2010–2014 Forecast: Converged IT Infrastructure Changes the Game and Ushers in 10GbE Solutions, IDC #225899, December 2010.
Cost/Port	$248	Fusion-io estimate (based on the quotient of the above data)

(13)	See table below:

Market	2011 Market Size	Source Data
	(millions)

Datacenter Layer 4-7 switch	$1,275	IDC, Worldwide Datacenter Network 2010–2015 Forecast and Analysis, IDC #226224, December 2010.
WAN Application Delivery	$428	IDC, Worldwide Datacenter Network 2010–2015 Forecast and Analysis, IDC #226224, December 2010.
Fibre Channel Switch	$1,765	IDC, Worldwide Datacenter Network 2010–2015 Forecast and Analysis, IDC #226224, December 2010.
Infiniband Switch	$147	IDC, Worldwide Datacenter Network 2010–2015 Forecast and Analysis, IDC #226224, December 2010.
10GbE Switch	$5,389	IDC, Worldwide Ethernet Switch 2010–2014 Forecast, IDC#221612, January 2010.
HBA and CNA Market	$1,360	IDC, Worldwide Storage Networking Infrastructure 2010–2014 Forecast: Converged IT Infrastructure Changes the Game and Ushers in 10GbE Solutions, IDC #225899, December 2010.
Total	$10,364	Fusion-io estimate (based on the sum of the above data)

(14)	IDC, Server Workloads 2010, July 2010.

USE OF PROCEEDS

We estimate that we will receive net proceeds of approximately $166.5 million from our sale of the 10,755,607 shares of common stock offered by us in this offering, based upon an assumed initial public offering price of $17.00 per share, which is the midpoint of the range reflected on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses to be paid by us. If the underwriters’ option to purchase additional shares is exercised in full, we estimate that our net proceeds will be approximately $195.7 million, assuming an initial public offering price of $17.00 per share, which is the midpoint of the range reflected on the cover page of this prospectus.

Each $1.00 increase or decrease in the assumed initial public offering price of $17.00 per share, which is the midpoint of the range reflected on the cover page of this prospectus, would increase or decrease, as applicable, the net proceeds to us by approximately $10.0 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses to be paid by us.

We will not receive any proceeds from the sale of shares of common stock by the selling stockholders, although we will bear the costs, other than the underwriting discounts and commissions, associated with the sale of these shares.

We currently intend to use the net proceeds to us from this offering primarily for working capital and general corporate purposes, including expansion of our sales organization, further development and expansion of our product offerings and possible acquisitions of, or investments in, businesses, technologies or other assets. We have no present understandings, commitments or agreements to enter into any acquisitions or investments.

Other principal purposes of this offering include creating a public market for our common stock and increasing our visibility in the market. A public market for our common stock will facilitate future access to public equity markets and enhance our ability to use common stock as a means of attracting and retaining key employees and as consideration for acquisitions or strategic transactions.

Our management will have broad discretion in the application of the net proceeds that we receive in this offering, and investors will be relying on the judgment of our management regarding the treatment of these proceeds. Pending the uses described above, we plan to invest the net proceeds that we receive in this offering in short-term and intermediate-term interest-bearing obligations, investment-grade investments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

DIVIDEND POLICY

We have never declared or paid any cash dividend on our capital stock. We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future. In addition, the terms of our loan and security agreement with a financial institution currently prohibits us from paying cash dividends on our common stock. Any future determination to declare cash dividends will be made at the discretion of our board of directors, subject to applicable laws and compliance with certain covenants under our loan and security agreement with the financial institution, and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our cash, cash equivalents and short-term investments and capitalization as of March 31, 2011 on:

•	an actual basis;

•	a pro forma basis, giving effect to (i) the automatic conversion of all outstanding shares of our preferred stock into shares of common stock upon completion of this offering and (ii) the reclassification of the convertible preferred stock warrant liability to additional paid-in capital; and

•	a pro forma as adjusted basis, giving effect to the pro forma adjustments and the sale of 10,755,607 shares of common stock by us in this offering, based on an assumed initial public offering price of $17.00 per share, the midpoint of the range reflected on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses to be paid by us.

The pro forma as adjusted information set forth in the table below is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.

You should read this table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited and unaudited consolidated financial statements and the related notes that are included elsewhere in this prospectus.

	March 31, 2011
			Pro Forma
			As
	Actual	Pro Forma	Adjusted(1)
	(In thousands, except share and
	per share data)
		(unaudited)

Cash, cash equivalents and short-term investments	$15,947	$15,947	$182,493

Current and long-term notes payable and capital lease obligations(2)	5,153	5,153	5,153
Convertible preferred stock warrant liability	748	—	—
Convertible preferred stock, $0.0002 par value; 53,069,497 shares authorized, 52,489,072 issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	104,513	—	—
Stockholders’ (deficit) equity:
Preferred Stock, par value $0.0002; no shares authorized, issued and outstanding, actual; 10,000,000 shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	—	—	—
Common stock, $0.0002 par value; 95,000,000 authorized, 14,564,405 issued and outstanding, actual; 95,000,000 authorized, 67,053,477 issued and outstanding, pro forma; 500,000,000 shares authorized, 77,809,084 shares issued and outstanding, pro forma as adjusted	3	13	15
Additional paid-in capital	7,352	112,603	279,147
Accumulated other comprehensive income	9	9	9
Accumulated deficit	(70,061)	(70,061)	(70,061)

Total stockholders’ (deficit) equity	(62,697)	42,564	209,110

Total capitalization(2)	$47,717	$47,717	$214,263

(1)	Each $1.00 increase or decrease in the assumed initial public offering price of $17.00 per share, the midpoint of the range reflected on the cover page of this prospectus, would increase or decrease, as applicable, our pro forma as adjusted cash, cash equivalents and short-term investments, additional paid-in capital, total stockholders’ (deficit) equity and total capitalization by approximately $10.0 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses to be paid by us.

(2)	In April 2011, we repaid the remaining outstanding balance under our revolving line of credit of $5.0 million.

The number of shares of our common stock set forth in the table excludes:

•	26,140,906 shares of common stock issuable upon the exercise of options outstanding as of March 31, 2011 at a weighted-average exercise price of $1.87 per share (including 1,024,000 shares of our common stock that we expect to be sold in this offering by certain selling stockholders upon the exercise of vested options at the closing of this offering);

•	648,344 shares of common stock issuable upon the exercise of options granted subsequent to March 31, 2011 at a weighted average exercise price of $8.46 per share;

•	125,800 shares of common stock issuable upon the exercise of an outstanding warrant to purchase convertible preferred stock, at an exercise price of $1.093 per share, which will be exercisable for an equivalent number of shares of common stock following this offering;

•	165,000 shares of common stock we repurchased on May 2, 2011 for an aggregate purchase price of approximately $1.2 million; and

•	unallocated shares of common stock reserved for future issuance under our stock-based compensation plans, consisting of 1,364,001 shares of common stock reserved for future issuance under our 2010 Executive Stock Incentive Plan and our 2008 Stock Incentive Plan (including the options to purchase 648,344 shares of common stock granted in April and May 2011), which shares, if unallocated as of the closing of this offering, shall be terminated and no longer reserved for future issuance under our 2010 Executive Stock Incentive Plan or our 2008 Stock Incentive Plan, 12,132,430 shares of common stock reserved for future issuance under our 2011 Equity Stock Incentive Plan, which will become effective in connection with this offering, and 500,000 shares of common stock reserved for future issuance under our 2011 Employee Stock Purchase Plan, which will become effective in connection with this offering.

DILUTION

If you invest in our common stock in this offering, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock after this offering.

As of March 31, 2011, our pro forma net tangible book value was approximately $42.6 million, or $0.63 per share of common stock. Our pro forma net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the total number of shares of our common stock outstanding as of March 31, 2011, assuming conversion of all outstanding shares of convertible preferred stock into common stock.

After giving effect to our sale in this offering of 10,755,607 shares of our common stock, at the assumed initial public offering price of $17.00 per share, which is the midpoint of the range reflected on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses to be paid by us, our pro forma net tangible book value as of March 31, 2011 would have been approximately $209.1 million, or $2.69 per share of our common stock. This represents an immediate increase in pro forma net tangible book value of $2.06 per share to our existing stockholders and an immediate dilution of $14.31 per share to investors purchasing shares in this offering.

The following table illustrates this dilution:

Assumed initial public offering price per share		$17.00
Pro forma net tangible book value per share as of March 31, 2011	$0.63
Increase per share attributable to this offering	2.06

Pro forma net tangible book value per share as of March 31, 2011, as adjusted to give effect to this offering		2.69

Dilution in pro forma net tangible book value per share to new investors in this offering		$14.31

A $1.00 increase or decrease in the assumed initial public offering price of $17.00 per share, which is the midpoint of the range reflected on the cover page of this prospectus, would increase or decrease our pro forma net tangible book value, as adjusted to give effect to this offering, by $0.13 per share and the dilution in pro forma as adjusted net tangible book value per share to new investors in this offering by $0.87 per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated expenses to be paid by us.

If the underwriters exercise their option to purchase additional shares in full, the pro forma net tangible book value per share of our common stock after giving effect to this offering would be $2.99 per share, and the dilution in net tangible book value per share to investors in this offering would be $14.01 per share.

The following table summarizes, on a pro forma as adjusted basis as of March 31, 2011 after giving effect to the conversion of our convertible preferred stock into common stock and this offering on an assumed initial public offering price of $17.00 per share, which is the midpoint of the range reflected on the cover page of this prospectus, the difference between existing stockholders and new investors with respect to the number of shares of common stock purchased from us, the total cash consideration paid to us and the average price per share paid, before deducting estimated underwriting discounts and commissions and estimated offering expenses:

	Shares Purchased		Total Consideration		Average Price
	Number	Percent	Amount	Percent	Per Share

Existing stockholders	67,053,477	86.2%	$106,382,492	36.8%	$1.59
New public investors	10,755,607	13.8	182,845,319	63.2	17.00

Total	77,809,084	100.0%	$289,227,811	100.0%	3.72

Sales of shares of common stock by the selling stockholders in this offering will reduce the number of shares of common stock held by existing stockholders to 66,533,084, or approximately 85.5% of the total shares of common stock outstanding after this offering, and will increase the number of shares held by new investors to 11,276,000, or approximately 14.5% of the total shares of common stock outstanding after this offering.

A $1.00 increase or decrease in the assumed initial public offering price of $17.00 per share, which is the midpoint of the range reflected on the cover page of this prospectus, would increase or decrease, respectively, total consideration paid by new investors and total consideration paid by all stockholders by approximately $10.0 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses to be paid by us.

To the extent that any outstanding options are exercised, new investors will experience further dilution.

Except as otherwise indicated, the above discussion and tables assume no exercise of the underwriters’ option to purchase additional shares. If the underwriters exercise their option to purchase additional shares in full, our existing stockholders would own 83.5% and our new investors would own 16.5% of the total number of shares of our common stock outstanding upon the completion of this offering.

SELECTED CONSOLIDATED FINANCIAL DATA

The consolidated statements of operations data presented below for the fiscal years ended June 30, 2008, 2009 and 2010 and the consolidated balance sheet data as of June 30, 2009 and 2010 are derived from our audited consolidated financial statements, which are included in this prospectus. The consolidated balance sheet data as of June 30, 2008 are derived from audited consolidated financial statements not included in this prospectus. The consolidated statements of operations for the period from December 23, 2005 (Inception) to June 30, 2006 and for the fiscal year ended June 30, 2007 and the consolidated balance sheet data as of June 30, 2006 and 2007 are derived from unaudited consolidated financial statements that are not included in this prospectus. The consolidated statements of operations data for the nine months ended March 31, 2010 and 2011 and the consolidated balance sheet data as of March 31, 2011 are derived from our unaudited consolidated financial statements that are included elsewhere in this prospectus. The unaudited consolidated financial statements were prepared on a basis consistent with our audited financial statements and include all adjustments, consisting of normal and recurring adjustments that we consider necessary for a fair presentation of the financial position and results of operations as of and for such periods. Operating results for the nine months ended March 31, 2011 are not necessarily indicative of the results that may be expected for the full fiscal year ending June 30, 2011. You should read the following selected consolidated financial data with “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, our consolidated financial statements and the notes to consolidated financial statements, which are included in this prospectus.

	Period From
	December 23,
	2005
	(Inception) to					Nine Months Ended
	June 30,	Year Ended June 30,				March 31,
	2006	2007	2008	2009	2010	2010	2011
	(In thousands, except for per share data)

Consolidated Statements of Operations Data:
Revenue	$—	$4	$648	$10,150	$36,216	$25,290	$125,515
Cost of revenue(1)	—	2	377	5,000	16,018	10,208	59,788

Gross profit	—	2	271	5,150	20,198	15,082	65,727
Operating expenses:
Sales and marketing(1)	—	128	2,856	13,476	23,386	14,637	35,176
Research and development(1)	122	1,077	5,603	11,707	15,977	11,669	18,272
General and administrative(1)	12	228	1,712	4,849	12,383	8,588	12,244

Total operating expenses	134	1,433	10,171	30,032	51,746	34,894	65,692

(Loss) income from operations	(134)	(1,431)	(9,900)	(24,882)	(31,548)	(19,812)	35
Other income (expense), net	(3)	(20)	(75)	(690)	(156)	(30)	(810)

Loss before income taxes	(137)	(1,451)	(9,975)	(25,572)	(31,704)	(19,842)	(775)
Income tax expense	—	—	—	(1)	(12)	(2)	(434)

Net loss	(137)	(1,451)	(9,975)	(25,573)	(31,716)	(19,844)	(1,209)
Deemed dividend on repurchase of Series B convertible preferred stock	—	—	—	—	(748)	—	—

Net loss attributable to common stockholders	$(137)	$(1,451)	$(9,975)	$(25,573)	$(32,464)	$(19,844)	$(1,209)

Net loss per common share, basic and diluted		$(0.14)	$(1.73)	$(3.27)	$(2.95)	$(1.85)	$(0.09)
Weighted-average number of shares, basic and diluted		10,525	5,773	7,829	11,012	10,707	13,289

(1)	Includes stock-based compensation expense as follows:

	Period From
	December 23,
	2005
	(Inception) to					Nine Months Ended
	June 30,	Year Ended June 30,				March 31,
	2006	2007	2008	2009	2010	2010	2011
	(In thousands)

Cost of revenue	$—	$—	$—	$1	$9	$7	$16
Sales and marketing	—	—	101	461	738	544	1,156
Research and development	—	7	211	382	492	422	762
General and administrative	—	—	29	155	628	269	1,798

Total stock-based compensation	$—	$7	$341	$999	$1,867	$1,242	$3,732

						As of
	As of June 30,					March 31,
	2006	2007	2008	2009	2010	2011
	(In thousands)

Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term investments	$2	$3	$2,097	$17,533	$21,193	$15,947
Inventories	—	—	707	3,993	25,148	38,959
Working capital (deficiency)	(101)	(510)	766	17,485	32,157	41,794
Total assets	5	33	4,566	28,216	59,452	85,574
Current and long-term deferred revenue	—	—	—	838	839	10,691
Current and long-term notes payable and capital lease obligations	39	266	—	279	444	5,153
Total liabilities	142	787	2,590	7,067	21,048	43,758
Total stockholders’ deficit	(137)	(1,580)	(11,214)	(35,647)	(66,109)	(62,697)

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion together with our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements about our business and operations. Our actual results may differ materially from those we currently anticipate as a result of many factors, including those we describe under “Risk Factors” and elsewhere in this prospectus. Our fiscal year end is June 30 and our fiscal quarters end on September 30, December 31, March 31, and June 30. Our fiscal years ended June 30, 2008, 2009 and 2010 and our fiscal year ending June 30, 2011 are referred to as fiscal 2008, 2009, 2010 and 2011, respectively.

Overview

We have pioneered a next generation storage memory platform for data decentralization. Our data decentralization platform includes our ioMemory hardware, VSL virtualization software, and leverages our recently released directCache automated data-tiering software and ioSphere platform management software.

We were incorporated in December 2005, and we initially focused on the engineering and development of our platform. We have experienced significant growth over the past few years with revenue of $0.6 million, $10.2 million, $36.2 million and $125.5 million in fiscal years 2008, 2009 and 2010, and the nine months ended March 31, 2011, respectively. From June 30, 2010 to March 31, 2011, our headcount has increased from 262 to 395 employees.

We sell our products through our global direct sales force, OEMs, including Dell, HP and IBM, and other channel partners. Some of our OEMs and channel partners integrate our platform into their own proprietary product offerings. Our primary sales office is located in San Jose, California, and we also have a sales presence in the United Kingdom, Germany, Japan, Hong Kong, Singapore, Australia, Canada, France, China, Denmark and the Netherlands.

Large purchases by a limited number of customers have accounted for a substantial majority of our revenue, and the composition of the group of our largest customers changes from period to period. Many of our customers make concentrated purchases to complete or upgrade specific large-scale data storage installations. These concentrated purchases are short-term in nature and are typically made on a purchase order basis rather than pursuant to long-term contracts. During fiscal 2010 and the nine months ended March 31, 2011, sales to the 10 largest customers in each period, including the applicable OEMs, accounted for approximately 75% and 91% of revenue, respectively. During fiscal 2010 and the nine months ended March 31, 2011, sales to two OEMs accounted for approximately 23% and 22% of our revenue, respectively. Facebook, Inc. is currently our largest customer and accounted for 47% of revenue during the nine months ended March 31, 2011. Revenue from sales to Facebook and Apple, through a reseller, accounted for 52% and 20% of revenue, respectively, for the three months ended March 31, 2011. Consistent with the short-term nature of our customers’ purchases, we expect that revenue from sales to Facebook will decline significantly for the three months ending June 30, 2011 as it completes its planned deployments. As a result, our quarterly revenue and operating results are likely to fluctuate in the future and will be difficult to estimate. We expect that sales to a limited number of customers will continue to contribute materially to our revenue for the foreseeable future.

We anticipate that sales through OEMs will continue to constitute a substantial portion of our future revenue. In some cases, our products must be designed into the OEM’s products. If that fails to occur for a given product line of an OEM, we would likely be unable to sell our products to that OEM during the life cycle of that product, which would adversely affect our revenue. We expect that as we expand our global presence and business overseas that we will increasingly depend on our OEM relationships in such markets.

We believe that extending our platform differentiation through software innovation will be critical to achieving broader market acceptance and maintaining or increasing our gross margins. In this regard, we have recently developed our directCache data-tiering software and ioSphere platform management software for incorporation into our solutions and intend to continue to add software functionality to differentiate our products. Our directCache software and ioSphere software were recently released for general availability. We are devoting the majority of our research and development resources to software development, and if we are unable to successfully develop or acquire, and then market and sell additional software functionality, our ability to increase our revenue and gross margins will be adversely affected.

We outsource the manufacturing of our hardware products to our two primary contract manufacturers. We procure a majority of the components used in our products directly from third-party vendors and have them delivered to our contract manufacturers for manufacturing and assembly. Once our products are assembled, we perform quality assurance testing, labeling, final configuration, including a final firmware installation, and shipment to our customers.

As a consequence of the rapidly evolving nature of our business and our limited operating history, we believe that period-to-period comparisons of revenue and other operating results, including gross margin and operating expenses as a percentage of our revenue, are not necessarily meaningful and should not be relied upon as indications of future performance. Although we have experienced significant percentage growth in our revenue, we do not believe that our historical growth rates are likely to be sustainable or indicative of future growth.

Components of Consolidated Statements of Operations

Revenue

We derive revenue from the sale of our storage memory products and support services. We sell our storage memory platform through our global direct sales force, OEMs and other channel partners. We provide our support services pursuant to support contracts, which involve hardware support, software support and software upgrades on a when-and-if available basis, and typically have a one-year term. Revenue from support services represented less than $1.0 million for fiscal 2010 and $2.6 million for the nine months ended March 31, 2011.

Cost of Revenue

Cost of revenue consists primarily of inventory costs including amounts paid to our suppliers and contract manufacturers for hardware components and assembly of those components into our products. The largest portion of our cost of revenue consists of the cost of non-volatile memory components. Given the commodity nature of memory components, neither we nor our contract manufacturers enter into long-term supply contracts for our product components, which can cause our cost of revenue to fluctuate. Cost of revenue is recorded when the related product revenue is recognized. Cost of revenue also includes costs of shipping, personnel expenses related to customer support, warranty reserves and carrying value adjustments recorded for excess and obsolete inventory.

Operating Expenses

The largest component of our operating expenses is personnel costs, consisting of salaries, benefits and incentive compensation for our employees, which includes stock-based compensation. Our headcount increased from 86 employees as of June 30, 2008 to 172 employees as of June 30, 2009, to 262 employees as of June 30, 2010 and to 395 employees as of March 31, 2011. As a result, operating expenses have increased significantly over these periods. In December 2010, we entered into an agreement terminating the lease for our prior corporate offices effective as of April 30, 2011. The net book value of the related leasehold improvements of $1.3 million as of December 31,

2010 was amortized on a straight-line basis over the remaining lease term, which ended April 30, 2011.

Sales and Marketing

Sales and marketing expenses consist primarily of personnel costs, incentive compensation, marketing programs, travel-related costs, consulting expenses associated with sales and marketing activities, and facilities-related costs. We plan to continue to invest heavily in sales by increasing our sales headcount. Our sales personnel are typically not immediately productive and therefore the increase in sales and marketing expense we incur when we add new sales representatives is not immediately offset by increased revenue and may not result in increased revenue over the long-term. The timing of our hiring of new sales personnel and the rate at which they generate incremental revenue could therefore affect our future period-to-period financial performance. We expect that sales and marketing expenses will continue to increase in absolute dollars as we expect to continue hiring.

Research and Development

Research and development expenses consist primarily of personnel costs, prototype expenses, consulting services and depreciation associated with research and development equipment. We expense research and development costs as incurred. We expect to continue to devote substantial resources to the development of our products including the development of new software products. We believe that these investments are necessary to maintain and improve our competitive position. We expect that our research and development expenses will continue to increase in absolute dollars as we continue to invest in additional engineering personnel and infrastructure required to support the development of new products and to enhance existing products.

General and Administrative

General and administrative expenses consist primarily of personnel costs, legal expenses, consulting and professional services, audit costs, and facility-related expenses for our executive, finance, human resources, information technology and legal organizations. While we expect personnel costs to be the primary component of general and administrative expenses, we also expect to incur significant additional legal and accounting costs after this offering related to compliance with rules and regulations implemented by the SEC, as well as additional insurance, investor relations and other costs associated with being a public company.

Results of Operations for the Nine Months Ended March 31, 2010 and 2011

Revenue

The following table presents our revenue for the periods indicated and related changes as compared to the prior period (dollars in thousands):

	Nine Months
	Ended March 31,		Change in
	2010	2011	$	%
	(unaudited)

Revenue	$25,290	$125,515	$100,225	396%

Revenue increased $100.2 million from the nine months ended March 31, 2010 to the nine months ended March 31, 2011, primarily due to an increase in the volume of products shipped.

Revenue from our 10 largest customers, including the applicable OEMs, was 76% and 91% of revenue for the nine months ended March 31, 2010 and March 31, 2011, respectively. Facebook accounted for 12% and 47% of revenue, respectively, for the nine months ended March 31, 2010 and 2011. In addition, two other customers accounted for 14% and 13% of revenue, respectively, for the nine months ended March 31, 2010 and two other customers each accounted for 13% and 11% of revenue for the nine months ended March 31, 2011. Revenue from customers with a ship-to location in the United States was 70% and 82% of revenue for the nine months ended March 31, 2010 and 2011, respectively.

Cost of Revenue and Gross Margin

The following table presents our cost of revenue, gross profit and gross margin for the periods indicated and related changes as compared to the prior period (dollars in thousands):

	Nine Months
	Ended March 31,		Change in
	2010	2011	$	%
	(unaudited)

Cost of revenue	$10,208	$59,788	$49,580	486%
Gross profit	15,082	65,727	50,645	336
Gross margin	60%	52%

Cost of revenue increased $49.6 million and gross profit increased $50.6 million from the nine months ended March 31, 2010 to the nine months ended March 31, 2011, primarily due to the increase in volume of product shipped. Gross margin for the nine months ended March 31, 2011 decreased primarily due to sales of excess raw materials of approximately $4.0 million related to end-of-life products, which were sold at their approximate carrying value and due to higher concentration of lower gross margin sales to one significant customer and our OEM customers.

Operating Expenses

Sales and Marketing

The following table presents our sales and marketing expenses for the periods indicated and related changes as compared to the prior period (dollars in thousands):

	Nine Months
	Ended March 31,		Change in
	2010	2011	$	%
	(unaudited)

Sales and marketing	$14,637	$35,176	$20,539	140%

Sales and marketing expenses increased $20.5 million from the nine months ended March 31, 2010 to the nine months ended March 31, 2011, primarily due to an increase in the number of sales and marketing employees, from 98 as of March 31, 2010 to 208 as of March 31, 2011. This resulted in a $15.9 million increase in personnel-related costs, including a $4.4 million increase in commission expense. The increase was also due to a $1.7 million increase in travel-related costs, a $1.5 million increase in marketing program costs and a $0.6 million increase in allocated rent and facilities expenses.

Research and Development

The following table presents our research and development expenses for the periods indicated and related changes as compared to the prior period (dollars in thousands):

	Nine Months
	Ended March 31,		Change in
	2010	2011	$	%
	(unaudited)

Research and development	$11,669	$18,272	$6,603	57%

Research and development expenses increased $6.6 million from the nine months ended March 31, 2010 to the nine months ended March 31, 2011, primarily due to an increase in the number of research and development employees, from 84 as of March 31, 2010 to 128 as of March 31, 2011. This resulted in a $4.4 million increase in personnel-related costs. The increase was also due to a $0.9 million increase in allocated rent and facilities expenses, a $0.8 million increase in manufacturing costs for new product prototypes and a $0.3 million increase in depreciation expense.

General and Administrative

The following table presents our general and administrative expenses for the periods indicated and related changes as compared to the prior period (dollars in thousands):

	Nine Months
	Ended March 31,		Change in
	2010	2011	$	%
	(unaudited)

General and administrative	$8,588	$12,244	$3,656	43%

General and administrative expenses increased $3.7 million from the nine months ended March 31, 2010 to the nine months ended March 31, 2011, primarily due to an increase in the number of general and administrative employees, from 34 as of March 31, 2010 to 59 as of March 31, 2011. This resulted in a $3.8 million increase in personnel-related costs. This increase was offset by a $1.0 million insurance claim reimbursement and a $2.8 million decrease in legal costs, both related to the resolution of litigation that was ongoing in fiscal 2010. The majority of the remaining increase was due to a $1.8 million increase in depreciation expense, a $0.5 million increase in consulting services, $0.5 million increase in professional accounting services and a $0.3 million increase in allocated rent and facilities expenses.

Other Income (Expense), Net

The following table presents our other income and expense, net for the periods indicated and related changes as compared to the prior period (dollars in thousands):

	Nine Months
	Ended March 31,		Change in
	2010	2011	$	%
	(unaudited)

Other income (expense), net	$(30)	$(810)	$(780)	(2,600%)

Other income (expense), net increased $0.8 million from the nine months ended March 31, 2010 to the nine months ended March 31, 2011, primarily due to increased expense attributable to the revaluation of a warrant to purchase shares of convertible preferred stock and increased borrowings under the revolving line of credit.

Results of Operations for the Fiscal Years Ended June 30, 2008, 2009 and 2010

Revenue

The following table presents our revenue for the periods indicated and related changes as compared to the prior periods (dollars in thousands):

	Year Ended				Year Ended
	June 30,		Change in		June 30,		Change in
	2008	2009	$	%	2009	2010	$	%

Revenue	$648	$10,150	$9,502	1,466%	$10,150	$36,216	$26,066	257%

2009 Compared to 2010.  Revenue increased $26.1 million from fiscal 2009 to fiscal 2010, primarily due to the increase in the overall volume of our products shipped.

2008 Compared to 2009.  Revenue increased $9.5 million from fiscal 2008 to fiscal 2009, primarily due to the increase in our customer base and the expansion of our product line.

Revenue from the 10 largest customers, including the applicable OEMs, for each fiscal year was 71%, 47% and 75% of revenue for fiscal 2008, 2009 and 2010, respectively. Two other customers and Facebook each accounted for 13%, 10%, and 10% of our revenue, respectively, in fiscal 2010 and one customer accounted for 36% of our revenue in fiscal 2008. No other customer accounted for greater than 10% of revenue in fiscal 2008, 2009 and 2010. Revenue from customers with a ship-to location in the United States accounted for 100%, 86% and 76% of revenue for fiscal 2008, 2009 and 2010, respectively.

Cost of Revenue and Gross Margin

The following table presents our cost of revenue and gross margin for the periods indicated and related changes as compared to the prior periods (dollars in thousands):

	Year Ended				Year Ended
	June 30,		Change in		June 30,		Change in
	2008	2009	$	%	2009	2010	$	%

Cost of revenue	$377	$5,000	$4,623	1,226%	$5,000	$16,018	$11,018	220%
Gross profit	271	5,150	4,879	1,800	5,150	20,198	15,048	292
Gross margin	42%	51%			51%	56%

2009 Compared to 2010.  Cost of revenue increased $11.0 million from fiscal 2009 to fiscal 2010, primarily due to the increase in the volume of our products shipped. Our gross margin increased from fiscal 2009 to fiscal 2010 due to favorable pricing of NAND Flash raw materials and efficiencies resulting from economies of scale as our revenue has increased. The increase in gross margin in fiscal 2010 was offset by a $0.6 million inventory carrying value adjustment that we recorded for obsolete inventory.

2008 Compared to 2009.  Cost of revenue increased $4.6 million from fiscal 2008 to fiscal 2009 primarily due to the corresponding increase in our revenue driven by the increase in our customer base and the expansion of our product line. Our gross margin increased from fiscal 2008 to fiscal 2009 due to changes in the mix of our products sold and efficiencies resulting from economies of scale as our revenue increased.

Operating Expenses

Sales and Marketing

The following table presents our sales and marketing expenses for the periods indicated and related changes as compared to the prior periods (dollars in thousands):

	Year Ended				Year Ended
	June 30,		Change in		June 30,		Change in
	2008	2009	$	%	2009	2010	$	%

Sales and marketing	$2,856	$13,476	$10,620	372%	$13,476	$23,386	$9,910	74%

2009 Compared to 2010.  Sales and marketing expenses increased $9.9 million from fiscal 2009 to fiscal 2010, primarily due to an increase in sales and marketing personnel from 76 employees at the end of fiscal 2009 to 123 at the end of fiscal 2010, as we hired additional employees to focus on acquiring new customers and expanding our business into new geographic regions. This increase in headcount resulted in an $8.1 million increase in personnel-related costs, including a $2.6 million increase in sales commissions. The majority of the remaining increase in sales and marketing expenses from fiscal 2009 to fiscal 2010 was due to a $0.8 million increase in travel-related costs, a $0.5 million increase in product demonstration expenses, a $0.4 million increase in consulting services, and a $0.2 million increase in allocated rent and facilities expenses. These increases were offset by a $0.3 million decrease in marketing program costs, primarily related to tradeshows.

2008 Compared to 2009.  Sales and marketing expenses increased $10.6 million from fiscal 2008 to fiscal 2009, primarily due to an increase in sales and marketing personnel from 43 employees at the end of fiscal 2008 to 76 at the end of fiscal 2009. This increase in headcount resulted in a $6.9 million increase in personnel-related costs, including a $1.4 million increase in sales commissions. The majority of the remaining increase consisted of a $0.9 million increase in marketing program costs, a $0.9 million increase in travel-related costs, a $0.6 million increase in telecommunications and allocated internal information systems infrastructure, a $0.4 million increase in consulting services and a $0.4 million increase in allocated rent and facilities expenses.

Research and Development

The following table presents our research and development expenses for the periods indicated and related changes as compared to the prior periods (dollars in thousands):

	Year Ended				Year Ended
	June 30,		Change in		June 30,		Change in
	2008	2009	$	%	2009	2010	$	%

Research and development	$5,603	$11,707	$6,104	109%	$11,707	$15,977	$4,270	36%

2009 Compared to 2010.  Research and development expenses increased $4.3 million from fiscal 2009 to fiscal 2010, primarily due to an increase in research and development personnel from 74 employees at the end of fiscal 2009 to 97 at the end of fiscal 2010, resulting in a $3.4 million increase in personnel-related costs. The increase was also due to a $0.4 million increase in manufacturing costs for new product prototypes, a $0.3 million increase in engineering consulting services and a $0.2 million increase in depreciation expense.

2008 Compared to 2009.  Research and development expenses increased $6.1 million from fiscal 2008 to fiscal 2009, primarily due to an increase in research and development personnel from 33 employees at the end of fiscal 2008 to 74 at the end of fiscal 2009, resulting in a $5.7 million increase in personnel-related costs. The majority of the remaining increase was due to a $0.4 million increase in allocated rent and facilities expenses, a $0.3 million increase in travel-related expenses, a $0.3 million increase in telecommunications and allocated internal information systems infrastructure, a $0.2 million increase in depreciation expense, a $0.2 million increase in small equipment expense and a $0.2 million increase in engineering consulting services. These increases were offset by a $1.7 million decrease in manufacturing costs for product prototypes.

General and Administrative

The following table presents our general and administrative expenses for the periods indicated and related changes as compared to the prior periods (dollars in thousands):

	Year Ended				Year Ended
	June 30,		Change in		June 30,		Change in
	2008	2009	$	%	2009	2010	$	%

General and administrative	$1,712	$4,849	$3,137	183%	$4,849	$12,383	$7,534	155%

2009 Compared to 2010.  General and administrative expenses increased $7.5 million from fiscal 2009 to fiscal 2010, in part due to an increase in general and administrative personnel from 22 employees at the end of fiscal 2009 to 42 employees at the end of fiscal 2010, resulting in a $2.6 million increase in personnel-related costs. In addition, there was a $2.7 million increase in legal costs related to the resolution of legal proceedings. The majority of the remaining increase from 2009 to fiscal 2010 consisted of a $0.6 million increase in depreciation expense, primarily related to computer equipment and leasehold improvements, a $0.4 million increase in software support and expensed equipment, a $0.3 million increase in professional accounting fees, a $0.3 million increase in allocated rent and facilities expenses and a $0.2 million increase in travel-related expenses.

2008 Compared to 2009.  General and administrative expenses increased $3.1 million from fiscal 2008 to fiscal 2009, primarily due to an increase in general and administrative personnel from 10 employees at the end of fiscal 2008 to 22 at the end of fiscal 2009, resulting in a $1.3 million increase in personnel-related costs, a $0.9 million increase in legal costs, a $0.6 million increase in consulting services, a $0.3 million increase in software support and expensed equipment, a $0.2 million increase in depreciation expense and a $0.2 million increase in sales tax expense.

Other Income (Expense), net

The following table presents our other income (expense) for the periods indicated and related changes as compared to the prior periods (dollars in thousands):

	Year Ended					Year Ended
	June 30,		Change in			June 30,		Change in
	2008	2009	$	%		2009	2010	$	%

Other income (expense), net	$(75)	$(690)	$(615)	(820%	)	$(690)	$(156)	$534	77%

2009 Compared to 2010.  Interest expense decreased by $0.5 million from fiscal 2009 to fiscal 2010, primarily due to a $0.5 million decrease in interest expense related to the conversion or repayment of $15.4 million of outstanding convertible notes.

2008 Compared to 2009.  Interest expense increased by $0.7 million from fiscal 2008 to fiscal 2009 due to a $0.5 million increase in interest expense related to convertible notes, a $0.1 million increase in interest expense attributable to a warrant to purchase convertible preferred stock and a $0.1 million increase in interest expense on debt and capital leases.

Quarterly Results of Operations

The following tables present, in dollars and as a percentage of revenue, unaudited quarterly consolidated results of operations data for each of the quarters presented. The unaudited consolidated financial statements for each of these quarters were prepared on a basis consistent with our audited consolidated financial statements and include all adjustments, consisting of normal and recurring adjustments, that we consider necessary for a fair presentation of the financial position and results of operations as of and for such periods. You should read these tables in conjunction with our consolidated financial statements and the related notes located elsewhere in this prospectus. The results of operations for any quarter are not necessarily indicative of the results of operations for any future periods.

	Quarter Ended
	June 30,	Sept. 30,	Dec. 31,	Mar. 31,	June 30,	Sept. 30,	Dec. 31,	Mar. 31,
	2009	2009	2009	2010	2010	2010	2010	2011
	(In thousands)

Revenue	$4,173	$4,790	$7,137	$13,363	$10,926	$27,046	$31,218	$67,251
Cost of revenue(1)	1,952	2,065	2,717	5,426	5,810	15,412	12,878	31,498

Gross profit	2,221	2,725	4,420	7,937	5,116	11,634	18,340	35,753
Operating expenses:
Sales and marketing(1)	3,703	3,622	4,802	6,213	8,749	9,109	11,307	14,760
Research and development(1)	3,601	3,748	3,588	4,333	4,308	4,820	5,721	7,731
General and administrative(1)	1,392	2,161	2,347	4,080	3,795	3,450	3,261	5,533

Total operating expenses	8,696	9,531	10,737	14,626	16,852	17,379	20,289	28,024

(Loss) income from operations	(6,475)	(6,806)	(6,317)	(6,689)	(11,736)	(5,745)	(1,949)	7,729
Other income (expense), net	34	(2)	(12)	(16)	(126)	(7)	(499)	(304)

(Loss) income before income taxes	(6,441)	(6,808)	(6,329)	(6,705)	(11,862)	(5,752)	(2,448)	7,425
Income tax expense	—	—	(2)	—	(10)	(19)	(25)	(390)

Net (loss) income	$(6,441)	$(6,808)	$(6,331)	$(6,705)	$(11,872)	$(5,771)	$(2,473)	$7,035

(1)	Includes stock-based compensation expense as follows:

	Quarter Ended
	June 30,	Sept. 30,	Dec. 31,	Mar. 31,	June 30,	Sept. 30,	Dec. 31,	Mar. 31,
	2009	2009	2009	2010	2010	2010	2010	2011
	(In thousands)

Cost of revenue	$1	$2	$3	$2	$2	$3	$3	$10
Sales and marketing	180	176	182	186	194	254	396	506
Research and development	107	145	144	133	70	199	204	359
General and administrative	81	78	88	103	359	437	493	868

Total stock-based compensation	$369	$401	$417	$424	$625	$893	$1,096	$1,743

	Quarter Ended
	June 30,	Sept. 30,	Dec. 31,	Mar. 31,	June 30,	Sept. 30,	Dec. 31,	Mar. 31,
	2009	2009	2009	2010	2010	2010	2010	2011

Revenue	100%	100%	100%	100%	100%	100%	100%	100%
Cost of revenue	47	43	38	41	53	57	41	47

Gross margin	53	57	62	59	47	43	59	53
Operating expenses:
Sales and marketing	89	76	68	46	80	33	36	22
Research and development	86	78	50	32	39	18	18	11
General and administrative	33	45	33	31	35	13	11	9

Total operating expenses	208	199	151	109	154	64	65	42

(Loss) income from operations	(155)	(142)	(89)	(50)	(107)	(21)	(6)	11
Other income (expense), net	1	—	—	—	(2)	—	(2)	—

(Loss) income before income taxes	(154)	(142)	(89)	(50)	(109)	(21)	(8)	11
Income tax expense	—	—	—	—	—	—	—	1

Net (loss) income	(154)%	(142)%	(89)%	(50)%	(109)%	(21)%	(8)%	10%

Revenue has increased sequentially in most of the quarters presented due to increases in the volume of products sold. Revenue increased $6.2 million from the three months ended December 31, 2009 to the three months ended March 31, 2010 primarily due to sales to three customers. Revenue increased $16.1 million from the three months ended June 30, 2010 to the three months ended September 30, 2010 primarily due to sales to one customer. Revenue increased $36.0 million from the three months ended December 31, 2010 to the three months ended March 31, 2011 primarily due to sales to two customers.

Gross margin for the three months ended June 30, 2010 was lower due to a $0.6 million inventory carrying value adjustment that we recorded for obsolete inventory. Gross margin for the three months ended September 30, 2010 decreased sequentially, primarily due to lower gross margins on high volume sales to one significant customer. The gross margin for the three months ended December 31, 2010 increased sequentially due to a significantly lower volume of sales to the same significant customer. Gross margin for the three months ended March 31, 2011 decreased sequentially primarily due to sales of excess raw materials of approximately $4.0 million related to end-of-life products, which were sold at their approximate carrying values and to a higher concentration of lower gross margin sales to this same significant customer.

Operating expenses in all quarters increased sequentially as we continued to add headcount and incurred related costs to accommodate our growth.

For the three months ended June 30, 2010, sales and marketing expenses were 80% of revenue compared to 46% of revenue in the prior quarter, primarily due to a $2.0 million increase in personnel-related expenses. This increase was due to bonuses earned by certain sales employees for achieving fiscal 2010 sales goals and due to the overall growth in the number of employees in our sales and marketing organizations.

For each of the three months ended September 30, 2009, March 31, 2010 and June 30, 2010, our general and administrative expenses trended higher compared to the other quarters presented, primarily due to an increase in legal costs related to the resolution of litigation. General and administrative expenses for the three months ended December 31, 2010 were partially offset by a $1.0 million insurance reimbursement of legal fees related to the resolution of litigation.

Liquidity and Capital Resources

Primary sources of liquidity

As of March 31, 2011, our principal sources of liquidity consisted of cash and cash equivalents of $15.9 million, accounts receivable of $13.1 million and amounts available under our revolving line of credit of approximately $16.7 million. We had working capital of $41.8 million as of March 31, 2011.

Historically, our primary sources of liquidity have been from customer payments for our products and services, proceeds from the issuance of convertible preferred stock and convertible notes and proceeds from our revolving line of credit. From inception through March 31, 2011, we issued convertible preferred stock with aggregate net proceeds of $79.8 million, issued convertible notes with aggregate net proceeds of $25.8 million and borrowed an aggregate of $21.0 million from a financial institution.

Cash Flow Analysis

				Nine Months Ended
	Year Ended June 30,			March 31,
	2008	2009	2010	2010	2011
				(unaudited)
	(In thousands)

Net cash provided by (used in):
Operating activities	$(8,733)	$(24,816)	$(39,553)	$(23,672)	$(1,544)
Investing activities	(1,224)	(3,577)	(14,298)	(855)	1,973
Financing activities	12,051	42,648	46,719	12,541	6,279

Operating Activities

Our operating cash flow primarily depends on the timing and amount of cash receipts from our customers, inventory purchases and payments for operating expenses.

Our net cash used in operating activities for the nine months ended March 31, 2011 was $1.5 million. During this period our operating cash outflows, which consisted primarily of purchases of inventory and investments made to hire additional headcount to support our current and anticipated growth, were nearly offset by cash collections from our customers.

Our net cash used in operating activities for fiscal 2010 was $39.6 million and was primarily due to an increase in our inventory balance of $21.2 million as a result of the increasing demand for our products. We also had headcount increases in all areas of our business from 172 employees as of June 30, 2009 to 262 employees as of June 30, 2010. Our net loss for 2010 was $31.7 million. Significant non-cash expenses included in net loss were stock-based compensation of $1.9 million and depreciation and amortization expense of $1.5 million.

Our net cash used in operating activities for fiscal 2008 and 2009 was $8.7 million and $24.8 million, respectively, and was primarily due to the investments we made during those periods to grow the operating infrastructure necessary to support the growth in our business. From June 30, 2008 to June 30, 2009, we increased the total number of employees in our company from 86 to 172. Our inventory balances also increased from $0.7 million as of June 30, 2008 to $4.0 million as of June 30, 2009 due to increased demand for our products. Our net loss for fiscal 2008 was $10.0 million compared to a net loss of $25.6 million for fiscal 2009. Our fiscal 2008 net loss included non-cash stock-based compensation expense of $0.3 million and for fiscal 2009, the net loss included non cash depreciation and amortization of $0.7 million and stock-based compensation expense of $1.0 million.

Investing Activities

Cash flows from investing activities primarily relate to purchases of computer equipment, leasehold improvements and machinery and equipment to support our growth. Investing activities also includes purchases, sales and maturities of our short-term investments in available-for-sale securities.

During the nine months ended March 31, 2011, our net cash provided by investing activities was $2.0 million and was primarily due to the net proceeds from the sale of short-term investments of $12.0 million, less cash used for the purchases of property and equipment of $10.0 million. For fiscal 2010, our net cash used in investing activities was $14.3 million, including $13.9 million for purchases of short-term investments and $3.4 million for purchases of property and equipment. For fiscal 2009, our net cash used in investing activities was $3.6 million, including $2.4 million from purchases of property and equipment and $1.2 million from purchases of short-term investments. In fiscal 2008, our cash used in investing activities was $1.2 million, all related to purchases of property and equipment.

Financing Activities

Cash flows from financing activities primarily include net proceeds from issuances of convertible preferred stock and proceeds and payments related to issuances of convertible notes and loans from a financial institution.

We generated $6.3 million of net cash from financing activities during the nine months ended March 31, 2011, primarily due to $11.0 million that we borrowed from a financial institution offset by the repayment of $6.3 million of notes payable and capital lease obligations.

We generated $46.7 million in net cash from financing activities in fiscal 2010, including $43.8 million of net proceeds from the issuance of our Series C convertible preferred stock, $5.0 million from the issuance of convertible notes and $4.0 million from a loan with a financial institution. We repaid the $4.0 million loan prior to the end of fiscal 2010. We generated $42.6 million in cash from financing activities in fiscal 2009, primarily due to the $28.1 million received from the issuance of our Series B convertible preferred stock, the $15.4 million from the issuance of convertible notes and the $6.0 million from a loan with a financial institution. We repaid the $6.0 million loan prior to the end of fiscal 2009. We generated $12.1 million in cash from financing activities in fiscal 2008, primarily due to the $7.2 million received from the issuance of our Series A convertible preferred stock and $5.2 million from the issuance of convertible notes.

Revolving Line of Credit

In September 2010, we amended and restated our loan and security agreement, or the revolving line of credit, with a financial institution. The revolving line of credit allows us to borrow up to a limit of $25.0 million, with a sublimit of $6.0 million for letters of credit, certain cash management services and foreign exchange forward contracts. As of March 31, 2011, we had $5.0 million outstanding under the revolving line of credit and had obtained letters of credit totaling approximately $3.3 million. The borrowing limit can fluctuate due to a borrowing base consisting of our combined accounts receivable and inventory balances. Borrowings under the revolving line of credit accrue interest at a floating per annum rate equal to one-half of one percentage point (0.50%) above the prime rate as published in the Wall Street Journal. An unused commitment fee equal to 0.375% of the difference between the $25.0 million limit and the average daily balance of borrowings outstanding each quarter is due on the last day of such quarter. The revolving line of credit includes a prepayment penalty of approximately $0.3 million if outstanding advances are prepaid and the line is cancelled prior to September 2011. The revolving line of credit is secured by substantially all our assets. As of March 31, 2011, the interest rate on the outstanding principal balance was 3.75% per annum with interest due and payable on a monthly basis.

We can borrow against the revolving line of credit until its maturity date in September 2012, at which time all unpaid principal and interest shall be due and payable. Under the terms of the revolving line of credit, we are required to maintain the following minimum financial covenants on a consolidated basis:

•	A ratio of current assets to current liabilities plus, without duplication, any of our obligations to the financial institution, of at least 1.25 to 1.00 measured on a quarterly basis.

•	A tangible net worth of at least $25.0 million, plus 25% of the net proceeds received by us from the sale or issuance of our equity or subordinated debt, such increase, which, following the completion of this offering, will be measured on a quarterly basis.

As of March 31, 2011, we were in compliance with these covenants.

In April 2011, we repaid the remaining outstanding balance on the revolving line of credit of $5.0 million.

Future Capital Requirements

Our future capital requirements will depend on many factors, including our rate of revenue growth, the expansion of our sales and marketing activities, the timing and extent of spending to support product development efforts and the expansion into new territories, the timing of new product introductions, the building of infrastructure to support our growth and the continued market acceptance of our products.

We believe that our cash and cash equivalents and available amounts under the revolving line of credit, will be sufficient to meet our working capital and capital expenditure requirements for at least the next 12 months. Although we are not currently a party to any agreement or letter of intent regarding potential investments in, or acquisitions of, complementary businesses, applications or technologies, we may enter into these types of arrangements, which could require us to seek additional equity or debt financing. If required, additional financing may not be available on terms that are favorable to us, if at all. If we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of our stockholders will be reduced and these securities might have rights, preferences and privileges senior to those of our current stockholders. We cannot assure you that additional financing will be available or that, if available, such financing can be obtained on terms favorable to our stockholders and us.

Off Balance Sheet Arrangements

During the periods presented, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purpose.

Contractual Obligations and Material Commitments

The following is a summary of our contractual obligations as of June 30, 2010 (in thousands):

		Payments Due by Period
		Less Than	1 to 3	3 to 5	After 5
	Total	1 Year	Years	Years	Years

Operating lease obligations(1)	$39,641	$1,334	$7,824	$7,196	$23,287
Capital lease obligations	485	295	190	—	—
Purchase obligations(2)	8,737	8,737	—	—	—

Total	$48,863	$10,366	$8,014	$7,196	$23,287

(1)	In December 2010, we terminated leases for certain office facilities. As a result, the operating lease obligations disclosed above were decreased by $2.9 million in total, comprised of decreases of $0.1 million, $1.4 million, $1.4 million and $0.0 due in less than one year, one to three years, three to five years and more than five years from June 30, 2010, respectively.

(2)	Purchase obligations include non-cancelable purchase orders for raw materials inventory. Purchase obligations under purchases orders or contracts that we can cancel without a significant penalty, such as routine purchases for operating expenses are not included in the above table. As of March 31, 2011, these purchase obligations were $2.7 million.

Operating lease payments primarily relate to our leases of office space with various expiration dates through 2021. The terms of these leases often include periods of free rent, or rent holidays, and increasing rental rates over time. In May 2010, we entered into new leases to expand our primary office facilities in Salt Lake City, Utah. The term of these leases include an initial lease term that ends in September 2021, plus the option for us to extend the lease for an additional five years. These leases include rent holidays during the first year beginning with the lease effective date and also require us to provide the lessor letters of credit in aggregate amount of $3.0 million.

In addition, on May 2, 2011, we repurchased a total of 165,000 shares of our common stock from two of our stockholders, in separate transactions, for a total purchase price of approximately $1.2 million. The terms of the repurchase transaction for 150,000 of such shares require us to pay additional consideration to one of the stockholders if a liquidity event occurs at any time prior to May 2, 2012 in which the price per share of our common stock is greater than $15.00. For this purpose, a liquidity event is defined as either a change of control or sale of substantially all of our assets or the initial public offering of our common stock, or IPO. The amount of the additional per share consideration payable would be equal to half the difference between the applicable liquidity event price per share and $15.00. In the event of an IPO liquidity event, the liquidity event price per share is the closing per share sale price as of the first trading day following the expiration of the lock-up period applicable to us in connection with this offering. See “Underwriting”.

Indemnification

We agreed to indemnify our officers and directors for certain events or occurrences, while the officer or director is or was serving at our request in such capacity. The maximum amount of potential future indemnification is unlimited; however, we have a director and officer insurance policy that limits our exposure and could enable us to recover a portion of any future amounts paid. We are unable to reasonably estimate the maximum amount that could be payable under these arrangements since these obligations are not capped but are conditional to the unique facts and circumstances involved. Accordingly, we have no liabilities recorded for these agreements as of March 31, 2011.

Many of our agreements with channel partners and customers generally include certain provisions for indemnifying the channel partners and customers against liabilities if our products infringe a third party’s intellectual property rights. To date, we have not incurred any material costs as a result of such indemnification provisions and have not accrued any liabilities related to such obligations in our consolidated financial statements.

Controls and Procedures

In connection with its audit of our consolidated financial statements for fiscal 2008, 2009 and 2010, our independent registered public accounting firm noted certain material weaknesses in our internal control over financial reporting.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity’s financial statements will not be prevented, or detected and corrected on a timely basis.

In connection with the audit of our financial statements for fiscal 2008 and 2009, our independent registered public accounting firm noted a material weakness in our financial statement close process. This was primarily the result of the early stage of our business and the lack of a sufficient number of accounting personnel, including accounting personnel with technical accounting and financial reporting experience. This material weakness resulted in the recording of a substantial number of audit adjustments over the two fiscal years ended June 30, 2009.

In connection with the audit of our financial statements for fiscal 2010, our independent registered public accounting firm noted that we had a material weakness specifically relating to the financial statement close process as of June 30, 2010. Specifically, we had a lack of formal accounting policies and procedures related to the identification of unique contract terms that affected revenue recognition, proper identification and accounting for inventory in transit and evaluation units, the recording of certain expenses in the proper period, and the accounting for a deemed dividend associated with a repurchase of a portion of our convertible preferred stock. While we had taken steps to remedy the material weakness noted in the prior audit, as of June 30, 2010, we still had not fully staffed our accounting department with technical accounting and financial reporting experience, given our rapid growth in fiscal 2010.

Since July 1, 2010, we have taken and are continuing to take additional steps intended to remedy these matters, including hiring additional finance and accounting personnel and implementing additional policies and procedures associated with our financial statement close process. Since July 1, 2010, we have added 10 employees with technical accounting and financial reporting experience in our accounting department, currently with aggregate related annualized salary expense of approximately $1.0 million. Additionally, we are working with an outside firm to help document and structure our internal controls over our financial statement close process. However, we will not be able to fully address these matters until our newly hired professionals have had time to implement the new policies and procedures. Based on our efforts to date, we believe that the identified material weaknesses can be remediated by June 30, 2011; however, we cannot assure you that we will succeed in remediating these weaknesses by that time.

Certain Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles, or GAAP. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and related disclosures. These estimates and assumptions are often based on judgments that we believe to be reasonable under the circumstances at the time made, but all such estimates and assumptions are inherently uncertain and unpredictable. Actual results may differ from those estimates and assumptions, and it is possible that other professionals, applying their own judgment to the same facts and circumstances, could develop and support alternative estimates and assumptions that would result in material changes to our operating results and financial condition. We evaluate our estimates and assumptions on an ongoing basis. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Our actual results could differ from these estimates.

We believe that the assumptions and estimates associated with revenue recognition, stock-based compensation, inventory valuation, warranty liability and income taxes have the greatest potential impact on our consolidated financial statements. Therefore, we consider these to be our critical accounting policies and estimates. For further information on all of our significant accounting policies, see note 1 of the accompanying notes to our consolidated financial statements.

Revenue Recognition

We derive our revenue from sales of products and support services and enter into multiple-element arrangements in the normal course of business with our customers and channel partners. In all of our arrangements, we do not recognize revenue until we can determine that persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and we deem collection to be reasonably assured. In making these judgments, we evaluate these criteria as follows:

•	Evidence of an Arrangement — We consider a non-cancelable agreement signed by a customer or channel partner or purchase order generated by a customer or channel partner to be persuasive evidence of an arrangement.

•	Delivery has Occurred — We consider delivery to have occurred when product has been delivered to the customer and no post-delivery obligations exist other than ongoing support obligations under sold support services. In instances where customer acceptance is required, delivery is deemed to have occurred when customer acceptance has been achieved.

•	Fees are Fixed or Determinable — We consider the fee to be fixed or determinable unless the fee is subject to refund or adjustment or is not payable within normal payment terms. If the fee is subject to refund or adjustment, we recognize revenue net of estimated returns or if a reasonable estimate cannot be made, when the right to a refund or adjustment lapses.

•	Collection is Reasonably Assured — We conduct a credit worthiness assessment on all our customers, OEMs and channel partners. Generally we do not require collateral. We continue to evaluate collectability by reviewing our customers’ and channel partners’ credit worthiness including a review of past transaction history. Our payment terms are typically net-30 days with terms up to net-60 days for certain customers and channel partners. Collection is reasonably assured if, based upon our evaluation, we expect that the customer will be able to pay amounts under the arrangement as payments become due. If we determine that collection is not reasonably assured, revenue is deferred and recognized upon the receipt of cash.

For multiple-element arrangements originating on or prior to June 30, 2009, the total consideration in these arrangements was not allocated between product and support services revenue because we did not have objective and reliable evidence of fair value of the support services. Accordingly, the total consideration in such arrangements is deferred and recognized ratably over the support service period ranging from one to three years.

In October 2009, the Financial Accounting Standards Board (“FASB”) amended the accounting standards for multiple-element revenue arrangements. One of the new standards amends previously issued guidance to exclude tangible products containing software components and non-software components that function together to deliver the tangible product’s essential functionality from the scope of the software revenue recognition rules. The other new standard related to multiple-element arrangements changed the requirements for establishing separate units of accounting in a multiple-element arrangement and requires the allocation of arrangement consideration to each deliverable using the relative selling price of each element. We early adopted these accounting standards effective as of the beginning of fiscal year 2010.

The impact of adopting these new accounting standards was as follows on our consolidated statements of operations (in thousands):

Year Ended
June 30,
2010

Increase in revenue	$1,574
Increase in cost of revenue	409
Decrease to loss before income taxes	1,165
Decrease to net loss	1,165

For multiple-element arrangements originating or materially modified on or after July 1, 2009, we evaluated whether each deliverable could be accounted for as separate units of accounting. A deliverable constitutes a separate unit of accounting when it has stand-alone value and for an arrangement where a general right of return exists relative to a delivered item, delivery or performance of the undelivered item must be considered probable and substantially in our control. Stand-alone value exists if the product or service is sold separately.

Our multiple-element arrangements typically include two elements: ioDrive hardware, which includes embedded VSL virtualization software, and support services. We have determined that our ioDrive hardware and the embedded VSL virtualization software are considered a single unit of accounting because the hardware and software individually do not have standalone value and are never sold separately. Support services are considered a separate unit of accounting as they are sold separately and have standalone value.

We allocate arrangement consideration at the inception of an arrangement to all deliverables based on the relative selling price method in accordance with the selling price hierarchy, which includes: (1) vendor-specific objective evidence, or VSOE, if available; (2) third-party evidence, or TPE, if vendor-specific objective evidence is not available; and (3) best estimate of selling price, or BESP, if neither VSOE nor TPE is available.

•	VSOE — We determine VSOE based on our historical pricing and discounting practices for the specific product or support service when sold separately. In determining VSOE, we require that a substantial majority of the selling prices for products or support services fall within a reasonably narrow pricing range. We have historically priced our products within a narrow range and have used VSOE to allocate the selling price of deliverables for product sales.

•	TPE — When VSOE cannot be established for deliverables in multiple element arrangements, we apply judgment with respect to whether we can establish selling price based on TPE. TPE is determined based on competitor prices for similar deliverables when sold separately. Generally, our products differ from those of our peers such that the comparable pricing of support services with similar functionality cannot be obtained. Furthermore, we are unable to reliably determine what similar competitor services’ selling prices are on a stand-alone basis. As a result, we have not been able to establish selling price based on TPE.

•	BESP — When we are unable to establish selling price using VSOE or TPE, we use BESP in our allocation of arrangement consideration. The objective of BESP is to determine the price at which we would transact a sale if the product or support service was sold on a stand-alone basis. We determine BESP for deliverables by considering multiple factors including, but not limited to, prices we charge for similar offerings, sales volume, geographies, market conditions, competitive landscape and pricing practices.

Our agreements with certain customers, including certain OEMs and other channel partners, contain provisions for sales returns in limited circumstances, price protection and rebates. In limited circumstances and on an infrequent basis, even if we are not obligated to accept returned products, we may determine it is in our best interest to accept returns in order to maintain good relationships with our customers. We recognize revenue net of the effects of these estimated obligations at the time revenue is recorded.

We estimate product returns based upon our periodic analysis of historical returns as a percentage of revenue as well as known future returns. We periodically assess the accuracy of our historical estimates and to date the actual results have been reasonably consistent with our estimates. While we believe we have sufficient experience and knowledge of the market and customer buying patterns to reasonably estimate such returns, actual market conditions or customer behavior could differ from our expectations and as a result, our actual results could change materially.

Our price protection obligations with certain OEMs and other channel partners require us to notify them of any decreases in pricing and to provide them with a refund or credit for any units of our product that they have on hand as of the date of the pricing change. Historically, most of our sales to our OEMs and other channel partners have an identified end-user at the time we ship our products and thus the amount of inventory carried by our OEMs and other channel partners at any given time is limited. To date, we have not issued refunds or credits to our OEMs and other channel partners for price protection.

Certain of our contracts allow for rebates that are based on a fixed percentage of our sales to the customer or sales to the end-user or a fixed dollar amount per unit.

Deferred revenue resulted from the deferral of product and support service revenue from multiple element arrangements prior to June 30, 2009 and from July 1, 2009 deferred revenue represents customer billings in excess of revenue recognized, primarily for support services. Support services are typically billed on an annual basis in advance and revenue is recognized ratably over the support period of one to three years.

Stock-Based Compensation

Under ASC 718, stock-based compensation cost for each award is estimated at the grant date based on the award’s fair value as calculated by an option-pricing model and is recognized as expense over the requisite service period. We use the Black-Scholes-Merton option-pricing model which requires various highly judgmental assumptions including the estimated fair value of our common stock, volatility over the expected life of the option, stock option exercise and cancellation behaviors, risk-free interest rate and expected dividends. We estimated the fair value of each employee option granted using the following assumptions for the periods presented in the table below.

				Nine Months
	Year Ended June 30,			Ended March 31,
	2008	2009	2010	2010	2011
				(unaudited)

Fair value of common stock	$0.358	$0.358-0.65	$0.65-1.96	$0.65	$1.96-5.12
Expected stock price volatility	49-50%	49%	49%	49%	48-49%
Expected life of options	6.1 years	6.1 years	6.1 years	6.1 years	3.2-7.0 years
Expected dividend yield	—	—	—	—	—
Risk-free interest rate	2.6-3.6%	2.8-3.4%	2.4-2.9%	2.6-2.9%	0.6-2.7%

•	Volatility — As we do not have a trading history for our common stock, the expected stock price volatility for our common stock was estimated by taking the average historic price volatility for a group of companies we consider our peers based on a number of factors including, but not limited to, similarity to us with respect to industry, business model, stage of growth, financial risk or other factors, along with considering the future plans of our company to determine the appropriate volatility over the expected life of the option. We used the daily price of these peers over a period equivalent to the expected term of the stock option grants. We did not rely on implied volatilities of traded options in our peers’ common stock because the volume of activity was relatively low. We intend to continue to consistently apply this process using the same or similar public companies until a sufficient amount of historical information regarding the volatility of our own common stock share price becomes available, or unless circumstances change such that the identified companies are no longer similar to us, in which case, more suitable companies whose share prices are publicly available would be utilized in the calculation.

•	Expected Life — The expected life was based on the simplified method allowed under SEC guidance, which is calculated as the average of the option’s contractual term and weighted-average vesting period. We use this method as we have limited historical stock option data that is sufficient to derive a reasonable estimate of the expected life of an option.

•	Dividend Yield — We have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future. Consequently, we used an expected dividend yield of zero.

•	Risk-free Interest Rate — The risk-free interest rate was determined by reference to the U.S. Treasury rates with the remaining term approximating the expected option life assumed at the date of grant.

In addition, we are required to estimate the expected forfeiture rate and only recognize expense for those options expected to vest. We estimate the forfeiture rate based on our historical experience. Further, to the extent our actual forfeiture rate is different from our estimate, stock-based compensation expense is adjusted accordingly. If any of the assumptions used in the Black-Scholes-Merton stock-option model change significantly, the fair value and stock-based compensation expense on future grants is impacted accordingly and stock-based compensation expense may differ materially in the future from that recorded in the current period.

The following table sets forth all stock option grants since July 1, 2009 through May 16, 2011:

			Common Stock
	Number of Shares		Fair Value per	Intrinsic Value
	Subject to Options		Share at	per Share at
Grant Date	Granted	Exercise Price	Grant Date	Grant Date

September 22, 2009	1,261,800	$0.65	$0.65	$—
November 18, 2009	1,165,000	0.65	0.65	—
December 15, 2009	262,950	0.65	0.65	—
February 12, 2010	310,000	0.65	0.65	—
March 2, 2010	1,061,638	0.65	0.65	—
March 16, 2010	625,000	0.65	0.65	—
May 28, 2010	2,484,646	1.96	1.96	—
July 27, 2010	1,991,131	1.96	1.96	—
September 12, 2010	1,300,000	1.96	4.07	2.11
October 26, 2010	1,136,300	4.07	4.07	—
January 25, 2011	4,307,050	5.12	5.12	—
February 19, 2011	591,500	5.12	5.12	—
April 14, 2011	495,844	6.76	10.88	4.12
May 16, 2011	152,500	14.00	14.00	—

The estimates of the fair value of our common stock were made based on information from contemporaneous valuations on the following valuation dates:

Fair Value
Valuation Date	per Share

March 9, 2009	$0.65
May 21, 2010	1.96
October 8, 2010	4.07
December 31, 2010	5.12
April 5, 2011	6.76

The fair value of the common stock underlying our stock options was determined by our board of directors, which intended all options granted to be exercisable at a price per share not less than the per share fair value of our common stock underlying those options on the date of grant. Since our common stock is not publicly traded, we considered objective and subjective factors in valuing our common stock at each valuation date in accordance with the guidance in the American Institute of Certified Public Accountants Practice Aid Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or Practice Aid. The assumptions we use in the valuation model are based on management’s future expectations combined with management’s judgment. Objective and subjective factors to determine the fair value of our common stock as of the date of each option grant, including the following:

•	our stage of development;

•	our future financial projections and changes to those projections due to large customer orders and timing of shipments for those orders;

•	the risks associated with achieving our financial projections based on limited history of selling our products and recognizing revenue;

•	the introduction of new products;

•	our operating performance and financial position including the value of our assets;

•	the market performance of comparable publicly traded companies;

•	rights, preferences and privileges of our convertible preferred stock relative to the common stock;

•	the prices of our convertible preferred stock sold to outside investors in arms-length transactions; and

•	individual sales of common stock.

In the contemporaneous common stock valuations performed on March 9, 2009, May 21, 2010, October 8, 2010, December 31, 2010 and April 5, 2011, the fair value of our common stock was determined considering two valuation approaches, the income approach and the market approach. Due to our early stage of development and the lack of directly comparable financial performance and trends as compared to a peer group, we only used the income approach for valuations on March 9, 2009 and May 21, 2010. For the October 8, 2010, December 31, 2010 and April 5, 2011 valuations, we used both approaches and weighted the results equally. The equal weighting of these two approaches reflects our view that both these valuation methods provide a reasonable estimate of fair value, are equally reliable and resulted in similar values at those dates. For the stock option grants on May 16, 2011, we used as the fair value the midpoint of the estimated offering price range, which was calculated based solely on the market approach.

The income approach quantifies the present value of the future cash flows that management expects to achieve over a certain period and estimates the present value of cash flows beyond that period, which is referred to as the terminal value. These future cash flows were discounted to their present values using a discount rate determined from industry studies that compare venture capital required rates of return on investments at different stages of a company’s development. The discount rate reflects the risks inherent in the cash flows and the market rates of return available from alternative investments of similar type and quality as of the valuation date. The discount rates used in the common stock valuations on March 9, 2009, May 21, 2010, October 8, 2010, December 31, 2010 and April 5, 2011 were 60.0%, 50.0%, 50.0%, 50.0% and 25.0%, respectively. The higher discount rates in earlier valuations were principally due to perceived risks in achieving financial results projecting substantial growth with our limited history of generating revenues or achieving forecasts.

The market approach considers multiples of financial metrics based on acquisition and/or trading multiples of a peer group of companies. These multiples were then applied to our financial metrics to derive an indication of value. The contemporaneous valuations on October 8, 2010, December 31, 2010 and April 5, 2011 used a range of the average of comparable company multiples for estimated enterprise value to sales. The October 8, 2010 valuation used a range from 2.00x to 2.50x, the December 31, 2010 valuation used a range from 2.25x to 2.75x and the original April 5, 2011 valuation used an implied range from 2.37x to 2.94x to determine an implied low and high estimated enterprise value.

The resulting fair value obtained by these approaches was then allocated to our equity using the option-pricing method. For the May 21, 2010, October 8, 2010, December 31, 2010 and the April 5, 2011 valuations, we allocated the value under a sale/merger scenario and a scenario that considers us completing an initial public offering, or IPO of our common stock. The weighting of these scenarios at these valuation dates was as follows:

	Sale/Merger	IPO

May 21, 2010	62.5%	37.5%
October 8, 2010	50.0%	50.0%
December 31, 2010	30.0%	70.0%
April 5, 2011	10.0%	90.0%

After the equity value was determined and allocated to our respective stock from the above methods, a discount for the lack of marketability of our common stock was applied for us being a private company with a lack of a trading market for our common stock. The marketability discount used was 46.9%, 36.9%, 15.0%, 10.0% and 0.0%, respectively, for the valuations on March 9, 2009, May 21, 2010, October 8, 2010, December 31, 2010, and April 5, 2011. No discount for lack of marketability was applied to determine the fair value of our common stock for the May 16, 2011 grants.

At each grant date from June 2, 2009 through March 16, 2010, our board of directors considered objective and subjective factors outlined above including the most recent contemporaneous valuation of our common stock on March 9, 2009 and the various closings of our Series B convertible preferred stock financing at a consistent value from April 2009 to October 2009. For the stock option grants in March 2010, our board of directors considered the increase in revenue for the quarter ended December 31, 2009 and the prospects for increased revenue for the quarter ended March 31, 2010 as compared to our forecasts, our financial position, the need for additional equity funding, the probability of receiving additional funding, the ability to draw on a current revolving line of credit, and the status of outstanding litigation and disputes.

For the stock option grants on May 28, 2010, our board of directors considered objective and subjective factors including the most recent contemporaneous valuation of our common stock on May 21, 2010, the recent closing of our Series C convertible preferred stock financing and current signed customer orders. The May 21, 2010 valuation was higher than the March 9, 2009 valuation principally due to an increase in forecasted revenue as a result of recent sales orders and a lower discount for lack of marketability. We considered the proximity of our valuation on May 21, 2010 to our March 2010 grants to evaluate whether the previously determined exercise price was appropriate. We believe that the exercise price for the March 2010 grants was appropriate due to certain events that occurred subsequent to the March 2010 grants that we believed increased the value of our stock between the grant date and the May 21, 2010 valuation including: (1) the appointment of our new CEO at the end of March, (2) the closing of our Series C convertible preferred stock offering in early April 2010, (3) the receipt of a large order from a significant customer at the end of April 2010, and (4) improved financial outlook.

For the stock option grants on July 27, 2010 and September 12, 2010, our board of directors considered objective and subjective factors including the most recent contemporaneous valuation of our common stock on May 21, 2010, the current financial position including cash needs for inventory and the current revenue and projected revenue from recently signed sales orders. For the September 12, 2010 grants, our board also considered the recent closing of our revolving line of credit and the borrowings against that line of revolving credit for financing our inventory growth.

Due to the proximity of the stock option grants on September 12, 2010 to the October 8, 2010 valuation and because in October 2010 our board of directors became more optimistic that we could consider an IPO in the nearer term, we decided to use the October 8, 2010 common stock valuation of $4.07 as the fair value in our calculation of stock compensation expense for the September 12, 2010 stock option grants.

For the stock option grants on October 26, 2010, our board of directors considered objective and subjective factors including the most recent contemporaneous valuation of our common stock on October 8, 2010, our current financial position, including the need for cash to finance inventory, and our recorded first quarter revenue and projected fiscal year-end revenue. The October 8, 2010 valuation was higher than the May 21, 2010 valuation principally due to an increase in the terminal value multiple from 2.25x to 2.50x due to higher projected cash flows, a larger allocation of value to the possibility of an IPO versus a sale/merger, and a lower discount for lack of marketability from 36.9% to 15.0% due to the increased likelihood of an IPO.

For the stock option grants on January 25, 2011 and February 19, 2011, our board of directors considered objective and subjective factors including the most recent contemporaneous valuation of our common stock on December 31, 2010, our current financial position, our recorded second quarter revenue, our projected revenue for the third quarter, the risk of achieving our projected third quarter revenue and future revenue projections, the current economic environment, and the likelihood of an IPO in the near term. While the revenue and expense factors used for the income approach in our valuation did not change materially between the October 8, 2010 valuation and the December 31, 2010 valuation, the terminal value multiple was increased from 2.50x to 2.75x due to an increase in the latest 12-month multiples indicated by our comparable public companies, the market approach multiples increased, more weight was placed on the probability of the completion of an IPO versus a sale/merger, and the discount for lack of marketability went from 15% to 10% as a result of various initial public offerings being favorably received, indicating a significant improvement in the market, and our board of directors increased interest in pursuing an IPO in the nearer term.

For the stock option grants on April 14, 2011, our board of directors considered objective and subjective factors, including the most recent contemporaneous valuation of our common stock on April 5, 2011, our current financial position, our updated projected revenue, the risk of achieving our updated projected revenue and future revenue projections, the current economic environment, the filing of our registration statement for this offering and the increased likelihood of an IPO in the near term.

Due to the proximity of the grant on September 12, 2010 to the October 8, 2010 valuation and because in October 2010 our board of directors became more optimistic that we could consider an IPO in the nearer term, we decided to use the October 8, 2010 common stock valuation as fair value in our calculation of stock compensation expense for the September 12, 2009 grants. We determined, however, that the July 27, 2010 option grant was properly granted at an exercise price equal to the fair value determined as of May 21, 2010, because at the time of grant the board of directors believed the inputs used in the May 21, 2010 valuation were comparable to activity at July 27, 2010 and the prospect of an IPO in the near term was comparable to that at the time of the May 21, 2010 valuation and that the decreased discount for marketability used in the October 8, 2010 valuation was therefore not appropriate to apply retrospectively to the July 27, 2010 grant.

On May 11, 2011, the lead underwriters for this initial public offering of our common stock recommended to us, based on the then-current market conditions, a midpoint of the range of the estimated offering price of $14.00 per share. Due to the proximity of the stock option grants on April 14, 2011 to the date of the recommendation of the midpoint of the estimated offering price range, we reassessed the common stock fair value as of April 14, 2011, resulting in a common stock fair value of $10.88.

The reassessed $10.88 common stock fair value was determined using the same valuation methodology used in the recent contemporaneous valuations. However, we revised the group of comparable companies used in the market approach from primarily storage systems companies to selective data center infrastructure, other high-growth infrastructure and storage systems companies that are more relevant in the current market environment and more comparable to our current stage of development and growth projections, which increased the enterprise value to sales multiples implied range from 2.25x to 2.75x used in the December 31, 2010 contemporaneous valuation to an implied range of 4.4x to 5.1x. This change in the comparable company multiples was the most significant factor that impacted our estimated common stock fair value from December 2010 to April 2011. The next most significant factor that impacted our estimated common stock fair value from December 2010 to April 2011 was due to a decrease in the discount rate from 50.0% to 25.0%, which reflected our continuing development and corresponded to the decreased risk of achieving our forecasted operating results due to continued strong historical results, including exceeding our March 31, 2011 quarterly targets, resulting in our first quarter of net income, and increased probability of achieving our forecasts. The increase in our estimated common stock fair value from December 2010 to April 2011 was also affected by a decrease in the discount for the lack of marketability from 10.0% to 0.0% due to the filing of our registration statement for this offering on March 9, 2011 and the increased likelihood of an IPO in the near term.

The difference between the $10.88 reassessed fair value of our common stock on April 14, 2011 and the $14.00 midpoint of the offering price range was primarily due to only using the market approach and continued and accelerating improvement in our operating performance, in particular, continued growth in our revenue as a result of unexpected significant orders from a strategic customer received in May 2011; and to a lesser extent the increased likelihood of consummating our IPO since April 14, 2011 as a result of our board of directors’ increased commitment to completing the offering, including the filing of two amendments to our registration statement, the successful completion of IPOs of other companies and the positive aftermarket performance of these companies and general market increases since April 14, 2011.

For the stock option grants on May 16, 2011, our board of directors considered objective and subjective factors including the midpoint of the offering price range. Due to the proximity of the May 16, 2011 grants to the date of the anticipated IPO, the board of directors used the $14.00 midpoint of the estimated offering price range as the fair value of our common stock to determine the exercise price for the options granted. Subsequently, in June 2011, as a result of marketing this offering, we increased the offering price range to $16.00 to $18.00 per share, increasing the midpoint of the estimated offering price range to $17.00 per share.

For fiscal 2008, 2009 and 2010 and the nine months ended March 31, 2010 and 2011, we had variable stock-based compensation from grants to non-employees which accounted for approximately $4,000, $18,000, $54,000, $25,000 and $411,000 of stock-based compensation expense, respectively. We expect variable stock based compensation to increase significantly in future periods due to expected increases in the value of our common stock.

As of June 30, 2009 and 2010 and March 31, 2011, there was approximately $3.3 million, $5.6 million and $20.7 million, respectively, of unrecognized stock-based compensation expense related to employee non-vested stock option awards that we expect to be recognized over a weighted-average service period of 3.5, 3.2 and 3.7 years, respectively.

Assuming an initial public offering price of $17.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, the intrinsic value of the options outstanding as of March 31, 2011, was $395.4 million, of which $126.2 million related to the options that were vested and $269.2 million related to the options that were not vested.

Inventory Valuation

Inventories consist of raw materials, work in progress, and finished goods and are stated at the lower of cost, on the average cost method, or market value. Our finished goods consist of manufactured finished goods.

A portion of our inventory also relates to evaluation units located at customer locations, as some of our customers test our equipment prior to purchasing. The number of evaluation units has increased due to our overall growth and an increase in our customer base. We assess the valuation of all inventories, including raw materials, work in progress and finished goods, on a periodic basis. Inventory carrying value adjustments are established to reduce the carrying amounts of our inventories to their net estimated realizable values. Carrying value adjustments are based on historical usage, expected demand and evaluation unit conversion rate. Inherent in our estimates of market value in determining inventory valuation are estimates related to economic trends, future demand for our products and technological obsolescence of our products. For example, because our revenue often is comprised of large, concentrated sales to a limited number of customers, we may carry high levels of inventory prior to shipment. In addition, in circumstances where a supplier discontinues the production of a key raw material component, such as a specific type of NAND Flash memory, we may be required to make significant “last-time” purchases in order to ensure supply continuity until the transition is made to products based on next generation components. If a significant order were cancelled after we had purchased the related inventory, or if estimates of “last-time” purchases exceed actual demand, we may be required to record additional inventory carrying value adjustments.

Warranty Liability

We provide our customers a limited product warranty of three years for products shipped prior to January 1, 2010 and five years for products shipped on or after January 1, 2010. Our standard warranties require us to repair or replace defective products during such warranty period at no cost to the customer. We estimate the costs that may be incurred under our basic limited warranty and record a liability in the amount of such costs at the time product sales are recognized. Factors that affect our warranty liability include the number of installed units, historical experience and management’s judgment regarding anticipated rates of warranty claims and cost per claim. We assess the adequacy of our recorded warranty liability each period and make adjustments to the liability as necessary.

Income Taxes

Significant judgment is required in determining our provision for income taxes and evaluating our uncertain tax positions. We record income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in our financial statements or tax returns. In estimating future tax consequences, generally all expected future events other than enactments or changes in the tax law or rates are considered. Valuation allowances are provided when necessary to reduce deferred tax assets to the amount expected to be realized.

We provide reserves as necessary for uncertain tax positions taken on our tax filings. First, we determine if the weight of available evidence indicates that a tax position is more likely than not to be sustained upon audit, including resolution of related appeals or litigation processes, if any. Second, based on the largest amount of benefit, which is more likely than not to be realized on ultimate settlement we recognize any such differences as a liability. Because of our full valuation allowance against the net deferred tax assets, any change in our uncertain tax positions would not impact our effective tax rate.

In evaluating our ability to recover our deferred tax assets, in full or in part, we consider all available positive and negative evidence, including our past operating results, our forecast of future market growth, forecasted earnings, future taxable income and prudent and feasible tax planning strategies. The assumptions utilized in determining future taxable income require significant judgment and are consistent with the plans and estimates we are using to manage the underlying businesses. Due to the net losses incurred and the uncertainty of realizing the deferred tax assets, for all the periods presented, we have a full valuation allowance against our deferred tax assets.

As of June 30, 2010, we had federal and state net operating loss carryforwards of $58.0 million and $54.3 million, respectively, and federal and state research and development tax credit carryforwards in the amount of $0.5 million and $0.2 million, respectively. In the future, we intend to utilize any carryforwards available to us to reduce our tax payments. A limited amount of these carryforwards will be subject to annual limitations that may result in their expiration before some portion of them has been fully utilized.

Recently Issued and Adopted Accounting Pronouncements

Fair Value Measurements

In January 2010, the FASB issued new accounting guidance expanding disclosures regarding fair value measurements by adding disclosures about the different classes of assets and liabilities measured at fair value, the valuation techniques and inputs used, the activity in Level 3 fair value measurements and the transfers between Levels 1, 2 and 3. The new disclosures and clarifications of existing disclosures were effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosure requirements related to the activity in Level 3 fair value measurements. Those disclosure requirements are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. We adopted the new disclosures for fiscal 2011. Since the adoption of the new standards only required additional disclosure, the adoption did not have an impact on our consolidated financial position, results of operations or cash flows.

Quantitative and Qualitative Disclosures About Market Risk

Foreign Currency Risk

Our international sales and marketing operations incur expenses that are denominated in foreign currencies. Although our international operations are currently immaterial compared to our operations in the United States, we expect to continue to expand our international operations which will increase our potential exposure to fluctuations in foreign currencies. Our exposures are to fluctuations in exchange rates primarily for the U.S. dollar versus the euro and the British pound. Changes in currency exchange rates could adversely affect our consolidated results of operations or financial position. Additionally, our international sales and marketing operations maintain cash balances denominated in foreign currencies. In order to decrease the inherent risk associated with translation of foreign cash balances into our reporting currency, we have not maintained excess cash balances in foreign currencies. As of March 31, 2011, we had $0.2 million of cash in foreign accounts. To date, we have not hedged our exposure to changes in foreign currency exchange rates and, as a result, could incur unanticipated translation gains and losses. Through March 31, 2011, all of our sales were billed in U.S. dollars and therefore not subject to direct foreign currency risk.

BUSINESS

Overview

We have pioneered a next generation storage memory platform for data decentralization. Our platform significantly improves the processing capabilities within a datacenter by relocating process-critical, or “active”, data from centralized storage to the server where it is being processed, a methodology we refer to as data decentralization. Our integrated hardware and software solutions leverage non-volatile memory to significantly increase datacenter efficiency and offers enterprise grade performance, reliability, availability and manageability. We sell our solutions through our global direct sales force, OEMs, including Dell, HP and IBM, and other channel partners. Since inception, we have shipped solutions aggregating over 22 petabytes of enterprise class storage memory capacity to more than 1,500 end-users.

Our data decentralization platform can transform legacy architectures into next generation datacenters and allows enterprises to consolidate or significantly reduce complex and expensive high performance storage, high performance networking, and memory-rich servers. Our platform enables enterprises to increase the utilization, performance and efficiency of their datacenter resources and to extract greater value from their information assets. Many users of our platform have reported achieving greater than 10 times the application throughput per server through increased server utilization, resulting in reductions to ongoing facility, energy and cooling expenses.

Our purpose-built storage memory platform integrates our industry standard server-based hardware with our virtualization software, and incorporates our automated data-tiering and platform management software. Our ioMemory hardware uses non-volatile memory to create a high capacity memory tier with fast access rates in a small form factor. Our VSL software virtualizes the ioMemory hardware and allows the decentralization of active data from centralized storage systems into the server. Our recently released directCache software provides automated data-tiering, which accelerates access to active data from centralized storage. Our recently released ioSphere management software centrally configures, monitors and manages all of our distributed ioMemory hardware and software.

We were founded in 2005 and are based in Salt Lake City, Utah and have significant operations in San Jose, California. As of March 31, 2011, we had 395 employees globally, including 128 research and development personnel. In the nine months ended March 31, 2011, we had three greater-than 10% customers, including Facebook and Apple, through a reseller, and one of our OEMs, HP. We have experienced substantial growth over the past three years; our revenue was $0.6 million, $10.2 million and $36.2 million in fiscal 2008, 2009 and 2010, respectively, and $25.3 million and $125.5 million in the nine months ended March 31, 2010 and March 31, 2011, respectively.

Industry Background

The profitability and long-term competitiveness of enterprises increasingly depend on their ability to rapidly extract value from their information assets while addressing the following key challenges:

•	Growth in Quantity of Data — The amount of data that enterprises are processing is growing at an exponential rate. IDC predicts that by 2020 the amount of digital data will grow 44 times to 35 zettabytes, or 35 billion terabytes, from 2010.(2)

•	Growth in Frequency of Access to Data — The number of people accessing information systems and the frequency of their access are also growing substantially. More devices, applications and services are being used more frequently. For example, IMS Research estimates that by 2020, 22 billion independent devices will be connected to the Internet, up from approximately 5 billion in 2010.(3)

 (2)-(3) See notes (2) and (3) in the section entitled “Market, Industry and Other Data”.

•	Growing Demand for Faster, More Relevant Responses — Enterprises and consumers expect information systems to be real-time, on-demand, always-on and highly responsive with relevant information. For example, according to the TABB Group, in order to speed application response times, financial services firms spent approximately $15 billion in 2009 on datacenter relocation and consolidation primarily to reduce electronic trading latency.(4)

These challenges require datacenter infrastructure that can process ever-increasing amounts of data at ever-increasing rates. Since the value an enterprise can extract from its information assets is determined by both the quantity and rate at which data is processed, enterprises must address these challenges. However, they are subject to many constraints, including the following:

•	Limited Financial Resources — All enterprises must prioritize their finite financial and other resources to invest in their datacenter infrastructure and operations. Despite the rapid growth in data, the increasing frequency of data access, and the need for faster, more relevant responses, worldwide spending on hardware, software and IT services is expected to grow at only 5.9% in 2011 and at a 5.4% cumulative annual growth rate from 2010 to 2014 according to Gartner.(5)

•	Limited Resources for Datacenters — Datacenters are highly specialized, require substantial energy, cooling and space and require long lead times to build. Therefore, enterprises face a practical limit on their ability to expand existing datacenters or build new ones to meet the rapidly growing demands to process data.

•	Pressure to be Energy Efficient — Building new datacenters or expanding the capacity of existing datacenters causes substantial increases in energy consumption. According to the U.S. Department of Energy, datacenters can consume more than 100 times more energy than a standard office building.(6) Further, according to IDC, in 2010 for every $1.00 of new server expenditure, an incremental $0.62 was spent on power and cooling expenses.(7)

To address the increased growth in quantity of data, frequency of data access and performance demands, enterprises are increasingly deploying costly and inefficient datacenter infrastructure.

The Data Supply Problem

The performance and efficiency of a datacenter is largely determined by the quantity and rate at which data can be supplied from storage to the server for processing. We refer to this flow of data from storage through networking to servers for processing as the data supply chain.

Legacy datacenter architectures using centralized storage cannot effectively supply the increasingly large quantities of process-critical data quickly enough to fully utilize the processing capacity of today’s servers, leading to low levels of server utilization. We refer to this limitation as the data supply problem. As a result of servers waiting idle, processing capabilities are significantly underutilized. According to IDC, in 2009 over 80% of servers were idle half of the time and 37% of servers were idle 80% of the time.(8)

While processing performance has doubled approximately every 18 months, the performance of other elements in the data supply chain has not kept pace. This is especially true for the storage infrastructure, which has been designed primarily to optimize capacity growth, rather than performance growth. This increasing gap between processing and storage performance amplifies the data supply problem.

Traditional Approaches Do Not Efficiently Address the Data Supply Problem

We believe that traditional datacenter architectures cannot adequately address the data supply problem, as they have not scaled with the growth of processing performance. This leads to greater

 (4)-(8) See notes (4) through (8) in the section entitled “Market, Industry and Other Data”.

complexity in the datacenter and ever increasing inefficiencies in utilization, cost, physical space and energy consumption.

Traditional approaches used to address the data supply problem include the following:

•	Deploy More Expensive Storage — To alleviate the restriction that storage places on the data supply chain, enterprises must deploy storage systems with a substantial number of performance optimized hard disk drives in parallel. These performance optimized drives are significantly more expensive than commodity storage. According to IDC estimates in 2010, commodity performance optimized 3.5” hard disk drives cost roughly $0.49 per gigabyte(9) and performance optimized storage hardware cost $2.42 per gigabyte.(10) We estimate additional software and services typically bundled with storage systems added another $3.96 per gigabyte on average in the storage industry, for a total of $6.38 per gigabyte. Based on these estimates, we believe enterprises spend up to 13 times the cost of commodity disk drives to increase the performance of slow disk drives. Additionally, according to IDC estimates in 2010, input / output intensive storage systems (inclusive of solid state drives) cost $23.16 per gigabyte.(10) We believe input / output intensive storage systems provide incremental performance benefits but represent a significant per gigabyte cost premium over performance optimized storage. In aggregate, IDC estimates that enterprises will spend roughly $18 billion on performance optimized storage equipment in 2011.(10)

•	Deploy More Expensive Networking — Even after deploying costly high performance storage, enterprises must then deploy high performance networking infrastructure to transport the data between the storage and the server. IDC estimates the 2011 cost of high performance 10 gigabit Ethernet networking equipment to be roughly $1,319 per port, while the cost of 1 gigabit Ethernet networking equipment is estimated to be $77 per port.(11) Similarly, based on IDC data, we estimate the cost of a Fibre Channel switch in 2011 to be $248 per port.(12) Based on these estimates, we believe high performance networking infrastructure (Fibre Channel or 10 gigabit Ethernet) costs from 3 to 17 times that of commodity networking infrastructure. In aggregate, based on IDC data, we estimate the market for high performance networking infrastructure to be approximately $10 billion in 2011.(13)

•	Deploy More Expensive Servers — Even after deploying costly high performance storage and high performance networking, the data cannot be supplied at the necessary rates to avoid server underutilization. To address this bottleneck in the data supply chain, enterprises are deploying more richly configured servers that contain higher amounts of memory to hold more active data within the server to avoid going back and forth to storage through networking as frequently. Based on IDC estimates in 2009, memory-rich servers, which IDC defines as servers with greater than 16 gigabytes of memory, generally cost over 50% more than general-purpose servers and enterprises will spend approximately $24 billion on memory-rich servers in 2011, accounting for over 51% of all server spending.(14)

•	Scale Out Datacenters — Despite the underutilization of physical servers, when deployed in large enough quantities, lower cost, data supply constrained servers can reach acceptable aggregated performance levels. Depending on the degree of underutilization, the initial capital expenditure of this type of server scale-out may be less expensive than deploying a combination of performance-oriented storage and networking and memory-rich servers. However, this approach leads to increased numbers of servers, additional software licenses and related infrastructure within datacenters which we refer to as either datacenter or server sprawl.

•	Tune and Redesign Software Applications — Because deploying high performance storage, networking and additional servers does not resolve the data supply problem, enterprises may invest heavily to tune or even redesign their software applications to improve performance in a data supply constrained environment. However, this increases the need for expensive

 (9)-(14) See notes (9) through (14), respectively, in the section entitled “Market, Industry and Other Data”.

engineering and consulting resources, requires significant investments of time, and can compromise application reliability and time-to-market.

•	Utilize Cloud Computing — Because of the cost and complexity of server sprawl caused by datacenter scale-out, many enterprises are transferring the burden of this scale-out to third-party hosted datacenter providers. Although this approach reduces the cost associated with scale-out for a particular enterprise, it fails to address the underlying performance and efficiency limitations of the data supply problem. Rather the data supply problem is transferred to the third-party provider.

•	Introduce Server Virtualization — Server virtualization allows multiple server workloads to be consolidated on a single physical server. However, data for each of these workloads must still be supplied to the physical server, compounding the data supply problem. While virtualization brings significant benefits in terms of workload consolidation, its full potential to improve datacenter efficiency remains constrained by the data supply problem.

In response to the challenges associated with the increased growth in quantities of data, increased frequency of data access and increased performance demands, enterprises continue to deploy more costly infrastructure. Based on IDC data, we estimate that approximately $52 billion will be spent in 2011 on high performance storage and networking and memory-rich servers, excluding related spending on software and services.(15) As a result, incumbent storage, networking and memory vendors have been reluctant to disrupt traditional approaches and seek more efficient solutions.

Need for a Data Decentralization Solution

A fundamentally new approach is needed to address the data supply problem. We believe that this problem is analogous to the challenges faced in manufacturing, where materials are transported to the factory for assembly. If the manufacturing supply chain is unable to provide a sufficient rate and quantity of materials to meet production capacity, the factory becomes underutilized. The concept of just-in-time manufacturing emerged to address underutilization by introducing an inventory hub near the factory to ensure a steady and uninterrupted flow of materials, optimizing production utilization.

Similarly, in the datacenter, data is retrieved from centralized storage and transported to the server where it is processed. Applying the principle of just-in-time manufacturing to the data supply problem requires relocating process-critical, or “active”, data from centralized storage to the server where it is being processed, a methodology we refer to as data decentralization.

We believe that effectively addressing the data supply problem requires a decentralized storage-based solution that includes the following:

•	hardware with sufficient capacity and rate of access, in a form factor that can be integrated within industry-standard servers;

•	software that virtualizes storage resources and governs the flow and management of data between storage and the server;

•	software that enables this platform to be utilized within both new and existing datacenter architectures; and

•	software that centrally configures, manages and monitors this new distributed infrastructure.

This platform must also meet enterprise reliability, availability and serviceability requirements.

(15)  See note (1) in the section entitled “Market, Industry and Other Data”.

Our Solution

We have pioneered a next generation storage memory platform for data decentralization. Our platform significantly improves the processing capabilities within a datacenter by relocating process-critical, or “active”, data from centralized storage to the server where it is being processed. Our platform enables enterprises to increase the utilization, performance and efficiency of their datacenter resources and to extract greater value from their information assets. Many users of our products have reported achieving greater than 10 times the application throughput per server through increased server utilization, resulting in reductions to ongoing facility, energy and cooling expenses. Our data decentralization platform can transform legacy architectures into next generation datacenters and allows enterprises to consolidate or significantly reduce complex and expensive high performance storage, high performance networking and memory-rich servers.

Our purpose-built storage memory platform for data decentralization addresses the data supply problem while providing enterprise grade performance, reliability, availability and manageability. Our integrated hardware and software solutions operate in industry standard servers, where the data is being processed. Our ioMemory hardware integrates with our VSL virtualization software, and leverages our recently released directCache data-tiering software and ioSphere platform management software. Our ioMemory hardware uses non-volatile memory to create a high capacity memory tier with fast access rates in a small form factor that integrates with an industry-standard server. Our VSL software virtualizes the ioMemory hardware and allows the decentralization of active data from centralized storage systems into the server. Our directCache automated data-tiering software provides automated data-tiering, which accelerates access to active data from centralized storage. Our ioSphere platform management software centrally configures, monitors and manages all of our distributed hardware and software. Our products help enterprises transform their datacenters to this next generation architecture in a cost-effective manner.

Our data decentralization platform enables our customers to address the following fundamental industry challenges:

•	Manage Growth in Quantity of Data — With our ioMemory, a server can currently hold over 10 terabytes of active data. Since our platform utilizes non-volatile memory, we believe our platform will scale capacity and performance in line with processing growth over time. Further, our directCache software is designed to enable enterprises to efficiently manage greater amounts of data by automating the movement of the active data to ioMemory from traditional high capacity, centralized storage.

•	Manage Increasing Frequency of Access to Data — Our platform can respond to hundreds of thousands of requests for data per second, a significant improvement compared to traditional approaches. This is possible because our ioMemory connects a large array of non-volatile memory directly to a server’s high-speed system bus allowing data to be accessed with memory-like performance. Further, our VSL software integrates within a server’s operating system and allows multiple processor cores to simultaneously access the active data in our ioMemory.

•	Improve Response Times, Relevancy and Value from Data — By decentralizing data within the server, our platform enables applications to rapidly and efficiently access more data, perform deeper analytics on the data, and produce more relevant responses in shorter periods of time. This allows enterprises to extract greater value from their information assets, including systems dedicated to decision support, high performance financial analysis, web search, content delivery and enterprise resource planning.

Further, our data decentralization platform enables enterprises to transform legacy architectures into next generation datacenters that can:

•	Reduce Total Cost of Ownership and Environmental Impact — Through the use of our platform, our customers can reduce, simplify and consolidate their purchases of expensive storage, networking and memory-rich server infrastructure and reduce their spending on costly software and services. As a result, our platform enables customers to reduce their datacenter infrastructure footprint, administrative expenses and energy consumption related to power and cooling.

•	Unlock the Potential of Virtualization — Our platform can significantly increase the processing capabilities of server and desktop virtualization by allowing more active data to quickly reach the numerous virtual servers inside a single physical server. Further, by addressing the data supply problem, our platform also enables data-intensive workloads to be virtualized and enables more virtual servers and desktops to be employed per physical server without experiencing performance issues caused by data supply constraints.

•	Support More Cost-Effective Clouds and SaaS — By enabling rapid access to large quantities of data, our platform allows both cloud service providers and software-as-a-service vendors to significantly enhance the performance of the services they offer and improve their underlying cost structures.

Case Studies

The following are examples of how end-users have benefited from our solution:

Internet Web Property

A leading Internet web property struggled with its growing number of queries as traffic and data on the website increased. The company was looking for a cost-effective, scalable solution in order to improve query performance and provide real-time, accurate results to its users. The company adopted our solution in the first half of 2009. By using our solution, the company reported that it:

•	increased query processing throughput by 9 times;

•	improved database replication by 30 times, ensuring that responses included the most up-to-date data; and

•	reduced server footprint, power costs and datacenter overhead by 75%.

IT Security Service Provider

A leading and fast-growing security service provider’s datacenter infrastructure suffered from frequent performance bottlenecks that required upgrading its server and storage systems. The company was looking for a cost-effective, scalable performance solution in order to improve response times to end-users. The provider adopted our solution in the first half of 2008. By using our solution, the provider reported that it:

•	improved application performance between 5 and 10 times;

•	reduced server footprint by more than 50%; and

•	lowered datacenter energy consumption by more than 40%.

Digital Media Sharing Provider

With growing website traffic, it became increasingly critical for this digital media sharing website to focus on the availability and responsiveness of its website for customer retention. Due to the large number of requests to view and upload content and social interactions, the company’s website performance was constrained by the constant need for its databases to access disk-based storage. The provider adopted our solution in the second half of 2010. By using our solution, the provider reported that it:

•	increased database response time by more than 10 times;

•	improved its customers’ access speeds by approximately 66%;

•	achieved high reliability through just two servers; and

•	realized immediate 100% return on investment through the cost savings by eliminating costly disk-based storage.

U.S. National Laboratory

One of the premier national laboratories in the United States was preparing a data intensive test bed for a nuclear related simulation and computing project. The test bed was required to provide supercomputing-level performance while also reducing power consumption to meet the laboratory’s energy efficiency initiatives. The laboratory adopted our solution in the first half of 2009. By using our solution, the laboratory reported that it:

•	significantly increased performance to 52 million data operations per second and 380 gigabytes per second aggregated bandwidth;

•	utilized only 2 racks rather than the 54 racks needed by comparable hard disk-based solutions; and

•	achieved the performance of over $300 million worth of alternative all Flash-based systems.

Our Strategy

Our objective is to expand our position as the leading provider of storage memory platforms for data decentralization. The principal elements of our strategy include:

•	Leverage Our First-to-Market Position in Data Decentralization — As the pioneer in data decentralization, we created an important new market category with our next generation storage memory platform. We believe that early leadership in data decentralization has afforded us a strong leadership position and recognized brand, as evidenced by having shipped solutions aggregating over 22 petabytes of storage memory capacity to more than 1,500 end-users since our inception. We intend to extend our position as the leader in data decentralization by focusing on continued development and extension of our technology and brand.

•	Continue Our Focus on Platform Solutions — We have designed a comprehensive platform that includes our ioMemory hardware, VSL virtualization software, automated data-tiering and platform management software into a single solution. This approach allows our platform to be optimized for performance and high reliability. It also facilitates our ability to introduce new platform elements over time. Finally, this platform approach enables us to realize the potential of non-volatile memory by leveraging commodity non-volatile memory, such as NAND Flash, to deliver a robust enterprise grade system. We believe this differentiated platform approach will enable us to continue to rapidly innovate and bring new elements of our data decentralization solutions to market.

•	Extend Our Platform Differentiation Through Software Innovation — We believe that continued software innovation is critical to addressing the data supply problem. Our extensible architecture allows us to enhance the capabilities of our platform by adding additional software components over time. In this regard, we have recently developed our directCache and ioSphere software for incorporation into our solution and intend to continue to add software functionality either from internal development or licensing from third parties to differentiate our products and extend our technology leadership position.

•	Develop and Maintain Direct Customer Engagement — Direct engagement with customers enables us to accelerate the adoption of our platform through the direct and OEM-assisted portions of our multi-tier distribution model. We have developed and maintained a specialized global direct sales and sales engineering team. This direct engagement strategy provides us valuable feedback on our products and technology, allowing us to continually enhance and expand our product offerings.

•	Leverage and Expand Our Server OEM Relationships — We have established OEM relationships with Dell, HP and IBM. We combine our direct engagement approach with our OEMs’ substantial go-to-market resources to expand our reach and target potential customers. Moreover, our OEMs provide a single point of accountability where needed and supplement our internal customer service and support capabilities. These OEMs also provide important product validation for potential customers through their endorsement of our technology and by integrating our platform into products they offer to end-users. We also believe that our close OEM relationships will allow us to collaborate in the development of new applications using our platform. We intend to pursue additional OEM relationships in the future to expand our market reach.

•	Pursue International Opportunities — We believe that international markets represent a significant growth opportunity. We are expanding our global presence by growing direct sales teams in international markets, leveraging our established OEM relationships and pursuing additional channel partners in those regions. We intend to focus our near term international efforts in Asia Pacific and Europe.

Technology

Our next generation storage memory platform for data decentralization integrates a diverse portfolio of enterprise grade technologies. Our sophisticated hardware and software design transforms commodity non-volatile memory into enterprise class storage memory and provides interfaces between storage memory resources and operating systems. In addition, our advanced software capabilities include the development of new and innovative storage applications, as well as platform management software.

ioMemory Hardware and Systems Architecture

Our ioMemory forms the basis of our hardware offering and is designed as a portfolio of upgradeable modules, enabling faster time-to-market and increased extensibility. ioMemory provides a new type of server-based storage memory, integrates our proprietary field programmable data-path controller and connects a large array of non-volatile memory that provides up to 100 times the capacity density of dynamic random access memory, or DRAM. Our ioMemory modules, which currently use NAND Flash memory, can be aggregated to build storage systems of varying capacity, performance and form factors. At the heart of the ioMemory hardware is our proprietary data-path controller. It connects a large array of non-volatile memory chips natively to the server’s PCI-Express peripheral bus, or PCIe, and addresses the reliability issues of non-volatile memory with our Flashback Protection advanced self-healing technology, which is capable of restoring, correcting and resurrecting lost data in the Flash-based storage sub-system. This is accomplished by using an advanced bit error correction, proactive data integrity monitoring of stored data and dedicated memory chips to automate the repair of failed devices in real-time.

The modularity of ioMemory provides both manufacturing flexibility and the ability to design and build new products quickly. Traditional storage approaches use application specific integrated circuits for their embedded controllers that are not fully reprogrammable, creating the need for periodic redesigns, which can be expensive and time consuming. ioMemory uses our proprietary data-path controller that can be reprogrammed and upgraded with new firmware, allowing the features of our products to be expanded, customized, and upgraded by our customers. In addition, by directly attaching to a server’s peripheral bus through the industry-standard PCIe interface, our products can be installed into a server’s PCIe expansion slots, allowing customers to use our products either in new or existing server datacenter equipment. Because our data-path controllers are reprogrammable, our products can incorporate non-volatile memory from a variety of suppliers and are more readily adaptable to changes in non-volatile memory over time. Although we use NAND Flash today, we believe we are unique in our capability to quickly integrate the newest and highest density non-volatile memory technologies as they become available.

Our architecture allows our ioMemory to achieve access rates approximately 1,000 times that of traditional hard disk drives by combining the parallel performance from an array of non-volatile memory devices, while avoiding the bottlenecks of slow storage networks, controllers, buses and protocols. Our approach differs substantially from those approaches used by hybrid disk drive and most solid-state drive, or SSD, vendors that are forced to emulate traditional hard disk drives and utilize legacy interfaces and embedded controllers, which constrain the flow of data between device and operating system, resulting in low application performance due to the higher access latency. Our technology manages the non-volatile memory directly from the operating system, eliminating the need for these legacy interfaces and embedded controllers in our solution.

Virtual Storage Layer Software

Our VSL virtualization software enables ioMemory to operate as a new data storage memory tier within the enterprise server and with more efficiency and capability than traditional storage devices using embedded controllers. VSL software integrates with the server’s operating system and provides native access to data stored on ioMemory, bypassing legacy storage input / output interfaces. In doing so, VSL software allows servers to achieve significantly increased application performance and data processing with low latency access and high bandwidth throughput from the ioMemory hardware. Non-volatile memory, including NAND Flash memory, is inherently asymmetrical in that read, program and erase times are different, resulting in divergent read and write access times. VSL software allows the non-volatile memory in ioMemory to read and write with nearly equivalent times by means of a log-structured data store that completes data transactions in microseconds as opposed to alternative high performance filing systems that complete data transactions in milliseconds, which implies an approximately 1,000 times improvement in storage performance. Because VSL software is extensible, we are able to add new features such as our recently released directCache data-tiering software and ioSphere management software. VSL software runs on a variety of operating systems, including Windows, Linux, VMware ESX/ESXi, Solaris and Mac OS X.

Products

Our portfolio of storage memory products incorporates our ioMemory hardware modules and related VSL software into our family of ioDrive enterprise grade products. Our ioDrive products work in conjunction with our directCache data-tiering software and ioSphere management system software.

ioDrive Products

Our ioDrive product families are a line of PCIe standard form-factor storage memory platforms that combine one or more ioMemory modules with our VSL software. We classify our ioDrive products based on capacity, latency, bandwidth and input / output operations per second, or IOPS. Our ioDrive products offer the following standard specifications:

		NAND
Product	ioMemory	Type and	VSL
Family	Modules	Capacity	Software	Performance

ioDrive	1	SLC-160GB SLC-320GB MLC-320GB MLC-640GB	Yes	26uS latency, up to 790MB/sec and up to 145,000 IOPS

ioDrive Duo	2	SLC-320GB SLC-640GB MLC-640GB MLC-1.28TB	Yes	26uS latency, up to 1.5GB/sec and up to 285,000 IOPS

ioDrive Octal	8	MLC-5.12TB	Yes	30uS latency, up to 6GB/sec and up to 1,190,000 IOPS

directCache Data-Tiering Software

Our directCache software extends our ioMemory platform and permits interoperability with traditional direct-attached, network-attached, storage area network attached and appliance attached backend storage systems. This software is designed to intelligently identify, copy and cache to ioMemory the most frequently accessed blocks of storage data from very large-scale backend datasets. This active data can then be retrieved significantly faster, allowing the applications accessing the data to achieve performance as if the entire dataset were stored locally on the ioMemory. This capability allows enterprises to realize the benefits of our technology without replacing or modifying their existing datacenter infrastructure. directCache software was recently released for general availability in the fourth quarter of fiscal 2011. directCache software is compatible with all of our ioDrive products.

ioSphere Platform Management Software

ioSphere is a suite of management software purpose-built for our storage memory infrastructure and designed around our data decentralization platform. ioSphere software is accessible through a graphical user interface that enables datacenter administrators to centrally configure, monitor, manage and tune all distributed ioMemory devices throughout the datacenter. In addition, this software offers real-time, predictive and historical reporting of ioMemory’s performance and wear. ioSphere software also includes our ioManager and ioDirector modules. ioManager is a local device management software module that allows customers to manage one or more ioMemory platforms installed in a single server. ioDirector provides centralized management of ioMemory platforms across multiple servers within a datacenter. ioSphere management software was recently released for general availability in the fourth quarter of fiscal 2011.

OEM Products

Our OEMs, including Dell, HP and IBM, sell branded storage memory solutions based on our standard products as well as custom form-factor versions to fit specific applications. For example, HP offers a tailored version of our technology in a form-factor specific to its C-class blade servers, which it markets as “HP StorageWorks IO Accelerator”. Similarly, IBM incorporates a tailored version of our ioDrive product into its “InfoSphere Smart Analytics System 5600” and “WebSphere XC10 Middleware” appliances.
HP’s StorageWorks IO Accelerator

Sales and Marketing

We sell our products through our global direct sales force, OEMs and other channel partners.

Our direct sales teams are typically comprised of a combination of a field sales representative, a systems engineer, and an inside sales development representative. Each sales team is responsible for either a geographical territory or has responsibility for a number of named major accounts. The sales cycle from the time of initial prospect qualification to completion of an initial sale may take a few days or several months. After initial deployment, our sales teams focus on ongoing account management and the development of follow-on sales. A majority of the sales opportunities that we generate directly are fulfilled via one of our existing OEM partners.

We also have OEM-focused sales teams. These sales teams are dedicated to working exclusively with each of our OEM partners to maximize the global market penetration of our technology. Current OEMs include Dell, HP, IBM, and others. Our OEMs sell and support our products through their respective sales channels, their direct distribution, their value added resellers and their systems integrators. Our OEMs may integrate our platform into their own proprietary product offerings or sell a customized or branded version of our standard products.

We also work closely with a variety of other OEM and channel partners to promote and sell our products. These companies include appliance builders, systems integrators, and various private label system manufacturers. We offer a technology alliance partnership program to jointly create and develop hardware and software solutions with a number of independent software and appliance vendors. We believe these types of partner efforts will facilitate broader and faster adoption of our products and technology.

We focus our marketing efforts on increasing brand awareness, communicating product advantages and generating qualified leads for our sales force, OEMs and other channel partners. We rely on a variety of marketing vehicles, including trade shows, advertising, public relations, industry research, our website and collaborative relationships with technology vendors.

Customers

Since inception, we have shipped our solutions to more than 1,500 end-users. Our products are used in a variety of markets such as financial services, Internet, technology, education, retail, manufacturing, energy, life sciences and government.

We generally sell pursuant to individual purchase orders from direct customers and under various master supply or reseller agreements. Our ten largest customers, including the applicable OEM customers, accounted for an aggregate of 47% of our revenue in fiscal 2009, 75% of our revenue in fiscal 2010 and 91% for the nine months ended fiscal 2011. The composition of the group of our largest customers changes from period to period. Our OEM customers IBM and HP and direct customer Facebook, each accounted for 13%, 10%, and 10% of our revenue, respectively, in fiscal 2010. Revenue from sales to Facebook and Apple, through a reseller, accounted for 52% and 20% of revenue, respectively, for the three months ended March 31, 2011; however, we expect that revenue from sales to Facebook will decline significantly for the three months ending June 30, 2011. We expect that sales of our products to a limited number of customers will continue to account for a majority of our revenue in the foreseeable future.

Customer Support

We offer standard warranty service and support with our products, including those sold directly or through resellers. This includes periodic software updates and maintenance releases and patches, if-and-when available, and other product support such as Internet access to technical content and 24-hour telephone and email access to technical support personnel. Our OEMs provide primary product support for our products sold by them. We also sell premium-tiered support pursuant to service contracts. Service contracts typically have a one-year term, though some customers contract for longer terms. Our support personnel are based in San Jose, California and Salt Lake City, Utah. As we expand internationally, we expect to continue to hire additional technical support personnel to service our global customer base.

Research and Development

Our research and development efforts are focused primarily on improving and enhancing our existing products and developing new hardware and software solutions. We believe that software is critical to expanding our leadership in data decentralization. Accordingly, we are devoting the majority of our research and development resources to software development including value added software such as third party infrastructure and applications. We also intend to enhance our ioManager, ioSphere and directCache software, including adding monitoring service capabilities. We also intend to further enhance our VSL software. Our engineering team has deep operating system expertise, including Linux kernel contributors and developers with expertise in a variety of other operating systems. We work closely with our customers to understand their current and future needs and have designed a product development process that integrates our customers’ feedback.

We believe the timely development of new products is essential to maintaining our competitive position. As of March 31, 2011, we had 128 employees in our research and development organization, substantially all of whom were located at our locations in Salt Lake City, Utah, Boulder, Colorado and San Jose, California. We also supplement our research and development efforts with third-party developers and contractors. We also test our products to certify and ensure interoperability with third-party hardware and software products, including PCIe interoperability and OEM certification. We plan to dedicate significant resources to these continued research and development efforts.

Our research and development expenses were $18.3 million in the nine months ended March 31, 2011, $16.0 million in fiscal 2010, $11.7 million in fiscal 2009 and $5.6 million in fiscal 2008.

Manufacturing

We outsource the manufacturing of our hardware products to our contract manufacturers, AlphaEMS Manufacturing Corporation and Jabil Circuit, Inc. We currently procure a majority of the components used in our products directly from third-party vendors and have them delivered to our contract manufacturers. AlphaEMS and Jabil manufacture and assemble our products and deliver them to us for labeling, quality assurance testing, final configuration, including a final firmware installation, and shipment to our customers.

Our manufacturing process is designed to minimize the amount of inventory that we are required to retain to meet customer demand. We place orders with our contract manufacturers on a purchase order basis, and in general, we engage our contract manufacturers to manufacture products to meet our forecasted demand or when our inventories drop below certain levels. Our agreements with our contract manufacturers require us to provide regular forecasts for orders. However, we may cancel or reschedule orders, subject to applicable notice periods and fees, and delivery schedules requested by us in these purchase orders vary based upon our particular needs. Our contract manufacturers work closely with us to ensure design for manufacturability and product quality.

Backlog

We do not believe that our backlog at any particular time is meaningful because it is not necessarily indicative of future revenue. In particular, customers may generally cancel or reschedule orders without penalty, and delivery schedules requested by customers in their purchase orders frequently vary based upon each customer’s particular needs. Additionally, shipments to customers may be delayed due to inventory constraints.

Competition

We believe that the most important competitive factor in our market is to provide a comprehensive platform with the following attributes:

•	hardware incorporating sufficient capacity and rate of access, in a form factor that can be integrated within industry-standard servers;

•	software that virtualizes storage resources and governs the flow and management of data between storage and the server;

•	software that enables this platform to be utilized within both new and existing datacenter architectures; and

•	software that centrally configures, manages and monitors this new distributed infrastructure.

Other principal factors affecting our market include:

•	application performance, including consistent low latency and high bandwidth;

•	providing enterprise grade data endurance, reliability, retention and availability not inherent in NAND Flash memory;

•	ease of management;

•	space efficiency;

•	energy efficiency; and

•	total cost of ownership.

We believe that we compete favorably with our competitors on the basis of these factors.

Our storage memory platform competes with various traditional data center architectures, including high performance server and storage approaches. These may include offerings from traditional data storage providers, including storage array vendors such as EMC Corporation, Hitachi Data Systems and NetApp Inc., who typically sell centralized storage products as well as high-performance storage approaches utilizing solid state disks, as well as vertically integrated appliance vendors such as Oracle. In addition, we may also compete with enterprise solid state disk vendors such as Huawei Technologies, Co., Intel Corp., LSI Corporation, Marvell Semiconductor, Inc., Micron Technology, Inc., OC2 Technology Group, Inc., Samsung Electronics, Inc., Seagate Technology, STEC, Inc., Toshiba Corp. and Western Digital Corp. Our directCache data-tiering software competes with products of suppliers of software-hardware cache solutions, including LSI Corporation and Adaptec, Inc., as well as several open source software solutions and other software-based hardware cache solutions being developed by privately held companies. Although our ioSphere platform management software is specifically designed to manage solid state storage, it competes with products of developers of general-purpose distributed management and monitoring software solutions, including HP, IBM, CA, Inc. and Nagios Enterprises, LLC. A number of new, privately held companies are currently attempting to enter our market, one or more of which may become significant competitors in the future.

Many of our current competitors have, and some of our potential competitors could have, longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical, sales, marketing and other resources than we have. Potential customers may prefer to purchase from their existing suppliers rather than a new supplier regardless of product performance or features. Some of our competitors have made acquisitions of businesses that allow them to offer more directly competitive and comprehensive solutions than they had previously offered. In addition, some of our competitors may sell at zero or negative margins to gain business. Our current and potential competitors may also establish cooperative relationships among themselves or with third parties. As a result, we cannot assure that our products will continue to compete favorably, and any failure to do so could seriously harm our business, operating results and financial condition.

Intellectual Property

Our success depends in part upon our ability to protect our core technology and intellectual property. We rely on patents, trademarks, copyrights and trade secret laws, confidentiality procedures, and employee disclosure and invention assignment agreements to protect our intellectual property rights.

We have 4 issued patents and 63 patent applications in the United States and 85 corresponding patent applications in foreign countries, as of April 30, 2011 relating to non-volatile solid-state storage, non-volatile solid-state memory, software acceleration, and related technologies. We cannot assure you whether any of our patent applications will result in the issuance of a patent or whether the examination process will require us to narrow our claims. Any patents that may issue may be contested, circumvented, found unenforceable or invalidated, and we may not be able to prevent third parties from infringing them.

We generally control access to and use of our proprietary software and other confidential information through the use of internal and external controls, including contractual protections with employees, contractors, customers and partners, and our software is protected by U.S. and international copyright laws. Despite our efforts to protect our trade secrets and proprietary rights through intellectual property rights, licenses and confidentiality agreements, unauthorized parties may still copy or otherwise obtain and use our software and technology. In addition, we intend to expand our international operations, and effective patent, copyright, trademark and trade secret protection may not be available or may be limited in foreign countries.

Third parties could claim that our products or technologies infringe their proprietary rights. The data storage industry is characterized by the existence of a large number of patents, trademarks and copyrights and by frequent litigation based on allegations of infringement or other violations of intellectual property rights. We expect that infringement claims may further increase as the number of products and competitors in our market increase. In addition, to the extent that we gain greater visibility and market exposure as a public company, we face a higher risk of being the subject of intellectual property infringement claims from third parties. We cannot assure you that we do not currently infringe, or that we will not in the future infringe, upon any third-party patents or other proprietary rights. See “Risk Factors” for additional information.

Employees

We believe the expertise of our people and our technology focused culture is a key enabler of our technology leadership. Our team has a broad range of expertise across operating systems, datacenter software, systems, storage, networking and servers. As of March 31, 2011, we had 395 employees, including 208 in sales and marketing, 128 in research and development and 59 in general and administrative activities. None of our employees is represented by a labor organization or is a party to any collective bargaining arrangement, we have never had a work stoppage and we consider our relationship with our employees to be good.

Facilities

Our headquarters occupy approximately 118,000 square feet in Salt Lake City, Utah under leases that expire in September 2021. We have an option to extend these leases to September 2026. Our principal office for sales and marketing occupies approximately 14,000 square feet in San Jose, California, under a lease that expires in May 2013. We have an additional research and development office in Boulder, Colorado. We lease space in locations throughout the United States and various international locations for operations and sales personnel. We believe that our current facilities are adequate to meet our ongoing needs and that, if we require additional space, we will be able to obtain additional facilities on commercially reasonable terms.

Legal Proceedings

On May 17, 2011, Internet Machines LLC filed a lawsuit in U.S. District Court for the Eastern District of Texas against us and 20 other companies. The complaint alleges that our products infringe U.S. Patent Nos. 7,454,552; 7,421,532; 7,814,259; and 7,945,722. The complaint seeks both damages and a permanent injunction against us. As of June 6, 2011, we had not been served with the complaint, and we have limited information about the specific infringement allegations, but they appear to focus on a PCI switch component that, while used in some of our products, is manufactured by a third-party supplier. Based upon our preliminary investigation of the patents identified in the complaint, we do not believe that our products infringe any valid or enforceable claim of these patents. Nevertheless, the costs associated with any actual, pending or threatened litigation could negatively impact our operating results regardless of the actual outcome.

We may, from time to time, be involved in various legal proceedings arising from the normal course of business activities, and an unfavorable resolution of any of these matters could materially affect our future results of operations, cash flows or financial position.

MANAGEMENT

Executive Officers, Directors and Key Employee

The following table provides information regarding our executive officers, a key employee and directors as of June 6, 2011:

Name	Age	Position(s)

Executive Officers:
David A. Flynn	42	Chief Executive Officer, President and Chairman
Dennis P. Wolf	58	Chief Financial Officer and Executive Vice President
Neil A. Carson	34	Chief Technology Officer and Executive Vice President
James L. Dawson	49	Executive Vice President, Worldwide Sales
Shawn J. Lindquist	41	Chief Legal Officer, Executive Vice President and Secretary
Lance L. Smith	47	Chief Operating Officer and Executive Vice President
Rick C. White	41	Chief Marketing Officer, Executive Vice President and Director

Key Employee:
Stephen G. Wozniak	60	Chief Scientist

Other Directors:
Forest Baskett, Ph.D.(3)	68	Director
H. Raymond Bingham(1)(2)	65	Director
Dana L. Evan(1)(2)	51	Director
Scott D. Sandell(2)(3)	46	Lead Independent Director
Christopher J. Schaepe(1)(3)	47	Director

(1)	Member of our audit committee.

(2)	Member of our compensation committee.

(3)	Member of our nominating and governance committee.

David A. Flynn is one of our founders and has served as a director since July 2006 and was appointed as the Chairman of our board of directors in May 2011. Mr. Flynn has served as our Chief Executive Officer and President since March 2010 and previously served as our President from inception to February 2009 and Chief Technology Officer from inception to March 2010. From November 2004 to October 2006, Mr. Flynn served as chief scientist of Realm Systems, Inc., a company offering research and development services for developing mobile computing platforms. From January 2002 to November 2004, Mr. Flynn served as chief architect software engineer of Linux Networx, Inc., a developer of high performance computing technology. From 1996 to 2002, Mr. Flynn served as senior software engineer of Liberate Technologies, Inc. From 1995 to 1996, Mr. Flynn founded the Utah research and development satellite office of Oracle Corporation, which subsequently became a founding part of Network Computer Inc., later renamed Liberate Technologies. Mr. Flynn holds a B.S. in Computer Science from Brigham Young University. We believe Mr. Flynn possesses specific attributes that qualify him to serve as a member of our board of directors, including the perspective and experience he brings as our Chief Executive Officer and President, one of our founders and a significant stockholder.

Dennis P. Wolf has served as our Chief Financial Officer and Executive Vice President since October 2010, as our Chief Financial Officer and Senior Vice President from March 2010 to October 2010, and as our Chief Financial Officer from November 2009 to March 2010. From January 2009 to April 2009, Mr. Wolf served as interim chief executive officer and chief financial officer of Finjan Software, Inc., a provider of web security solutions. From March 2005 to June 2008, Mr. Wolf served as executive vice president and chief financial officer of MySQL AB, an open source database software company. Prior to MySQL, Mr. Wolf held financial management positions for public high technology companies, including Apple Computer, Inc., Centigram Communications, Inc., Credence

Systems Corporation, Omnicell, Inc., Redback Networks Inc. and Sun Microsystems, Inc. Mr. Wolf currently serves as a director of Codexis Inc. and Quantum Corporation, where he is also a member of their respective audit committees, and has been a director and chair of the audit committee for other publicly and privately held companies including BigBand Networks, Inc., Registry Magic, Inc., Avanex Corporation, Komag, Inc. and Vitria Technology, Inc. He holds a B.A. from the University of Colorado and an M.B.A. from the University of Denver.

Neil A. Carson has served as our Chief Technology Officer and Executive Vice President since October 2010, and as our Chief Technology Officer from March 2010 to October 2010. From December 2007 to January 2010, Mr. Carson served as chief application architect for Dell services, Dell Inc., a computer hardware, software and peripherals company. From June 2005 to December 2007, Mr. Carson served as chief architect of Everdream Corporation, a software-as-a-service systems management company. From 2003 to June 2005, Mr. Carson served as principal engineer of Remedy software products at BMC Software, Inc., an IT service management company. From 1997 to 2003, Mr. Carson served as principal architect of Liberate Technologies, Inc. From 1995 to 1997, Mr. Carson served as director of Causality Limited, an embedded systems software company. Mr. Carson holds a B.Eng. degree from the Royal Military College of Science at Cranfield University.

James L. Dawson has served as our Executive Vice President, Worldwide Sales since October 2010, and as our Senior Vice President of Sales from April 2009 to October 2010. From 2004 to April 2009, Mr. Dawson served as vice president of worldwide sales of 3PAR Inc., a storage solutions company. From 2002 to 2004, Mr. Dawson served as vice president, strategic sales and business development of Neoscale Systems, Inc., an enterprise storage security company. From 2000 to 2002, Mr. Dawson served as vice president of worldwide sales for Scale Eight, Inc., a storage solutions company. From 1987 to 2000, Mr. Dawson served in various positions with Data General Corporation, a supplier of storage and enterprise computing solutions, most recently as vice president of EMEA and Asia Pacific for its CLARiiON Storage Division. Mr. Dawson holds a B.A. in Economics from Weber State University.

Shawn J. Lindquist has served as our Chief Legal Officer, Executive Vice President and Secretary since October 2010, and as our Chief Legal Officer, Senior Vice President and Secretary from February 2010 to October 2010. From 2005 to January 2010, Mr. Lindquist served as chief legal officer, senior vice president and secretary of Omniture, Inc., an online marketing and web analytics company. Mr. Lindquist was a corporate and securities attorney at Wilson Sonsini Goodrich & Rosati, P.C. from 2001 to 2005 and from 1997 to 1999. Mr. Lindquist has also served as in-house corporate and mergers and acquisitions counsel for Novell, Inc., and as vice president and general counsel of a privately held, venture-backed company. Mr. Lindquist is also an adjunct professor of law at the J. Reuben Clark Law School at Brigham Young University. Mr. Lindquist holds a B.S. in Business Management-Finance and a J.D. from Brigham Young University.

Lance L. Smith has served as our Chief Operating Officer since April 2010, as our Executive Vice President since October 2010, as our Senior Vice President of Engineering from September 2009 to October 2010, and as our Senior Vice President of Product Management and Marketing from May 2008 to September 2009. From January 2003 to May 2008, Mr. Smith served as vice president and general manager of RMI Corporation, a semiconductor company. From 2000 to 2002, Mr. Smith served as senior vice president, business development of Raza Foundries, Inc., a broadband networking and communications investment company, and served in various interim executive roles at Pacific Broadband Communications, Inc., Acirro, Inc. and Omnishift Technologies Inc. He also served as the director of commercial segment marketing and director of technical marketing for the computational products group of Advanced Micro Devices, Inc., the x86 microprocessor and video card maker, and had management roles at technology companies NexGen, Inc. and Chips and Technologies, Inc. Mr. Smith holds a B.S. in Electrical Engineering from Santa Clara University.

Rick C. White is one of our founders and has served as a director since April 2009. He also served as a director from inception to March 2008. Mr. White has served as our Chief Marketing Officer since 2008. From inception to February 2008, Mr. White served as our Chief Executive Officer.

From 2006 to January 2007, Mr. White served as Chairman of DAZ Productions, Inc., a developer of 3D graphics software and content. From 2002 to 2005, Mr. White served as chief executive officer of Realm Systems, Inc. From 2000 to 2005, Mr. White served as Chairman of Forum Systems, Inc. a developer of XML enterprise messaging systems. From 1997 to 2000, Mr. White served as chief executive officer and chairman of Phobos Corporation, a developer of PCI based switching and load balancing technology for data centers. In April 2005, Mr. White filed for personal bankruptcy and was discharged under Chapter 7 of the U.S. Bankruptcy Code in February 2009. We believe Mr. White brings to our board of directors the perspective and experience he brings as an officer, one of our founders and a significant stockholder.

Stephen G. Wozniak has served as our Chief Scientist since December 2008. From 1971 to 1976, Mr. Wozniak held engineering positions within HP. In 1976, Mr. Wozniak co-founded Apple Computer, Inc., now Apple Inc. In 1985, Mr. Wozniak was awarded the National Medal of Technology, for his role in the development and introduction of the personal computer. After leaving Apple in 1985, Mr. Wozniak was involved in various business and philanthropic ventures, focusing primarily on computer capabilities in schools, stressing hands-on learning and encouraging creativity for students. In 2000, Mr. Wozniak was inducted into the National Inventors Hall of Fame, and he was awarded the Heinz Award in Technology, the Economy and Employment. He also co-founded the Electronic Frontier Foundation, and was a founding sponsor of the Tech Museum, Silicon Valley Ballet and Children’s Discovery Museum of San Jose. Mr. Wozniak holds a B.S. in Electrical Engineering and Computer Sciences from the University of California, Berkeley.

Forest Baskett, Ph.D. has served as a director since March 2008. Dr. Baskett has been a general partner of New Enterprise Associates, a venture capital firm, since 2004. Dr. Baskett joined New Enterprise Associates in 1999. From 1986 to 1999, Dr. Baskett served as chief technology officer and senior vice president, research and development of Silicon Graphics, Inc. Dr. Baskett founded and directed the Western Regional Laboratory of Digital Equipment Corporation from 1982 to 1986. From 1971 to 1982, Dr. Baskett was a professor of Computer Science and Electrical Engineering at Stanford University. In addition to serving on our board of directors, Dr. Baskett serves on various private company boards. Dr. Baskett holds a B.A. in Mathematics from Rice University, a Ph.D. in Computer Science from the University of Texas at Austin and is a member of the National Academy of Engineering. We believe that Dr. Baskett possesses specific attributes that qualify him to serve as a member of our board of directors, including his experience with a wide range of technology companies and the venture capital industry.

H. Raymond Bingham has served as a director since February 2011. Mr. Bingham has been an advisory director of General Atlantic LLC, a private equity firm, since January 2010 and managing director and head of the Palo Alto office from September 2006 to December 2009. From August 2005 to August 2006, Mr. Bingham was a self-employed private investor. From 1993 to 2005, Mr. Bingham served in various positions at Cadence Design Systems, Inc., a supplier of electronic design automation software and services, including executive chairman of the board of directors, president and chief executive officer and executive vice president and chief financial officer. Mr. Bingham also currently serves as a director of Oracle Corporation, Flextronics International Ltd., STMicroelectronics N.V., Spansion Inc. and Dice Holdings, Inc. Mr. Bingham holds a B.S. from Weber State University and an M.B.A. from Harvard Business School. We believe that Mr. Bingham possesses specific attributes that qualify him to serve as a member of our board of directors, including his experience in leading and managing a large, complex global organization in the technology industry and financial expertise and significant audit and financial reporting knowledge.

Dana L. Evan has served as a director since February 2011. Since July 2007, Ms. Evan has invested in and served on the boards of directors of companies in the Internet, technology and media sectors, including Omniture, Inc. From May 1996 until July 2007, Ms. Evan served as chief financial officer of VeriSign, Inc., a provider of intelligent infrastructure services for the Internet and telecommunications networks. Previously, Ms. Evan worked as a financial consultant in the capacity of chief financial officer, vice president of finance or corporate controller over an eight-year period for various public and private companies and partnerships, including VeriSign, Inc., Delphi Bioventures, a venture capital firm, and Identix Incorporated, a multi-biometric technology company. Prior to serving as a financial consultant, Ms. Evan worked in a variety of positions at KPMG LLP, most recently as senior manager. Ms. Evan also serves on the board of directors of a number of privately held companies. Ms. Evan is a certified public accountant (inactive) and holds a B.S. in Commerce with a concentration in Accounting and Finance from Santa Clara University. We believe that Ms. Evan possesses specific attributes that qualify her to serve as a member of our board of directors, including broad expertise in operations, strategy, accounting, financial management and investor relations at both publicly and privately held technology and Internet companies.

Scott D. Sandell has served as a director since March 2008 and was appointed as our lead independent director in May 2011. In 1996, Mr. Sandell joined New Enterprise Associates, where he became a general partner in 2000. In addition to serving on our board of directors, Mr. Sandell is a director of Spreadtrum Communications, Inc. and various private companies. Mr. Sandell started his career at the Boston Consulting Group and later joined C-ATS Software, Inc. Later, he worked as a Product Manager for Windows 95 at Microsoft Corporation before joining New Enterprise Associates in 1996. Mr. Sandell is a member of the board of directors of the National Venture Capital Association. Mr. Sandell holds an A.B. in Engineering Sciences from Dartmouth College and an M.B.A. from the Stanford Graduate School of Business. We believe that Mr. Sandell possesses specific attributes that qualify him to serve as a member of our board of directors, including his experience with a wide range of technology companies and the venture capital industry.

Christopher J. Schaepe has served as a director since April 2009. Mr. Schaepe is a founding managing director of Lightspeed Venture Partners, a venture capital firm. Prior to joining Lightspeed in September 2000, he was a general partner at Weiss, Peck & Greer Venture Partners, a venture capital firm, which he joined in 1991. In addition to serving on our board of directors, Mr. Schaepe is a director of Riverbed Technology, Inc. and various private companies. Mr. Schaepe holds B.S. and M.S. degrees in Computer Science and Electrical Engineering from the Massachusetts Institute of Technology and an M.B.A. from the Stanford Graduate School of Business. We believe that Mr. Schaepe possesses specific attributes that qualify him to serve as a member of our board of directors, including his experience with a wide range of technology companies and the venture capital industry.

Our executive officers are appointed by our board of directors and serve until their successors have been duly elected and qualified. There are no family relationships among any of our directors or executive officers.

Codes of Business Conduct and Ethics

Our board of directors has adopted a code of business conduct and ethics that applies to all of our employees, officers and directors, including our Chief Executive Officer, Chief Financial Officer and other executive and senior financial officers.

Board of Directors

Our bylaws permit our board of directors to establish by resolution the authorized number of directors. Currently, seven directors are authorized, consisting of members determined as follows:

•	holders of shares of our Series A convertible preferred stock, voting as a separate class, are entitled to elect two members (currently Dr. Baskett and Mr. Sandell);

•	holders of shares of our Series B convertible preferred stock, voting as a separate class, are entitled to elect one member (currently Mr. Schaepe);

•	holders of shares of common stock, voting as a separate class, are entitled to elect three members (currently Ms. Evan and Messrs. Flynn and White); and

•	holders of shares of our convertible preferred stock, voting as a separate class, and holders of shares of our common stock, voting as a separate class, are entitled to elect one member (currently Mr. Bingham).

The current members of our board of directors will continue to serve as directors until their resignations or until their successors are duly elected by the holders of our common stock, notwithstanding the automatic conversion of all outstanding shares of convertible preferred stock into shares of our common stock and the termination of a voting agreement between us and certain of our stockholders upon the completion of this offering.

As of the completion of this offering, our certificate of incorporation and bylaws will provide for a classified board of directors consisting of three classes of directors, each serving staggered three-year terms, as follows:

•	the Class I directors will be Messrs. Schaepe, and White, and their terms will expire at the annual meeting of stockholders to be held in 2011;

•	the Class II directors will be Dr. Baskett and Ms. Evan, and their terms will expire at the annual meeting of stockholders to be held in 2012; and

•	the Class III directors will be Messrs. Bingham, Flynn, and Sandell, and their terms will expire at the annual meeting of stockholders to be held in 2013.

Upon expiration of the term of a class of directors, directors for that class will be elected for three-year terms at the annual meeting of stockholders in the year in which that term expires. Each director’s term continues until the election and qualification of his successor, or his earlier death, resignation or removal. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of our board of directors may have the effect of delaying or preventing changes in control of our company.

Director Independence

Upon the completion of this offering, our common stock will be listed on the New York Stock Exchange. Under the rules of the New York Stock Exchange, independent directors must comprise a majority of a listed company’s board of directors within a specified period of the completion of this offering. In addition, the rules of the New York Stock Exchange require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and governance committees be independent. Under the rules of the New York Stock Exchange, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Securities Exchange Act of 1934, as amended.

In order to be considered to be independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee: (1) accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries; or (2) be an affiliated person of the listed company or any of its subsidiaries.

In March 2011, our board of directors undertook a review of the independence of each director and considered whether each director had a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. As a result of this review, our board of directors determined that Ms. Evan, Dr. Baskett and Messrs. Bingham, Sandell and Schaepe, representing five of our seven directors, were “independent directors” as defined under the applicable rules and regulations of the Securities and Exchange Commission, or SEC, and the listing requirements and rules of the New York Stock Exchange.

Committees of the Board of Directors

Our board of directors has an audit committee, a compensation committee and a nominating and governance committee, each of which will have the composition and responsibilities described below. Members serve on these committees until their resignation or until otherwise determined by our board of directors.

Audit Committee

Ms. Evan and Messrs. Bingham and Schaepe, each of whom is a non-employee member of our board of directors, comprise our audit committee. Ms. Evan is the chair of our audit committee. Our board of directors has determined that each of the members of our audit committee satisfies the requirements for independence and financial literacy under the rules and regulations of the New York Stock Exchange and the SEC. Our board of directors has also determined that Ms. Evan qualifies as an “audit committee financial expert” as defined in the SEC rules and satisfies the financial sophistication requirements of the New York Stock Exchange. The audit committee is responsible for, among other things:

•	selecting and hiring our independent registered public accounting firm, and approving the audit and pre-approving any non-audit services to be performed by our independent registered public accounting firm;

•	evaluating the performance and independence of our independent registered public accounting firm;

•	monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to financial statements or accounting matters;

•	reviewing the adequacy and effectiveness of our internal control policies and procedures and our disclosure controls and procedures;

•	overseeing procedures for the treatment of complaints on accounting, internal accounting controls or audit matters;

•	overseeing our internal auditors;

•	discussing the scope and results of our annual audit with the independent registered public accounting firm and reviewing with management and the independent registered public accounting firm our interim and year-end operating results; and

•	preparing the audit committee report that the SEC will require in our annual proxy statement.

Compensation Committee

Ms. Evan and Messrs. Bingham and Sandell, each of whom is a non-employee member of our board of directors, comprise our compensation committee. Mr. Bingham is the chair of our compensation committee. Our board of directors has determined that each member of our compensation committee meets the requirements for independence under the rules of the New York Stock Exchange and is an “outside director” for purposes of Section 162(m) of the Internal Revenue Code. The compensation committee is responsible for, among other things:

•	reviewing and approving our Chief Executive Officer’s and other executive officers’ annual base salaries, equity compensation, annual incentive bonuses and severance, change in control and other compensation arrangements;

•	overseeing our overall compensation philosophy, compensation plans and benefits programs; and

•	preparing the compensation committee report that the SEC will require in our annual proxy statement.

Nominating and Governance Committee

Messrs. Sandell and Schaepe and Dr. Baskett, each of whom is a non-employee member of our board of directors, comprise our nominating and governance committee. Dr. Baskett is the chair of our nominating and governance committee. Our board of directors has determined that each member of our nominating and governance committee meets the requirements for independence under the rules of the New York Stock Exchange. The nominating and governance committee is responsible for, among other things:

•	assisting our board of directors in identifying prospective director nominees and recommending nominees for each annual meeting of stockholders to the board of directors;

•	developing and recommending governance principles applicable to our board of directors;

•	overseeing the evaluation of our board of directors and management;

•	reviewing and monitoring compliance with our code of business conduct and ethics; and

•	recommending potential members for each board committee to our board of directors.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee is an officer or employee of our company. None of our executive officers currently serves, or in the past year has served, as a member of the compensation committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of any entity that has one or more executive officers serving on our compensation committee.

Non-Employee Director Compensation

Our directors do not currently receive any cash compensation for their services as directors or as board committee members. Other than reimbursement of reasonable travel and related expenses incurred by non-employee directors in connection with their attendance at meetings of the board of directors and its committees, we did not pay any other fees or make any non-equity awards to or pay any other compensation to our non-employee directors in fiscal 2010.

On February 19, 2011, Dr. Baskett and Messrs. Sandell and Schaepe were each granted an option to purchase 50,000 shares of common stock at an exercise price per share of $5.12, and Mr. Bingham and Ms. Evan were each granted an option to purchase 100,000 shares of common stock at an exercise price per share of $5.12. These options vest as to 25% of the total number of shares issued pursuant to the exercise of the option will become vested on the first anniversary of the vesting commencement date and the remaining shares subject to the option shall vest at a rate of 1/48th of the total number of shares subject to the option on the last day of each month thereafter, subject to such director’s continued service to us on each such vesting date. These options will fully vest following a change of control as defined in the respective option agreements.

In May 2011, our board of directors approved the following annual compensation package for our non-employee directors:

Annual Cash Retainer

Annual retainer	$38,500
Additional retainer for audit committee chair	$20,500
Additional retainer for audit committee member	$10,000
Additional retainer for compensation committee chair	$15,500
Additional retainer for compensation committee member	$8,500
Additional retainer for nominating and governance committee chair	$9,250
Additional retainer for nominating and governance committee member	$4,375

In addition, each non-employee director who first joins us will be granted an initial equity award with a value of $470,000 and each non-employee director will be granted an annual equity award with a value of $200,000 on each of our annual stockholder meetings. The initial or annual award may take the form of a stock option with an exercise price equal to the fair market value on the grant date, restricted stock unit, or other type of award as determined by our board of directors in advance of the grant. To the extent the grant is awarded as a stock option, the number of shares to be granted will be determined using the Black-Scholes or similar valuation model. If the grant is awarded as a restricted stock unit or other type of full value award, the number of shares to be granted will be determined by the closing price of our shares on the grant date.

An initial award will vest on each of the first four anniversaries of the date the non-employee director joins our board of directors, subject to continued service as a board member through each such date. Annual awards will vest on the day prior to annual meeting immediately following the annual meeting at which the award is granted, subject to continued service as a board member through the vesting date. If a director’s service is terminated on or following a change in control other than as the result of a voluntary resignation that is not at the request of the buyer, then the director’s award will immediately vest in full.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The following is a discussion and analysis of the compensation arrangements of our named executive officers who are listed in the 2010 Summary Compensation Table, which provides detailed compensation information related to these individuals. This discussion contains forward-looking statements that are based on our current considerations, expectations and determinations regarding future compensation programs. The actual amount and form of compensation and the compensation programs that we adopt may differ materially from current or planned programs as summarized in this discussion.

General Compensation Philosophy

Our general executive compensation philosophy is to provide programs that attract, motivate, reward and retain highly qualified executives and motivate them to pursue our corporate objectives while encouraging the creation of long-term value for our stockholders. We evaluate and reward our executive officers through compensation intended to motivate them to identify and capitalize on opportunities to grow our business and maximize stockholder value over time. We strive to provide an executive compensation program that is market competitive, rewards achievement of our business objectives and is designed to provide a foundation of fixed compensation (base salary) and a significant portion of performance-based compensation (short-term and long-term incentive opportunities) that are intended to align the interests of executives with those of our stockholders.

Compensation Decision Process

Our historical executive compensation program reflects our relatively short operating history and small size. Until recently, in efforts to control expenditures and allocate our limited resources, we had not engaged compensation consultants or established formal benchmark processes against any set of peer group companies.

Prior to July 2010, our compensation program was administered by our board of directors with substantial input from our Chief Executive Officer. Our Chief Executive Officer periodically reviewed the compensation of our executive management and made recommendations with respect to base salary and other cash incentive compensation for each named executive officer to our board of directors. With respect to his own compensation, the Chief Executive Officer engaged the board of directors in discussions and made recommendations to them for his own compensation. The board of directors made the final decision on named executive officer compensation and has had the ability to accept or reject the Chief Executive Officer’s recommendations for all named executive officers, including the Chief Executive Officer. Additionally, the board of directors discussed the Chief Executive Officer’s compensation with him, but made final decisions regarding his compensation in meetings outside of his presence.

In determining compensation for fiscal 2010, the board of directors relied on its general experience in reviewing the recommendations of the Chief Executive Officer and approving each compensation element.

In July 2010, we initiated efforts with respect to our compensation program that we expect to use on an ongoing basis and determined that our compensation committee will be responsible for reviewing and approving compensation for our executive officers in future periods.

Subsequent to fiscal 2010, the compensation committee engaged Compensia, Inc., or Compensia, an independent executive compensation consulting firm from which we have obtained relevant compensation data and will continue to do so in the future. Our compensation committee, Compensia and our management will work together to choose a public company peer group for executive compensation purposes in the future. These companies will be chosen from a group of similar publicly traded companies, taking into account size and growth potential. We consulted with Compensia to establish reference points and guidelines with respect to equity compensation as well as with respect to change of control and severance arrangements. We expect that following our initial public offering we will benchmark our compensation relative to data from our public company peer group (which may change over time). The compensation committee also intends to review industry survey data prepared by Compensia, including Compensia’s executive and equity compensation assessment, and the Radford Global Technology Survey.

Weighting of Elements of Compensation Program

We do not have any predetermined formula or target for allocating compensation between short- and long-term, fixed and variable or cash and non-cash compensation. As a privately held company, executive compensation has been weighted toward equity, which has been awarded in the form of stock options. The board of directors determined that this form of compensation focused our executives on driving achievement of our strategic and financial goals. The board of directors also believes that making stock options a key component of executive compensation aligns the executive team with the long-term interests of our stockholders. We have also offered cash compensation in the form of base salaries to reward individual contributions and compensate our employees for their day-to-day responsibilities, and annual bonuses to drive excellence and leadership and reward our employees in the achievement of our short-term objectives.

Principal Elements of Executive Compensation

Components of Named Executive Officer Compensation

The compensation program for our named executive officers consists of:

•	base salary;

•	incentive cash compensation;

•	stock options; and

•	change of control and severance arrangements.

We believe that our compensation packages are properly designed to attract and retain qualified individuals, link individual performance to company performance, focus the efforts of our named executive officers on the achievement of both our short-term and long-term objectives, and align the interests of our named executive officers with those of our stockholders.

As our needs evolve and circumstances require, we intend to continue to evaluate our philosophy and compensation program. At a minimum, we intend to review executive compensation annually.

Base Salaries

Base salary typically will be used to recognize the experience, skills, knowledge and responsibilities required of each named executive officer, although competitive market conditions also may play a role in setting the level of base salary. We do not apply specific formulas to determine changes in base salary. Rather, the base salaries of our named executive officers have historically been reviewed on a periodic basis and adjustments have been made to reflect our economic condition and future expected performance, as well as what our named executive officers could be expected to receive if employed at companies similarly situated to ours and our overall subjective assessment of appropriate salary levels, while being mindful of the need to conserve cash resources.

2010 Base Salaries

The fiscal 2010 base salaries were set by our board of directors based on the recommendations of our Chief Executive Officer and were set to reflect our status as a private company. Based on the general knowledge and experience of the board of directors and the Chief Executive Officer, we believe our 2010 base salary ranges for our named executive officers were within the ranges of base salaries for private companies.

Name	FY 2010 Base Salary ($)

David A. Flynn Chief Executive Officer and President	240,000	(1)
Dennis P. Wolf Chief Financial Officer and Executive Vice President	220,000
James L. Dawson Executive Vice President of Worldwide Sales	225,000
Rick C. White Chief Marketing Officer and Executive Vice President	220,000
Lance L. Smith Chief Operating Officer and Executive Vice President	220,000
David R. Bradford Former Chief Executive Officer	240,000

(1)	Mr. Flynn’s annual base salary was increased from $220,000 to $240,000, effective in April 2010.

Effective as of March 23, 2010, Mr. Bradford resigned as our President and Chief Executive Officer and assumed the position of Chairman of the board of directors until February 2011. Mr. Bradford continued to serve as our full-time employee until September 30, 2010. Since that time, he has provided advisory services to the Chief Executive Officer and the board of directors. The board of directors took into consideration the responsibilities and role of Mr. Bradford, and determined to maintain his base salary at the same level that he was paid prior to his resignation as President and Chief Executive Officer through December 31, 2010, as part of transitioning his duties to Mr. Flynn.

Concurrent with Mr. Bradford’s resignation, Mr. Flynn was promoted to Chief Executive Officer, effective April 7, 2010, and received an increase to his base salary to $240,000.

Incentive Cash Compensation

Our compensation objective is to have a significant portion of each named executive officer’s compensation tied to performance. We provide performance-based cash incentive opportunities for certain employees, including our named executive officers, that are paid based on corporate and/or individual performance. Other than Mr. Dawson, each of our named executive officers has a pre-set bonus target that is stated as a percentage of base salary — 66 2/3% for Mr. Flynn and 50% for the remainder. Actual cash incentive payouts have been determined historically by our board of directors, in consultation with our Chief Executive Officer. In future fiscal years, our compensation committee, in consultation with our Chief Executive Officer, will be responsible for setting the parameters for performance-based cash incentives, including, but not limited to, determining applicable performance objectives and target and actual achievement of these objectives. These parameters may change from year to year, as we and our market mature and different priorities are established, but they will continue to be set, and performance against them determined or approved, by our compensation committee.

2010 Incentive Cash Compensation

Although we did not have a formal performance-based cash incentive plan in place during fiscal 2010, in July 2010, our board of directors reviewed our business performance and its desire to recognize the achievements of our management team. The board of directors did not have pre-set goals and did not base the overall bonus pool or the individual bonus payouts on a specific formula, although it did consider the target percentages of base salary listed above. Instead, the board of directors’ approval of bonus payouts for fiscal 2010 in general was based on our positive operating results, such as increased revenue, expansion and enhancement of our product lines, and growth in our customer base, and the total bonus pool was based on its subjective view of a reasonable and appropriate amount. The board of directors approved the largest bonus payout, in the amount of $192,000, to Mr. Flynn because of his leadership of the entire company and our overall improving business results. For our other named executive officers, Mr. Flynn recommended individual bonus payouts to our board of directors, which then approved the amounts listed below in the 2010 Summary Compensation Table. The amounts vary because of the different levels of responsibilities and length of service during the fiscal year as well as differences among base salaries and, but they do not reflect a specific percentage achievement of goals.

Mr. Dawson participated in a sales commission plan, based on the achievement of quarterly bookings and certain additional commissions if target bookings were exceeded. We have not disclosed the specific formulae or performance targets contained in this plan for several reasons, including our belief that disclosure would result in competitive harm. Mr. Dawson’s bonus formula includes bookings quotas, revenue and gross margin targets and commission rates. The specific targets for bookings quotas, revenue and gross margin for Mr. Dawson were established by our board of directors, with input from our CEO. These targets were based on our historical operating results and growth rates, as well as our expected future results, and were designed to require significant effort on the part of Mr. Dawson. In particular, the bookings quotas, revenue and gross margin targets were viewed as difficult to achieve, because these targets represented significant increases over the comparable results for fiscal 2009, and attaining those goals further required Mr. Dawson and his sales teams to engage with a substantially higher number of potential customers and book a higher aggregate number of purchase commitments. We do not publicly disclose this information and, if disclosed, we believe the information would provide competitors and others with insights into our operations and sales compensation programs that would be harmful to us. Concurrent with the annual bonus payouts described above, the compensation committee agreed to pay to Mr. Dawson aggregate commissions of $277,973, which reflected achievement of the quarterly booking quotas plus additional amounts for exceeding the annual bookings quotas and quarterly gross margin targets.

Long-Term Equity-Based Incentive Compensation

We believe that strong long-term corporate performance is achieved with a corporate culture that encourages a long-term focus by our named executive officers through the use of equity-based awards, the value of which depends on our stock performance. Our equity-based incentives to date have been granted in the form of stock options. We grant stock options to provide our named executive officers with incentives to help align their interests with the interests of our stockholders and to enable them to participate in the long-term appreciation of the value of our stock. Additionally, stock options provide an important tool for us to retain our named executive officers, as the options are subject to vesting over an extended period of time subject to continued service with us.

Historically, we have not had an established set of criteria for granting equity awards; instead, the board of directors exercised its judgment and discretion, in consultation with our Chief Executive Officer, and considered, among other things, the role and responsibility of the named executive officer, competitive factors, the amount of stock-based equity compensation already held by the named executive officer, and the cash-based compensation received by the named executive officer, to determine its recommendations for stock options. We do not have, nor do we plan to establish, any program, plan or practice to time stock option grants in coordination with releasing material non-public information.

Equity Grants

In May 2010, Mr. Flynn was granted an option to purchase 2,484,646 shares of our common stock, in connection with his promotion to the role of Chief Executive Officer. In determining the numbers of shares covered by this option grant, the board of directors reviewed Mr. Flynn’s equity holdings, and considered that this number of shares would provide Mr. Flynn with appropriate incentives to remain with us and continue to drive the success of our business.

In September 2009, Mr. Smith was granted an option to purchase 100,000 shares of our common stock. In determining the numbers of shares covered by this option grant, the board of directors reviewed Mr. Smith’s equity holdings, and determined that this number of shares would provide Mr. Smith with appropriate incentives to remain with us and continue to drive the success of our business.

In November 2009, Mr. Wolf was granted an option to purchase 730,000 shares of our common stock, in connection with the commencement of his employment by us. The numbers of shares covered by this option grant was negotiated with Mr. Wolf in connection with the start of his employment.

Stock Ownership Guidelines

At this time, the board of directors has not adopted stock ownership guidelines with respect to the named executive officers or for the board of directors itself although it may consider doing so in the future. In connection with this offering, we will establish an insider trading compliance policy that prohibits, among other things, short sales, hedging of stock ownership positions, and transactions involving derivative securities relating to our common stock.

Perquisites

Our named executive officers are eligible to participate in the same group insurance and employee benefit plans as our other salaried employees. We provide employee benefits to all eligible employees, including our named executive officers, which the compensation committee believes are reasonable and consistent with our overall compensation objective to better enable us to attract and retain employees. These benefits include 401(k), medical, dental, vision, life insurance and disability benefits and other plans and programs made available to other eligible employees in the applicable country of residence. At this time, we do not provide special plans or programs for our named executive officers. Accordingly, employee benefits and perquisites are reviewed from time to time only to ensure that benefit levels remain competitive for the company as a whole, but are not included in the compensation committee’s annual determination of a named executive officer’s compensation package.

Change of Control and Severance Benefits

Our board of directors and compensation committee consider maintaining a stable and effective management team to be essential in protecting and enhancing the best interests of us and our stockholders. We have established change of control and severance arrangements with our named executive officers to provide assurances of specified severance benefits if their employment is subject to involuntary termination or voluntary termination for good reason other than for death, disability or cause. We believe that it is imperative to provide these individuals with severance benefits upon certain reasons for terminations of employment, which we recognize can be triggered at any time, to secure their continued dedication to their work, notwithstanding the possibility of a termination by us, and provide these individuals with an incentive to continue employment with us. We believe that the severance benefits are competitive relative to the severance protection provided to similarly situated individuals at companies with which we compete for talent and appropriate because the benefits are subject to the executive’s entry into a release of claims in favor of us.

We also recognize that the possibility of a change of control may exist from time to time, and that this possibility, and the uncertainty and questions it may raise among management, may result in the departure or distraction of management to our and our stockholders’ detriment. Accordingly, our board of directors decided to take appropriate steps to encourage the continued attention, dedication and continuity of members of our management to their assigned duties without the distraction that may arise from the possibility or occurrence of a change of control.

As a result, we have agreements with each of our named executive officers that provide additional benefits in the event of a change of control. For more detail, see “Potential Payments Upon Termination or Change of Control”.

Tax and Accounting Treatment of Compensation

Deductibility of Executive Compensation

Generally, Section 162(m) of the Internal Revenue Code disallows a tax deduction to any publicly held corporation for any remuneration in excess of $1.0 million paid in any taxable year to its chief executive officer and to certain other highly compensated officers. Remuneration in excess of $1.0 million may be deducted if, among other things, it qualifies as “performance-based compensation” within the meaning of the Internal Revenue Code.

As we have been a privately held corporation, we have not previously taken the deductibility limit imposed by Section 162(m) into consideration in setting compensation for our executive officers. Further, under a certain Section 162(m) exception, any compensation paid pursuant to a compensation arrangement in existence before the effective date of this public offering will not be subject to the $1.0 million limitation. In addition, any equity awards we make under our 2011 Equity Incentive Plan will not be subject to this limitation, provided such awards are made prior to the earliest of: the expiration of the plan; a material modification of the plan (as determined under Section 162(m)); the issuance of all the employer stock and other compensation allocated under the plan; or the first meeting of stockholders at which directors are elected after the close of the third calendar year following the year in which the public offering occurs. We may, where reasonably practicable, seek to qualify the variable compensation paid to our executive officers for the “performance-based compensation” exemption from the deductibility limit. As such, in approving the amount and form of compensation for our executive officers in the future, we will consider all elements of the cost to us of providing such compensation, including the potential impact of Section 162(m). Our compensation committee may, in its judgment, authorize compensation payments that do not comply with an exemption from the deductibility limit when it believes that such payments are appropriate to attract and retain executive talent.

Taxation of “Parachute” Payments and Deferred Compensation

We have not provided any named executive officer with a “gross-up” or other reimbursement payment for any tax liability that he might owe as a result of the application of Sections 280G, 4999, or 409A of the Internal Revenue Code and we have not agreed and are not otherwise obligated to provide any named executive officer with such a “gross-up” or other reimbursement. Sections 280G and 4999 of the Code provide that executive officers and directors who hold significant equity interests and certain other service providers may be subject to an excise tax if they receive payments or benefits in connection with a change in control that exceeds certain prescribed limits, and that the company, or a successor, may forfeit a deduction on the amounts subject to this additional tax. Section 409A also imposes additional significant taxes on the individual in the event that an executive officer, director or other service provider receives “deferred compensation” that does not meet the requirements of Section 409A of the Code.

Accounting Treatment

We follow Financial Accounting Standards Board Accounting Standards Codification Topic 718, or ASC Topic 718, for our stock-based awards. ASC Topic 718 requires companies to measure the compensation expense for all share-based payment awards made to employees and directors, including stock options and restricted stock awards, based on the grant date “fair value” of these awards. This calculation is performed for accounting purposes and reported in the compensation tables below, even though our named executive officers may never realize any value from their awards. FASB ASC Topic 718 also requires companies to recognize the compensation cost of their stock-based compensation awards in their income statements over the period that an executive officer is required to render service in exchange for the option or other award.

We account for equity compensation paid to our employees under the rules of FASB ASC Topic 718, which requires us to estimate and record an expense for each award of equity compensation over the service period of the award. Accounting rules also require us to record cash compensation as an expense at the time the obligation is incurred.

2010 Summary Compensation Table

The following table summarizes the compensation that we paid to or was earned by our chief executive officer, chief financial officer, each of our three other most highly compensated executive officers and our former chief executive officer during fiscal 2010. We refer to these officers in this prospectus as our named executive officers.

					Non-Equity
				Option	Incentive Plan
Name and Principal Position	Year	Salary ($)	Bonus ($)	Awards ($)(1)	Compensation ($)	Total ($)

David A. Flynn	2010	224,849	192,000	2,395,458 (2)	—	2,812,307
Chief Executive Officer and President
Dennis P. Wolf	2010	140,039	83,540	235,875	—	459,454
Chief Financial Officer and Executive Vice President
James L. Dawson	2010	225,000	—	—	277,973 (3)	502,973
Executive Vice President, Worldwide Sales
Lance L. Smith	2010	220,000	132,000	32,671	—	384,671
Chief Operating Officer and Executive Vice President
Rick C. White	2010	220,000	132,000	—	—	352,000
Chief Marketing Officer and Executive Vice President
David R. Bradford(4)	2010	240,000	144,000	—	—	384,000
Former Chief Executive Officer

(1)	The amounts included in the “Option Awards” column represent the aggregate grant date fair value of option awards calculated in accordance with FASB ASC Topic 718. The valuation assumptions used in determining such amounts are described in the notes to our consolidated financial statements included elsewhere in this prospectus.

(2)	Includes $96,410 of grant date fair value for a portion of an option that was canceled following the end of fiscal 2010.

(3)	Represents amount paid to Mr. Dawson pursuant to his sales commission plan.

(4)	Mr. Bradford was appointed as our chairman in May 2010 and resigned as our chief executive officer starting in March 2010.

Grants of Plan-Based Awards For Fiscal Year Ended June 30, 2010

The following table provides information regarding grants of non-equity incentive plan-based awards made during fiscal 2010, to each of our named executive officers.

		Estimated
		Payouts
		Under
		Non-Equity		Exercise or	Grant Date
		Incentive	Number of	Base Price	FairValue
		Plan	Securities	of Option	of Stock
		Awards ($)	Underlying	Awards	and Option
Name	Grant Date	Target	Options (#)	($/Sh)	Awards ($)

David A. Flynn	5/28/2010	—	2,484,646 (1)	1.96	2,395,458
Dennis P. Wolf	11/18/2009	—	730,000	0.65	235,875
James L. Dawson	—	225,000 (2)	—	—	—
Lance L. Smith	9/22/2009	—	100,000	0.65	32,671
Rick C. White	—	—	—	—	—
David R. Bradford	—	—	—	—	—

(1)	This option award was reduced by 100,000 shares following the end of fiscal 2010.

(2)	This amount relates to commission amount payable to Mr. Dawson under his sales commission plan, assuming achievement of the bookings and margin targets. Payments under this sales commission plan are not subject to a minimum or maximum payment limitation. The actual amount paid to Mr. Dawson is set forth in the table above titled “— 2010 Summary Compensation Table”.

In September 2010, our board of directors approved the grant of stock options to the named executive officers listed in the table below each with an exercise price per share of $1.96. These stock options grants were made in order to continue to create incentives for performance among our executive team to enhance our value, better align the interests of our named executive officers with the interests of our stockholders, and address potential retention concerns. In particular, the board of directors wanted to ensure that the executives were properly incentivized to pursue an initial public offering.

Name	Option Grants (Number of Shares)

Dennis P. Wolf	100,000
Lance L. Smith	300,000
Rick C. White	600,000

In January 2011, our board of directors reviewed each named executive officer’s equity holdings with the intent to harmonize equity positions of our executive team. In particular, the board of directors wanted to ensure that the executives were properly incentivized to pursue an initial public offering and remain with us for a substantial time following our initial public offering. Our board of directors approved the grant of stock options to the named executive officers listed in the table below, each with an exercise price per share of $5.12 and subject to a five year vesting schedule with no shares vesting during the first three years, and 1/24th of the shares vesting each month beginning February 25, 2014. Our board of directors believed an extended vesting schedule would continue to drive performance among our executive team to enhance our value, better align the interests of our named executive officers with the interests of our stockholders, and address potential retention concerns.

Name	Option Grants (Number of Shares)

David A. Flynn	500,000
Dennis P. Wolf	200,000
James L. Dawson	100,000
Lance L. Smith	300,000
Rick C. White	200,000

Outstanding Equity Awards at June 30, 2010

The following table shows grants of stock options outstanding at June 30, 2010 for each of our named executive officers.

	Option Awards
			Number of	Number of
			Securities	Securities
			Underlying	Underlying	Option
			Unexercised	Unexercised	Exercise	Option
			Options	Options	Price Per	Expiration
Name	Date of Grant		Exercisable (#)	Unexercisable (#)	Share ($)	Date

David A. Flynn	6/2/2009	(1)	503,580	1,222,982	0.650	6/1/2019
	5/28/2010	(1)	99,360	2,285,286	1.960	5/27/2020
Dennis P. Wolf	11/18/2009	(2)	—	730,000	0.650	11/17/2019
James L. Dawson	6/2/2009	(2)	306,250	743,750	0.650	6/1/2019
Lance L. Smith	6/24/2008	(2)	180,000	180,000	0.358	6/23/2018
	6/2/2009	(1)	122,500	367,500	0.650	6/1/2019
	6/2/2009	(1)	12,500	37,500	0.650	6/1/2019
	9/22/2009	(1)	18,750	81,250	0.650	9/21/2019
Rick C. White	6/2/2009	(1)	503,580	1,222,982	0.650	6/1/2019
David R. Bradford	8/5/2008	(3)	9,166	834	0.358	8/4/2018
	10/21/2008	(2)	48,437	126,563	0.358	10/20/2018
	6/2/2009	(1)	405,104	810,208	0.650	6/1/2019

(1)	The option vests monthly as to 1/48th of the total number of shares on the vesting commencement date, subject to the officer’s continued service to us on each vesting date. The options held by Mr. Flynn have vesting commencement dates of April 3, 2009 and April 7, 2010, respectively. The options held by Mr. Smith have vesting commencement dates of June 10, 2008, June 2, 2009 and September 22, 2009, respectively, and the options held by Messrs. White and Bradford have vesting commencement dates of April 3, 2009 and February 23, 2009, respectively.

(2)	The option vests as to 1/4th of the total number of shares on the first anniversary of the vesting commencement date and the remaining shares subject to the option vests at a rate of 1/48th of the total number of shares subject to the option on the last day of each month thereafter, subject to the officer’s continued service to us on each vesting date. The options held by Messrs. Wolf, Dawson, Smith and Bradford have vesting commencement dates of November 11, 2009, April 30, 2009, June 10, 2008 and September 16, 2008, respectively.

(3)	The option vests monthly as to 1/24th of the total number of shares on August 5, 2008, subject to Mr. Bradford’s continued service to us on each vesting date.

Option Exercises and Stock Vested in Fiscal Year Ended June 30, 2010

The following table shows information regarding options that were exercised by our named executive officers during fiscal 2010. None of our named executive officers hold any stock awards.

Option Awards
Number of
Shares
	Acquired on	Value Realized
Name	Exercise (#)	on Exercise ($)

David A. Flynn	—	—
Dennis P. Wolf	—	—
James L. Dawson	—	—
Lance L. Smith	—	—
Rick C. White	—	—
David R. Bradford	50,000	80,100

(1)	The aggregate dollar amount realized upon the exercise of options represents the amount by which (x) the aggregate market price of the shares of our common stock on the date of exercise, as calculated by using a per share fair market value of $1.96, which is the fair market value as determined by our board of directors as of the most recent option grant date prior to the date of exercise, exceeds (y) the aggregate exercise price of the option, as calculated using a per share exercise price of $0.358.

Employment Agreements and Offer Letters

David A. Flynn

We entered into a second amended and restated employment agreement with David A. Flynn, dated April 7, 2010, in connection with his appointment as our Chief Executive Officer and President. This agreement has no specific term and constitutes at-will employment. Mr. Flynn’s current annual base salary is $240,000, and he is eligible to earn bonus compensation of up to 2/3rds of his base salary. In connection with Mr. Flynn’s execution of the second amended and restated employment agreement, Sandusky Investments, Ltd., or Sandusky, an entity formed by Mr. Flynn for his estate planning purposes, granted to us a repurchase right with respect to 5,000,000 shares of our common stock owned by Sandusky. The repurchase right lapsed with respect to 2,500,000 shares of our common stock as of March 21, 2008, and in equal monthly installments thereafter for 36 months, subject to Mr. Flynn’s continued employment through each applicable vesting date. The second amended and restated employment agreement provides for severance and change of control benefits to Mr. Flynn, as described below under the “Agreements Providing for Severance or Change of Control Benefits” section.

Dennis P. Wolf

We entered into an offer letter agreement with Dennis P. Wolf, our Chief Financial Officer and Executive Vice President, dated November 4, 2009. The offer letter agreement has no specific term and constitutes at-will employment. Mr. Wolf’s current annual base salary is $220,000, and he is eligible to earn bonus compensation of up to fifty percent of his base salary. Mr. Wolf was initially granted an option to purchase 730,000 shares of our common stock at an exercise price per share of $0.65, which was equal to the fair value of our common stock on the date this option was granted, as determined by the board of directors. The option was subject to a four-year vesting schedule with 25% of the shares subject to the option vesting on the 12-month anniversary of the vesting commencement date, and the remaining shares vesting in equal monthly installments thereafter over a period of 36 months, subject to Mr. Wolf’s continued employment. In August 2010, Mr. Wolf entered into an involuntary termination severance agreement providing for severance and change of control benefits to Mr. Wolf, as described below under the “Agreements Providing for Severance or Change of Control Benefits” section.

James L. Dawson

We entered into an offer letter agreement with James L. Dawson, our Executive Vice President of Worldwide Sales, dated April 1, 2008. The offer letter agreement has no specific term and constitutes at-will employment. Mr. Dawson’s current annual base salary is $225,000, and he is eligible to earn commissions based on achievement of sales goals. Mr. Dawson was initially granted an option to purchase 1,050,000 shares of our common stock at an exercise price per share of $0.65, which was equal to the fair value of our common stock on the date this option was granted, as determined by the board of directors. The option was subject to a four-year vesting schedule with 25% of the shares subject to the option vesting on the 12 month anniversary of the vesting commencement date, and the remaining shares vesting in equal monthly installments thereafter over a period of 36 months, subject to his continued employment. In August 2010, Mr. Dawson entered into an involuntary termination severance agreement providing severance and change of control benefits to Mr. Dawson, as described below under the “Agreements Providing for Severance or Change of Control Benefits” section.

Lance L. Smith

We entered into an offer letter agreement with Lance L. Smith, our Chief Operations Officer and Executive Vice President, dated April 29, 2008. The offer letter agreement has no specific term and constitutes at-will employment. Mr. Smith’s current annual base salary is $220,000, and he is eligible to earn bonus compensation of up to fifty percent of his base salary. Mr. Smith was initially granted an option to purchase 72,000 shares of our common stock at an exercise price per share of $1.79, which was equal to the fair value of our common stock on the date this option was granted, as determined by the board of directors. The option was subsequently adjusted in connection with our forward stock split on July 14, 2008, to cover 360,000 shares of our common stock at an exercise price per share of $0.358. This option was subject to a four-year vesting schedule with 25% of the shares subject to the option vesting on the 12 month anniversary of the vesting commencement date, and the remaining shares vesting in equal monthly installments thereafter over a period of 36 months, subject to his continued employment. In August 2010, Mr. Smith entered into an involuntary termination severance agreement providing for severance and change of control benefits to Mr. Smith, as described below under the “Agreements Providing for Severance or Change of Control Benefits” section.

Rick C. White

We entered into an amended and restated employment agreement with Rick C. White, our Chief Marketing Officer and Executive Vice President, dated December 31, 2008. This agreement has no specific term and constitutes at-will employment. Mr. White’s current annual base salary is $220,000, and he is eligible to earn bonus compensation of up to 50% of his base salary. In connection with Mr. White’s execution of the amended and restated employment agreement, West Coast VC, LLC, or WCV, an entity Mr. White formed for his estate planning purposes, granted to us a repurchase right with respect to 5,000,000 shares of our common stock owned by WCV. The repurchase right lapsed with respect to 2,500,000 shares of our common stock as of March 21, 2008, and in equal monthly installments thereafter for 36 months, subject to Mr. White’s continued employment through each applicable vesting date. The amended and restated employment agreement provides for severance and change of control benefits to Mr. White, as described below under the “Agreements Providing for Severance or Change of Control Benefits” section.

David R. Bradford

We entered into a transition agreement and release with David R. Bradford, dated September 21, 2010 and effective October 1, 2010, in connection with his transition from the position of Chief Executive

Officer to consultant. There is no specific term for the consultant services, and the consultant relationship will continue until either party provides notice to terminate. As part of Mr. Bradford’s on-going consulting arrangement, Mr. Bradford will continue to chair our strategic advisory board. Mr. Bradford continued to receive his annual base salary of $240,000 through December 31, 2010, but is not entitled to any cash compensation for his consultant services thereafter. Mr. Bradford also is receiving reimbursement for the premiums for him and his eligible dependents to continue health coverage under COBRA until September 30, 2011 (unless he or his eligible dependents become covered under similar plans before then). During the consultant term, Mr. Bradford will continue to vest in the unvested equity awards he held at the time of his termination of employment. The transition agreement and release provides for certain equity acceleration benefits if we terminate Mr. Bradford’s service without cause or if we experience a change of control, as described below under the “Agreements Providing for Severance or Change of Control Benefits” section.

Agreements Providing for Severance or Change of Control Benefits

We have entered into agreements with each of our named executive officers that may provide for benefits under the circumstances described below, if the named executive officer’s employment is terminated under certain conditions, and enhanced benefits, if the termination occurs in connection with a change of control.

David A. Flynn

Under the terms of Mr. Flynn’s April 2010 second amended and restated employment agreement, if Mr. Flynn’s employment is terminated without cause or he resigns for good reason, he will be eligible to receive the following benefits if he timely signs a release of claims:

•	continued payment of base salary for a period of 12 months (18 months, if his termination occurs on or following a change of control);

•	an amount equal to 150% of his target annual bonus and payable over a period of 18 months following his termination, but only if his termination occurs on or following a change of control;

•	accelerated vesting of outstanding equity awards equal to the lesser of (x) the remaining vesting schedule or (y) 12 months (100% accelerated vesting, if his termination occurs on or following a change of control); and

•	payment by us for up to 18 months of COBRA premiums to continue health insurance coverage for him and his eligible dependents.

In addition, if Mr. Flynn’s employment terminates as a result of death or disability, he will be eligible to receive 100% accelerated vesting of his outstanding equity awards.

Rick C. White

Under the terms of Mr. White’s December 2008 amended and restated employment agreement, if Mr. White’s employment terminates without cause or he resigns for good reason, he will be eligible to receive the following benefits if he timely signs a release of claims:

•	continued payment of base salary for a period of 12 months;

•	accelerated vesting of outstanding equity awards equal to the lesser of (x) the remaining vesting schedule or (y) 12 months (100% accelerated vesting, if his termination occurs on or following a change of control); and

•	payment by us for up to 12 months of COBRA premiums to continue health insurance coverage for him and his eligible dependents.

In addition, if Mr. White’s employment terminates as a result of death or disability, he will be eligible to receive to 100% accelerated vesting of his outstanding equity awards.

David R. Bradford

Under the terms of Mr. Bradford’s September 2010 transition agreement and release, Mr. Bradford agreed to serve as a consultant until either party terminates the consultant relationship. During the consultant term, he will continue to vest in his outstanding equity awards, except that if a change of control occurs prior to the end of the consulting relationship or we terminate that consultant relationship without cause, he will be eligible to receive 100% accelerated vesting of his outstanding equity awards.

Other Named Executive Officers

Each of our other named executive officers (Messrs. Wolf, Dawson and Smith) entered into involuntary termination severance agreements in August 2010, which provide for the severance and change of control benefits described below.

If, prior to the three month period before a change of control, his employment is terminated without cause or he resigns for good reason, he will be eligible to receive the following benefits if he timely signs a release of claims:

•	continued payment of base salary for a period of 12 months (except that if a change of control occurs while he is receiving this benefit, he will be entitled to receive a lump sum payment equal to the remaining unpaid amount on the date of the change of control in lieu of the continuing payments); and

•	payment by us for up to 12 months of COBRA premiums to continue health insurance coverage for him and his eligible dependents.

If, within the period commencing three months before change of control and ending 12 months after a change of control, his employment is terminated without cause or he resigns for good reason, he will be entitled to the following benefits if he timely signs a release of claims:

•	lump sum payment equal to (x) 1 times his annual base salary (for the year of the change of control or his termination, whichever is greater), plus (y) 1 times his target annual bonus (for the year of the change of control or his termination, whichever is greater);

•	100% accelerated vesting of all outstanding equity awards; and

•	payment by us for up to 12 months of COBRA premiums to continue health insurance coverage for him and his eligible dependents.

In addition, in the event any of the amounts provide for under these agreements or otherwise payable to Messrs. Wolf, Dawson or Smith would constitute “parachute payments” within the meaning of Section 280G of the Internal Revenue Code and could be subject to the related excise tax, the named executive officer would be entitled to receive either full payment of benefits under this agreement or such lesser amount which would result in no portion of the benefits being subject to the excise tax, whichever results in the greater amount of after-tax benefits to the named executive officer. The agreements do not require us to provide any tax gross-up payments.

For purposes of the agreements above, the terms shall have the following meanings:

•	“Cause” means any of the following occurring during the named executive officer’s employment by or service to us (except with respect to clause (v) below): (i) personal dishonesty by the named executive officer involving company business or participation in a fraud against us, or breach of the named executive officer’s fiduciary duty to the company; (ii) indictment or conviction of a felony or other crime involving moral turpitude or dishonesty; (iii) the named executive officer’s willful refusal to comply with the lawful requests made of the named executive officer by our board of directors reasonably related to his employment by us and the performance of his employment duties (but which shall not include a request to waive or amend any portion of his agreement or terminate his agreement or to consent to an action that would result in the named executive officer’s loss of a right under his agreement); (iv) material violation of our policies, after written notice to the named executive officer and an opportunity to be heard by our board of directors and his failure to fully cure such violations within a reasonable period of time of not less than 30 days after such hearing; (v) threats or acts of violence in the workplace; (vi) unlawful harassment in the course of any business activity of any of our employees, independent contractors, vendors or suppliers; (vii) theft or unauthorized conversion by or transfer of any company asset or business opportunity to the named executive officer or any third party; and (viii) a material breach by the named executive officer of any material provision of his agreement or any other agreement with us after written notice to the named executive officer and an opportunity to be heard by our board of directors and his failure to fully cure such breach within a reasonable period of time of not less than 30 days after such hearing.

•	“Change of Control” means the occurrence of any of the following events (i) any person or group of persons acquiring ownership of more than 50% of the total voting power of our stock; (ii) certain changes in the majority of our board of directors; (iii) the sale of all or substantially all of our assets.

•	“Disability” means that the named executive officer has been unable to perform his employment duties as the result of named executive officer’s incapacity due to physical or mental illness, and such inability, at least 26 weeks after its commencement, is determined to be total and permanent by a physician selected by us or our insurers and acceptable to the named executive officer or the named executive officer’s legal representative (such agreement as to acceptability not to be unreasonably withheld).

•	“Good Reason” (applies to all named executive officers, except Messrs. White, Wolf and Bradford) means the named executive officer’s resignation within 90 days following the expiration of any company cure period (discussed below) following the occurrence of one or more of the following, without the named executive officer’s express written consent: (i) prior to a change of control a material reduction of the named executive officer’s duties, authority, or responsibilities, relative to the named executive officer’s title, duties, authority, or responsibilities as in effect immediately prior to such reduction; or following a change of control, (A) the removal of the named executive officer from the position held by the named executive officer immediately prior to the change of control, provided that continued employment following the change of control with substantially the same responsibility with respect to our business and operations shall not constitute “Good Reason” (for example, the named executive officer shall not have been removed from his position if he is employed by us, the acquiring company or one of our affiliates and the named executive officer has substantially the same responsibilities with respect to our business as he had immediately prior to the change of control whether the named executive officer’s title is revised to reflect his placement within the overall corporate hierarchy and whether the named executive officer provides services to a subsidiary, affiliate, business unit or otherwise), or (B) a material reduction in the named executive officer’s responsibilities, authority or status as such (which for this purpose shall include a material reduction in the resources (financial, personnel and other) allocated to our business and under the named executive officer’s direction, including reallocation of key personnel engaged in our business to other businesses of the acquiring company); (ii) a material reduction of the named executive officer’s base compensation (base salary or bonus or benefits) in effect immediately prior to such reduction, other than reductions implemented as part of an overall company-wide reduction program that is applied similarly to all executive officers and is no more than 20%; (iii) a material change in the geographic location at which the named executive officer must perform services (in other words, the named executive officer’s relocation to a facility or an office location more than a 50-mile radius from the named executive officer’s then current location); or (iv) a material breach by us of a material provision of his agreement. Notwithstanding the foregoing, the named executive officer agrees not to resign for Good Reason without first providing us with written notice of the acts or omissions constituting the grounds for Good Reason within 90 days of the initial existence of the grounds for Good Reason and a reasonable cure period of 30 days following the date of such notice.

•	“Good Reason” (Mr. White only) means Mr. White’s resignation from employment with us within 90 days after any of the following occurs, without his prior written consent: (i) our failure to pay Mr. White any earned salary or annual bonus or other bonus or payment that has become due and payable, provided that we receive written notice from Mr. White of the deficient payment and have been given 30 days to cure; or (ii) prior to a change of control, removal of Mr. White as our Chief Marketing Officer and Executive Vice President or a material reduction in his responsibilities, authority or status as such; or (iii) following a change of control, removal of Mr. White as our Chief Marketing Officer and Executive Vice President or a division or a principal business unit of the acquiring company or a material reduction in his responsibilities, authority or status as such; or (iv) a reduction in Mr. White’s salary by more than 10%, except in connection with a cost-reduction program which applies to all of our executive officers; or (v) a relocation of our principal executive officer by more than 50 miles from the current location in Salt Lake City, Utah; or (vi) any material breach by us of a material provision of his agreement, which the board of directors fails to cure within 30 days of receiving written notice from Mr. White.

•	“Good Reason” (Mr. Wolf only) means Mr. Wolf’s resignation within 90 days following the expiration of any company cure period (discussed below) following the occurrence of one or more of the following, without Mr. Wolf’s express written consent: (i) prior to a change of control, a material reduction of Mr. Wolf’s duties, authority, or responsibilities, relative to Mr. Wolf’s title, duties, authority, or responsibilities as in effect immediately prior to such reduction; or (ii) following a change of control, a change in Mr. Wolf’s reporting position such that Mr. Wolf no longer reports directly to the chief executive officer of the parent corporation in a group of controlled corporations; provided, however, that in the event of change of control, Mr. Wolf agrees to continue his employment with the company or its successor to help ensure a smooth transition of his responsibilities on mutually agreeable terms for a period of up to six months following the change of control. If the company or its successor, or any parent corporation in a control group of corporations that includes the company or its successor, whose securities are listed, admitted to trade, or quoted on a national securities exchange, then Mr. Wolf not serving as the Chief Financial Officer of the publicly traded company (other than as the result of his voluntary resignation not at the request of the company or its successor or its parent) shall be deemed to constitute a material change or reduction in Mr. Wolf’s authority and responsibilities constituting grounds for a Good Reason termination; or (iii) a material reduction of Mr. Wolf’s base compensation (in other words, a material reduction in Mr. Wolf’s base salary or bonus or benefits) as in effect immediately prior to such reduction, other than reductions implemented as part of an overall company-wide reduction program that is applied similarly to all executive officers and is no more than 20%; or (iv) a material change in the geographic location at which Mr. Wolf must perform services (in other words, Mr. Wolf’s relocation to a facility or an office location more than a 50 mile radius from Mr. Wolf’s then current location); or (v) a material breach by the company of a material provision of this agreement. Notwithstanding the foregoing, Mr. Wolf agrees not to resign for Good Reason without first providing the company with the written notice of the acts or omissions constituting the grounds for Good Reason within 90 days of the initial existence of the grounds for Good Reason and a reasonable cure period of 30 days following the date of such notice.

Potential Payments Upon Termination or Change of Control

The tables below provide an estimate of the value of the compensation and benefits due to each of our named executive officers in the events described below, assuming that the termination of employment and/or change in control was effective on June 30, 2010, under the agreements described above. The actual amounts to be paid can only be determined at the time of the termination of employment or change of control, as applicable.

Termination without Cause or Resignation for Good Reason

		Value of	Continuation of
		Accelerated	Healthcare
	Salary	Equity	Coverage
	Continuation ($)	Awards ($)(1)	Premiums ($)	Total ($)

David A. Flynn	240,000	16,023,591 (2)	21,839	16,285,430
Dennis P. Wolf	—	—	—	—
James L. Dawson	—	—	—	—
Lance L. Smith	—	—	—	—
Rick C. White	220,000	7,057,322 (3)	14,559	7,291,881
David R. Bradford	—	15,367,042 (4)	—	15,367,042

(1)	Amounts indicated in the table are calculated as the difference between $17.00, which is the midpoint of the range reflected on the cover page of this prospectus, and the exercise price of these options, multiplied by the number of accelerated shares.

(2)	As of June 30, 2010, 1,027,802 shares of common stock subject to Mr. Flynn’s options would accelerate if he were either terminated without cause or resigns for good reason, which is 29% of the shares subject to the options granted to Mr. Flynn that were unvested as of June 30, 2010.

(3)	As of June 30, 2010, 431,641 shares of common stock subject to Mr. White’s options would accelerate if he were either terminated without cause or resigns for good reason, which is 35% of the shares subject to the options granted to Mr. White that were unvested as of June 30, 2010.

(4)	As of June 30, 2010, 937,605 shares of common stock subject to Mr. Bradford’s options would accelerate if he were terminated without cause, which is 100% of the shares subject to the options granted to Mr. Bradford that were unvested as of June 30, 2010.

Termination without Cause or Resignation for Good Reason
on or following a Change of Control

					Continuation of
			Value of		Healthcare
	Salary		Accelerated		Coverage
	Continuation ($)	Bonus ($)	Equity Awards ($)(1)		Premiums ($)	Total ($)

David A. Flynn	360,000	240,000	49,883,319	(2)	21,839	50,505,158
Dennis P. Wolf	220,000	110,000	11,935,500	(3)	14,559	12,280,059
James L. Dawson	225,000	225,000	12,160,313	(4)	14,559	12,624,872
Lance L. Smith	220,000	132,000	10,945,748	(5)	9,767	11,307,515
Rick C. White	220,000	—	19,995,756	(6)	14,559	20,230,315
David R. Bradford	—	—	15,367,042	(7)	—	15,367,042

(1)	Amounts indicated in the table are calculated as the difference between $17.00, which is the midpoint of the range reflected on the cover page of this prospectus, and the exercise price of these options, multiplied by the number of accelerated shares.

(2)	As of June 30, 2010, 3,508,267 shares of common stock subject to Mr. Flynn’s options would accelerate if he is terminated without cause or resigns for good reason on or following a change of control, which is 100% of the shares subject to the options granted to Mr. Flynn that were unvested as of June 30, 2010. This assumes that the reduction of the original option by 100,000 shares was effective on June 30, 2010.

(3)	As of June 30, 2010, 730,000 shares of common stock subject to Mr. Wolf’s options would accelerate if he is terminated without cause or resigns for good reason within the period commencing three months before and ending twelve months after a change of control, which is 100% of the shares subject to the options granted to Mr. Wolf that were unvested as of June 30, 2010.

(4)	As of June 30, 2010, 743,750 shares of common stock subject to Mr. Dawson’s options would accelerate if he is terminated without cause or resigns for good reason within the period commencing three months before and ending twelve months after a change of control, which is 100% of the shares subject to the options granted to Mr. Dawson that were unvested as of June 30, 2010.

(5)	As of June 30, 2010, 666,250 shares of common stock subject to Mr. Smith’s options would accelerate if he is terminated without cause or resigns for good reason within the period commencing three months before and ending twelve months after a change of control, which is 100% of the shares subject to the options granted to Mr. Smith that were unvested as of June 30, 2010.

(6)	As of June 30, 2010, 1,222,982 shares of common stock subject to Mr. White’s options would accelerate if he is terminated without cause or resigns for good reason on or following a change of control, which is 100% of the shares subject to the options granted to Mr. White that were unvested as of June 30, 2010.

(7)	As of June 30, 2010, 937,605 shares of common stock subject to Mr. Bradford’s options would accelerate if he there were a change of control, which is 100% of the shares subject to the options granted to Mr. Bradford that were unvested as of June 30, 2010.

Employee Benefit Plans

2011 Employee Stock Purchase Plan

Our executive officers and all of our other employees will be allowed to participate in our 2011 Employee Stock Purchase Plan, which will be offered effective upon the completion of our public offering. We believe that providing them the opportunity to participate in the 2011 Employee Stock Purchase Plan provides them with a further incentive towards ensuring our success and accomplishing our corporate goals.

The specific provisions of our 2011 Employee Stock Purchase Plan are as provided for below.

Our board of directors adopted, and our stockholders approved, the 2011 Employee Stock Purchase Plan. The 2011 Employee Stock Purchase Plan will become effective upon the effective date of this registration statement.

A total of 500,000 shares of our common stock will be made available for sale under the 2011 Employee Stock Purchase Plan. In addition, our 2011 Employee Stock Purchase Plan provides for annual increases in the number of shares available for issuance under the plan on the first day of each fiscal year beginning in 2013, equal to the least of:

•	1% of the outstanding shares of our common stock on the first day of such fiscal year;

•	2,000,000 shares; or

•	such amount as determined by our board of directors.

Our compensation committee administers the 2011 Employee Stock Purchase Plan, and will have full and exclusive authority to interpret the terms of the plan and determine eligibility to participate subject to the conditions of the plan as described below.

All of our employees are eligible to participate if they are employed by us, or any participating subsidiary, for at least 20 hours per week and more than five months in any calendar year. However, an employee may not be granted an option to purchase stock under the 2011 Employee Stock Purchase Plan if such employee:

•	immediately after the grant would own stock possessing 5% or more of the total combined voting power or value of all classes of our capital stock; or

•	holds rights to purchase stock under all of our employee stock purchase plans that accrue at a rate that exceeds $25,000 worth of stock for each calendar year.

Our 2011 Employee Stock Purchase Plan is intended to qualify under Section 423 of the Code. Each offering period will be the approximately six month period. The offering periods are scheduled to start on the first trading day on or after February 15 and August 15 of each year, except for the first such offering period, which will commence on the first trading day on or after completion of this offering and will end on the first trading day on or after February 15, 2012.

Our 2011 Employee Stock Purchase Plan permits participants to purchase common stock through payroll deductions of up to 15% of their eligible compensation, which includes a participant’s base straight time gross earnings, certain commissions, overtime and shift premium, but exclusive of payments for incentive compensation, bonuses and other compensation. A participant may purchase a maximum of 1,500 shares during a six month period.

Amounts deducted and accumulated by the participant are used to purchase shares of our common stock at the end of each six-month offer period. The purchase price of the shares will be 85% of the lower of the fair market value of our common stock on the first trading day of each offering period or on the exercise date. Participants may end their participation at any time during an offering period, and will be paid their accrued contributions that have not yet been used to purchase shares of common stock. Participation ends automatically upon termination of employment with us.

A participant may not transfer rights granted under the 2011 Employee Stock Purchase Plan. If the compensation committee permits the transfer of rights, it may only be done by will, the laws of descent and distribution, or as otherwise provided under the 2011 Employee Stock Purchase Plan.

In the event of our merger or change in control, as defined under the 2011 Employee Stock Purchase Plan, a successor corporation may assume or substitute for each outstanding option. If the successor corporation refuses to assume or substitute for the option, the offering period then in progress will be shortened, and a new exercise date will be set. The administrator will notify each participant that the exercise date has been changed and that the participant’s option will be exercised automatically on the new exercise date unless prior to such date the participant has withdrawn from the offering period.

Our 2011 Employee Stock Purchase Plan will automatically terminate in 2031, unless we terminate it sooner. Our board of directors has the authority to amend, suspend or terminate our 2011 Employee Stock Purchase Plan, except that, subject to certain exceptions described in the 2011 Employee Stock Purchase Plan, no such action may adversely affect any outstanding rights to purchase stock under our 2011 Employee Stock Purchase Plan.

2011 Equity Incentive Plan

Our board of directors adopted, and our stockholders approved, our 2011 Equity Incentive Plan. Subject to stockholder approval, the 2011 Equity Incentive Plan is effective upon the effective date of this offering. Our 2011 Equity Incentive Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code, to our employees and any of our parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options, restricted stock, restricted stock units, stock appreciation rights, performance units and performance shares to our employees, directors and consultants and our parent and subsidiary corporations’ employees and consultants.

A total of 12,132,430 shares of our common stock are reserved for issuance pursuant to the 2011 Equity Incentive Plan, of which no awards are issued and outstanding. In addition, the shares reserved for issuance under our 2011 Equity Incentive Plan will also include shares returned to the Stock Plans (as defined below) as the result of expiration or termination of options (provided that the maximum number of shares that may be added to the 2011 Equity Incentive Plan pursuant to the Stock Plans is 25,867,172 shares). The number of shares available for issuance under the 2011

Equity Incentive Plan will also include an annual increase on the first day of each fiscal year beginning in 2013, equal to the least of:

•	10,000,000 shares;

•	5% of the outstanding shares of common stock as of the last day of our immediately preceding fiscal year; or

•	such other amount as our board of directors may determine.

Our compensation committee will administer our 2011 Equity Incentive Plan after the completion of this offering. In the case of options intended to qualify as “performance-based compensation” within the meaning of Section 162(m) of the Internal Revenue Code, the committee will consist of two or more “outside directors” within the meaning of Section 162(m).

Subject to the provisions of our 2011 Equity Incentive Plan, the administrator has the power to determine the terms of the awards, including the exercise price, the number of shares subject to each such award, the exercisability of the awards and the form of consideration, if any, payable upon exercise. The administrator also has the authority to amend existing awards to reduce their exercise price, to allow participants the opportunity to transfer outstanding awards to a financial institution or other person or entity selected by the administrator and to institute an exchange program by which outstanding awards may be surrendered in exchange for awards with a higher or lower exercise price.

The exercise price of options granted under our 2011 Equity Incentive Plan must at least be equal to the fair market value of our common stock on the date of grant. The term of an incentive stock option may not exceed 10 years, except that with respect to any participant who owns 10% of the voting power of all classes of our outstanding stock, the term must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. Subject to the provisions of our 2011 Equity Incentive Plan, the administrator determines the term of all other options.

After the termination of service of an employee, director or consultant, he or she may exercise his or her option or stock appreciation right for the period of time stated in his or her award agreement. Generally, if termination is due to death or disability, the option or stock appreciation right will remain exercisable for 12 months. In all other cases, the option or stock appreciation right will generally remain exercisable for three months following the termination of service. However, in no event may an option be exercised later than the expiration of its term.

Stock appreciation rights may be granted under our 2011 Equity Incentive Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. Subject to the provisions of our 2011 Equity Incentive Plan, the administrator determines the terms of stock appreciation rights, including when such rights become exercisable and whether to pay any increased appreciation in cash or with shares of our common stock, or a combination thereof, except that the per share exercise price for the shares to be issued pursuant to the exercise of a stock appreciation right will be no less than 100% of the fair market value per share on the date of grant.

Awards of restricted stock may be granted under our 2011 Equity Incentive Plan, which are grants of shares of our common stock that vest in accordance with terms and conditions established by the administrator. The administrator will determine the number of shares granted and may impose whatever conditions to vesting it determines to be appropriate (for example, the administrator may set restrictions based on the achievement of specific performance goals or continued service to us). The administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture.

Awards of restricted stock units may be granted under our 2011 Equity Incentive Plan, which are bookkeeping entries representing an amount equal to the fair market value of one share of our common stock. The administrator determines the terms and conditions of restricted stock units including the number of units granted, the vesting criteria (which may include accomplishing specified performance criteria or continued service to us) and the form and timing of payment. The administrator, in its sole discretion may accelerate the time at which any restrictions will lapse or be removed.

Awards of performance units and performance shares may be granted under our 2011 Equity Incentive Plan, which are awards that will result in a payment to a participant only if performance goals established by the administrator are achieved or the awards otherwise vest. The administrator will establish organizational or individual performance goals in its discretion, which, depending on the extent to which they are met, will determine the number and/or the value of performance units and performance shares to be paid out to participants. After the grant of a performance unit or performance share, the administrator, in its sole discretion, may reduce or waive any performance objectives or other vesting provisions for such performance units or performance shares. The administrator, in its sole discretion, may pay earned performance units or performance shares in the form of cash, in shares or in some combination thereof.

Our 2011 Equity Incentive Plan provides that all non-employee directors will be eligible to receive all types of awards (except for incentive stock options) under the 2011 Equity Incentive Plan.

Unless the administrator provides otherwise, our 2011 Equity Incentive Plan generally does not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime.

Our 2011 Equity Incentive Plan provides that in the event of a merger or “change in control”, as defined in the 2011 Equity Incentive Plan, each outstanding award will be treated as the administrator determines, including that the successor corporation or its parent or subsidiary will assume or substitute an equivalent award for each outstanding award. The administrator is not required to treat all awards similarly. If there is no assumption or substitution of outstanding awards, the awards will fully vest, all restrictions will lapse, all performance goals or other vesting criteria will be deemed achieved at 100% of target levels and the awards will become fully exercisable.

2010 Executive Stock Incentive Plan and 2008 Stock Incentive Plan, as amended

Our 2010 Executive Stock Incentive Plan, or the 2010 Plan, was adopted by our board of directors and approved by our stockholders in July 2010. Our 2008 Stock Incentive Plan, or the 2008 Plan, and together with the 2010 Plan, the Stock Plans, was adopted by our board of directors and approved by our stockholders in March 2008, and was subsequently amended by our board of directors in June 2008, July 2010 and January 2011, respectively.

The Stock Plans provide for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code, to our employees and any affiliate’s employees, and for the grant of nonstatutory stock options and awards of restricted or unrestricted shares of common stock to our employees, consultants, and advisors and our affiliates’ employees, consultants, and advisors. However, no advisor or consultant is eligible to receive an award under the 2008 Plan if such person’s participation in the 2008 Plan adversely affects our compliance with Rule 701 of the Securities Act of 1933 or with any other applicable law. The Stock Plans will terminate upon the completion of this offering. However, each Stock Plan will continue to govern the terms and conditions of the outstanding stock options and stock awards previously granted under the respective Stock Plan.

Subject to the provisions of the Stock Plans, the maximum aggregate number of shares (subject to adjustment) of our common stock, par value $0.0002 per share, that may be subject to awards and sold under the Stock Plans as of March 31, 2011 was 18,984,159 shares. Shares issued pursuant to awards under the Stock Plans that we repurchase or that expire or are forfeited, as well as shares used to pay the exercise price of an award or to satisfy the tax withholding obligations related to an award, will become available for future grant under the Stock Plans. In addition, to the extent that an award is paid out in cash rather than shares, such cash payment will not reduce the number of shares available for issuance under the Stock Plans.

Our board of directors currently administers the Stock Plans. Under the Stock Plans, the administrator has the authority and discretion to select those individuals who will receive awards, choose the type or types of awards to be granted to selected individuals, and determine the terms that will apply to the awards granted (including the number of shares of common stock that the recipient may be entitled to receive or purchase), which terms may vary from award to award. The administrator also may authorize generally or in specific cases any adjustment in the exercise price, vesting schedule, number of shares subject to, or the term of any option by cancelling an outstanding option and subsequently regranting the option by amendment, substitution, waiver, or other legally valid means. The administrator also has the authority to determine the fair market value of a share of our common stock for purposes of the Stock Plans and the awards granted thereunder. The administrator is authorized to interpret the provisions of the Stock Plans and individual award agreements, and generally take any other actions that are contemplated by the Stock Plans or necessary or appropriate in the administration of the Stock Plans and individual award agreements. All decisions of the administrator are final and binding on all persons.

The administrator may grant incentive and/or nonstatutory stock options under the Stock Plans, provided that incentive stock options are only granted to employees. The exercise price of such options must equal at least the fair market value of our common stock on the date of grant, provided, however, that the administrator may authorize the repricing of the option without stockholder approval. The term of an incentive stock option may not exceed ten years; provided, however, that an incentive stock option held by a participant who owns more than 10% of the total combined voting power of all classes of our stock, or of certain of our affiliates, may not have a term in excess of five years and must have an exercise price of at least 110% of the fair market value of our common stock on the grant date. The administrator will determine the methods of payment of the exercise price of an option, which may include cash, check, promissory note, shares or other property acceptable to the administrator. Subject to the provisions of the Stock Plans, the administrator determines the remaining terms of the options (e.g., vesting). After the termination of service of an employee, consultant, or advisor, the participant generally may exercise his or her option, to the extent vested as of such date of termination, for three months if he or she terminates for reasons other than cause (12 months for terminations as a result of death or disability); otherwise, the option terminates as of the termination date, unless the administrator provides differently in an award agreement. However, in no event may an option be exercised later than the expiration of its term. The specific term will be set forth in an award agreement.

Stock awards may be granted under the Stock Plans in the form of unrestricted or restricted shares of our common stock. The administrator will determine the purchase price per share of the common stock covered by each stock award, but in no case will the purchase price be less than the par value of our common stock.

The purchase price must be paid in full at the time of purchase, in such form or forms of consideration that the administrator may prescribe. Restricted stock awards are grants of shares of our common stock that are subject to various restrictions, including restrictions on transferability and forfeiture provisions. Shares of restricted stock will vest and the restrictions on such shares will lapse, in accordance with terms and conditions established by the administrator. The administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. Recipients of restricted stock awards generally will have voting and dividend rights with respect to such shares upon grant without regard to vesting, unless the administrator provides otherwise. Shares of restricted stock that do not vest for any reason will be forfeited by the recipient and will revert to the share reserve available for grant under the Stock Plans. The specific terms will be set forth in an award agreement.

Unless the administrator provides otherwise, the Stock Plans generally do not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime.

In the event of certain changes in our capitalization, to prevent diminution or enlargement of the benefits or potential benefits available under the Stock Plans, the administrator will make proportionate adjustments to the exercise price and/or the number and/or type of shares covered by each award. The administrator may also provide for cash payments, or for the exchange of outstanding options granted under the Stock Plans for other awards in such circumstances, such as by conversion, assumption, or substitution of an option for another company’s options on a ratio corresponding to the terms of a merger or other reorganization.

Our Stock Plans provide that in the event of a change in control event, as defined under the Stock Plans, each outstanding award will be treated as the administrator determines, except that if the administrator does not make a provision for the substitution, assumption, exchange, or other continuation or cash payment in settlement of an award, or such award would not otherwise in accordance with its terms, then each outstanding option will fully vest and all restrictions on restricted shares will lapse upon the occurrence of a change in control event. The awards will then terminate upon the expiration of the specified period of time.

Our board of directors has the authority to amend, alter, suspend or terminate the Stock Plans Plan provided such action does not impair the existing rights of any participant. Our 2010 Stock Plan will automatically terminate in 2020, and our 2008 Stock Plan will automatically terminate in 2018, in each case, unless we terminate it sooner.

2006 Stock Option Plan

Our 2006 Stock Option Plan, or the 2006 Plan, was adopted by our board of directors and approved by our stockholders on July 15, 2006. The 2006 Plan was terminated on March 20, 2008. Following the termination of our 2006 Plan, we did not grant any additional awards under the 2006 Plan, but the 2006 Plan will continue to govern the terms and conditions of the outstanding awards previously granted thereunder.

Our 2006 Plan provided for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code, to our employees and any affiliates’ employees, and for the grant of nonqualified stock options to our employees, directors and consultants and our affiliates’ employees and consultants.

As of March 31, 2011, options to purchase 535,000 shares of our common stock were outstanding under the 2006 Plan. If an option expires or becomes unexercisable without having been exercised in full, such shares will become available for future grant or sale.

Our board of directors currently administers our 2006 Plan. Under our 2006 Plan, the administrator has the power to determine the terms of options, including the employees, directors and consultants who will receive options, the conditions on the ability to exercise all or any part of an option granted under the 2006 Plan, and any vesting acceleration applicable thereto. The administrator also may modify any outstanding option, provided that no modification, without a participant’s consent, may adversely affect any rights of a participant. The administrator may have the authority to interpret all provisions of the 2006 Plan, to prescribe the form of stock option agreements, and to adopt, amend, and rescind rules pertaining to the administration of the 2006 Plan. Any decision made, or action taken, by the administrator or in connection with the administration of the 2006 Plan shall be final and conclusive on all persons.

The exercise price of options granted under our 2006 Plan had to be at least equal to the fair market value of our common stock on the date of grant. The term of an incentive stock option had to not exceed 10 years, except that with respect to any optionee who owned 10% of the voting power of all classes of our outstanding stock as of the grant date, the term could not exceed 5 years and the exercise price had to equal at least 110% of the fair market value on the grant date. Unless otherwise provided in the option agreement, payment of the exercise price of an option will be made in cash or a cash equivalent acceptable to the administrator. The administrator also may provide for the payment of the exercise price of an option by shares. Subject to the provisions of our 2006 Plan, the administrator determined the terms of all other options in its discretion.

After the termination of service of an employee, director or consultant, he or she may exercise his or her option to the extent vested for the period of time stated in his or her option agreement. Generally, if termination is due to death or disability, the option will remain exercisable for one year. In all other cases, the option will generally remain exercisable for three months following the termination of service. However, in no event may an option be exercised later than the expiration of its term.

Unless the administrator provides otherwise, our 2006 Plan generally does not allow for the transfer of awards (except by will or descent) and only the recipient of an award may exercise an award during his or her lifetime.

In the event of certain changes in our capitalization, a liquidation, or a merger or consolidation that does not result in us being the surviving company, we or the administrator may make adjustments to the number, value, and class of stock represented by the options in accordance with such terms as we or the administrator may determine.

In the event of a merger or consolidation of our company (regardless of whether we are the surviving corporation), or a sale of substantially all of our assets, we or the administrator may terminate, modify, amend, substitute and compromise outstanding options. The administrator also has the discretion to provide that upon a change in control, an option held by an optionee who has not terminated his or her employment shall become fully vested.

Our board of directors has the authority to amend, suspend or terminate the 2006 Plan provided such action does not impair the rights of any optionee without his or her written consent.

Executive Incentive Compensation Plan

Our Executive Incentive Compensation Plan, or the Bonus Plan, was adopted by our board of directors in May 2011. The Bonus Plan allows our board of directors or its committee to provide cash incentive awards to selected employees of the Company, including our named executive officers, based upon performance goals established by our board of directors or its committee.

Under the Bonus Plan, our board of directors or its committee determines the performance goals applicable to any award, which goals may include, without limitation, the attainment of research and development milestones, sales bookings, business divestitures and acquisitions, cash flow, cash position, contract awards or backlog, customer renewals, customer retention rates from an acquired company, business unit or division, earnings (which may include earnings before interest and taxes, earnings before taxes and net earnings), earnings per share, expenses, gross margin, growth in stockholder value relative to the moving average of the S&P 500 Index or another index, internal rate of return, inventory turns, inventory levels, market share, net income, net profit, net sales, new product development, new product invention or innovation, number of customers, operating cash flow, operating expenses, operating income, operating margin, overhead or other expense reduction, product defect measures, product release timelines, productivity, profit, return on assets, return on capital, return on equity, return on investment, return on sales, revenue, revenue growth, sales results, sales growth, stock price, time to market, total stockholder return, and working capital, and individual objectives such as peer reviews or other subjective or objective criteria. Performance goals that include the Company’s financial results may be determined in accordance with U.S. generally accepted accounting principles, or GAAP, or such financial results may consist of non-GAAP financial measures. The performance goals may differ from participant to participant and from award to award.

Our board of directors or its committee may, in its sole discretion and at any time, increase, reduce or eliminate a participant’s actual award, and/or increase, reduce or eliminate the amount allocated to the bonus pool for a particular performance period. The actual award may be below, at or above a participant’s target award, in the board of director’s discretion. Our board of directors or its committee may determine the amount of any reduction on the basis of such factors as it deems relevant, and it is not be required to establish any allocation or weighting with respect to the factors it considers.

Actual awards are paid in cash only after they are earned, which usually requires continued employment through the date a bonus is paid. Payment of bonuses occurs as soon as administratively practicable after they are earned, but no later than the dates set forth in the Bonus Plan.

Our board of directors has the authority to amend, alter, suspend or terminate the Bonus Plan provided such action does not impair the existing rights of any participant with respect to any earned bonus.

Limitation on Liability and Indemnification Matters

Our amended and restated certificate of incorporation and amended and restated bylaws, each to be effective upon the completion of this offering, will provide that we will indemnify our directors and officers, and may indemnify our employees and other agents, to the fullest extent permitted by the Delaware General Corporation Law, which prohibits our amended and restated certificate of incorporation from limiting the liability of our directors for the following:

•	any breach of the director’s duty of loyalty to us or to our stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or unlawful stock repurchases or redemptions; and

•	any transaction from which the director derived an improper personal benefit.

If Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law, as so amended. Our amended and restated certificate of incorporation does not eliminate a director’s duty of care and, in appropriate circumstances, equitable remedies, such as injunctive or other forms of non-monetary relief, remain available under Delaware law. This provision also does not affect a director’s responsibilities under any other laws, such as the federal securities laws or other state or federal laws. Under our amended and restated bylaws, we will also be empowered to purchase insurance on behalf of any person whom we are required or permitted to indemnify.

In addition to the indemnification required in our amended and restated certificate of incorporation and amended and restated bylaws, we have entered into indemnification agreements with each of our current directors and officers and some employees. These agreements provide for the indemnification of our directors, officers and some employees for certain expenses and liabilities incurred in connection with any action, suit, proceeding or alternative dispute resolution mechanism, or hearing, inquiry or investigation that may lead to one of the foregoing, to which the officer, director or employee is a party, or is threatened to be made a party, or is a witness, by reason of the fact that he is or was a director, officer, employee, agent or fiduciary of our company, or any of our subsidiaries, by reason of any action or inaction by him while serving as an officer, director, agent or fiduciary, or by reason of the fact that he is or was serving at our request as a director, officer, employee, agent or fiduciary of another entity. In the case of an action or proceeding by or in the right of our company or any of our subsidiaries, no indemnification will be provided for any claim where a court determines that the indemnified party is prohibited from receiving indemnification. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors’ and officers’ liability insurance. We have also entered into indemnification agreements with certain stockholders affiliated with our directors. Under the indemnification agreements, we agreed to indemnify these stockholders to the fullest extent allowable under applicable law for lawsuits, inquiries, investigations and similar proceedings in which they are involved by reason of the fact that they are our stockholders or lenders to us, the fact that they appointed or were affiliated with our directors, by reason of anything done or not done by such affiliated directors or because the affiliated directors were our agents, or by reason of the fact that the stockholders are or were acting as our express agent.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Other than compensation arrangements, we describe below transactions and series of similar transactions, during our last three fiscal years, to which we were a party or will be a party, in which:

•	the amounts involved exceeded or will exceed $120,000; and

•	any of our directors, executive officers or beneficial holders of more than 5% of any class of our capital stock had or will have a direct or indirect material interest.

Compensation arrangements for our directors and named executive officers are described elsewhere in this prospectus.

Preferred Stock Financings

Series A Convertible Preferred Stock Financing

Between March 2008 and May 2008, we issued and sold an aggregate of 10,978,950 shares of Series A convertible preferred stock at a per share purchase price of $1.093, each as adjusted for a 5-for-1 forward stock split of the Series A convertible preferred stock in July 2008, for aggregate consideration of approximately $12.0 million. Purchasers of the Series A convertible preferred stock included New Enterprise Associates 12, Limited Partnership, or NEA 12, which holds more than 5% of our outstanding capital stock and whose general partners include Forest Baskett and Scott D. Sandell, both of whom are members of our board of directors. NEA 12 purchased 8,647,755 shares of Series A convertible preferred stock for an aggregate purchase price of $9,451,996.

Series B Convertible Preferred Stock Financing

Between April 2009 and October 2009, we issued and sold an aggregate of 24,009,902 shares of Series B convertible preferred stock at a per share purchase price of $2.00, for aggregate consideration of approximately $48.0 million. Purchasers of the Series B convertible preferred stock include NEA 12 and Lightspeed Venture Partners VIII, L.P., or Lightspeed VIII, which holds more than 5% of our outstanding capital stock and whose representative, Christopher J. Schaepe, is a member of our board of directors. The following table summarizes purchases of Series B convertible preferred stock from us by the above-listed investors:

	Shares
	of Series B	Total Purchase
Name of Stockholder	Preferred Stock	Price

New Enterprise Associates 12, Limited Partnership	9,000,000	$18,000,000
Lightspeed Venture Partners VIII, L.P.	7,500,000	$15,000,000

Series C Convertible Preferred Stock Financing

Between April 2010 and May 2010, we issued and sold an aggregate of 11,576,681 shares of Series C convertible preferred stock at a per share purchase price of $3.869 pursuant to a stock purchase agreement for an aggregate purchase price of approximately $44.8 million. Purchasers of the Series C convertible preferred stock include NEA 12, and Lightspeed VIII. The following table summarizes purchases of Series C convertible preferred stock by the above-listed investors:

	Shares
	of Series C	Total Purchase
Name of Stockholder	Preferred Stock	Price

New Enterprise Associates 12, Limited Partnership	2,843,112	$11,000,000
Lightspeed Venture Partners VIII, L.P.	1,292,324	$5,000,002

Bridge Note Financings

In November 2007, we issued convertible promissory notes in an aggregate principal amount of $616,000. These promissory notes accrued interest at the rate of 10% per annum, compounded annually. In March 2008, the outstanding principal and interest due under these notes converted into 616 shares of Series Angel preferred stock, which were converted into 554,400 shares of Series A convertible preferred stock in connection with the Series A convertible preferred stock financing. Sandusky Investments, Ltd., which is affiliated with David A. Flynn, one of our executive officers and directors, purchased notes from us with a principal amount of $214,000, which later converted into 192,600 shares of Series A convertible preferred stock in the Series A convertible preferred stock financing.

Between November 2007 and May 2008, we issued convertible promissory notes in an aggregate principal amount of approximately $4.6 million. These promissory notes accrued interest at the rate of 10% per annum, compounded annually. In March 2008, the outstanding principal and interest due under these notes converted into 4,190,620 shares of Series A convertible preferred stock at $1.093 per share, each as adjusted for a 5-for-1 forward stock split in July 2008. Purchasers of the notes included NEA 12. NEA 12 purchased notes from us with a principal amount of $4.1 million, which later converted into 3,812,210 shares of Series A convertible preferred stock, on a split-adjusted basis.

Between August 2008 and March 2009, we issued convertible promissory notes in an aggregate principal amount of approximately $15.0 million. These promissory notes accrued interest at the rate of 10% per annum, compounded annually. In April 2009, the outstanding principal and interest due under these notes converted into 7,763,668 shares of Series B convertible preferred stock at $2.00 per share. Purchasers of the notes included NEA 12. NEA 12 purchased notes from us with a principal amount of $4.5 million, which later converted into 2,328,766 shares of Series B convertible preferred stock.

In March 2010, we issued convertible promissory notes in an aggregate principal amount of $5.0 million. These promissory notes accrued interest at the rate of 10% per annum, compounded annually. In April 2010, the outstanding principal and interest due under these notes converted into 1,302,237 shares of Series C convertible preferred stock at $3.869 per share. Purchasers of the notes included NEA 12 and Lightspeed VIII. The following table summarizes purchases of Series C convertible preferred stock from us by the above-listed investors:

	Shares of Series C	Note Principal
Name of Stockholder	Preferred Stock	Amount

New Enterprise Associates 12, Limited Partnership	911,566	$3,500,000
Lightspeed Venture Partners VIII, L.P.	390,671	$1,500,000

Common Stock Purchases

On February 19, 2011, two of our directors, Dana L. Evan and H. Raymond Bingham, each purchased 30,000 shares of our common stock at a price per share of $5.12, in each case for an aggregate purchase price of $153,600.

Investors Rights Agreement

We are party to an investors’ rights agreement which provides, among other things, that holders of our preferred stock have the right to demand that we file a registration statement or request that their shares be covered by a registration statement that we are otherwise filing. For a more detailed description of these registration rights, see “Description of Capital Stock — Registration Rights”.

Employment Arrangements and Indemnification Agreements

We have entered into employment and consulting arrangements with certain of our current and former executive officers. See “Executive Compensation — Employment Agreements and Offer Letters”.

We have also entered into indemnification agreements with each of our directors and officers, as well as certain stockholders affiliated with our directors. The indemnification agreements and our certificate of incorporation and bylaws in effect upon the completion of this offering require us to indemnify our directors and officers to the fullest extent permitted by Delaware law. See “Executive Compensation — Limitation on Liability and Indemnification Matters”.

Policies and Procedures for Related Party Transactions

The audit committee of our board of directors has the primary responsibility for reviewing and approving transactions with related parties. Our audit committee charter provides that the audit committee shall review and approve in advance any related party transactions. As of the date of this prospectus, we have not adopted any formal standards, policies or procedures governing the review and approval of related-party transactions, but we intend to do so in the future.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our common stock at May 16, 2011 and as adjusted to reflect the sale of common stock in this offering, for:

•	each of our directors;

•	each of our named executive officers;

•	all of our current directors and executive officers as a group;

•	each person, or group of affiliated persons, who we know beneficially owned more than 5% of our common stock; and

•	all selling stockholders.

We have determined beneficial ownership in accordance with the rules of the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose, including for purposes of Sections 13(d) and 13(g) of the Securities Act. Except as indicated by the footnotes below, we believe, based on information furnished to us, that the persons and entities named in the table below have sole voting and sole investment power with respect to all shares of common stock that they beneficially owned, subject to applicable community property laws.

Applicable percentage ownership prior to this offering is based on 67,258,264 shares of common stock outstanding at May 16, 2011, assuming conversion of our convertible preferred stock into common stock. Applicable percentage ownership after this offering is based on 78,013,871 shares of common stock outstanding at May 16, 2011, after giving effect to the issuance of 10,755,607 shares of our common stock and the exercise of 1,024,000 shares of our common stock that we expect to be sold in this offering by certain selling stockholder upon the exercise of vested options at the closing of this offering. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of such person, we deemed to be outstanding all shares of common stock subject to options held by the person that are currently exercisable or exercisable within 60 days of May 16, 2011. We did not deem such shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Fusion-io, Inc., 2855 E. Cottonwood Parkway, Suite 100, Salt Lake City, Utah 84121.

	Shares Beneficially Owned			Shares Beneficially Owned
	Prior to this Offering		Number of Shares	After this Offering
Name of Beneficial Owner	Number	%	being Offered	Number	%

Directors, Named Executive Officers and other Selling Stockholders:
David A. Flynn(1)	6,872,886	9.99	500,000	6,372,886	7.96
Dennis P. Wolf(2)	344,999	*	105,000	239,999	*
James L. Dawson(3)	593,750	*	117,500	476,250	*
Lance L. Smith(4)	664,999	*	160,000	504,999	*
Rick C. White(5)	5,296,584	7.75	500,393	4,796,191	5.99
Forest Baskett(6)	25,935,930	38.56	—	25,935,930	32.81
H. Raymond Bingham(7)	35,000	*	—	35,000	*
Dana L. Evan	30,000	*	—	30,000	*
Scott D. Sandell(8)	25,935,930	38.56	—	25,935,930	32.81
Christopher J. Schaepe(9)	8,823,741	13.12	—	8,823,741	11.16
David R. Bradford(10)	673,619	*	—	673,619	*
Neil A. Carson(11)	182,292	*	85,000	97,292	*
Shawn J. Lindquist(12)	195,207	*	76,500	118,707	*
All directors and executive officers as a group (12 Persons)(13)	48,975,388	68.17	1,544,393	47,430,995	56.72

Other 5% Stockholders:
New Enterprise Associates 12, Limited Partnership(14)	25,935,930	38.56	—	25,935,930	32.81
Lightspeed Venture Partners VIII, L.P.(15)	8,823,741	13.12	—	8,823,741	11.16

*	Less than one percent (1%).

(1)	Mr. Flynn is the Chief Executive Officer, President and a Director of Fusion-io. Consists of (i) 5,000,000 shares held of record by Sandusky Investments, Ltd., which is controlled by Mr. Flynn and co-owned by Mr. Flynn and other affiliated persons, (ii) 314,955 shares held of record by Mr. Flynn, and (iii) 1,557,931 shares issuable pursuant to stock options exercisable within 60 days of May 16, 2011.

(2)	Mr. Wolf is the Chief Financial Officer and an Executive Vice President of Fusion-io. Consists of (i) 20,000 shares of record held by the Wolf 1996 Revocable Trust, and (ii) 324,999 shares, issuable pursuant to stock options exercisable within 60 days of May 16, 2011. Of the shares being sold in the offering, 85,000 shares are being sold by Mr. Wolf and 20,000 are being sold by the Wolf 1996 Trust.

(3)	Mr. Dawson is the Executive Vice President of Worldwide Sales of Fusion-io. Consists of (i) 25,000 shares held by the Dawson Family Trust, and (ii) 568,750 shares issuable pursuant to stock options exercisable within 60 days of May 16, 2011.

(4)	Mr. Smith is the Chief Operating Officer and an Executive Vice President of Fusion-io. Consists of 664,999 shares issuable pursuant to stock options exercisable within 60 days of May 16, 2011.

(5)	Mr. White is the Chief Marketing Officer, an Executive Vice President and a Director of Fusion-io. Consists of (i) 4,200,393 shares held of record by West Coast VC, LLC, which is indirectly owned by Mr. White and his spouse, and (ii) 1,096,191 shares issuable pursuant to stock options exercisable within 60 days of May 16, 2011. Of the shares being sold in the offering, 500,393 are being sold by West Coast VC, LLC.

(6)	See footnote (14) below regarding Dr. Baskett’s relationship with New Enterprise Associates, Inc. and its affiliated entities. Dr. Baskett does not have voting or dispositive power over the shares held of record by Ven 2008.

(7)	Consists of (i) 30,000 shares held by The Lyman and Thora Bingham Revocable Living Trust, and (ii) 5,000 shares issuable pursuant to stock options exercisable within 60 days of May 16, 2011.

(8)	See footnote (14) below regarding Mr. Sandell’s relationship with New Enterprise Associates, Inc. and its affiliated entities. Mr. Sandell does not have voting or dispositive power over the shares held of record by Ven 2008.

(9)	See footnote (15) below regarding Mr. Schaepe’s relationship with Lightspeed Venture Partners VIII, L.P. (“Lightspeed VIII”).

(10)	Consists of (i) 12,500 shares held of record by Mr. Bradford, and (ii) 661,119 shares issuable pursuant to stock options exercisable within 60 days of May 16, 2011.

(11)	Mr. Carson is the Chief Technology Officer and an Executive Vice President of Fusion-io. Consists of 182,292 shares issuable pursuant to stock options exercisable within 60 days of May 16, 2011.

(12)	Mr. Lindquist is the Chief Legal Officer, Secretary and an Executive Vice President of Fusion-io. Consists of (i) 15,000 shares of record held by Bentbrook Holdings, LLC, controlled by Mr. Lindquist’s spouse, and (ii) 180,207 shares issuable pursuant to stock options exercisable within 60 days of May 16, 2011.

(13)	Includes 4,580,369 shares issuable pursuant to stock options exercisable within 60 days of May 16, 2011.

(14)	Consists of (i) 25,829,872 shares held of record by New Enterprise Associates 12, Limited Partnership (“NEA 12”); (ii) 92,333 shares held of record by New Enterprise Associates 13, L.P. (“NEA 13”); and (iii) 13,725 shares held of record by NEA Ventures 2008, L.P. (“Ven 2008”). The shares directly held by NEA 12 are indirectly owned by NEA Partners 12, Limited Partnership (“NEA Partners 12”), the sole general partner of NEA 12, NEA 12 GP, LLC (“NEA 12 LLC”), the sole general partner of NEA Partners 12 and each of the individual Managers of NEA 12 LLC. The individual Managers (collectively, the “Managers”) of NEA 12 LLC are M. James Barrett, Peter J. Barris, Forest Baskett (a member of our board of directors), Ryan D. Drant, Patrick J. Kerins, Krishna “Kittu” Kolluri, C. Richard Kramlich, Charles W. Newhall III, Mark W. Perry and Scott D. Sandell (a member of our board of directors). The shares directly held by NEA 13 are indirectly owned by NEA Partners 13, L.P. (“NEA Partners 13”), the sole general partner of NEA 13, NEA 13 GP, LTD (“NEA 13 LTD”), the sole general partner of NEA Partners 13 and each of the individual Directors of NEA 13 LTD. The individual Directors (collectively, the “Directors”) of NEA 13 LTD are M. James Barrett, Peter J. Barris, Forest Baskett (a member of our board of directors), Ryan D. Drant, Patrick J. Kerins, Krishna “Kittu” Kolluri, C. Richard Kramlich, David M. Mott, Scott D. Sandell (a member of our board of directors), Ravi Viswanathan and Harry R. Weller. The shares directly held by Ven 2008 are indirectly owned by Karen P. Welsh, the general partner of Ven 2008. NEA 12, NEA Partners 12, NEA 12 LLC and the Managers share voting and dispositive power with regard to the shares directly held by NEA 12. NEA 13, NEA Partners 13, NEA 13 LTD and the Directors share voting and dispositive power with regard to the shares directly held by NEA 13. Karen P. Welsh, the general partner of Ven 2008, holds voting and dispositive power over the shares held by Ven 2008. The principal business address of New Enterprise Associates, Inc. is 1954 Greenspring Drive, Suite 600, Timonium, MD 21093.

(15)	Consists of 8,823,741 shares held of record by Lightspeed VIII. The shares directly held by Lightspeed VIII are indirectly owned by Lightspeed Ultimate General Partner VIII, Ltd. (“GP VIII”), the sole general partner of Lightspeed General Partner VIII, L.P., which is the sole general partner of Lightspeed VIII. The individual directors of GP VIII are Christopher J. Schaepe (a member of our board of directors), Barry Eggers, Ravi Mhatre, and Peter Nieh. The address for this entity is 2200 Sand Hill Road, Menlo Park, CA 94025.

DESCRIPTION OF CAPITAL STOCK

General

The following is a summary of the rights of our common stock and preferred stock and certain provisions of our certificate of incorporation and bylaws as they will be in effect upon the completion of this offering. This summary does not purport to be complete and is qualified in its entirety by the provisions of our certificate of incorporation and bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part.

Immediately following the completion of this offering, our authorized capital stock will consist of 510,000,000 shares, with a par value of $0.0002 per share, of which:

•	500,000,000 shares will be designated as common stock; and

•	10,000,000 shares will be designated as preferred stock.

As of March 31, 2011, we had outstanding 67,053,477 shares of common stock, held by approximately 113 stockholders of record, and no shares of preferred stock, assuming the automatic conversion of all outstanding shares of our convertible preferred stock into common stock effective immediately prior to the completion of this offering. In addition, as of March 31, 2011, we had outstanding options to acquire 26,140,906 shares of our common stock and a warrant to purchase 125,800 shares of our common stock, assuming that the outstanding warrant for outstanding shares of our convertible preferred stock becomes exercisable for an equivalent number of shares of our common stock upon completion of this offering.

Common Stock

The holders of common stock are entitled to one vote per share on all matters submitted to a vote of our stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Subject to preferences that may be applicable to any preferred stock outstanding at the time, the holders of outstanding shares of common stock are entitled to receive ratably any dividends declared by our board of directors out of assets legally available. See the section entitled “Dividend Policy”. Upon our liquidation, dissolution or winding up, holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then outstanding shares of preferred stock. Holders of common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock.

Preferred Stock

After the completion of this offering, no shares of preferred stock will be outstanding. Pursuant to our certificate of incorporation, the board of directors will have the authority, without further action by the stockholders, to issue from time to time up to 10,000,000 shares of preferred stock in one or more series. Our board of directors may designate the rights, preferences, privileges and restrictions of the preferred stock, including dividend rights, conversion rights, voting rights, redemption rights, liquidation preference, sinking fund terms and the number of shares constituting any series or the designation of any series. The issuance of preferred stock could have the effect of restricting dividends on the common stock, diluting the voting power of the common stock, impairing the liquidation rights of the common stock or delaying deterring or preventing a change in control. Such issuance could have the effect of decreasing the market price of the common stock. The issuance of preferred stock or even the ability to issue preferred stock could also have the effect of delaying, deterring or preventing a change in control. We currently have no plans to issue any shares of preferred stock.

Warrants

As of March 31, 2011, a warrant to purchase 125,800 shares of our Series A convertible preferred stock was issued and outstanding with an exercise price of $1.093 per share. This warrant expires in September 2018. Upon completion of this offering, this warrant will be exercisable for an equivalent number of shares of our common stock.

Registration Rights

Following this offering’s completion, the holders of an aggregate of 52,489,072 shares of our common stock, or their permitted transferees, are entitled to rights with respect to the registration of these shares under the Securities Act. These rights are provided under the terms of an investors’ rights agreement between us and the holders of these shares, which was entered into in connection with our convertible preferred stock financings, and include demand registration rights, short-form registration rights and piggyback registration rights.

The registration rights terminate with respect to the registration rights of an individual holder upon the earlier of the date two years following the completion of this offering or the time when (i) the holder or its affiliates owns less than five percent of all outstanding registrable securities and (ii) the holder can sell all of the holder’s shares in any three month period under Rule 144.

Demand Registration Rights

The holders of an aggregate of 52,489,072 shares of our common stock, or their permitted transferees, are entitled to demand registration rights. Under the terms of the investors’ rights agreement, we will be required, upon the written request of holders of a majority of the shares that are entitled to rights under the investors’ rights agreement, to use commercially reasonable efforts to register all or a portion of these shares for public resale. We are required to effect only two registrations pursuant to this provision of the investors’ rights agreement. We are not required to effect a demand registration earlier than six months after the effective date of this registration statement.

Short-Form Registration Rights

The holders of an aggregate of 52,489,072 shares of our common stock, or their permitted transferees, are also entitled to short-form registration rights. If we are eligible to file a registration statement on Form S-3, these holders have the right, upon written request from holders of these shares to us, to have such shares registered by us if the proposed aggregate offering price of the shares to be registered by the holders requesting registration, net of underwriting discounts and commissions, is at least $1.0 million, subject to certain exceptions.

Piggyback Registration Rights

The holders of an aggregate of 52,489,072 shares of our common stock, or their permitted transferees, are entitled to piggyback registration rights. If we register any of our securities for our own account, after the completion of this offering the holders of these shares are entitled to include their shares in the registration. The underwriters of any underwritten offering have the right to limit the number of shares registered by these holders for marketing reasons, subject to certain limitations.

In any registration made pursuant to such investors’ rights agreement, all fees, costs and expenses of underwritten registrations will be borne by us and all selling expenses, including estimated underwriting discounts and selling commissions, will be borne by the holders of the shares being registered.

Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws

Our certificate of incorporation and bylaws contain certain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions and certain provisions of Delaware law, which are summarized below, could discourage takeovers, coercive or otherwise. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us.

Undesignated Preferred Stock

As discussed above, our board of directors has the ability to designate and issue preferred stock with voting or other rights or preferences that could deter hostile takeovers or delay changes in our control or management.

Limits on Ability of Stockholders to Act by Written Consent or Call a Special Meeting

Our certificate of incorporation provides that our stockholders may not act by written consent. This limit on the ability of stockholders to act by written consent may lengthen the amount of time required to take stockholder actions. As a result, the holders of a majority of our capital stock would not be able to amend bylaws or remove directors without holding a meeting of stockholders called in accordance with our bylaws.

In addition, our bylaws provide that special meetings of the stockholders may be called only by the chairman of the board, the chief executive officer, the president (in the absence of a chief executive officer) or our board of directors. A stockholder may not call a special meeting, which may delay the ability of our stockholders to force consideration of a proposal or for holders controlling a majority of our capital stock to take any action, including the removal of directors.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors or a committee of the board of directors. These may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed, and may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempt to obtain control of our company.

Board Classification

Our board of directors is divided into three classes. The directors in each class will serve for a three-year term, one class being elected each year by our stockholders. This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of our directors.

Delaware Anti-Takeover Statute

We are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, Section 203 prohibits a publicly held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless:

•	prior to the date of the transaction, our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	at or subsequent to the date of the transaction, the business combination is approved by our board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We also anticipate that Section 203 may discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

The provisions of Delaware law and the provisions of our certificate of incorporation and bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they might also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions might also have the effect of preventing changes in our management. It is also possible that these provisions could make it more difficult to accomplish transactions that stockholders might otherwise deem to be in their best interests.

Transfer Agent and Registrar

Upon the completion of this offering, the transfer agent and registrar for our common stock will be American Stock Transfer & Trust Company, LLC. The transfer agent’s address is 6201 15th Avenue, Brooklyn, NY 11219.

New York Stock Exchange Listing

The common stock of Fusion-io has been approved for listing on the New York Stock Exchange under the symbol “FIO”.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for shares of our common stock. Future sales of substantial amounts of shares of common stock, including shares issued upon the exercise of outstanding options, in the public market after this offering, or the possibility of these sales occurring, could adversely affect the prevailing market price for our common stock or impair our ability to raise equity capital.

Upon the completion of this offering, a total of 77,809,084 shares of common stock will be outstanding, assuming the automatic conversion of all outstanding shares of preferred stock into shares of common stock upon the completion of this offering. Of these shares, all 12,300,000 shares of common stock sold in this offering by us and the selling stockholders, plus any shares sold upon exercise of the underwriters’ option to purchase additional shares, will be freely tradable in the public market, except that any shares held by our affiliates, as that term is defined in Rule 144 under the Securities Act, will only be able to be sold in compliance with the limitations described below.

66,533,084 shares of our common stock, after giving effect to the exercise of options and the sale of shares by the selling stockholders in connection with this offering, will be “restricted securities”, as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below.

Subject to the lock-up agreements described below and the provisions of Rules 144 and 701 under the Securities Act, these restricted securities will be available for sale in the public market at various times beginning more than 180 days (subject to extension) after the date of this prospectus.

In addition, of the 26,140,906 shares of our common stock that were subject to stock options outstanding as of March 31, 2011, options to purchase 7,748,084 shares of common stock were vested as of March 31, 2011 and will be eligible for sale 180 days following the effective date of this offering, subject to extension as described in the section entitled “Underwriting’’. In addition, as of March 31, 2011, 1,364,001 shares of common stock were reserved for future issuance under our stock plans (including options to purchase shares of common stock granted in April and May of 2011) and upon the consummation of this offering, options to purchase approximately 12,132,430 shares of our common stock under our 2011 Equity Stock Incentive Plan and 500,000 shares of our common stock will be reserved for future issuance under our 2011 Employee Stock Purchase Plan.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell such shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon expiration of the lock-up agreements described above, within any three month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal approximately 788,331 shares immediately after this offering; or

•	the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation, or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling such shares pursuant to Rule 701.

Lock-Up Agreements

We, the selling stockholders, all of our directors and officers and the other holders of shares of common stock and holders of securities exercisable for or convertible into our common stock outstanding immediately prior to this offering have agreed that, without the prior written consent of Goldman, Sachs & Co. and Morgan Stanley & Co. LLC on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock; or

•	enter into any hedge or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock;

whether any transaction described above is to be settled by delivery of shares of our common stock or such other securities, in cash or otherwise. This agreement is subject to certain exceptions, and is also subject to extension for up to an additional 34 days, as set forth in the section entitled “Underwriting”.

Registration Rights

Upon completion of this offering, the holders of 52,489,072 shares of common stock or their transferees will be entitled to various rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. See “Description of Capital Stock — Registration Rights” for additional information.

Registration Statements on Form S-8

We intend to file a registration statement on Form S-8 under the Securities Act to register all of the shares of common stock issued or reserved for issuance under our stock option plans. We expect to file this registration statement after this offering. Shares covered by this registration statement will be eligible for sale in the public market, upon the expiration or release from the terms of the lock-up agreements, and subject to vesting of such shares.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES
TO NON-U.S. HOLDERS

The following is a summary of the material U.S. federal income tax consequences of the ownership and disposition of our common stock to non-U.S. holders, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income tax consequences different from those set forth below. We have not sought any ruling from the Internal Revenue Service, or the IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

This summary also does not address the tax considerations arising under the laws of any non-U.S., state or local jurisdiction or under U.S. federal gift and estate tax laws, except to the limited extent set forth below. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies or other financial institutions;

•	persons subject to the alternative minimum tax;

•	tax-exempt organizations;

•	controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid U.S. federal income tax;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	persons that own, or are deemed to own, more than five percent of our capital stock (except to the extent specifically set forth below);

•	certain former citizens or long-term residents of the United States;

•	persons who hold our common stock as a position in a hedging transaction, “straddle”, “conversion transaction” or other risk reduction transaction;

•	persons who do not hold our common stock as a capital asset within the meaning of Section 1221 of the Code; or

•	persons deemed to sell our common stock under the constructive sale provisions of the Code.

In addition, if a partnership or entity classified as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold our common stock, and partners in such partnerships, should consult their tax advisors.

You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership and disposition of our common stock arising under the U.S. federal estate or gift tax rules or under the laws of any state, local, non-U.S. or other taxing jurisdiction or under any applicable tax treaty.

Non-U.S. Holder Defined

For purposes of this discussion, you are a non-U.S. holder if you are any holder other than:

•	an individual citizen or resident of the United States (for tax purposes);

•	a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States or any political subdivision thereof;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•	a trust (x) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (y) which has made an election to be treated as a U.S. person.

Distributions

We have not made any distributions on our common stock. However, if we do make distributions on our common stock, those payments will constitute dividends for U.S. tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, they will constitute a return of capital and will first reduce your basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock.

Any dividend paid to you generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty. In order to receive a reduced treaty rate, you must provide us with an IRS Form W-8BEN or other appropriate version of IRS Form W-8 certifying qualification for the reduced rate. A non-U.S. holder of shares of our common stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our paying agent, either directly or through other intermediaries.

Dividends received by you that are effectively connected with your conduct of a U.S. trade or business (and, if an income tax treaty applies, such dividends are attributable to a permanent establishment maintained by you in the U.S.), are includible in your gross income in the taxable year received, are exempt from such withholding tax. In order to obtain this exemption, you must provide us with an IRS Form W-8ECI or other applicable IRS Form W-8 properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits, subject to an applicable income tax treaty providing otherwise. In addition, if you are a corporate non-U.S. holder, dividends you receive that are effectively connected with your conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty.

Gain on Disposition of Common Stock

You generally will not be required to pay U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•	the gain is effectively connected with your conduct of a U.S. trade or business (and, if an income tax treaty applies, the gain is attributable to a permanent establishment maintained by you in the United States);

•	you are an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

•	our common stock constitutes a U.S. real property interest by reason of our status as a “United States real property holding corporation”, or USRPHC, for U.S. federal income tax purposes (a “USRPHC”) at any time within the shorter of the five-year period preceding your disposition of, or your holding period for, our common stock.

We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as U.S. real property interests only if you actually or constructively hold more than five percent of such regularly traded common stock at any time during the shorter of the five-year period preceding your disposition of, or your holding period for, our common stock.

If you are a non-U.S. holder described in the first bullet above, you will be required to pay tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates, and a corporate non-U.S. holder described in the first bullet above also may be subject to the branch profits tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty. If you are an individual non-U.S. holder described in the second bullet above, you will be required to pay a flat 30% tax on the gain derived from the sale, which tax may be offset by U.S. source capital losses for the year. You should consult any applicable income tax or other treaties that may provide for different rules.

Federal Estate Tax

Our common stock beneficially owned by an individual who is not a citizen or resident of the United States (as defined for U.S. federal estate tax purposes) at the time of their death will generally be includable in the decedent’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address, and the amount of tax withheld, if any. A similar report will be sent to you. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in your country of residence.

Payments of dividends or of proceeds on the disposition of stock made to you may be subject to information reporting and backup withholding at a current rate of 28% (such rate scheduled to increase to 31% for payments made after December 31, 2012) unless you establish an exemption, for example, by properly certifying your non U.S. status on a Form W-8BEN or another appropriate version of IRS Form W-8.

Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a U.S. person.

Backup withholding is not an additional tax; rather, the U.S. income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

Recently Enacted Legislation Affecting Taxation of our Common Stock Held by or through
Foreign Entities

Recently enacted legislation generally will impose a U.S. federal withholding tax of 30% on dividends, and the gross proceeds of a disposition of our common stock, paid after December 31, 2012 to a “foreign financial institution” (as specially defined under these rules), unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding the U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). The legislation also generally will impose a U.S. federal withholding tax of 30% on dividends and the gross proceeds of a disposition of our common stock paid after December 31, 2012 to a non-financial foreign entity unless such entity provides the withholding agent with a certification identifying the direct and indirect U.S. owners of the entity. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. Prospective investors are encouraged to consult with their own tax advisors regarding the possible implications of this legislation on their investment in our common stock.

The preceding discussion of U.S. federal tax considerations is for general information only. It is not tax advice. Each prospective investor should consult its own tax advisor regarding the particular U.S. federal, state and local and non-U.S. tax consequences of purchasing, holding and disposing of our common stock, including the consequences of any proposed change in applicable laws.

UNDERWRITING

We, the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. and Morgan Stanley & Co. LLC are the representatives of the underwriters.

Underwriters	Number of Shares

Goldman, Sachs & Co.
Morgan Stanley & Co. LLC
J.P. Morgan Securities LLC
Credit Suisse Securities (USA) LLC

Total	12,300,000

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 1,845,000 shares to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following tables show the per share and total estimated underwriting discounts and commissions to be paid to the underwriters by us and the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase           additional shares.

Paid by Us

	No Exercise	Full Exercise

Per Share	$	$
Total	$	$

Paid by the Selling Stockholders

	No Exercise	Full Exercise

Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $      per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The underwriters have agreed to reimburse us for certain expenses in connection with this offering. We estimate that the total expenses of the offering to be paid by us, excluding estimated underwriting discounts and commissions and excluding amounts that we anticipate will be reimbursed by the underwriters, will be approximately $3.5 million. We will not receive any proceeds from the sale of shares of common stock by the selling stockholders, although we will bear the costs, other than the underwriting discounts and commissions, associated with the sale of these shares.

We, our officers and directors, and holders of substantially all of our outstanding common stock, including all of the selling stockholders, have agreed with the underwriters, subject to certain exceptions, not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of or hedge any of their common stock or securities convertible into, exchangeable for or that represent the right to receive shares of common stock, whether now owned or hereafter acquired, during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives. This agreement does not apply to any existing employee benefit plans. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

The 180-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 180-day restricted period we issue an earnings release or announce material news or a material event; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 15-day period beginning on the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.

Prior to the offering, there has been no public market for our common stock. The initial public offering price has been negotiated among us and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

The common stock has been approved for listing on the New York Stock Exchange, or the NYSE, under the symbol “FIO”. In order to meet one of the requirements for listing the common stock on the NYSE, the underwriters have undertaken to sell lots of 100 or more shares to a minimum of 400 beneficial holders.

At our request, the underwriters have reserved for sale at the initial public offering price up to 615,000 shares of common stock offered for sale to business associates, directors, employees and friends and family members of our employees and directors. The number of shares of common stock available for sale to the general public will be reduced to the extent that such persons purchase reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered hereby. Other than the underwriting discount described on the front cover of this prospectus, the underwriters will not be entitled to any commission with respect to shares of common stock sold pursuant to the directed share program.

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, each of which is referred to as a Relevant Member State, each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, referred to as the Relevant Implementation Date, it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

•	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each underwriter has represented and agreed that:

•	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer; and

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

The shares may not be offered or sold by means of any document other than (1) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (2) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (3) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (1) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, (2) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the Securities and Futures Act or (3) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the Securities and Futures Act or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the Securities and Futures Act; (2) where no consideration is given for the transfer; or (3) by operation of law.

The securities have not been and will not be registered under the Securities and Exchange Law of Japan, referred to as the Securities and Exchange Law, and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

We and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, including securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the issuer, for which they received or will receive customary fees and expenses.

In the ordinary course of business, we have, and may in the future, sell products to one or more of the underwriters in arms length transactions on market competitive terms.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and such investment and securities activities may involve securities and/or instruments of the issuer. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Fenwick & West LLP, Mountain View, California, is acting as counsel to the underwriters.

EXPERTS

The consolidated financial statements of Fusion-io, Inc. as of June 30, 2009 and 2010, and for each of the three fiscal years ended June 30, 2010, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document is not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement is this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. You may obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

As a result of this offering, we will become subject to the information and reporting requirements of the Securities Exchange Act of 1934 and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above. We also maintain a website at www.fusionio.com. Upon completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of
Fusion-io, Inc.

We have audited the accompanying consolidated balance sheets of Fusion-io, Inc. (the Company) as of June 30, 2010 and 2009, and the related consolidated statements of operations, convertible preferred stock, stockholders’ deficit and comprehensive loss, and cash flows for each of the three years in the period ended June 30, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Fusion-io, Inc. at June 30, 2010 and 2009, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 2010, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for revenue recognition effective July 1, 2009 as a result of new revenue recognition guidance related to multiple-element arrangements.

/s/ Ernst & Young LLP

Salt Lake City, Utah
April 18, 2011, except for Note 11, as to which the date is June 7, 2011

FUSION-IO, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share data)

				Pro Forma
				Stockholders’
	June 30,		March 31,	Equity as of
	2009	2010	2011	March 31, 2011
			(unaudited)	(unaudited)

Assets:
Current assets:
Cash and cash equivalents	$16,352	$9,219	$15,947
Short-term investments	1,181	11,974	—
Accounts receivable, net of allowances of $433, $912 and $1,485 (unaudited) as of June 30, 2009 and 2010 and March 31, 2011, respectively	2,161	5,581	13,139
Inventories	3,993	25,148	38,959
Prepaid expenses and other current assets	634	1,020	3,513

Total current assets	24,321	52,942	71,558
Property and equipment, net	3,228	5,468	12,175
Restricted cash	529	695	—
Other assets	138	347	1,841

Total assets	$28,216	$59,452	$85,574

Liabilities, Convertible Preferred Stock and Stockholders’ Deficit
Current liabilities:
Accounts payable	$2,832	$11,050	$12,508
Accrued and other current liabilities	3,166	8,896	10,151
Deferred revenue	838	839	7,105

Total current liabilities	6,836	20,785	29,764
Notes payable	—	—	5,000
Deferred revenue, less current portion	—	—	3,586
Other liabilities	231	263	5,408
Commitments and contingencies
Convertible preferred stock, $0.0002 par value; 41,321,250, 53,069,497 and 53,069,497 (unaudited) shares authorized as of June 30, 2009 and 2010 and March 31, 2011, respectively; 39,380,352, 52,489,072 and 52,489,072 (unaudited) shares issued and outstanding as of June 30, 2009 and 2010 and March 31, 2011, respectively (aggregate liquidation preference of $62,938, $110,792 and $110,792 (unaudited) as of June 30, 2009 and 2010 and March 31, 2011, respectively)	56,796	104,513	104,513	$—
Stockholders’ (deficit) equity:
Common stock, $0.0002 par value; 73,515,605, 95,000,000 and 95,000,000 (unaudited) shares authorized as of June 30, 2009 and 2010 and March 31, 2011, respectively; 12,990,019, 13,610,481 and 14,564,405 (unaudited) shares issued and outstanding as of June 30, 2009 and 2010 and March 31, 2011, respectively	3	3	3	13
Additional paid-in capital	1,486	2,738	7,352	112,603
Accumulated other comprehensive income	—	2	9	9
Accumulated deficit	(37,136)	(68,852)	(70,061)	(70,061)

Total stockholders’ (deficit) equity	(35,647)	(66,109)	(62,697)	$42,564

Total liabilities, convertible preferred stock and stockholders’ deficit	$28,216	$59,452	$85,574

See accompanying notes to consolidated financial statements

FUSION-IO, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Year Ended June 30,			Nine Months Ended March 31,
	2008	2009	2010	2010	2011
				(unaudited)

Revenue	$648	$10,150	$36,216	$25,290	$125,515
Cost of revenue	377	5,000	16,018	10,208	59,788

Gross profit	271	5,150	20,198	15,082	65,727
Operating expenses:
Sales and marketing	2,856	13,476	23,386	14,637	35,176
Research and development	5,603	11,707	15,977	11,669	18,272
General and administrative	1,712	4,849	12,383	8,588	12,244

Total operating expenses	10,171	30,032	51,746	34,894	65,692

(Loss) income from operations	(9,900)	(24,882)	(31,548)	(19,812)	35
Other income (expense):
Interest income	—	43	90	60	24
Interest expense	(75)	(733)	(246)	(90)	(865)
Other income	—	—	—	—	31

Loss before income taxes	(9,975)	(25,572)	(31,704)	(19,842)	(775)
Income tax expense	—	(1)	(12)	(2)	(434)

Net loss	(9,975)	(25,573)	(31,716)	(19,844)	(1,209)
Deemed dividend on repurchase of Series B convertible preferred stock	—	—	(748)	—	—

Net loss attributable to common stockholders	$(9,975)	$(25,573)	$(32,464)	$(19,844)	$(1,209)

Net loss per common share, basic and diluted	$(1.73)	$(3.27)	$(2.95)	$(1.85)	$(0.09)
Weighted-average number of shares, basic and diluted	5,773	7,829	11,012	10,707	13,289
Pro forma net loss per common share, basic and diluted (unaudited)			$(0.60)		$(0.02)
Pro forma weighted-average number of common shares, basic and diluted (unaudited)			54,273		65,778

See accompanying notes to consolidated financial statements

FUSION-IO, INC.
CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED STOCK,
STOCKHOLDERS’ DEFICIT AND COMPREHENSIVE LOSS
(In thousands, except share data)

			Stockholders’ Deficit
						Accumulated
	Convertible				Additional	Other		Total
	Preferred Stock		Common Stock		Paid-In	Comprehensive	Accumulated	Stockholders’	Comprehensive
	Shares	Amount	Shares	Amount	Capital	Income	Deficit	Deficit	Loss

Balance as of July 1, 2007	4,130	$826	10,677,000	$2	$6	$—	$(1,588)	$(1,580)
Issuance of common stock for services	—	—	175,000	—	63	—	—	63
Issuance of Series Angel convertible preferred stock for cash	225	45	—	—	—	—	—	—
Repurchases of Series Angel convertible preferred stock	(250)	(50)	—	—	—	—	—	—
Conversion of convertible notes into Series Angel convertible preferred stock	3,080	616	—	—	—	—	—	—
Recapitalization of convertible preferred stock from Series Angel into Series A convertible preferred stock	6,459,315	—	—	—	—	—	—	—
Conversion of convertible notes into Series A convertible preferred stock	4,190,620	4,580	—	—	—	—	—	—
Issuance of Series A convertible preferred stock for cash, net of issuance costs of $247	6,788,330	7,173	—	—	—	—	—	—
Stock-based compensation	—	—	—	—	278	—	—	278
Net loss	—	—	—	—	—	—	(9,975)	(9,975)	$(9,975)

Balance as of June 30, 2008	17,445,450	13,190	10,852,000	2	347	—	(11,563)	(11,214)	$(9,975)

Exercise of stock options	—	—	2,138,019	1	140	—	—	141
Conversion of convertible notes into Series B convertible preferred stock	7,763,669	15,528	—	—	—	—	—	—
Issuance of Series B convertible preferred stock for cash, net of issuance costs of $264	14,171,233	28,078	—	—	—	—	—	—
Stock-based compensation	—	—	—	—	999	—	—	999
Net loss	—	—	—	—	—	—	(25,573)	(25,573)	$(25,573)

Balance as of June 30, 2009	39,380,352	56,796	12,990,019	3	1,486	—	(37,136)	(35,647)	$(25,573)

Exercise of stock options	—	—	620,462	—	133	—	—	133
Issuance of Series B convertible preferred stock, net of issuance costs of $43	2,075,000	4,107	—	—	—	—	—	—
Repurchases of Series B convertible preferred stock (as restated)	(542,961)	(1,086)	—	—	(748)	—	—	(748)
Conversion of convertible notes into Series C convertible preferred stock	1,302,237	5,038	—	—	—	—	—	—
Issuance of Series C convertible preferred stock, net of issuance costs of $94	10,274,444	39,658	—	—	—	—	—	—
Issuance of warrant to purchase common stock for services provided	—	—	—	—	11	—	—	11
Stock-based compensation	—	—	—	—	1,856	—	—	1,856
Foreign currency translation adjustment	—	—	—	—	—	(2)	—	(2)	$(2)
Unrealized gain on available for sale securities	—	—	—	—	—	4	—	4	4
Net loss	—	—	—	—	—	—	(31,716)	(31,716)	(31,716)

Balance as of June 30, 2010	52,489,072	104,513	13,610,481	3	2,738	2	(68,852)	(66,109)	$(31,714)

Exercise of stock options (unaudited)	—	—	881,424	—	550	—	—	550
Stock-based compensation (unaudited)	—	—	—	—	3,732	—	—	3,732
Issuance of common stock for cash (unaudited)	—	—	60,000	—	307	—	—	307
Exercise of common stock warrant (unaudited)	—	—	12,500	—	25	—	—	25
Foreign currency translation adjustment (unaudited)	—	—	—	—	—	11	—	11	$11
Unrealized loss on available for sale securities (unaudited)	—	—	—	—	—	(4)	—	(4)	(4)
Net loss (unaudited)	—	—	—	—	—	—	(1,209)	(1,209)	(1,209)

Balance as of March 31, 2011 (unaudited)	52,489,072	$104,513	14,564,405	$3	$7,352	$9	$(70,061)	$(62,697)	$(1,202)

See accompanying notes to consolidated financial statements

FUSION-IO, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

				Nine Months
	Year Ended June 30,			Ended March 31,
	2008	2009	2010	2010	2011
				(unaudited)

Operating activities:
Net loss	$(9,975)	$(25,573)	$(31,716)	$(19,844)	$(1,209)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	81	671	1,498	1,016	3,230
Stock-based compensation	341	999	1,867	1,242	3,732
Interest on convertible notes	56	538	38	28	—
Other non-cash items	—	94	193	72	632
Changes in operating assets and liabilities:
Accounts receivable, net	(241)	(1,912)	(3,420)	(4,827)	(7,558)
Inventories	(707)	(3,286)	(21,155)	(6,736)	(13,811)
Prepaid expenses and other assets	(348)	(424)	(607)	(195)	(3,961)
Accounts payable	1,131	1,497	8,222	3,157	1,448
Accrued and other liabilities	929	1,742	5,526	2,938	6,101
Deferred revenue	—	838	1	(523)	9,852

Net cash used in operating activities	(8,733)	(24,816)	(39,553)	(23,672)	(1,544)
Investing activities:
Purchases of short-term investments	—	(1,181)	(13,910)	(1,902)	—
Proceeds from the sale of short-term investments	—	—	2,293	2,293	11,964
Proceeds from maturities of short-term investments	—	—	761	761	—
Proceeds from the sale of property and equipment	—	—	—	3	—
Purchases of property and equipment	(1,224)	(2,396)	(3,442)	(2,010)	(9,991)

Net cash (used in) provided by investing activities	(1,224)	(3,577)	(14,298)	(855)	1,973
Financing activities:
Proceeds from issuance of convertible preferred stock	7,218	28,078	43,765	4,107	—
Repurchases of convertible preferred stock	(50)	—	(1,834)	(285)	—
Proceeds from a loan from a financial institution	—	5,989	4,000	4,000	11,000
Repayment of notes payable and capital lease obligations	—	(6,021)	(4,179)	(169)	(6,298)
Proceeds from exercises of stock options	—	141	133	54	550
Proceeds from issuance of common stock	—	—	—	—	307
Proceeds from exercise of common stock warrant	—	—	—	—	25
Change in restricted cash	—	(529)	(166)	(166)	695
Proceeds from issuance of convertible notes	5,221	15,390	5,000	5,000	—
Repayment of convertible notes	(338)	(400)	—	—	—

Net cash provided by financing activities	12,051	42,648	46,719	12,541	6,279

Effect of exchange rate changes on cash and cash equivalents	—	—	(1)	—	20
Net increase (decrease) in cash and cash equivalents	2,094	14,255	(7,133)	(11,986)	6,728
Cash and cash equivalents at beginning of period	3	2,097	16,352	16,352	9,219

Cash and cash equivalents at end of period	$2,097	$16,352	$9,219	$4,366	$15,947

Supplemental disclosure of cash flow information:
Cash paid for interest	$18	$107	$122	$89	$362
Supplemental disclosure of noncash investing and financing activities:
Conversion of convertible notes and interest into convertible preferred stock	$5,196	$15,528	$5,038	$—	$—
Assets acquired under capital leases	—	327	334	177	—

See accompanying notes to consolidated financial statements

FUSION-IO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
INFORMATION PERTAINING TO THE NINE MONTHS ENDED
MARCH 31, 2010 AND 2011 IS UNAUDITED

1.	Description of Business and Summary of Significant Accounting Policies

Fusion-io, Inc. (the “Company”) provides a next generation storage memory platform, which includes the Company’s ioMemory hardware, VSL virtualization software, directCache automated data-tiering software and ioSphere platform management software. The Company was originally incorporated in the state of Nevada in December 2005 and in June 2010 was reincorporated in the state of Delaware as Fusion-io, Inc. The Company sells its products through its global direct sales force, original equipment manufacturers (“OEMs”) and other channel partners.

Unaudited Financial Information

The accompanying interim consolidated balance sheet as of March 31, 2011, the consolidated statements of operations and cash flows for the nine months ended March 31, 2010 and 2011, and the consolidated statement of convertible preferred stock and stockholders’ deficit and comprehensive loss for the nine months ended March 31, 2011 are unaudited. These unaudited interim consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) on the same basis as the audited consolidated financial statements and, in the opinion of management, reflect all adjustments, consisting of normal recurring adjustments, considered necessary to present fairly the Company’s financial position, as of March 31, 2011 and its results of operations and cash flows for the nine months ended March 31, 2010 and 2011. The results of operations for the nine months ended March 31, 2011 are not necessarily indicative of the results that may be expected for the year ending June 30, 2011.

Unaudited Pro Forma Stockholders’ Equity

Upon completion of the offering, all of the Company’s outstanding shares of convertible preferred stock will convert into 52,489,072 shares of the Company’s common stock. Additionally, the warrant to purchase shares of the Company’s convertible preferred stock outstanding at the consummation of the offering will automatically convert into a warrant to purchase 125,800 shares of the Company’s common stock. Unaudited pro forma stockholders’ equity as of March 31, 2011, as adjusted for the impact of these conversions, assuming the offering was completed on March 31, 2011, is disclosed on the accompanying consolidated balance sheets.

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in the consolidated financial statements.

Segment and Geographic Information

Operating segments are defined in accounting standards as components of an enterprise about which separate financial information is available and is regularly evaluated by management, namely the chief operating decision maker of an organization, in order to make operating and resource allocation decisions. The Company has concluded it operates in one business segment, which is the development, marketing and sale of storage memory platforms. All of the Company’s revenue for all periods presented in the accompanying consolidated statements of operations has been from sales of the ioDrive product line and related customer support services. The Company’s headquarters and most of its operations are located in the United States; however, it conducts limited sales activities through sales offices in Europe and Asia. Revenue recognized from sales with a ship-to location

FUSION-IO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
INFORMATION PERTAINING TO THE NINE MONTHS ENDED
MARCH 31, 2010 AND 2011 IS UNAUDITED

outside of the United States was 0%, 14%, 24%, 30% and 18% for the fiscal years ended June 30, 2008, 2009 and 2010 and for the nine months ended March 31, 2010 and 2011, respectively. Revenue recognized to customers with a ship-to address in China was 12% of revenue for the nine months ended March 31, 2010. No other country outside of the United States accounted for greater than 10% of revenue for all other periods presented. Long-lived assets located outside of the United States were not material for all periods for which a consolidated balance sheet is presented.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. On an on-going basis, the Company evaluates its estimates, including those related to revenue recognition, sales returns, determination of fair value of stock options, valuation of inventory, product warranty, income taxes, useful lives of property and equipment and provisions for doubtful accounts. Actual results could differ from those estimates.

Revenue Recognition

The Company derives its revenue from sales of storage memory products (“products”) and related support services. The Company recognizes revenue when persuasive evidence of an arrangement with a customer exists (such as a purchase order or a signed agreement) the product or service has been delivered, the fee earned by the Company is fixed or determinable and collection of the resulting receivable is reasonably assured. In making these judgments, the Company evaluates compliance with these criteria as follows:

•	Evidence of an arrangement — A non-cancelable agreement signed by a customer or channel partner or purchase order generated by a customer or channel partner is considered persuasive evidence of an arrangement.

•	Delivery has occurred — Delivery has occurred when product has been delivered to the customer and no post-delivery obligations exist other than ongoing support obligations under sold support services. In instances where customer acceptance is required, delivery has occurred when customer acceptance has been achieved.

•	Fees are fixed or determinable — The Company considers the fee to be fixed or determinable unless the fee is subject to refund or adjustment or is not payable within normal payment terms. If the fee is subject to a refund or adjustment, the Company recognizes revenue net of estimated returns or, if a reasonable estimate cannot be made, when the right to a refund or adjustment lapses.

•	Collection is reasonably assured — The Company conducts a credit worthiness assessment on its customers, OEMs and channel partners. Generally collateral is not required. The Company also continues to evaluate collectability by reviewing customer and channel partner credit worthiness including a review of past transaction history. Payment terms are typically net-30 days with terms up to net-60 days for certain customers and channel partners. Collection is deemed reasonably assured if, based upon the credit worthiness evaluation, the Company expects that the customer will be able to pay amounts under the arrangement as payments become due. If the Company determines that collection is not reasonably assured, revenue is deferred and recognized upon the receipt of cash.

FUSION-IO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
INFORMATION PERTAINING TO THE NINE MONTHS ENDED
MARCH 31, 2010 AND 2011 IS UNAUDITED

The Company sells its products and support services directly to customers, OEMs and resellers. The Company’s agreements with certain customers, including certain OEMs and resellers, allow for product returns and price adjustments. In the period revenue is recognized, allowances are provided for estimated future product returns based on historical product return rates. If reliable estimates of future returns cannot be made, revenue is not recognized until the rights of return expire. From inception through March 31, 2011, the Company has not had any claims from its resellers for price adjustments. The Company also provides allowances for rebates and discounts based on programs in existence at the time revenue is recognized.

Revenue from stand-alone storage product sales is recognized either upon shipment from the Company’s shipping location or upon receipt of the product at the customer’s location based upon applicable terms. Revenue from sales of stand-alone support services is recognized ratably over the support service period.

Some of the Company’s revenue arrangements are multiple-element arrangements because they are comprised of sales of both storage products and support services. The Company’s storage products also contain the embedded VSL virtualization software. Historically, multiple-element arrangements have not comprised a significant portion of the Company’s revenues. For multiple-element arrangements originating on or prior to June 30, 2009, the Company applied the scope exception included in Accounting Standards Codification (“ASC”) 985-605, Software Revenue Recognition because the Company determined that the software embedded in its storage products was incidental to its products as a whole. As a result of this scope exception, the Company followed the accounting guidance in ASC 605-25, Revenue Recognition-Multiple Element Arrangements. The total consideration in these arrangements was not allocated between product and services revenue, because the Company did not have objective and reliable evidence of fair value of the support services. Accordingly, the total consideration in such arrangements is deferred and recognized ratably over the support service period ranging from one to three years. In these multiple-element arrangements, the Company also defers the related inventory costs for the delivered items and subsequently expenses these costs to cost of revenue over the same period as the related support services. As of June 30, 2009 and 2010 and March 31, 2011, these deferred costs were $237,000, $20,000 and $10,000, respectively, and are included in prepaid expenses and other current assets in the accompanying balance sheets.

In October 2009, the Financial Accounting Standards Board (“FASB”) amended the accounting standards for multiple-element revenue arrangements. One of the new standards amends previously issued guidance to exclude tangible products containing software components and non-software components that function together to deliver the tangible product’s essential functionality from the scope of the software revenue recognition rules. The other new standard related to multiple element arrangements changed the requirements for establishing separate units of accounting in a multiple-element arrangement and requires the allocation of arrangement consideration to each deliverable using the relative selling price of each element. The Company early adopted these accounting standards effective as of the beginning of fiscal year 2010.

For multiple element arrangements originating or materially modified on or after July 1, 2009, the Company evaluates whether each deliverable can be accounted for as separate units of accounting. A deliverable constitutes a separate unit of accounting when it has stand-alone value and for an arrangement where a general right of return exists relative to a delivered item, delivery or performance of the undelivered item is considered probable and substantially in control of the Company. Stand-alone value exists if the product or service is sold separately by the Company or another vendor or

FUSION-IO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
INFORMATION PERTAINING TO THE NINE MONTHS ENDED
MARCH 31, 2010 AND 2011 IS UNAUDITED

could be resold by the customer. Where the aforementioned criteria for a separate unit of accounting are not met, the deliverable is combined with the undelivered element(s) and treated as a single unit of accounting for the purposes of allocation of the arrangement consideration and revenue recognition. The Company allocates the total arrangement consideration to each separable element of an arrangement based upon the relative selling price of each element.

The Company’s multiple element arrangements typically include two elements: ioDrive hardware, which includes embedded VSL virtualization software, and support services. The Company has determined that its ioDrive hardware and the embedded VSL virtualization software are considered a single unit of accounting because the hardware and software individually do not have standalone value and are never sold separately. Support services are considered a separate unit of accounting as they are sold separately and have standalone value.

The selling price for a deliverable is based on its vendor-specific objective evidence (“VSOE”) of the selling price if available, third party evidence (“TPE”) of the selling price if VSOE is not available, or best estimated selling price (“BESP”) if neither VSOE nor TPE is available. The Company then recognizes revenue on each deliverable in accordance with its policies for product and service revenue recognition.

VSOE is defined as the price charged when the same or similar product is sold separately or, if applicable, the stated substantive renewal rate in the agreement. If a product or service is seldom sold separately, it is unlikely that the Company can determine VSOE for the product or service. In determining VSOE, the Company requires that a substantial majority of the selling prices for a product or service fall within a reasonably narrow pricing range.

TPE would consist of competitor prices for similar deliverables when sold separately. The Company’s products contain significant differentiation such that the comparable pricing of products with similar functionality cannot be obtained. Furthermore, the Company is unable to reliably determine the stand-alone selling prices for similar products of its competitors. Therefore, the Company is typically not able to obtain TPE of selling price.

The Company establishes BESP considering multiple factors including, but not limited to, cost and margin objectives, competitive pricing strategies, historical prices of products sold on a stand-alone basis, and general market conditions.

The impact on the Company’s consolidated statements of operations of adopting these new accounting standards was as follows (in thousands):

Year Ended
June 30,
2010

Increase in revenue	$1,574
Increase in cost of revenue	409
Decrease to loss before income taxes	1,165
Decrease to net loss	1,165

The adoption of these accounting standards will continue to have a material impact on the Company’s consolidated financial statements in future periods.

Shipping and handling costs are included in cost of sales.

FUSION-IO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
INFORMATION PERTAINING TO THE NINE MONTHS ENDED
MARCH 31, 2010 AND 2011 IS UNAUDITED

Cash and Cash Equivalents and Short-term Investments

Cash consists of deposits with financial institutions. Cash equivalents include primarily money market funds and highly liquid debt securities with an original maturity of 90 days or less. Short-term investments include debt securities with an original maturity greater than 90 days. The Company classifies its investments in debt securities as available-for-sale and realized gains and losses are included in income based on the specific identification method. Unrealized gains and losses on available-for-sale securities are recorded to other comprehensive income, a component of stockholders’ deficit. Interest on securities classified as available-for-sale is included as a component of interest income. The Company may at times hold securities with stated maturities greater than one year until maturity. The Company considers these investments to be liquid resources available for current operations when and if needed and therefore would classify them as current assets unless specifically identified as an investment to be held to maturity.

Restricted Cash

Restricted cash at June 30, 2009 and 2010 related to deposits held as cash collateral for letters of credit with a financial institution.

Concentrations of Credit Risk and Significant Customers and Suppliers

Financial instruments that potentially subject the Company to a concentration of credit risk consist principally of cash, cash equivalents, short-term investments and accounts receivable. The Company deposits cash with high-credit-quality financial institutions, which at times may exceed federally insured amounts. The Company has policies that limit its investments as to types of investments, maturity, liquidity, credit quality, concentration and diversification of issuers. The Company performs initial and ongoing credit evaluations of its customers’ financial condition and will limit the amount of credit as deemed necessary, but currently does not require collateral.

The customers accounting for greater than 10% of revenue were as follows:

				Nine Months Ended
	Year Ended June 30,			March 31,
	2008	2009	2010	2010	2011
				(unaudited)

Customer A	*	*	10%	12%	47%
Customer B	*	*	10%	*	13%
Customer C	*	*	13%	14%	*
Customer E	36%	*	*	*	*
Customer I	*	*	*	*	11%
Customer K	*	*	*	13%	*

*	Indicates less than 10% of revenue for the period.

FUSION-IO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
INFORMATION PERTAINING TO THE NINE MONTHS ENDED
MARCH 31, 2010 AND 2011 IS UNAUDITED

The customers accounting for greater than 10% of accounts receivable, net were as follows:

	June 30,		March 31
	2009	2010	2011
			(unaudited)

Customer A	*	*	31%
Customer B	16%	*	11%
Customer C	*	19%	16%
Customer D	32%	20%	21%
Customer G	20%	12%	*
Customer H	*	18%	*
Customer J	*	*	15%

*	Indicates less than 10% of total accounts receivable, net.

As a consequence of the concentration of the Company’s customers and typically, a small number of large purchases by these customers, revenue and operating results may fluctuate significantly from period to period.

The Company relies on a limited number of suppliers for its contract manufacturing and certain raw material components. The Company believes that other vendors would be able to provide similar products and services; however, the qualification of such vendors may require substantial start-up time. In order to mitigate any adverse impacts from a disruption of supply, the Company attempts to maintain an adequate supply of critical single-sourced raw materials.

Accounts Receivable

Accounts receivable balances are recorded at the invoiced amount and are non-interest-bearing. The Company maintains an allowance for doubtful accounts to reserve for potential uncollectible receivables. Allowances are made based upon a specific review of all significant outstanding invoices. For those invoices not specifically reserved, allowances are provided based upon a percentage of aged outstanding invoices. In determining these percentages, the Company analyzes its historical collection experience and current economic trends. Provisions are recorded in general and administrative expenses. The Company writes off accounts receivable balances to the allowance for doubtful accounts when it becomes likely that they will not be collected. Accounts receivable balances are considered past due when not paid in accordance with the contractual terms of the related arrangement.

Inventories

Inventories are stated at the lower of cost or market. Cost is computed using the average cost method, which approximates actual cost, on a first-in, first-out basis. The Company periodically assesses the recoverability of all inventories, including raw materials, work-in-process and finished goods to determine whether adjustments are required to record inventory at the lower of cost or market. Inventory that the Company determines to be obsolete or in excess of forecasted usage is reduced to its estimated realizable value based on assumptions about future demand and market conditions. If actual demand is lower than the forecasted demand, additional inventory write-downs may be required.

FUSION-IO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
INFORMATION PERTAINING TO THE NINE MONTHS ENDED
MARCH 31, 2010 AND 2011 IS UNAUDITED

Property and Equipment

Property and equipment are stated at historical cost less accumulated depreciation. Repairs and maintenance costs are expensed as incurred as repairs and maintenance do not extend the useful life or improve the related assets. Depreciation and amortization, including amortization of leasehold improvements and assets under capital leases, is computed using the straight-line method over the estimated useful lives of the assets. The estimated useful life of each asset category is as follows:

Computer equipment	3 years
Software	3 years
Machinery and equipment	3 years
Furniture and fixtures	5 years
Leasehold improvements	Useful life or remaining lease term, whichever is shorter

Impairment of Long-Lived Assets

The Company reviews its property and equipment for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. When there are indicators of potential impairment, the Company evaluates recoverability of the asset carrying values by comparing the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of the asset exceeds its estimated undiscounted future net cash flows, an impairment charge is recognized based on the amount by which the carrying value of the asset exceeds the fair value of the asset. The Company recorded an impairment charge of $46,000 during the nine months ended March 31, 2011 for certain furniture and fixtures that were sold to a third party in connection with the termination of a facility lease.

Product Warranty

The Company provides its customers a limited product warranty of three years for products shipped prior to January 1, 2010 and five years for products shipped on or after January 1, 2010. The Company’s standard warranty requires the Company to repair or replace defective products during such warranty period at no cost to the customer. The Company estimates the costs that may be incurred under its basic limited warranty and records a liability in the amount of such costs at the time product sales are recognized. Factors that affect the Company’s warranty liability include the number of installed units, historical experience and management’s judgment regarding anticipated rates of warranty claims and cost per claim. The Company assesses the adequacy of its recorded warranty liability each period and makes adjustments to the liability as necessary.

The following table presents the changes in the product warranty liability (in thousands):

	June 30,			March 31,
	2008	2009	2010	2011
				(unaudited)

Balance at beginning of period	$—	$—	$24	$153
Additions	—	24	225	993
Settlements	—	—	(96)	(650)

Balance at end of period	$—	$24	$153	$496

FUSION-IO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
INFORMATION PERTAINING TO THE NINE MONTHS ENDED
MARCH 31, 2010 AND 2011 IS UNAUDITED

Foreign Currency

The functional currency of the Company’s international subsidiaries is the local currency. For those subsidiaries, expenses denominated in the functional currency are translated into U.S. dollars using average exchange rates in effect during the period and assets and liabilities are translated using period-end exchange rates. The foreign currency translation adjustments are included in accumulated other comprehensive income (loss) as a separate component of stockholders’ deficit. Foreign currency transaction gains or losses are recorded in other income (expense), net. Foreign currency transaction gains and losses for all periods presented were not material.

Stock-based Compensation

The Company records stock-based compensation expense related to employee stock-based awards based on the estimated fair value of the awards as determined on the date of grant. The Company utilizes the Black-Scholes-Merton option pricing model to estimate the fair value of employee stock options. The Black-Scholes-Merton model requires the input of highly subjective and complex assumptions, including the estimated fair value of the Company’s common stock on the date of grant, the expected term of the stock option and the expected volatility of the Company’s common stock over the period equal to the expected term of the grant. The Company estimates forfeitures at the date of grant and revises the estimates, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

The Company accounts for stock options and warrants to purchase shares of stock that are issued to nonemployees based on the estimated fair value of such instruments using the Black-Scholes-Merton option pricing model. The measurement of stock-based compensation expense for these instruments is variable and subject to periodic adjustments to the estimated fair value until the awards vest or, in the case of the convertible preferred stock warrant, each reporting period until the warrant is exercised or converted to a warrant to purchase shares of common stock. Any resulting change in the estimated fair value is recognized in the Company’s consolidated statements of operations during the period in which the related services are rendered.

Income Taxes

Deferred tax assets and liabilities are accounted for using the liability method and represent the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates that are expected to be in effect when these temporary differences are expected to reverse. A valuation allowance is provided when it is more likely than not that some portion of the deferred tax assets will not be realized.

Advertising

The Company expenses advertising costs as incurred. Advertising expense was $2,000, $148,000, $170,000, $167,000 and $3,000 for the fiscal years ended June 30, 2008, 2009 and 2010 and for the nine months ended March 31, 2010 and 2011, respectively.

FUSION-IO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
INFORMATION PERTAINING TO THE NINE MONTHS ENDED
MARCH 31, 2010 AND 2011 IS UNAUDITED

Research and Development

Research and development costs are expensed as incurred. Research and development expenses consist primarily of personnel costs, prototype expenses, consulting services and depreciation associated with research and development equipment.

Software Development Costs

The Company expenses software development costs as incurred until technological feasibility is attained, including research and development costs associated with stand-alone software products and software embedded in hardware products. Technological feasibility is attained when the Company’s software has completed the planning, design and testing phase of development and the product has been determined viable for its intended use, which typically occurs when beta testing commences. The period of time between when beta testing commences and when the software is available for general release to customers has historically been short with immaterial amounts of software development costs incurred during this period. Accordingly, the Company has not capitalized any software development costs to date.

Presentation of Certain Taxes

The Company collects various taxes from customers and remits these amounts to the applicable taxing authorities. The Company’s accounting policy is to exclude these taxes from revenue and cost of revenue.

Net Income (Loss) Per Share and Unaudited Pro Forma Net Loss Per Share

Basic net loss per share is computed using the weighted-average number of common shares outstanding during the period, less weighted-average common shares subject to repurchase. Diluted net income per share is computed using the weighted-average number of common shares outstanding and potentially dilutive common shares outstanding during the period that have a dilutive effect on earnings per share. Potentially dilutive common shares result from the assumed exercise of outstanding stock options, assumed vesting of outstanding restricted stock subject to vesting provisions and the assumed conversion of outstanding convertible preferred stock using the if-converted method. In a net loss position, diluted net loss per share is computed using only the weighted-average number of common shares outstanding during the period, less weighted-average common shares subject to repurchase, as any additional common shares would be anti-dilutive.

Pro forma basic and diluted net loss per common share have been computed to give effect to the conversion of the Company’s convertible preferred stock into common stock (using the if-converted method) as though the conversion had occurred on the original dates of issuance.

FUSION-IO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
INFORMATION PERTAINING TO THE NINE MONTHS ENDED
MARCH 31, 2010 AND 2011 IS UNAUDITED

The following table presents the reconciliation of the numerator and denominator used in the calculation of basic and diluted net loss per share and the shares of common stock used to compute pro forma net loss per common share (in thousands):

				Nine Months Ended
	Year Ended June 30,			March 31,
	2008	2009	2010	2010	2011
				(unaudited)

Numerator:
Net loss attributable to common stockholders	$(9,975)	$(25,573)	$(32,464)	$(19,844)	$(1,209)

Denominator:
Weighted-average common shares outstanding	10,727	11,604	13,120	13,021	13,936
Less weighted-average common shares outstanding subject to repurchase	(4,954)	(3,775)	(2,108)	(2,314)	(647)

Weighted-average shares, basic and diluted	5,773	7,829	11,012	10,707	13,289

Shares of common stock used to compute pro forma net loss per share (unaudited):
Weighted-average common shares, basic and diluted			11,012		13,289
Assumed conversion of convertible preferred stock into shares of common stock			43,261		52,489

Pro forma weighted-average number of common shares, basic and diluted (unaudited)			54,273		65,778

FUSION-IO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
INFORMATION PERTAINING TO THE NINE MONTHS ENDED
MARCH 31, 2010 AND 2011 IS UNAUDITED

The following weighted-average common stock equivalents were anti-dilutive and therefore were excluded from the calculation of diluted net loss per share (in thousands):

				Nine Months Ended
	Year Ended June 30,			March 31,
	2008	2009	2010	2010	2011
				(unaudited)

Convertible preferred stock	6,922	22,417	43,261	40,485	52,489
Stock options	2,573	1,938	1,782	1,578	12,402
Common stock subject to repurchase	—	761	1,214	1,127	591
Warrant to purchase convertible preferred stock	—	—	—	—	87
Warrant to purchase common stock	—	—	—	—	6

Total	9,495	25,116	46,257	43,190	65,575

2.	Balance Sheet Components

Cash and Cash Equivalents and Short-term Investments

Cash, cash equivalents and short-term investments were as follows (in thousands):

	June 30, 2009
	Amortized	Unrealized	Unrealized	Estimated
	Cost	Gains	Losses	Fair Value

Cash and cash equivalents:
Cash	$11,533	$—	$—	$11,533
Money market funds	4,506	—	—	4,506
U.S. government agency securities	313	—	—	313

Total cash and cash equivalents	$16,352	$—	$—	$16,352

Short-term investments:
U.S. government agency securities	$1,181	$—	$—	$1,181

Total short-term investments	$1,181	$—	$—	$1,181

FUSION-IO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
INFORMATION PERTAINING TO THE NINE MONTHS ENDED
MARCH 31, 2010 AND 2011 IS UNAUDITED

	June 30, 2010
	Amortized	Unrealized	Unrealized	Estimated
	Cost	Gains	Losses	Fair Value

Cash and cash equivalents:
Cash	$675	$—	$—	$675
Money market funds	6,045	—	—	6,045
U.S. government agency securities	2,499	—	—	2,499

Total cash and cash equivalents	$9,219	$—	$—	$9,219

Short-term investments:
U.S. government agency securities	$11,970	$4	$—	$11,974

Total short-term investments	$11,970	$4	$—	$11,974

	March 31, 2011
	Amortized	Unrealized	Unrealized	Estimated
	Cost	Gains	Losses	Fair Value
	(unaudited)

Cash and cash equivalents:
Cash	$15,800	$—	$—	$15,800
Money market funds	147	—	—	147

Total cash and cash equivalents	$15,947	$—	$—	$15,947

As of June 30, 2010, all available-for-sale securities had contractual maturities of less than one year. Gross realized gains and gross realized losses resulting from the sale of available-for-sale securities were not material for all periods presented in the consolidated statement of operations.

Inventories

Inventories consisted of the following (in thousands):

	June 30,		March 31,
	2009	2010	2011
			(unaudited)

Raw materials	$1,914	$7,836	$15,041
Work in progress	88	7,191	3,933
Finished goods	1,991	10,121	19,985

	$3,993	$25,148	$38,959

FUSION-IO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
INFORMATION PERTAINING TO THE NINE MONTHS ENDED
MARCH 31, 2010 AND 2011 IS UNAUDITED

Property and Equipment

Property and equipment consisted of the following (in thousands):

	June 30,		March 31,
	2009	2010	2011
			(unaudited)

Computer equipment	$1,878	$3,813	$7,075
Software	434	608	969
Machinery and equipment	469	896	1,482
Furniture and fixtures	330	468	1,832
Leasehold improvements	863	1,910	6,274

	3,974	7,695	17,632
Less accumulated depreciation and amortization	(746)	(2,227)	(5,457)

	$3,228	$5,468	$12,175

During the fiscal years ended June 30, 2009 and 2010, the Company capitalized leasehold improvements primarily related to its corporate offices of $584,000 and $1,047,000, respectively. These assets were originally amortized over the remaining period of the related facility lease that was to end in July 2015. In December 2010, the Company entered into a termination agreement related to this lease resulting in the lease terminating on April 30, 2011. The net book value of the related leasehold improvements of $1,335,000 as of December 31, 2010 was amortized on a straight-line basis over the remaining lease term ending April 30, 2011. During the nine months ended March 31, 2011, the Company capitalized leasehold improvements primarily related to its corporate offices of $4,200,000.

Accrued and Other Current Liabilities

Accrued and other current liabilities consisted of the following (in thousands):

	June 30,		March 31,
	2009	2010	2011
			(unaudited)

Accrued compensation	$1,621	$7,303	$4,636
Convertible preferred stock warrant liability	88	174	748
Accrued professional costs	469	156	1,379
Customer deposits	430	—	81
Accrued other liabilities	558	1,263	3,307

	$3,166	$8,896	$10,151

3.	Fair Value Measurements

Assets and Convertible Preferred Stock Warrant Measured and Recorded at Fair Value on a Recurring Basis

The Company measures and records certain financial assets and its convertible preferred stock warrant at fair value on a recurring basis. Fair value is based on the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

FUSION-IO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
INFORMATION PERTAINING TO THE NINE MONTHS ENDED
MARCH 31, 2010 AND 2011 IS UNAUDITED

The Company’s financial instruments that are measured at fair value on a recurring basis consist of money market funds and U.S. government agency securities and a convertible preferred stock warrant. The following three levels of inputs are used to measure the fair value of financial instruments:

Level 1:	Quoted prices in active markets for identical assets or liabilities. The Company classifies its money market funds as Level 1 instruments as they are traded in active markets with sufficient volume and frequency of transactions.
Level 2:	Observable prices that are based on inputs not quoted on active markets, but corroborated by market data. The Company classifies its U.S. government agency securities as Level 2 instruments due to the use of readily available market prices or alternative pricing sources utilizing market observable inputs.
Level 3:	Unobservable inputs are used when little or no market data is available. The Company utilized a Black-Scholes-Merton option pricing model in order to determine the fair value of the convertible preferred stock warrant, with such value determined on an as-converted basis. Certain inputs used in the model are unobservable. The fair values could change significantly based on future market conditions.

FUSION-IO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
INFORMATION PERTAINING TO THE NINE MONTHS ENDED
MARCH 31, 2010 AND 2011 IS UNAUDITED

The fair value of these financial assets and the convertible preferred stock warrant was determined using the following inputs (in thousands):

	Fair Value Measurements at June 30, 2009 Using
Description	Level 1	Level 2	Level 3	Total

Cash equivalents:
Money market funds	$4,506	$—	$—	$4,506
U.S. government agency securities	—	313	—	313
Short-term investments:
U.S. government agency securities	—	1,181	—	1,181
Accrued and other liabilities:
Convertible preferred stock warrant	—	—	88	88

	Fair Value Measurements at June 30, 2010 Using
Description	Level 1	Level 2	Level 3	Total

Cash equivalents:
Money market funds	$6,045	$—	$—	$6,045
U.S. government agency securities	—	2,499	—	2,499
Short-term investments:
U.S. government agency securities	—	11,974	—	11,974
Accrued and other liabilities:
Convertible preferred stock warrant	—	—	174	174

	Fair Value Measurements at March 31, 2011 Using
Description	Level 1	Level 2	Level 3	Total
	(unaudited)

Cash equivalents:
Money market funds	$147	$—	$—	$147
Accrued and other liabilities:
Convertible preferred stock warrant	—	—	748	748

The following table summarizes the change in value of the convertible preferred stock warrant (in thousands):

	Year ended		Nine months ended
	June 30		March 31
	2009	2010	2010	2011
			(unaudited)

Balance at beginning of period	$—	$88	$88	$174
Change in fair value included in interest expense	88	86	—	574

Balance at end of period	$88	$174	$88	$748

FUSION-IO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
INFORMATION PERTAINING TO THE NINE MONTHS ENDED
MARCH 31, 2010 AND 2011 IS UNAUDITED

Assets Measured and Recorded at Fair Value on a Non-recurring Basis

Non-financial long-lived assets such as property and equipment are recorded at their historical cost; however, if there is an impairment, the assets are measured and recorded at fair value. Certain furniture and fixtures were measured at fair value during the nine months ended March 31, 2011 due to circumstances that indicated that the carrying value of these assets was not recoverable, resulting in an impairment charge of $46,000. This impairment charge is included in operating expenses in the consolidated statements of operations. The fair value of the furniture and fixtures on the measurement date was $170,000 and was measured using level 2 inputs. The fair value was based on a quoted price in a market that is not active.

Fair Value of Other Financial Instruments

The carrying amounts of the Company’s accounts receivable, accounts payable, accrued liabilities, notes payable and other liabilities approximate their fair values due to their short maturities. The carrying value of notes payable approximates fair value based on interest rates currently available to the Company for debt with similar terms at March 31, 2011.

4.	Long-term Obligations

Loan and Security Agreement

In September 2008, the Company entered into a loan and security agreement with a financial institution. Initially, the agreement provided for borrowings of up to $7,000,000 under a revolving line of credit, and up to an additional $3,000,000 under a bridge loan facility. In January 2009, the Company and the financial institution modified the loan and security agreement to allow financing of up to 80% of certain outstanding receivables, not to exceed $6,250,000. The borrowings carried interest at a rate ranging from prime to prime plus 2.0%. During the year ended June 30, 2009, the Company borrowed, and later repaid, an aggregate of $5,989,000 under these credit facilities.

In January 2010, the Company amended the terms of the loan and security agreement primarily to increase the facility amount, modify certain financial covenants and extend the maturity date. The revised agreement allowed financing of up to 80% of certain outstanding receivables, not to exceed $7,500,000. Borrowings were available through April 2010 and any borrowings were due no later than April 2010. During the year ended June 30, 2010, the Company borrowed and repaid a total of $4,000,000. As of June 30, 2010 no borrowings were outstanding under this agreement.

In September 2010, the Company amended and restated its loan and security agreement (the “Revolving Line of Credit”) with a financial institution. The Revolving Line of Credit allows the Company to borrow up to a limit of $25,000,000 with a sublimit of $6,000,000 for letters of credit, certain cash management services and foreign exchange forward contracts. The balance of borrowings outstanding on the Revolving Line of Credit was $5,000,000 at March 31, 2011. The total balance of letters of credit outstanding at March 31, 2011 was $3,349,000. Borrowings under the Revolving Line of Credit accrue interest at a floating per annum rate equal to one-half of one percentage point (0.50%) above the prime rate as published in the Wall Street Journal. An unused commitment fee equal to 0.375% of the difference between the $25,000,000 limit and the average daily balance of borrowings outstanding each quarter is due on the last day of such quarter. The Revolving Line of Credit includes a prepayment penalty of $250,000 if outstanding advances are prepaid and the line is cancelled prior to September 2011. The Revolving Line of Credit is secured by substantially all assets of the Company. At March 31, 2011, the $5,000,000 note payable accrued interest at a rate of 3.75% per annum with

FUSION-IO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
INFORMATION PERTAINING TO THE NINE MONTHS ENDED
MARCH 31, 2010 AND 2011 IS UNAUDITED

interest due and payable on a monthly basis. The Company can make advances against the Revolving Line of Credit until its maturity date in September 2012, at which time all unpaid principal and interest shall be due and payable. Under the terms of the Revolving Line of Credit, the Company is required to maintain the following minimum financial covenants on a consolidated basis:

•	A ratio of current assets to current liabilities plus, without duplication, any obligations of the Company to the financial institution, of at least 1.25 to 1.00.

•	A tangible net worth of at least $25,000,000, plus 25% of the net proceeds received by the Company from the sale or issuance of the Company’s equity or subordinated debt, such increase to be measured as of the last day of the quarter in which the Company received such proceeds.

As of March 31, 2011, the Company was in compliance with these covenants.

5.	Income Taxes

The domestic and foreign components of loss before income taxes were as follows (in thousands):

	Year Ended June 30,
	2008	2009	2010

Domestic	$(9,975)	$(25,572)	$(31,742)
Foreign	—	—	38

Loss before income taxes	$(9,975)	$(25,572)	$(31,704)

Income tax expense consisted of the following components (in thousands):

	Year Ended June 30,
	2008	2009	2010

Current:
Federal	$—	$—	$—
State	—	1	3
Foreign	—	—	9

Total current tax expense	—	1	12
Deferred:
Federal	—	—	—
State	—	—	—
Foreign	—	—	—

Total deferred tax expense	—	—	—

Total income tax expense	$—	$1	$12

FUSION-IO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
INFORMATION PERTAINING TO THE NINE MONTHS ENDED
MARCH 31, 2010 AND 2011 IS UNAUDITED

Income tax expense differed from the amounts computed by applying the statutory federal income tax rate of 34% to loss before income taxes as a result of the following (in thousands):

	Year Ended June 30,
	2008	2009	2010

Federal tax benefit at statutory rate	$(3,391)	$(8,694)	$(10,779)
State tax benefit, net of federal tax effect	(328)	(1,518)	(646)
Current year tax credits	(149)	(272)	(50)
Change in valuation allowance	3,821	10,158	10,922
Other, net	47	327	565

Income tax expense	$—	$1	$12

Significant components of the Company’s deferred income tax assets and liabilities were as follows (in thousands):

	June 30,
	2009	2010

Deferred tax assets:
Net operating loss carryforwards	$13,955	$21,903
Tax credit carryforwards	552	592
Accruals and allowances	276	2,818
Stock-based compensation	43	235

Total deferred tax assets	14,826	25,548
Valuation allowance	(14,583)	(25,518)

	243	30
Deferred tax liabilities:
Depreciation	(243)	(30)

Deferred tax assets, net	$—	$—

As of June 30, 2010, the Company had federal and state net operating loss carryforwards (“NOLs”) of $58,019,000 and $54,289,000, respectively. The federal and state NOLs begin to expire in 2027 and 2016, respectively, if not utilized. The Company also had federal and state research and development tax credit carryforwards of $482,000 and $166,000, respectively, which begin to expire in 2027 and 2020, respectively, if not utilized.

The Company maintained a full valuation allowance at June 30, 2008, 2009 and 2010 due to the uncertainty of realizing future tax benefits from its net operating loss carryforwards and other deferred tax assets due to historical losses. The valuation allowance increased by $3,821,000, $10,158,000 and $10,922,000 during the fiscal years ended June 30, 2008, 2009 and 2010, respectively.

Utilization of the net operating loss carryforwards and credits may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitation may result in the expiration of net operating losses and credits before utilization. If an ownership change has occurred in the past or occurs in the future, the utilization of net operation loss and credit carryforwards could be significantly reduced.

FUSION-IO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
INFORMATION PERTAINING TO THE NINE MONTHS ENDED
MARCH 31, 2010 AND 2011 IS UNAUDITED

Effective July 1, 2009, the Company adopted the provisions of FASB ASC 740-10, Accounting for Uncertainty in Income Taxes, which provides a financial statement recognition threshold and measurement attribute for a tax position taken or expected to be taken in a tax return. Under FASB ASC 740-10, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by taxing authorities, based solely on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has greater than 50% likelihood to be sustained upon ultimate settlement. As a result of the implementation of ASC 740-10, the Company reclassified $184,000 of its tax reserves to ASC 740-10 reserves. As of June 30, 2010, the Company’s unrecognized tax benefits were $349,000. Since the Company has a valuation allowance against its deferred tax assets, the adoption of ASC 740-10 did not result in a change to the financial statements.

The Company recognizes accrued interest and penalties related to uncertain tax positions as part of income tax expense. As of July 1, 2009 and June 30, 2010, the Company had no accrued interest and penalties.

During the fiscal year ended June 30, 2010, the aggregate changes in the total gross amount of unrecognized tax benefits were as follows (in thousands):

Balance as of July 1, 2009	$184
Decrease of unrecognized tax benefits taken in prior years	(47)
Increase in unrecognized tax benefits related to current year	212

Balance at June 30, 2010	$349

The total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate is zero.

The Company does not anticipate any significant change within fiscal 2011 of its uncertain tax positions, and the Company does not anticipate any events which could cause a change to these uncertainties. The Company files tax returns in the U.S. on a Federal basis and in many U.S. state and foreign jurisdictions. The Company is open for examinations in its major tax jurisdictions for the 2006 and forward tax years. There are no ongoing examinations by taxing authorities at this time.

In addition to the net operating loss carryforwards listed above, as of June 30, 2010, the Company has approximately $1,307,000 of net operating loss carryforwards associated with stock option tax deductions greater than deductions claimed for book purposes. These benefits will be recorded directly to equity in the period they reduce current taxes payable.

The Company paid income taxes for state and foreign income taxes of $0, $1,000, and $12,000 during the fiscal years ended June 30, 2008, 2009 and 2010, respectively. For the nine months ended March 31, 2011, income tax expense related to certain state and foreign jurisdictions for which taxable income exists and for which net operating loss carry forwards are not available to be utilized.

6.	Convertible Notes

During the fiscal years ended June 30, 2008, 2009 and 2010, the Company issued unsecured convertible notes to investors for cash. The notes accrued interest at 10% per annum and were automatically convertible into preferred stock in a qualifying financing at a conversion price equal to the price per share paid by the investors in such financing.

FUSION-IO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
INFORMATION PERTAINING TO THE NINE MONTHS ENDED
MARCH 31, 2010 AND 2011 IS UNAUDITED

The following table presents the activity related to convertible notes (in thousands):

Balance at July 1, 2007	$233
Issuance of notes	5,221
Interest accrued	80
Principal repaid	(338)
Conversion to Series Angel convertible preferred stock	(616)
Conversion to Series A convertible preferred stock	(4,580)

Balance at June 30, 2008	—
Issuance of notes	15,390
Interest accrued	555
Interest paid	(17)
Principal repaid	(400)
Conversion to Series B convertible preferred stock	(15,528)

Balance at June 30, 2009	—
Issuance of notes	5,000
Interest accrued	38
Conversion to Series C convertible preferred stock	(5,038)

Balance at June 30, 2010	$—

7.	Convertible Preferred Stock and Stockholders’ Deficit

Convertible Preferred Stock

Convertible preferred stock consisted of the following (in thousands, except share data):

	June 30, 2009			June 30, 2010			March 31, 2011
		Shares	Aggregate		Shares	Aggregate		Shares	Aggregate
	Shares	Issued and	Liquidation	Shares	Issued and	Liquidation	Shares	Issued and	Liquidation
	Authorized	Outstanding	Preference	Authorized	Outstanding	Preference	Authorized	Outstanding	Preference
								(unaudited)

Series A	17,571,250	17,445,450	$19,068	17,571,250	17,445,450	$19,068	17,571,250	17,445,450	$19,068
Series B	23,750,000	21,934,902	43,870	23,867,334	23,466,941	46,934	23,867,334	23,466,941	46,934
Series C	—	—	—	11,630,913	11,576,681	44,790	11,630,913	11,576,681	44,790

	41,321,250	39,380,352	$62,938	53,069,497	52,489,072	$110,792	53,069,497	52,489,072	$110,792

During the fiscal year ended June 30, 2008, the Company issued a total of 3,305 shares of Series Angel convertible preferred stock, including 3,080 shares issued upon conversion of convertible notes and 225 shares issued for cash proceeds of $45,000. In March 2008, all outstanding shares of Series Angel convertible preferred stock were recapitalized into shares of newly designated Series A convertible preferred stock at the conversion rate of 900 to 1. During the fiscal year ended June 30, 2008, the Company also issued a total of 10,978,950 shares of Series A convertible preferred stock, including 4,190,620 shares issued upon conversion of convertible notes and 6,788,330 issued for $1.093 per share resulting in net cash proceeds of $7,173,000.

During the fiscal year ended June 30, 2009, the Company designated 23,750,000 shares of its convertible preferred stock as Series B and the Company issued a total of 21,934,902 shares of Series B convertible preferred stock, including 7,763,669 shares issued upon conversion of convertible notes and 14,171,233 shares issued for $2.00 per share resulting in net cash proceeds of $28,078,000. During the

FUSION-IO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
INFORMATION PERTAINING TO THE NINE MONTHS ENDED
MARCH 31, 2010 AND 2011 IS UNAUDITED

fiscal year ended June 30, 2010, an additional 2,075,000 shares of Series B convertible preferred stock were issued for $2.00 per share resulting in net cash proceeds of $4,107,000.

During the fiscal year ended June 30, 2010, the Company designated 11,630,913 shares of its convertible preferred stock as Series C, repurchased 542,961 shares of Series B convertible preferred stock for $1,834,000 and issued a total of 11,576,681 shares of Series C convertible preferred stock, including 1,302,237 shares issued upon conversion of convertible notes and 10,274,444 shares issued for $3.869 per share resulting in net cash proceeds of $39,658,000.

Amounts paid in excess of the carrying amount related to the repurchase of the Series B convertible preferred stock are reflected as a deemed dividend in computing net loss attributable to common stockholders for the fiscal year ended June 30, 2010.

The significant rights, privileges, and preferences of the Series A, Series B and Series C convertible preferred stock are as follows:

Conversion

Each share of convertible preferred stock is convertible, at any time at the option of the holder into shares of the Company’s common stock. The price at which the convertible preferred stock will be converted is the original issuance price for the respective series of preferred stock, adjusted for certain dilutive corporate transactions. As of June 30, 2010 and March 31, 2011, each share of outstanding convertible preferred stock was convertible into common stock on a one-for-one basis.

Conversion is automatic upon the earlier of a (1) closing of the sale of the Company’s common stock in a firm-commitment, underwritten initial public offering which results in aggregate proceeds to the Company (before payment of underwriters’ discounts and expenses relating to the issuance) of at least $40,000,000 or (2) the date specified by written consent or agreement of holders of at least two-thirds of the convertible preferred stock then outstanding (voting together as a single class on an as-converted basis). In the event the initial public offering price per share of common stock is less than $5.80, then the Series C conversion price shall be the initial public offering price divided by 1.50.

In addition, if the Company initiates a qualifying financing, as determined by the board of directors, preferred stock held by certain stockholders may be required to be converted into common stock at the conversion rate of one share of common stock for each ten shares of preferred stock held, if such stockholders do not make an investment in the Company at least equal to their pro rata portion of the financing.

Dividends

The holders of the convertible preferred stock are entitled, on a pari passu basis, when, as, and if declared by the board of directors, to noncumulative annual dividends of $0.08744 per share of Series A, $0.16 per share of Series B and $0.30952 per share of Series C. No dividends have been declared or paid as of June 30, 2010 and March 31, 2011. Any additional dividends declared would be distributed on a pari-passu basis among all holders of common stock and convertible preferred stock on an as-converted basis.

Liquidation Preferences

In the event of a liquidation event, which is defined as any sale, merger, reorganization, liquidation, dissolution or winding up of the Company, holders of Series A, Series B and Series C

FUSION-IO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
INFORMATION PERTAINING TO THE NINE MONTHS ENDED
MARCH 31, 2010 AND 2011 IS UNAUDITED

convertible preferred stock shall be entitled to receive, on a pari passu basis, liquidation preferences of $1.093, $2.00 and $3.869 per share, respectively, together with any declared but unpaid dividends, prior to any payment or distribution to holders of common stock.

After liquidation preferences are satisfied for holders of convertible preferred stock, the entire remaining assets of the Company shall be distributed on a pro rata basis to the holders of common stock and convertible preferred stock on an as-converted basis. Total distributions to Series A and Series B convertible preferred stockholders will be limited to 1.5 times their liquidation preference amounts. Total distributions to Series C convertible preferred stockholders will be limited to 2.0 times their liquidation preference amounts. Thereafter, the holders of common stock shall receive all of the remaining assets of the Company on a pro rata basis.

A change in control or a sale, transfer, or lease of all or substantially all of the assets of the Company is considered to be a liquidation event. Because a change in control could occur and not be solely within the control of the Company, all convertible preferred stock has been classified outside of permanent equity in the accompanying consolidated balance sheets.

Redemption

Holders of convertible preferred stock have no rights related to the redemption of their stock.

Voting Rights

Holders of convertible preferred stock are entitled to the number of votes they would have upon conversion of their convertible preferred stock into common stock on the applicable record date. The Company’s board of directors shall consist of seven members determined as follows:

•	the holders of Series A convertible preferred stock voting as a separate class on an as-converted basis are entitled to elect two members to the Company’s board of directors;

•	the holders of Series B convertible preferred stock voting as a separate class on an as-converted basis are entitled to elect one member to the board of directors;

•	the holders of common stock, voting as a separate class, are entitled to elect three members to the board of directors;

•	and the holders of convertible preferred stock, voting as a separate class on an as-converted basis, and the holders of common stock, voting as a separate class, shall be entitled to elect one member to the board of directors.

Equity Incentive Plans

The Company adopted the 2006 Stock Option Plan (the “2006 Plan”) in July 2006 and subsequently granted a total of 3,028,135 options to purchase common stock under the 2006 Plan. Stock options granted under the 2006 Plan generally vest over a period of 30 months and have a contractual life of 10 years from the date of grant. In March 2008, the Company amended the terms of the 2006 Plan and terminated the ability to grant additional awards under this plan.

In March 2008, the Company adopted the 2008 Equity Incentive Plan (the “2008 Plan”) and in July 2010 the Company adopted the 2010 Executive Stock Incentive Plan (the “2010 Plan”). In January 2011, the Company’s board and stockholders authorized an additional 3,000,000 shares of common stock for future issuance under the 2008 Plan and 2010 Plan. The maximum aggregate

FUSION-IO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
INFORMATION PERTAINING TO THE NINE MONTHS ENDED
MARCH 31, 2010 AND 2011 IS UNAUDITED

number of shares of common stock that may be issued under the 2008 Plan together with the 2010 Plan (the “Stock Plans”), as of June 30, 2010 and March 31, 2011 is 15,984,159 and 18,984,159, respectively. The Stock Plans provide for the grant of incentive stock options to employees and for the grant of nonstatutory stock options and awards of restricted or unrestricted shares of common stock to employees, consultants, and advisors. Generally stock options granted under the Stock Plans vest over a period of 48 months and have a contractual life of 10 years from the date of grant. Grants of incentive stock options generally must be at an exercise price not less than the estimated fair value of the underlying common stock on the date of grant. The estimated fair value of the underlying common stock shall be determined by the board of directors until such time as the Company’s common stock is listed on any established stock exchange. The fair value of common stock has been determined by the board of directors at each grant date based on a variety of factors, including periodic valuations of the Company’s common stock, arm’s-length sales of the Company’s common stock, the Company’s financial position, historical financial performance, projected financial performance, valuations of publicly traded peer companies and the illiquid nature of the common stock.

Stock option activity for the fiscal years ended June 30, 2008, 2009 and 2010 and the nine months ended March 31, 2011 was as follows:

	Number of		Weighted-
	Shares		Average
	Subject to	Weighted-Average	Contractual	Aggregate
	Outstanding	Exercise Price	Term	Intrinsic
	Options	Per Share	(in Years)	Value(1)
				(in thousands)

Outstanding as of July 1, 2007	2,720,250	$0.01
Granted	5,515,385	0.37
Exercised	—	—
Canceled	(220,250)	0.35

Outstanding as of June 30, 2008	8,015,385	0.24
Granted	10,392,157	0.63
Exercised	(2,138,019)	0.07
Canceled	(3,091,856)	0.36

Outstanding as of June 30, 2009	13,177,667	0.55
Granted	7,171,034	1.10
Exercised	(620,462)	0.21
Canceled	(1,315,399)	0.60

Outstanding as of June 30, 2010	18,412,840	0.77	9.0	$21,865

Vested and expected to vest as of June 30, 2010	14,703,024	$0.74	8.9	$17,974

Vested and exercisable as of June 30, 2010	4,594,271	$0.53	8.3	$6,587

Outstanding as of June 30, 2010	18,412,840
Granted (unaudited)	9,325,981	$3.88
Exercised (unaudited)	(881,424)	0.63
Canceled (unaudited)	(716,491)	1.22

Outstanding as of March 31, 2011 (unaudited)	26,140,906	1.87	8.7	$127,758

FUSION-IO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
INFORMATION PERTAINING TO THE NINE MONTHS ENDED
MARCH 31, 2010 AND 2011 IS UNAUDITED

(1)	The aggregate intrinsic value is equal to the difference between the exercise price of the underlying stock option awards and the estimated fair value of the Company’s common stock as of June 30, 2010 and March 31, 2011 as applicable.

Additional per share information related to stock options granted to employees was as follows:

	Year Ended June 30,			Nine Months Ended March 31,
	2008	2009	2010	2010	2011
				(unaudited)
Weighted-average grant date fair value — granted	$0.12	$0.32	$0.55	$0.32	$2.49
Weighted-average grant date fair value — forfeited	0.18	0.22	0.30	0.61	1.23

Valuation Assumptions

The Company estimates the fair value of stock options granted to employees using the Black-Scholes-Merton pricing model and a single option award approach, which requires the input of several highly subjective and complex assumptions. The risk-free interest rate for the expected term of the option is based on the yield available on United States Treasury Zero Coupon issues with an equivalent expected term. The expected option term used in the Black-Scholes-Merton pricing model is calculated using the simplified method. The simplified method defines the expected term as the average of the option’s contractual term and the option’s weighted-average vesting period. The Company utilizes this method as it has limited historical stock option data that is sufficient to derive a reasonable estimate of the expected stock option term. The computation of estimated expected volatility is based on the volatility of comparable companies from a representative peer group selected based on industry data.

The following table presents the assumptions used in the Black-Scholes-Merton pricing model related to employee stock options:

				Nine Months Ended
	Year Ended June 30,			March 31,
	2008	2009	2010	2010	2011
				(unaudited)

Expected volatility	49-50%	49%	49%	49%	48-49%
Expected term (in years)	6.1	6.1	6.1	6.1	3.2-7.0
Risk-free interest rate	2.6-3.6%	2.8-3.4%	2.4-2.9%	2.6-2.9%	0.6-2.7%
Expected dividends	—	—	—	—	—

FUSION-IO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
INFORMATION PERTAINING TO THE NINE MONTHS ENDED
MARCH 31, 2010 AND 2011 IS UNAUDITED

Total stock-based compensation expense was classified as follows in the accompanying consolidated statement of operations (in thousands):

					Nine Months Ended
	Year Ended June 30,				March 31,
	2008	2009	2010	2010	2011
					(unaudited)

Cost of revenue	$—	$1	$9	$7	$16
Sales and marketing	101	461	738	544	1,156
Research and development	211	382	492	422	762
General and administrative	29	155	628	269	1,798

Total stock-based compensation	$341	$999	$1,867	$1,242	$3,732

As of June 30, 2010 and March 31, 2011, there was approximately $5,641,000 and $20,714,000 of total unrecognized compensation expense related to unvested stock options, which is expected to be recognized over a weighted-average service period of 3.2 years and 3.7 years, respectively.

Shares of Common Stock Subject to Repurchase

In March 2008, the Company agreed with two of its executives to add vesting provisions to an aggregate of 5,000,000 shares of common stock controlled by these executives. The Company has the right to repurchase any unvested shares at a price of $1.09 per share in the event the executive was to no longer provide services to the Company. The repurchase right expires ratably as the shares vest monthly over a 36-month period. The total fair value of the 5,000,000 shares of $1,790,000 is being recognized as stock-based compensation expense on a straight-line basis over the vesting period.

The following table summarizes the activity related to these shares subject to repurchase:

		Weighted-Average
	Number of Shares	Fair Value

Unvested shares of common stock at July 1, 2007	—	$—
Common shares subject to vesting provisions	5,000,000	0.36
Vested	(416,667)	0.36

Unvested as of June 30, 2008	4,583,333	0.36
Vested	(1,666,666)	0.36

Unvested as of June 30, 2009	2,916,667	0.36
Vested	(1,666,667)	0.36

Unvested as of June 30, 2010	1,250,000	0.36
Vested (unaudited)	(1,250,000)	0.36

Unvested as of March 31, 2011 (unaudited)	—	—

As of June 30, 2010, there was approximately $399,000 of total unrecognized compensation expense related to these unvested shares, which is expected to be recognized over a weighted-

FUSION-IO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
INFORMATION PERTAINING TO THE NINE MONTHS ENDED
MARCH 31, 2010 AND 2011 IS UNAUDITED

average service period of 0.7 years. As of March 31, 2011, the 5,000,000 shares were fully vested and the unrecognized compensation expense was $0.

Non-employee Stock Options

The Company from time to time grants options to purchase common stock to non-employees for advisory and consulting services. The Company estimates the fair value of these stock options using the Black-Scholes-Merton option pricing formula at each balance sheet date and records expense ratably over the vesting period of each stock option award. The Company recorded stock-based compensation expense related to these non-employee stock options of $4,000, $18,000, $54,000, $25,000 and $411,00 for the fiscal years ended June 30, 2008, 2009 and 2010 and for the nine months ended March 31, 2010 and 2011, respectively.

The following table presents the assumptions used in the Black-Scholes-Merton pricing model related to non-employee stock options:

	Year Ended June 30,			Nine Months Ended March 31,
	2008	2009	2010	2010	2011
				(unaudited)

Expected volatility	50%	49-50%	49%	49%	48-58%
Expected term (in years)	10.0	8.8-9.9	7.8-10.0	8.1-10.0	7.1-10.0
Risk-free interest rate	3.42%	2.7-3.8%	2.9-3.6%	3.2-3.6%	2.1-3.4%
Expected dividends	—	—	—	—	—

Warrants

During the year ended June 30, 2010, the Company granted to a business a fully vested warrant to purchase 12,500 shares of common stock for $1.96 per share in exchange for services rendered. The estimated fair value of the warrant of $11,000 was expensed in the year ended June 30, 2010 and was measured at the issuance date using the Black-Scholes-Merton option-pricing model with the following assumptions:

Expected volatility	49%
Expected life (in years, equal to the contractual term)	5.0
Risk-free interest rate	2.4%
Dividend yield	—

In March 2011, the Company issued 12,500 shares of common stock pursuant to the exercise of this warrant.

In connection with the execution of the September 2008 loan and security agreement, the Company issued the financial institution a fully vested warrant to purchase 125,800 shares of Series A convertible preferred stock at $1.093 per share. The warrant may be exercised for cash or net settled at any time through September 2018. The number of shares to be issued upon settlement of the warrant is 125,800.

The FASB has issued accounting guidance on the classification of freestanding warrants and other similar instruments on shares that are redeemable (either puttable or mandatorily redeemable). The guidance requires liability classification for certain warrants issued that are exercisable into

FUSION-IO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
INFORMATION PERTAINING TO THE NINE MONTHS ENDED
MARCH 31, 2010 AND 2011 IS UNAUDITED

convertible preferred stock. Liability classification requires the warrants to be remeasured to their fair value at each reporting period. As of June 30, 2009 and 2010 and March 31, 2011, the fair value of the warrant was $88,000, $174,000 and $748,000, respectively, and was recorded in accrued and other liabilities in the accompanying balance sheet. Changes in the fair value of the warrant liability are recorded in interest expense. The Company utilized a Black-Scholes-Merton option pricing model in order to determine the fair value of the preferred stock warrant, including the consideration of a risk-free interest rate, expected term and expected volatility.

The following table presents the assumptions used in the Black-Scholes-Merton pricing model as of each date the warrant was revalued:

			As of
	As of June 30,		March 31,
	2009	2010	2011
			(unaudited)

Expected volatility	49%	49%	48%
Expected term (in years)	10	8.3	7.5
Risk-free interest rate	3.7%	2.9%	2.9%
Expected dividends	—	—	—

The Company has reserved the following shares of common and convertible preferred stock for issuance upon the exercise of warrants that were outstanding:

Number of Shares
Subject to Warrants
June 30,	March 31,		Exercise	Date First
2010	2011	Shares Subject to Warrants	Price	Exercisable
	(unaudited)

12,500	—	Common Stock	$1.960	May 28, 2010
125,800	125,800	Series A Convertible Preferred Stock	1.093	September 10, 2008

138,300	125,800

Common Stock and Shares of Common Stock Reserved for Future Issuance

Shares of common stock reserved for future issuance were as follows (in thousands):

	June 30,	March 31,
	2010	2011
		(unaudited)

Stock options outstanding	18,412,840	26,140,906
Stock options available for future grants	7,073,491	1,364,001
Warrant to purchase common stock	12,500	—
Warrant to purchase convertible preferred stock	125,800	125,800
Convertible preferred stock	52,489,072	52,489,072

	78,113,703	80,119,779

FUSION-IO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
INFORMATION PERTAINING TO THE NINE MONTHS ENDED
MARCH 31, 2010 AND 2011 IS UNAUDITED

In February 2011, the Company issued an aggregate of 60,000 shares of common stock for cash to two members of its board of directors. The purchase price of these shares was $5.12 per share.

8.	Commitments and Contingencies

Letters of Credit

As of June 30, 2010 and March 31, 2011, the Company had a total of $645,000 and $3,349,000, respectively, in letters of credit outstanding with a financial institution. These outstanding letters of credit have been issued for purposes of securing the Company’s obligations under equipment and facility leases.

Leases

The Company leases certain assets under capital leases with initial lease terms ranging between 12 to 48 months, imputed interest rates between 7.8% and 9.4% and maturities at various dates through fiscal year 2013. These leases are recorded as capital leases due to each lease containing a bargain purchase option. Obligations under capital leases are included in accrued and other current liabilities and other liabilities in the accompanying consolidated balance sheets. Property and equipment capitalized under capital lease obligations were as follows (in thousands):

	June 30,		March 31,
	2009	2010	2011
			(unaudited)

Computer equipment	$—	$177	$177
Machinery and equipment	144	301	301
Furniture and fixtures	183	183	—

	327	661	478
Less accumulated depreciation and amortization	(24)	(201)	(236)

	$303	$460	$242

FUSION-IO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
INFORMATION PERTAINING TO THE NINE MONTHS ENDED
MARCH 31, 2010 AND 2011 IS UNAUDITED

Future minimum lease payments under non-cancelable operating leases and payments under capital leases were as follows (in thousands):

	June 30, 2010		March 31, 2011
	Capital	Operating	Capital	Operating
	Leases	Leases	Leases	Leases(2)
			(unaudited)

Year Ending June 30,
2011(1)	$295	$1,334	$47	$468
2012	162	3,914	107	3,571
2013	28	3,910	6	3,490
2014	—	3,130	—	2,650
2015	—	4,066	—	3,472
Thereafter	—	23,287	—	23,350

Total	485	$39,641	160	$37,001

Less: imputed interest	(41)		(7)

Capital lease obligations	444		153
Less: current portion	(273)		(121)

Capital lease obligations — noncurrent	$171		$32

(1)	The June 30, 2010 columns include future minimum lease payments to be paid during the year ending June 30, 2011. The March 31, 2011 columns include future minimum lease payments to be paid during the three months ending June 30, 2011.

(2)	In December 2010, the Company entered into agreements to terminate leases for certain facilities. As a result, the operating lease obligations disclosed as of March 31, 2011 exclude approximately $2,900,000 of lease payments that were included in the June 30, 2010 balance.

Operating lease payments primarily relate to the Company’s leases of office space with various expiration dates through 2021. The terms of these leases often include periods of free rent, or rent holidays, and increasing rental rates over time. The Company recognizes rent expense on a straight-line basis over the lease period and has accrued for rent expense recorded but not paid. In May 2010, the Company entered into new leases to expand its primary office facilities in Salt Lake City, Utah. The term of these leases include an initial lease term that ends in September 2021, plus the option for the Company to extend the lease for an additional five years. These leases include rent holidays during the first year beginning with the lease effective date and also require the Company to provide the lessor letters of credit in aggregate of $3,000,000. These letters of credit were required upon signing the lease but as of June 30, 2010, the Company did not have the letters of credit in place. The letters of credit were secured in October 2010. This delay did not constitute an event of default under the lease agreements.

The Company also leases certain equipment under operating leases that expire at various dates through 2016. These equipment leases typically include provisions that allow the Company at the end of the initial lease term to renew the lease, purchase the underlying equipment at the then fair market value or return the equipment to the lessor.

FUSION-IO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
INFORMATION PERTAINING TO THE NINE MONTHS ENDED
MARCH 31, 2010 AND 2011 IS UNAUDITED

Rent expense was $289,000, $1,306,000, $1,614,000, $1,167,000 and $2,901,000 for the fiscal years ended June 30, 2008, 2009 and 2010 and for the nine months ended March 31, 2010 and 2011, respectively.

Purchase Commitments

The Company had non-cancelable purchase orders for raw materials inventory of approximately $8,737,000 and $2,660,000 as of June 30, 2010 and March 31, 2011, respectively.

Indemnifications

The Company indemnifies its officers and directors for certain events or occurrences, while the officer or director is or was serving at the Company’s request in such capacity. The maximum amount of potential future indemnification is unlimited; however, the Company has a director and officer insurance policy that provides corporate reimbursement coverage that limits its exposure and enables it to recover a portion of any future amounts paid. The Company is unable to reasonably estimate the maximum amount that could be payable under these arrangements since these obligations are not capped but are conditional to the unique facts and circumstances involved. Accordingly, the Company has no liabilities recorded for these agreements as of June 30, 2009 and 2010 and as of March 31, 2011.

Many of the Company’s agreements with channel partners and customers generally include certain provisions for indemnifying the channel partners and customers against liabilities if the Company’s products infringe a third party’s intellectual property rights. To date, the Company has not incurred any material costs as a result of such indemnification provisions and has not accrued any liabilities related to such obligations in the consolidated financial statements.

Employee Agreements

The Company has signed various employment agreements with key executives pursuant to which if their employment is terminated by the Company without cause or by the employees for good reason, or following a change of control of the Company, the employees are entitled to receive certain benefits, including severance payments, accelerated vesting of stock and stock options, and certain insurance benefits.

Legal Matters

The Company is not currently a party to any material litigation or other material legal proceedings. The Company may, from time to time, be involved in various legal proceedings arising from the normal course of business activities, and an unfavorable resolution of any of these matters could materially affect the Company’s future results of operations, cash flows or financial position.

9.	Employee Benefit Plans

The Company sponsors a 401(k) defined contribution plan covering all employees. Matching contributions and profit sharing contributions to the plan are at the discretion of the Company. The Company paid matching contributions of $29,000 in the year ended June 30, 2009 and did not pay any matching contributions in any other periods presented in the accompanying consolidated statements of operations.

FUSION-IO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
INFORMATION PERTAINING TO THE NINE MONTHS ENDED
MARCH 31, 2010 AND 2011 IS UNAUDITED

10.	Related Party Transactions

The Company issued and sold an aggregate of 52,489,072 shares of Series A, B, and C convertible preferred stock for aggregate consideration of $103,765,000, net of issuance costs. Purchasers of the Company’s Series A, B and C convertible preferred stock include New Enterprise Associates 12, Limited Partnership (“NEA 12”) and Lightspeed Venture Partners VIII, L.P. (“Lightspeed VIII”). Both of these investors own more than 5% of the Company’s outstanding capital stock as of June 30, 2010 and March 31, 2011. Forest Baskett and Scott Sandell, both of whom are members of the Company’s board of directors, are general partners of NEA 12. Christopher J. Schaepe is a member of the Company’s board of directors and is a representative of Lightspeed VIII.

The following table summarizes the purchases of the Company’s convertible preferred stock by NEA 12 and Lightspeed VIII:

		Shares of
		Series A
	Class of Convertible	Convertible			Total Purchase
Name of Stockholder	Preferred Stock	Preferred Stock	Price Per Share		Price

NEA 12	Series A	8,647,755	$1.093		$9,451,996
NEA 12	Series B	9,127,294		*	18,292,776
Lightspeed VIII	Series B	7,500,000	2.000		15,000,000
NEA 12	Series C	2,843,112	3.869		11,000,000
Lightspeed VIII	Series C	1,292,324	3.869		5,000,002

*	- NEA 12 purchased 9,000,000 shares of Series A convertible preferred stock directly from the Company at a price per share of $2.00 and a purchase price of $18,000,000.

In November 2007, the Company received proceeds of $400,000 from an investor, in exchange for a convertible note payable. In March of 2008, the note was converted into 378,500 shares of Series A convertible preferred stock. In July 2008, this investor purchased an additional 450,000 shares of the Company’s Series A convertible preferred stock from another shareholder. In September 2008, the Company received proceeds of $2,000,000 from this investor for a convertible note payable and in April 2009, the note was converted into 1,055,616 shares of Series B convertible preferred stock. In April 2010, an affiliate of this investor purchased 258,465 shares of the Company’s Series C convertible preferred stock. An affiliate of these investors is a customer of the Company. The Company recognized revenue from this affiliate of $0, $181,000, $3,421,000, $3,183,000 and $275,000 for the fiscal years ended June 30, 2008, 2009 and 2010 and for the nine months ended March 31, 2010 and 2011, respectively. The accounts receivable balance from this affiliate was $25,000, $100,000 and $0 as of June 30, 2009 and 2010 and March 31, 2011, respectively.

In May 2008, the Company issued 1,829,825 shares of Series A convertible preferred stock to an investor for a total purchase price of $2,000,000. The parent company of this investor is a customer of the Company. The Company recognized revenue from this customer of $19,000, $22,000, $191,000, $191,000 and $2,888,000 for the fiscal years ended June 30, 2008, 2009 and 2010 and for the nine months ended March 31, 2010 and 2011, respectively. The accounts receivable balance from this customer was $0, $0 and $434,000 as of June 30, 2009 and 2010 and March 31, 2011, respectively.

FUSION-IO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
INFORMATION PERTAINING TO THE NINE MONTHS ENDED
MARCH 31, 2010 AND 2011 IS UNAUDITED

In October 2009, the Company issued 2,000,000 shares of Series B convertible preferred stock to an investor for a total purchase price of $4,000,000. One of the Company’s vendors of NAND flash, is an affiliate of this investor. The Company had total purchases from this vendor of $1,003,000, $1,477,000, $4,938,000, $3,301,000 and $3,205,000 for the fiscal years ended June 30, 2008, 2009 and 2010 and for the nine months ended March 31, 2010 and 2011, respectively. The accounts payable balance with this vendor was $0, $483,000 and $4,000 as of June 30, 2009 and 2010 and March 31, 2011, respectively.

11.	Subsequent Events

The Company has evaluated subsequent events through June 7, 2011, the date the financial statements were available to be issued.

In April 2011, the Company repaid the remaining outstanding balance on its revolving line of credit of $5.0 million.

In April 2011, the Company granted options to purchase 495,844 shares of common stock at an exercise price of $6.76 per share. In May 2011, the Company granted options to purchase 152,500 shares of common stock at an exercise price of $14.00 per share. In May 2011, the Company received an estimate of the preliminary range of the estimated offering price for the Company’s proposed initial public offering of common stock. As a result of the proximity of this estimate to the grant date of stock options in April 2011, the Company subsequently reassessed the fair value at the date of grant to be $10.88. The unrecognized stock-based compensation expense related to the April 2011 and May 2011 grants was $3,651,000 (unaudited) and $1,208,000 (unaudited), respectively.

On May 2, 2011, the Company repurchased a total 165,000 shares of common stock from two of its stockholders, in separate transactions, for a total purchase price of $1,222,500. The terms and conditions of the individual stock repurchases, including the purchase price, were established independently between the two stockholders and a third party buyer unaffiliated with the Company. The Company exercised its pre-existing right of first refusal to which the shares were subject and repurchased the shares on the same terms and conditions to which the stockholders and third party buyer had agreed. The terms of the repurchase transaction for 150,000 of such shares requires the Company to pay additional consideration to one of the stockholders if a liquidity event occurs at any time prior to May 2, 2012 in which the price per share of the Company’s common stock is greater than $15.00. For this purpose, a liquidity event is defined as either a change of control or sale of substantially all of the assets of the Company or the initial public offering of common stock of the Company, or IPO. The amount of the additional per share consideration payable would be equal to half the difference between the applicable liquidity event price per share and $15.00. In the event of an IPO liquidity event, the liquidity event price per share is the closing per share sale price as of the first trading day following the expiration of the lock-up period described in the underwriting section of the Company’s Form S-1 registration statement. Such consideration shall be payable three business days following the final determination of the amount of such payment.

WWW.FUSION.COM

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth all expenses to be paid by the Registrant, other than underwriting discounts and commissions, in connection with this offering. All amounts shown are estimates except for the SEC registration fee and the FINRA filing fee.

SEC registration fee	$29,560
FINRA filing fee	25,961
NYSE listing fee	250,000
Printing and engraving	250,000
Legal fees and expenses	1,500,000
Accounting fees and expenses	1,015,000
Blue sky fees and expenses (including legal fees)	20,000
Transfer agent and registrar fees	10,000
Miscellaneous	399,479

Total	$3,500,000

ITEM 14.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 145 of the Delaware General Corporation Law authorizes a corporation’s board of directors to grant, and authorizes a court to award, indemnity to officers, directors and other corporate agents.

As permitted by Section 102(b)(7) of the Delaware General Corporation Law, the Registrant’s certificate of incorporation includes provisions that eliminate the personal liability of its directors and officers for monetary damages for breach of their fiduciary duty as directors and officers.

In addition, as permitted by Section 145 of the Delaware General Corporation Law, the certificate of incorporation and bylaws of the Registrant provide that:

•	The Registrant shall indemnify its directors and officers for serving the Registrant in those capacities or for serving other business enterprises at the Registrant’s request, to the fullest extent permitted by Delaware law. Delaware law provides that a corporation may indemnify such person if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Registrant and, with respect to any criminal proceeding, had no reasonable cause to believe such person’s conduct was unlawful.

•	The Registrant may, in its discretion, indemnify employees and agents in those circumstances where indemnification is permitted by applicable law.

•	The Registrant is required to advance expenses, as incurred, to its directors and officers in connection with defending a proceeding, except that such director or officer shall undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

•	The Registrant will not be obligated pursuant to the bylaws to indemnify a person with respect to proceedings initiated by that person, except with respect to proceedings authorized by the Registrant’s board of directors or brought to enforce a right to indemnification.

•	The rights conferred in the certificate of incorporation and bylaws are not exclusive, and the Registrant is authorized to enter into indemnification agreements with its directors, officers, employees and agents and to obtain insurance to indemnify such persons.

•	The Registrant may not retroactively amend the bylaw provisions to reduce its indemnification obligations to directors, officers, employees and agents.

The Registrant’s policy is to enter into separate indemnification agreements with each of its directors and officers that provide the maximum indemnity allowed to directors and executive officers by Section 145 of the Delaware General Corporation Law and also to provide for certain additional procedural protections. The Registrant has also entered into indemnification agreements with certain stockholders affiliated with its directors. The Registrant also maintains directors and officers insurance to insure such persons against certain liabilities.

These indemnification provisions and the indemnification agreements entered into between the Registrant and its officers, directors and stockholders affiliated with some directors may be sufficiently broad to permit indemnification of the Registrant’s officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act.

The underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification by the underwriters of the Registrant and its officers and directors for certain liabilities arising under the Securities Act and otherwise.

ITEM 15.	RECENT SALES OF UNREGISTERED SECURITIES.

Since May 1, 2008, the Registrant issued the following unregistered securities:

Sales of Convertible Preferred Stock

Between March 2008 and May 2008, the Registrant issued an aggregate of 17,445,450 shares of its Series A convertible preferred stock, of which 6,466,500 shares were issued upon conversion of existing preferred stock and 10,978,950 shares were sold to a total of 6 accredited investors at a purchase price per share of $1.093, each adjusted for a five for one forward stock split in July 2008, for an aggregate purchase price of $11,999,992.36.

Between April 2009 and October 2009, the Registrant sold an aggregate of 24,009,902 shares of its Series B convertible preferred stock to a total of 17 accredited investors at a purchase price per share of $2.00, for an aggregate purchase price of $48,019,804.

Between April 2010 and May 2010, the Registrant sold an aggregate of 11,576,681 shares of its Series C convertible preferred stock to a total of 21 accredited investors at a purchase price per share of $3.869, for an aggregate purchase price of $44,790,179.

Warrants

In September 2008, the Registrant issued a warrant to purchase 125,800 shares of the Registrant’s Series A convertible preferred stock to an accredited investor at an exercise price of $1.093 per share.

In May 2010, the Registrant issued a warrant to purchase 12,500 shares of the Registrant’s common stock to an accredited investor at an exercise price of $1.96 per share. In March 2011, this warrant was exercised in full for an aggregate exercise price of $24,500.

Convertible Notes

Between November 2007 and May 2008, the Registrant issued convertible promissory notes in an aggregate principal amount of $4,580,349. These promissory notes accrued interest at the rate of 10% per annum, compounded annually. In March 2008, the outstanding principal and interest due under these notes converted into 4,190,620 shares of the Registrant’s Series A convertible preferred stock at $1.093 per share (in each case as adjusted for a 5-for-1 forward stock split in July 2008).

Between August 2008 and March 2009, the Registrant issued convertible promissory notes in an aggregate principal amount of $15,390,000. The promissory notes accrued interest at the rate of 10%

per annum, compounded annually. In April 2009, the outstanding principal and interest due under these notes converted into 7,763,669 shares of the Registrant’s Series B convertible preferred stock at $2.00 per share.

In March 2010, the Registrant issued convertible promissory notes in an aggregate principal amount of $5,000,000. These promissory notes accrued interest at the rate of 10% per annum, compounded annually. In April 2010, the outstanding principal and interest due under these notes converted into 1,302,237 shares of the Registrant’s Series C convertible preferred stock at $3.869 per share.

Option and Common Stock Issuances

From May 1, 2008 through May 16, 2011, the Registrant granted to its employees, consultants and other service providers options to purchase an aggregate of 14,361,934 shares of common stock under its 2008 Stock Incentive Plan at exercise prices ranging from $0.358 to $14.00 per share.

From May 1, 2008 through May 16, 2011, the Registrant granted to certain of its executive officers, directors and other accredited investors options to purchase an aggregate of 14,653,082 shares of common stock under its 2008 Stock Incentive Plan, 2010 Executive Stock Incentive Plan and non-plan option agreements at exercise prices ranging from $0.358 to $5.12 per share.

From May 1, 2008 through May 16, 2011, the Registrant issued and sold to its employees, consultants and other service providers an aggregate of 3,418,211 shares of its common stock upon the exercise of options under its 2006 Stock Option Plan and its 2008 Stock Incentive Plan at exercise prices ranging from $0.002 to $0.65 per share, for an aggregate exercise price of $730,826.

From May 1, 2008 through May 16, 2011, the Registrant issued and sold to certain of its executive officers, directors and other accredited investors aggregate of 591,481 shares of common stock upon the exercise of options under its 2008 Stock Incentive Plan and under non-plan option agreements at exercise prices ranging from $0.358 to $0.65 per share, for an aggregate exercise price of $287,221.

In February 2011, the Registrant issued and sold to each of Dana L. Evan and H. Raymond Bingham, members of its board of directors, 30,000 shares of its common stock at a price per share of $5.12, in each case for an aggregate purchase price of $153,600.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering. The Registrant believes the offers, sales and issuances of the securities to accredited investors were exempt from registration under the Securities Act by virtue of Rule 506 of Regulation D promulgated thereunder and/or Section 4(2) of the Securities Act because the issuance of securities to the recipients did not involve a public offering. The Registrant believes the offers, sales and issuances of the securities to certain of its executive officers, directors and other accredited investors were exempt from registration under the Securities Act by virtue of Section 4(2) of the Securities Act because the issuance of securities to the recipients did not involve a public offering or in reliance on Rule 701 because the transactions were pursuant to compensatory benefit plans or contracts relating to compensation as provided under such rule. The Registrant believes the offers, sales and issuances of the securities to its employees, consultants and other service providers were exempt from registration in reliance on Rule 701 because the transactions were pursuant to compensatory benefit plans or contracts relating to compensation as provided under such rule. The recipients of securities under compensatory benefit plans and contracts relating to compensation were its employees, directors or bona fide consultants and received the securities as compensation for services. Appropriate legends have been affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions had adequate access, through employment, business or other relationships, to information about the Registrant. When the Registrant has relied on Rule 506 of Regulation D promulgated under the Securities Act, the investors in unregistered securities have been accredited investors. When we have relied on Section 4(2) of the Securities Act, we have received affirmative representations from the purchasers of unregistered securities regarding these purchasers’ financial sophistication.

ITEM 16.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits.  The following exhibits are filed herewith or incorporated herein by reference:

Exhibit
Number		Description

1	.1#	Form of Underwriting Agreement.
3	.1#	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be in effect upon the completion of this offering.
3	.2#	Form of Amended and Restated Bylaws of the Registrant, to be in effect upon the completion of this offering.
4	.1#	Specimen common stock certificate of the Registrant.
4	.2#	Second Amended and Restated Investors’ Rights Agreement, dated as of April 7, 2010 between Registrant and certain holders of the Registrant’s capital stock named therein.
4	.3#	Warrant to Purchase Stock issued by the Registrant to Silicon Valley Bank, dated September 10, 2008.
5	.1#	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.
10	.1A#	Form of Indemnification Agreement by and between the Registrant and certain of its directors and officers.
10	.1B#	Form of Indemnification Agreement by and between the Registrant and certain of its directors affiliated with investment funds and such investment funds.
10	.2#	2006 Stock Option Plan and Form of Stock Option Agreement under 2006 Stock Option Plan.
10	.3#	2008 Stock Incentive Plan and Form of Stock Option Agreement under 2008 Stock Incentive Plan.
10	.4#	2010 Executive Stock Incentive Plan and Form of Stock Option Agreement under 2010 Executive Stock Incentive Plan.
10	.5#	2011 Equity Incentive Plan and Related Forms.
10	.6#	2011 Employee Stock Purchase Plan and Related Forms.
10	.7#	Form of Non-Plan Stock Option Agreement between the Registrant and certain of its officers.
10	.8#	Second Amended and Restated Employment Agreement between the Registrant, David Flynn and Sandusky Investments, Ltd., dated as of April 7, 2010.
10	.9#	Amended and Restated Employment Agreement between the Registrant, Rick White and West Coast VC, LLC, dated as of December 31, 2008.
10	.9A#	Amendment Number One to Amended and Restated Employment Agreement between the Registrant, Rick White and West Coast VC, LLC, dated as of March 7, 2011.
10	.10#	Form of Involuntary Termination Severance Agreement between the Registrant and certain of its officers.
10	.10A#	Involuntary Termination Severance Agreement between the Registrant and Dennis P. Wolf, dated as of August 11, 2010.
10	.11#	Transition Agreement and Release between the Registrant and David R. Bradford, dated as of September 21, 2010.
10	.12#	Lease Agreement between the Registrant and NOP Cottonwood 2825, LLC, dated May 28, 2010 (Building 10).
10	.13#	Lease Agreement between the Registrant and NOP Cottonwood 2855, LLC, dated May 28, 2010 (Building 11).
10	.14#	Office Lease Agreement between the Registrant and Bixby Technology Center, LLC, dated May 29, 2009.

Exhibit
Number		Description

10	.15#	Amended and Restated Loan and Security Agreement between the Registrant and Silicon Valley Bank, dated September 13, 2010.
10	.16#	Offer Letter between the Registrant and Dennis Wolf, dated November 4, 2009.
10	.17#	Offer Letter between the Registrant and Jim Dawson, dated April 1, 2008.
10	.18#	Offer Letter between the Registrant and Lance Smith, dated April 29, 2008 as supplemented by an Offer Letter dated December 26, 2008.
10	.19#	Executive Incentive Compensation Plan, adopted by the Registrant on May 16, 2011.
21	.1#	List of subsidiaries of the Registrant.
23.1		Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.
23	.2#	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1).
24	.1#	Power of Attorney (see page II-6 to the original filing of this registration statement on Form S-1).

#	Previously filed.

(b) Financial Statement Schedules.

All financial statement schedules are omitted because the information called for is not required or is shown either in the consolidated financial statements or in the notes thereto.

ITEM 17.	UNDERTAKINGS.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this amendment to registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Salt Lake City, Utah, on the 7th day of June 2011.

FUSION-IO, INC.

By:	/s/ David A. Flynn
David A. Flynn
Chief Executive Officer and President

Pursuant to the requirements of the Securities Act of 1933, this amendment to registration statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature		Title	Date

/s/ David A. Flynn David A. Flynn		Chief Executive Officer, President and Director (Principal Executive Officer)	June 7, 2011

/s/ Dennis P. Wolf Dennis P. Wolf		Chief Financial Officer and Executive Vice President (Principal Accounting and Financial Officer)	June 7, 2011
* Forest Baskett, Ph.D.		Director	June 7, 2011
* H. Raymond Bingham		Director	June 7, 2011
* Dana L. Evan		Director	June 7, 2011
* Scott D. Sandell		Director	June 7, 2011
* Christopher J. Schaepe		Director	June 7, 2011
* Rick C. White		Director	June 7, 2011

* By:	/s/ Dennis P. Wolf Dennis P. Wolf Attorney-in-fact

EXHIBIT INDEX

Exhibit
Number		Description

1	.1#	Form of Underwriting Agreement.
3	.1#	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be in effect upon the completion of this offering.
3	.2#	Form of Amended and Restated Bylaws of the Registrant, to be in effect upon the completion of this offering.
4	.1#	Specimen common stock certificate of the Registrant.
4	.2#	Second Amended and Restated Investors’ Rights Agreement, dated as of April 7, 2010 between Registrant and certain holders of the Registrant’s capital stock named therein.
4	.3#	Warrant to Purchase Stock issued by the Registrant to Silicon Valley Bank, dated September 10, 2008.
5	.1#	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.
10	.1A#	Form of Indemnification Agreement by and between the Registrant and certain of its directors and officers.
10	.1B#	Form of Indemnification Agreement by and between the Registrant and certain of its directors affiliated with investment funds and such investment funds.
10	.2#	2006 Stock Option Plan and Form of Stock Option Agreement under 2006 Stock Option Plan.
10	.3#	2008 Stock Incentive Plan and Form of Stock Option Agreement under 2008 Stock Incentive Plan.
10	.4#	2010 Executive Stock Incentive Plan and Related Forms.
10	.5#	2011 Equity Incentive Plan and Related Forms.
10	.6#	2011 Employee Stock Purchase Plan and Form of Purchase Agreement under 2011 Employee Stock Purchase Plan.
10	.7#	Form of Non-Plan Stock Option Agreement between the Registrant and certain of its officers.
10	.8#	Second Amended and Restated Employment Agreement between the Registrant, David Flynn and Sandusky Investments, Ltd., dated as of April 7, 2010.
10	.9#	Amended and Restated Employment Agreement between the Registrant, Rick White and West Coast VC, LLC, dated as of December 31, 2008.
10	.9A#	Amendment Number One to Amended and Restated Employment Agreement between the Registrant, Rick White and West Coast VC, LLC, dated as of March 7, 2011.
10	.10#	Form of Involuntary Termination Severance Agreement between the Registrant and certain of its officers.
10	.10A#	Involuntary Termination Severance Agreement between the Registrant and Dennis P. Wolf, dated as of August 11, 2010.
10	.11#	Transition Agreement and Release between the Registrant and David R. Bradford, dated as of September 21, 2010.
10	.12#	Lease Agreement between the Registrant and NOP Cottonwood 2825, LLC, dated May 28, 2010 (Building 10).
10	.13#	Lease Agreement between the Registrant and NOP Cottonwood 2855, LLC, dated May 28, 2010 (Building 11).
10	.14#	Office Lease Agreement between the Registrant and Bixby Technology Center, LLC, dated May 29, 2009.
10	.15#	Amended and Restated Loan and Security Agreement between the Registrant and Silicon Valley Bank, dated September 13, 2010.
10	.16#	Offer Letter between the Registrant and Dennis Wolf, dated November 4, 2009.
10	.17#	Offer Letter between the Registrant and Jim Dawson, dated April 1, 2008.
10	.18#	Offer Letter between the Registrant and Lance Smith, dated April 29, 2008 as supplemented by an Offer Letter dated December 26, 2008.
10	.19#	Executive Incentive Compensation Plan, adopted by the Registrant on May 16, 2011.
21	.1#	List of subsidiaries of the Registrant.
23.1		Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.

Exhibit
Number		Description

23	.2#	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1).
24	.1#	Power of Attorney (see page II-6 to the original filing of this registration statement on Form S-1)

#	Previously filed.